The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on October 14, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

PLAYA HOTELS & RESORTS B.V.1

(Exact Name of Registrant as Specified in Governing Instruments)

The Netherlands	7011	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bruce D. Wardinski

Chief Executive Officer

Playa Hotels & Resorts B.V.

Prins Bernhardplein 200

1097 JB Amsterdam, Netherlands

+31 20 521 47 77

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Playa Hotels & Resorts B.V.

Prins Bernhardplein 200

1097 JB Amsterdam, Netherlands

+31 20 521 47 77

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stuart A. Barr, Esq. Eve N. Howard, Esq. Michael E. McTiernan, Esq. Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	Edward F. Petrosky, Esq. Bartholomew A. Sheehan III, Esq. Sidley Austin LLP 787 Seventh Avenue New York, N.Y. 10019 Phone: (212) 839-5300 Facsimile: (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

[1]	The registrant will be converted to a Dutch public limited liability company and renamed Playa Hotels & Resorts N.V. prior to the completion of this offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 14, 2014

PROSPECTUS

                Shares

PLAYA HOTELS & RESORTS B.V.1

Ordinary Shares

This is the initial public offering of Playa Hotels & Resorts B.V. We are selling                 ordinary shares.

No public market currently exists for our ordinary shares. We currently expect the initial public offering price of our ordinary shares to be between $         and $         per share.

We intend to apply for the listing of our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “            .”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves substantial risks. See “Risk Factors” beginning on page 18 of this prospectus to read about factors you should consider before buying our ordinary shares.

	Per Ordinary Share	Total
Public Offering Price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                 ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about                 , 2014.

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities

The date of this prospectus is                 , 2014

[1]	We will be converted to a Dutch public limited liability company and renamed Playa Hotels & Resorts N.V. prior to the completion of this offering.

[INSERT IMAGE FOR INSIDE COVER]

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires or indicates, references in this prospectus to “we,” “our,” “us” and “our company” refer to Playa Hotels & Resorts N.V., a Dutch public limited liability company (naamloze vennootschap), together with its subsidiaries.

Industry and Market Data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus Summary—Industry Overview and All-Inclusive Market Overview,” “Industry Overview and All-Inclusive Market Overview” and “Our Business and Resorts,” and where otherwise indicated. These market data and industry forecasts and projections are based on or derived from a market study prepared for us in August 2014 by Jones Lang LaSalle (“JLL”), a financial and professional services firm that specializes in commercial real estate services and investment management, in connection with this offering. We have paid JLL a fee for such services. Such information is included herein in reliance on JLL’s authority as an expert on such matters. See “Experts.” We believe the data prepared by JLL is reliable, but we have not independently investigated or verified this information. Any forecasts or projections prepared by JLL are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. The forecasts and projections are based on industry surveys and JLL’s experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved.

This prospectus contains registered trademarks of Hyatt (as defined below). None of Hyatt, HI Holdings Playa (as defined below), our other existing equity investors, their respective parents, subsidiaries or affiliates or any of their respective officers, directors, members, managers, shareholders, owners, agents or employees (in such capacities) is an issuer or underwriter of the ordinary shares being offered hereby, plays (or will play) any role in the offer or sale of our ordinary shares, has endorsed the offer of ordinary shares hereby, has any responsibility for the creation or contents of this prospectus (other than, in the case of HI Holdings Playa, the description of the Hyatt Agreements (as defined below)), or has or will have any liability or responsibility whatsoever arising out of or related to the offer or sale of the ordinary shares being offered hereby, including any liability or responsibility for any financial statements or other financial information contained in this prospectus or otherwise disseminated in connection with the offer or sale of the ordinary shares offered hereby.

In this prospectus:

The term the “BD Real Shareholder” refers to the prior owner of Real Resorts (as defined below).

The term “FCM” refers to Farallon Capital Management, L.L.C., and collectively with its affiliates, “Farallon.”

The term “Hyatt” refers to Hyatt Hotels Corporation and its affiliates. The term “HI Holdings Playa” refers to HI Holdings Playa B.V., an affiliate of Hyatt that received ordinary shares and cumulative redeemable preferred shares (“preferred shares”) issued as part of our Formation Transactions (as defined below).

The term “prior parent” refers to Playa Hotels & Resorts, S.L. and certain of its subsidiaries.

Except where otherwise noted, references to “pro forma,” when used to describe our financial results or operating statistics, assume, for purposes of calculating such result or statistic, that our Formation Transactions (excluding the acquisition of the Contributed Resorts (as defined below), which is reflected in our historical combined and consolidated financial information, and the asset acquisition of our Jamaica resort, which is reflected as occurring on August 16, 2013) had occurred as of the start of the calculation period.

The term “Real Resorts” refers to Desarrollos GCR, S. de R. L. de C.V., Gran Design & Factory, S. de R. L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V., Playa Gran, S. de R. L. de C.V. and BD Real Resorts, S. de R.L. de C.V. and its subsidiaries, collectively, which owned and managed the four all-inclusive resorts located in Cancún that we acquired as part of our Formation Transactions. References to the “resort management company” of Real Resorts refer to, collectively, the resort management assets and operations acquired from the BD Real Shareholder at the time of our Formation Transactions.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and may not contain all of the information that is important to you in making a decision to invest in our ordinary shares. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and the historical and unaudited pro forma, combined and consolidated financial statements and the related notes to those statements, included elsewhere in this prospectus.

Overview

We are a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations. Upon the completion of this offering, we will be the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry. Our portfolio consists of 13 resorts located in Mexico, the Dominican Republic and Jamaica that upon completion of our current expansion, renovation and repositioning projects, which we expect to complete in 2015, will have 6,175 rooms. All-inclusive resorts provide guests with an integrated experience through prepaid packages of room accommodations, food and beverage services and entertainment activities. We believe that our properties are among the finest all-inclusive resorts in the markets they serve. All of our resorts offer guests luxury accommodations, noteworthy architecture, extensive on-site activities and multiple food and beverage options. Our guests also have the opportunity to purchase revenue-generating upgrades, such as premium rooms, dining experiences, wines and spirits and spa packages. For the year ended December 31, 2013, we generated total pro forma revenue of $361.9 million, daily pro forma revenue per available room excluding revenue from upgrades (“Package RevPAR”) of approximately $156, pro forma Adjusted EBITDA (as defined below) of $89.0 million and a pro forma net loss of $12.0 million.

We believe that our resorts have a competitive advantage due to their location, amenities, scale, design and the significant barriers to entry in their respective markets. Our portfolio is comprised of all-inclusive resorts that share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and international gateway markets; (iii) strategic locations in popular vacation destinations in countries with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through expansion, renovation and repositioning opportunities.

We focus on the all-inclusive resort business because we believe it is a growing segment of the lodging industry that provides our guests and us with compelling opportunities. Our all-inclusive resorts provide guests with an attractive vacation experience that offers value and a high degree of cost certainty as compared to traditional resorts, where the costs of discretionary food and beverage services and other amenities can be unpredictable and significant. We believe that the all-inclusive model provides us with more predictable expenses and occupancy rates as compared to other lodging-industry business models because, among other reasons, guests at all-inclusive resorts often book their stays further in advance than guests at traditional resorts. These characteristics of the all-inclusive model allow us to more rapidly adjust certain operating costs in light of expected demand, as compared to other lodging industry business models. We also have the opportunity to generate incremental revenue by offering upgrades, premium services and amenities not included in the all-inclusive package. For the year ended December 31, 2013, on a pro forma basis, approximately 64% of our guests came from the United States and Canada. We believe that guests from these countries purchase upgrades, premium services and amenities (that are not included in the all-inclusive package) more frequently than guests from other markets.

Our portfolio consists of resorts marketed under the following brands: the family-friendly Hyatt Ziva, Gran and Dreams brands and the adults-only Hyatt Zilara, THE Royal and Secrets brands. We believe that these brands enable us to differentiate our resorts and attract a loyal guest base. We have a strategic relationship with

Hyatt, a global lodging company with widely recognized brands, that gives us the exclusive right to operate the new family-friendly Hyatt Ziva and the adults-only Hyatt Zilara brands (together, the “Hyatt All-Inclusive Resort Brands”) in Mexico, Costa Rica, the Dominican Republic, Jamaica and Panama (and possibly Cuba, depending on future legal developments relating to Hyatt’s and our ability to conduct business in Cuba) (the “Development Market Area”), subject to certain conditions, until August 2018. We rebranded two of our resorts under the Hyatt All-Inclusive Resort Brands during 2013 and intend to rebrand at least three additional resorts under these brands by the end of 2015. We believe that our strategic relationship with Hyatt will further establish us as a leader in the all-inclusive resort business by providing our Hyatt All-Inclusive Resort Brand resorts access to Hyatt’s distribution channels and guest base that includes leisure travelers.

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders. In pursuit of this goal, we will seek to leverage our senior management team’s operational expertise and experience in acquiring, expanding, renovating and repositioning resorts. In addition, upon the completion of this offering, as the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry, we believe that we will be well positioned to acquire additional all-inclusive resorts and traditional resorts or hotels that we can convert to the all-inclusive model, as we seek to aggregate an increasingly larger portfolio in the highly fragmented all-inclusive segment of the lodging industry.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners, operators, developers and acquirers of all-inclusive resorts:

•	Premier Collection of All-Inclusive Resorts in Desirable Locations. We believe that our portfolio represents a premier collection of all-inclusive resorts. Our resorts are located in prime beachfront locations in popular vacation destinations, including Cancún, Playa del Carmen, Puerto Vallarta and Los Cabos in Mexico, Punta Cana in the Dominican Republic and Montego Bay in Jamaica. Guests may conveniently access our resorts from a number of North American and international gateway markets. Our portfolio has been well maintained and is in excellent physical condition. We have made over $39.2 million of capital improvements to our resorts since January 2013. Certain of our resorts have received public recognitions for excellence, including Condé Nast’s Top 10 Resorts in Cancún/Yucatán in 2013, TripAdvisor Travelers’ Choice 2012—Top 25 Resorts in Mexico, USA Today Travel Readers’ Choice 2013—3rd Best All-Inclusive Resort in the World, and the AAA Five Diamond Award 2012, among others. Our portfolio is diverse, with no resort contributing more than 14.0% of our revenue for the six-month period ended June 30, 2014. In addition, our portfolio consists of resorts marketed under the following brands: the family-friendly Hyatt Ziva, Gran and Dreams brands and the adults-only Hyatt Zilara, THE Royal and Secrets brands.

•

Robust Internal Growth Opportunities. We believe there are significant opportunities within our portfolio to increase revenue and Adjusted EBITDA by expanding, renovating, repositioning and rebranding certain of our resorts. For example, we are in the process of expanding, renovating, repositioning and rebranding our Jamaica resort, which was formerly operated as a Ritz Carlton hotel by the previous owner. The property is being rebranded under both the family-friendly Hyatt Ziva brand and the adults-only Hyatt Zilara brand. In addition, we are expanding and renovating the resort formerly known as Dreams Cancún, and we will rebrand it as Hyatt Ziva Cancún. We are also renovating the resort formerly known as Dreams Puerto Vallarta, and we will rebrand it as Hyatt Ziva Puerto Vallarta. We also believe we can generate growth by internalizing resort management functions. We currently manage eight of our 13 resorts, including the former Dreams Cancún and the former

Dreams Puerto Vallarta resorts, where we recently internalized management and eliminated the management fees that we previously paid to a third-party manager. We believe that these current initiatives, which we expect will begin favorably impacting revenue by the end of 2014, will be significant drivers of growth.

•	First Mover Advantage in a Highly Fragmented Industry. We believe that we are well positioned to consolidate ownership in the all-inclusive segment of the lodging industry and further establish us as a leading owner and operator of all-inclusive resorts. The all-inclusive resort segment is highly fragmented and includes numerous resorts owned and managed by smaller operators who often lack capital resources to maintain their competitive position. We believe that our management team’s experience with executing and integrating resort acquisitions, track record of renovating and rebranding resorts, and relationships with premier all-inclusive resort brands, together with our developed and scalable resort management platform and strong brands, position us to grow our portfolio of all-inclusive resorts through targeted acquisitions. We believe that our ability to offer potential resort sellers the option of receiving our publicly-traded securities (instead of or in combination with cash) may provide us a competitive advantage over other buyers, as such securities can provide sellers potential appreciation from an investment in a diversified portfolio of assets. Our senior management team has established an international network of resort industry contacts, including resort owners, financiers, operators, project managers and contractors. We have a proven track record of sourcing and executing complex acquisitions. For example, our August 2013 acquisition of Real Resorts included the purchase of four resorts located in Cancún with a total of 1,577 rooms and a resort management company for consideration consisting of cash, debt and our preferred shares.

•	Exclusive Focus on the All-Inclusive Model. We believe the all-inclusive resort model is increasing in popularity as more people come to appreciate the benefits of a vacation experience that offers value and a high degree of cost certainty without sacrificing quality. We also believe that the all-inclusive model provides us with advantages over other lodging business models through relatively higher occupancy predictability and stability, and the ability to more accurately forecast resort utilization levels, which allows us to adjust certain operating costs in pursuit of more efficient operations. Because our guests have pre-purchased their vacation packages, we also have the opportunity to earn incremental revenue if our guests purchase upgrades, premium services and amenities that are not included in the all-inclusive package.

•	Integrated and Scalable Operating Platform. Through our August 2013 acquisition of Real Resorts’ experienced resort management company and the expansion of our senior management team, we believe we have developed a scalable resort management platform designed to improve operating efficiency at the eight resorts we currently manage and enable us to potentially internalize the management of additional resorts we own or may acquire. Our integrated platform enables managers of each of our key functions, including sales, marketing and resort management, to observe, analyze, share and respond to trends throughout our portfolio. As a result, we are able to implement management initiatives on a real-time and portfolio-wide basis. Our resort management platform is scalable and designed to allow us to efficiently and effectively operate a significant portfolio of all-inclusive resorts, including resorts owned by us, resorts we may acquire and resorts owned by third parties that we may manage for a fee in the future.

•

Strategic Relationship with Hyatt to Develop All-Inclusive Resorts. Our strategic relationship with Hyatt, which will own approximately     % of our ordinary shares upon the completion of this offering, provides us with a range of benefits, including the exclusive right to operate resorts under the two Hyatt All-Inclusive Resort Brands in the Development Market Area, subject to certain conditions, until August 2018. The Hyatt Ziva brand is marketed as a family-friendly all-inclusive resort brand and the Hyatt Zilara brand is marketed as an adults-only all-inclusive resort brand. These brands are Hyatt’s primary vehicle for all-inclusive resort growth in certain markets in Mexico, the Caribbean and Central America, and they demonstrate Hyatt’s commitment to the all-inclusive model. We also have, with respect to our Hyatt All-Inclusive Resort Brand resorts, access to Hyatt distribution channels, such as Hyatt guests using the Hyatt Gold Passport® guest loyalty program (which had in excess of sixteen million members as of December 31, 2013), Hyatt’s reservation system and website, and Hyatt’s extensive group sales business. These distribution channels complement our network of independent tour operators, individual resort websites, travel wholesalers and online outlets.

•	Experienced Leadership with a Proven Track Record. Our senior management team has an average of 27 years of experience in the lodging industry, including significant experience with all-inclusive resorts. Mr. Wardinski, our Chief Executive Officer and owner of approximately % of our ordinary shares upon the completion of this offering, founded our prior parent and previously was the Chief Executive Officer of two lodging concerns: Barceló Crestline Corporation (“Barceló Crestline”), an independent hotel investor, lessee and management company; and Crestline Capital Corporation, a NYSE-listed hotel investor, hotel lessee and hotel manager. From the December 29, 1998 listing of Crestline Capital Corporation’s common stock on the NYSE through the sale of the company on June 7, 2002, the company’s common stock generated a total return of approximately 121%. Mr. Wardinski was the non-executive chairman of the board of directors of Highland Hospitality Corporation, a NYSE-listed owner of upscale full-service, premium limited-service and extended-stay properties. From the December 16, 2003 listing of Highland Hospitality Corporation’s common stock on the NYSE through the sale of the company on July 17, 2007, the company’s common stock generated a total return of approximately 127%. Mr. Stadlin, our Chief Operating Officer, who, among other things, oversees our resort management company, was employed by Marriott International, Inc. for 33 years, and spent 12 years working on Marriott’s expansion into Latin America. Mr. Palacios, our Chief Financial Officer, has over 20 years of experience in finance and capital markets. Prior to joining us, Mr. Palacios was the Chief Financial Officer of One&Only Resorts, a division of Kerzner International Limited, where he was engaged in the financial oversight of operations. Mr. Froemming, our Chief Marketing Officer, spent 10 years as the sales and marketing leader for Sandals Resorts International, leading the growth of its two well-known all-inclusive brands, Sandals and Beaches.

Our Business and Growth Strategies

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders by implementing the following business and growth strategies:

•	Capitalize on Internal Growth Opportunities. An important element of our strategy is the identification of internal growth opportunities and the development and execution of plans designed to capitalize on such opportunities. As described above, we are actively implementing a number of significant internal growth opportunities within our portfolio. For example, in the last two years, we have identified and are acting on the following three opportunities:

•	Hyatt Ziva and Hyatt Zilara Rose Hall: We acquired the former Ritz Carlton Golf & Spa Resort, Rose Hall, Jamaica in August 2013 for $66.2 million. As of June 30, 2014, we have invested approximately $25.6 million (of an expected investment of approximately $83 to $90 million) to expand, renovate and reposition this property as an all-inclusive, internally-managed resort that we will rebrand under both the family-friendly Hyatt Ziva and the adults-only Hyatt Zilara brands. Upon completion, the resort will have an additional 194 luxury suites, sixteen food and beverage outlets, a new 50,000 square foot food and beverage village, a renovated lobby and lobby bar and a refurbished spa. We commenced development in November 2013 and we anticipate completing this project and reopening the resort in November 2014.

•	Hyatt Ziva Cancún: As of June 30, 2014, we have invested approximately $0.5 million (of an expected investment of approximately $80 to $90 million) to expand the former Dreams Cancún to add 177 rooms and to rebrand the resort under the Hyatt Ziva brand as Hyatt Ziva Cancún. In addition, we are comprehensively renovating all of the existing guest rooms, fully renovating the grounds, as well as adding a new pool, spa, food and beverage outlets, and additional public areas. Upon completion, amenities will include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who can organize upgrades that are responsive to a guest’s needs. We commenced development in May 2014 and we anticipate completing this project and reopening the resort in the fourth quarter of 2015. We have also internalized the management of this resort.

•	Hyatt Ziva Puerto Vallarta: As of June 30, 2014, we have invested approximately $0.4 million (of an expected investment of approximately $20 to $25 million) to renovate the former Dreams Puerto Vallarta. The scope of renovation includes a new lobby and public areas, significant guest room upgrades, three new food and beverage outlets and a new spa. The property will be rebranded under the Hyatt Ziva brand as Hyatt Ziva Puerto Vallarta, and upon completion, amenities will include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals. We commenced renovations in May 2014 and we anticipate completing this project and reopening the resort in December 2014. We have also internalized the management of this resort.

•	Seek Increased Operating Margins by Optimizing Sales Channels. On a pro forma basis, for the year ended December 31, 2013, approximately 74% of our bookings were through wholesale sales channels. The costs of wholesale bookings, which we bear, are typically higher than those of direct guest bookings. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites. In addition, by increasing our use of these lower cost sales channels, we expect to increase the number of guests who purchase upgrades, premium services and amenities that generate higher operating margins than “package revenue” (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Financial Condition and Operating Performance—Revenue, Package Revenue and Non-package Revenue”), as, in our experience, these types of guests often book their vacations directly as opposed to booking through wholesalers.

•	Selectively Pursue Strategic Growth Opportunities. The all-inclusive segment of the lodging industry is highly fragmented. We believe that we are well positioned to grow our portfolio by acting as a consolidator in the all-inclusive segment of the lodging industry and to seek management fee revenue by managing resorts owned by third parties. We believe that our extensive experience in all-inclusive resort operations, brand relationships, acquisition, expansion, renovation, repositioning and rebranding expertise, established and scalable management platform and ability to offer NYSE-listed ordinary shares to potential resort sellers will make us a preferred asset acquirer and manager. We intend to pursue acquisitions, either alone or with partners, of undermanaged or inappropriately branded all-inclusive resorts, traditional resorts that can be renovated, repositioned and rebranded as all-inclusive resorts (as illustrated by our ongoing project in Jamaica) and selective development projects that we believe will generate attractive risk-adjusted returns. We intend to continue to focus on the Latin American and Caribbean markets, where the all-inclusive model is well established, and we also intend to opportunistically pursue acquisitions in Europe and Asia over time. In addition, in an effort to strengthen our portfolio, we may consider selling resorts that we no longer regard as “core” resorts over time and reinvesting the net proceeds from any such sales in resorts that we believe offer greater growth potential or reduce our overall risk.

Industry Overview and All-Inclusive Market Overview

All information in this “—Industry Overview and All-Inclusive Market Overview” section is derived from a market study prepared for us in August 2014 in connection with this offering by JLL. See “Industry Overview and All-Inclusive Market Overview.”

Travel and Tourism

According to the United Nations World Tourism Organization (“UNWTO”), global travel and tourism spending totaled $4.5 trillion in 2013. This figure consists of both domestic spending within a country and foreign inbound spending. The UNWTO projects growth in global travel and tourism spending will accelerate to a 6.9% compound annual growth rate over the next decade, outpacing the 5.6% compound annual growth rate projected for the global economy according to Oxford Economics.

Leisure travel comprises the bulk of global travel and tourism spending and is projected to outpace the growth of the business travel segment. According to UNWTO figures, leisure travel and tourism spending in 2013 accounted for 75.6% of total global travel and tourism, totaling $3.4 trillion. While leisure travel growth has lagged business travel growth from 1990 to 2010, the World Travel and Tourism Council (“WTTC”) anticipates that leisure travel spending will grow more quickly than business travel spending over the next ten years, thus benefitting those destinations with more resort- and/or leisure-oriented lodging options.

All-Inclusive Overview

All-inclusive resorts provide room accommodations, food and beverage services and entertainment activities for a fixed package rate, as opposed to the “European Plan” lodging model, which is the traditional lodging model and only includes the room and, perhaps, limited food service, in the quoted price. The amenities at all-inclusive resorts include a variety of à la carte restaurants, bars, activities, shows and entertainment throughout the day. All-inclusive resorts charge rates on a per guest basis, rather than on a per room basis, as is typical of the European Plan model.

Within the travel and tourism industry, the all-inclusive lodging model has consistently demonstrated outsized growth over the past several decades and is positioned to gain momentum in the future, as JLL believes that the model has reached an inflection point that will likely expose its benefits to a broader base of potential guests.

An evaluation of the all-inclusive model suggests that the segment is poised to capture an increasing share of the expected rise in leisure travel. The all-inclusive model has proven successful with the experienced traveler, as well as for those vacationing for the first time. Moreover, in addition to individual leisure travelers, the model is gaining traction among the Meetings, Incentive, Corporate and Events (“MICE”) segment, appealing especially to higher value-added and more leisure oriented MICE segments, such as incentive meetings, product launches and the growing trend of destination weddings. Lastly, by capturing a greater share of the guest’s total vacation spending than European Plan hotels, all-inclusive resorts are often able to take advantage of more predictable operations and greater economies of scale to offer a compelling value proposition for their guests.

All-inclusive resorts tend to cluster in certain markets that are more conducive to the all-inclusive model based on overall market characteristics and external factors. Based on a study of destinations with a high proportion of all-inclusive resorts and JLL’s research on resort operators’ business plans, JLL compiled the following list of the attributes that are conducive to the all-inclusive model.

All-Inclusive Destination Attributes

Destinations that are conducive to the all-inclusive model tend to have a number of attributes, including:

•	Year-round warm weather

•	Attractive beaches

•	Sufficient airlift originating from key source markets

•	Adequate infrastructure

•	Low-cost labor

•	Limited food and beverage options in the immediate environs

The Caribbean and Mexico, which possess many of the attributes of successful all-inclusive destinations, have emerged as prime markets for the all-inclusive model. The Caribbean and Mexico are generally considered the birthplace and epicenter of the contemporary, pure play all-inclusive segment. An aggregate profile of six selected destinations in this region illustrates the growth in the all-inclusive segment, through new development and conversion of existing European Plan hotels over the past two decades. The table below summarizes these six selected destinations:

Six Key All-Inclusive Markets
Market	Number of Hotel Rooms	Hotel Occupancy(1)		Percent Rooms All- Inclusive(2)	International Arrivals
Cancún/Riviera Maya	65,100	75.2%		90%	6,306,947
Los Cabos	13,200	65.9%		81%	1,076,218
Puerto Vallarta	18,400	57.6%		79%	394,616
Punta Cana	31,700	79.4%		98%	2,584,871
La Romana	6,800	77.4%		91%	800,218
Montego Bay	8,600	63.7	%¹	100%	625,577

Notes:	Source: JLL, Market participants(3)

(1)	Hotel Occupancy for 2013, except Montego Bay, which refers to 2012 data.
(2)	The percentage of all-inclusive rooms is based on institutional quality hotels with over 100 rooms.
(3)	Market participants include: Jamaica Tourist Board and Tourism Information Publishing Site, Mexico Secretaría de Turismo, and Smith Travel Research, among others.

Our Portfolio

The following table presents an overview of the resorts in our portfolio, all of which we own in their entirety. Eight of our resorts are managed by us (including three that are closed for renovations) and five are managed by a third party, AMResorts. No resort in our portfolio contributed more than 14.0% of our revenue or 17.1% of our Adjusted EBITDA for the six-month period ended June 30, 2014. The table below is organized by our three geographic business segments: the Yucatán Peninsula, the Pacific Coast and the Caribbean Basin.

Name of Resort	Location	Brand and Type	Operator	Year Built; Significant Renovations	Rooms and Suites Upon Completion of Current Projects
Yucatán Peninsula

Hyatt Ziva Cancún	Cancún, Mexico	Hyatt Ziva (family-friendly)	Playa	1975; 1980; 1986; 2002; 2015(2)	555(1)
Hyatt Zilara Cancún	Cancún, Mexico	Hyatt Zilara (adults-only)	Playa	2006; 2009; 2013	307
THE Royal Playa del Carmen	Playa del Carmen, Mexico	THE Royal (adults-only)	Playa	2002; 2009	513
Gran Caribe Real	Cancún, Mexico	Gran (family-friendly)	Playa	1985; 2009	470
Gran Porto Real	Playa del Carmen, Mexico	Gran (family-friendly)	Playa	1996; 2006; 2012	287
Secrets Capri	Riviera Maya, Mexico	Secrets (adults-only)	AMResorts	2003	291
Dreams Puerto Aventuras	Riviera Maya, Mexico	Dreams (family-friendly)	AMResorts	1991; 2009	305

Pacific Coast

Hyatt Ziva Los Cabos	Cabo San Lucas, Mexico	Hyatt Ziva (family-friendly)	Playa	2007; 2009; 2013(3)	619
Hyatt Ziva Puerto Vallarta	Puerto Vallarta, Mexico	Hyatt Ziva (family-friendly)	Playa	1969; 1990; 2002; 2009; 2014(4)	336

Caribbean Basin

Dreams La Romana	La Romana, Dominican Republic	Dreams (family-friendly)	AMResorts	1997; 2008	751
Dreams Palm Beach	Punta Cana, Dominican Republic	Dreams (family-friendly)	AMResorts	1994; 2008	500
Dreams Punta Cana	Punta Cana, Dominican Republic	Dreams (family-friendly)	AMResorts	2004	620
Hyatt Ziva and Hyatt Zilara Rose Hall(5)	Montego Bay, Jamaica	Hyatt Ziva (family-friendly) and Hyatt Zilara (adults-only)	Playa	2000; 2014(6)	621(7)

Total Rooms					6,175

(1)	This property currently has 378 rooms and suites. Upon completion of the expansion, renovation and repositioning plan, we expect Hyatt Ziva Cancún to have 555 rooms.
(2)	We expect the renovation and repositioning of this property to be completed in the fourth quarter of 2015.
(3)	This resort sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014, and has since been closed for repair. We expect the resort to reopen at the end of April 2015, however we can provide no assurance that the resort will reopen by such time.
(4)	We expect the renovation and repositioning of this property to be completed in December 2014.
(5)	Our Jamaica resort is treated as a single resort operating under both of the Hyatt All-Inclusive Resort Brands, rather than as two resorts.
(6)	We expect the renovation and repositioning of this property to be completed in November 2014.
(7)	This property currently has 427 rooms and suites. Upon completion of the expansion, renovation and repositioning plan, we expect our Jamaica resort to have 621 rooms.

Our Formation

We were organized by our prior parent in March 2013 to consummate a series of transactions that included:

•	the acquisition of eight resorts from our prior parent, which we refer to as the “Contributed Resorts”;

•	the acquisition of Real Resorts, which owned four resorts in Mexico and a resort management company;

•	the acquisition of our Jamaica resort;

•	an investment by Hyatt of $325 million in cash in exchange for ordinary and preferred shares;

•	the consummation of our $375 million senior secured term loan (our “Term Loan”) and a $25 million undrawn revolving credit facility (our “Revolving Credit Facility” and, together with our Term Loan, our “Senior Secured Credit Facility”); and

•	the August 2013 issuance of an aggregate of $300 million of our 8.000% Senior Notes due 2020 (our “Senior Notes due 2020”).

We refer to the foregoing as our “Formation Transactions.” In February 2014, we issued additional Senior Notes due 2020, with an aggregate principal amount of $75 million. In May 2014, we amended our Revolving Credit Facility to allow for borrowings of up to $50 million.

Our Structure

The following chart depicts our structure and ownership after giving effect to the issuance and sale of the ordinary shares offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds.”

If the underwriters exercise their option to purchase additional ordinary shares in full, our officers, directors and employees, collectively, public shareholders, Farallon, HI Holdings Playa and other continuing shareholders are expected to own     %,     %,     %,     % and     %, respectively, of our outstanding ordinary shares. Share percentages referenced in this section exclude treasury shares. Other continuing shareholders consist of parties to the Investors Agreement (as defined below), other than Farallon, HI Holdings Playa and Bruce D. Wardinski, our Chairman and Chief Executive Officer.

Investment Risks

An investment in our ordinary shares involves substantial risks and uncertainties that may adversely affect our business, business prospects, cash flows, financial condition, liquidity and/or results of operations. Please see “Risk Factors” for a discussion of factors you should consider before making a decision to invest in our ordinary shares. Among others, these risks include:

•	General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

•	We are exposed to significant risks related to the geographic concentration of our resorts, including weather-related emergencies such as hurricanes, which could have a material adverse effect on us.

•	The all-inclusive model may not be desirable to prospective guests in the luxury segment of the resort market who have not previously been exposed to an all-inclusive resort, which could have a material adverse effect on us, including our results of operations, liquidity and financial condition.

•	Our relationship with Hyatt, including our development and franchise agreements with Hyatt, may not succeed. Disputes between Hyatt and us may arise. The Hyatt relationship is important to our business and in the event it does not succeed, the value of our portfolio could decline significantly, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

•	The exclusivity provisions of the Hyatt development agreement and our Hyatt franchise agreements will expire after certain periods of time, impose certain restrictions on us, and such agreements are terminable under certain circumstances, any of which could have a material adverse effect on us, including our financial results.

•	We are exposed to fluctuations in currency exchange rates, including fluctuations in (a) the value of the local currencies, in which we incur our costs at each resort, relative to the U.S. dollar, in which the revenue from each of our resorts is denominated, (b) the currency of our prospective guests, who may have a reduced ability to pay for travel to our resorts, relative to their ability to pay to travel to destinations with more attractive exchange rates, and (c) the value of local currencies relative to the U.S. dollar, which could impact our ability to meet our U.S. dollar-denominated obligations, including our debt service payments, any of which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

•	Our resort development, acquisition, expansion and repositioning projects are subject to timing, budgeting and other risks, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

•	Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could have a material adverse effect on us, including reducing our occupancy rates and revenue and, therefore, our results of operations.

•	Each of Farallon and HI Holdings Playa owns a significant portion of our ordinary shares and has representation on our board of directors (our “Board”), and Farallon and Hyatt may have interests that differ from those of other shareholders.

•	Some of the resorts in our portfolio located in Mexico were constructed and renovated without certain approvals. The authority granted to the Mexican government is plenary and we can give no assurance it will not exercise its authority to impose fines, remediation measures or close part or all of one or more of our resorts, which could have a material adverse effect on us.

•	The results of operations of our resorts may be adversely affected by various operating risks common to the lodging industry, including competition, over-supply and dependence on tourism, which could have a material adverse effect on us, including our financial results.

•	The seasonality of the lodging industry could have a material adverse effect on us, including our revenues.

•	The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us, including our business, financial condition, liquidity and results of operations.

•	Our concentration in a particular segment of a single industry limits our ability to offset the risks of an industry downturn, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

•	Cyber risk and the failure to maintain the integrity of internal or guest data could result in faulty business decisions and harm to our reputation and subject us to costs, fines or lawsuits.

•	We have substantial indebtedness and may incur additional debt in the future. The principal and interest payment obligations of such debt may restrict our future operations and impair our ability to invest in our business.

•	The agreements governing our various debt obligations impose restrictions on our business and limit our ability to undertake certain corporate actions.

•	We have discovered, and our independent registered public accounting firm has confirmed, material weaknesses and a significant deficiency in our internal control over financial reporting as of December 31, 2013. Accordingly, our internal control over financial reporting and our monitoring controls and processes are not effective, and we may not be able to accurately report our financial results, prevent fraud or file our required periodic reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares.

•	The number of our ordinary shares available for future issuance or sale could adversely affect the market price of our ordinary shares.

•	The rights of our shareholders and the duties of our directors are governed by Dutch law, our articles of association and internal rules and policies adopted by our Board, and differ in some important respects from the rights of shareholders and the duties of members of a board of directors of a U.S. corporation.

•	Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid.

•	Provisions of our franchise agreements with Hyatt might deter acquisition bids for us from certain third parties that might be considered favorable and/or give Hyatt the right to terminate such agreements if a controlling interest in us is obtained by certain persons.

Company Information

Our registered office in the Netherlands is located at Prins Bernhardplein 200, 1097 JB Amsterdam. Our telephone number at that address is +31 20 521 47 77. We maintain a website at www.playaresorts.com. However, the information on our website is not incorporated by reference into, and does not constitute a part of, this prospectus or the registration statement of which this prospectus is a part.

The Offering

Issuer	Playa Hotels & Resorts N.V.

Ordinary shares offered by us	We are offering ordinary shares.

Offering price	$ per ordinary share.

Underwriters’ option to purchase additional ordinary shares	The underwriters may also purchase up to an additional ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Use of proceeds	The net proceeds to us from this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, will be approximately $ million.

We intend to use the net proceeds from this offering to repurchase all of our preferred shares and for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available to us from time to time. See “Use of Proceeds.”

Dividend policy	We do not currently anticipate paying any dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.”

Listing	We intend to apply for the listing of our ordinary shares on the NYSE under the symbol “ .”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risk factors you should consider before deciding to invest in our ordinary shares.

Unless otherwise indicated, all references in this prospectus to the number and percentages of shares outstanding following this offering:

•	reflect the offering price of $ per ordinary share;

•	assume no exercise of the underwriters’ option to purchase up to an additional ordinary shares from us;

•	reflect the conversion of our company from Playa Hotels & Resorts B.V., a Dutch private limited liability company (besloten vennootschap), to Playa Hotels & Resorts N.V., a Dutch public limited liability company (naamloze vennootschap); pursuant to the deed of amendment and conversion executed in connection with our conversion to a public limited liability company (the “Deed of Amendment and Conversion”), each issued share of Playa Hotels & Resorts B.V. underwent a reverse share split of two-to-one, with every two ordinary shares (with a nominal value of $0.01) being combined into one ordinary share (with a nominal value of €0.10) and every two preferred shares (with a nominal value of $0.01) being combined into one preferred share (with a nominal value of €0.10); see “Description of Share Capital—Authorized and Outstanding Share Capital” for further information;

•	reflect the repurchase by us of all our preferred shares that were issued as part of our Formation Transactions, at a price per preferred share of $16.80 plus accrued and unpaid dividends accumulated thereon, as described in “Certain Relationships and Related Party Transactions—Preferred Shares”; and

•	do not give effect to treasury shares, unvested restricted ordinary shares issued to our executive officers, other employees and directors pursuant to our 2014 Equity Incentive Plan (our “equity incentive plan”) and ordinary shares reserved for future issuance under our equity incentive plan.

Summary Financial Information and Operating Data

The following tables set forth summary financial information and operating data. The summary financial information and operating data are presented on a historical basis and the statements of operations and other financial and operating data are presented on a pro forma basis (i) after giving effect to our Formation Transactions (excluding the acquisition of the Contributed Resorts, which is reflected in our historical combined and consolidated financial information) and (ii) as adjusted for the completion of this offering and our application of the resulting net proceeds.

You should read the following summary financial information and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” our combined and consolidated financial statements and related notes and the consolidated combined financial statements of Real Resorts and related notes, all included elsewhere in this prospectus. We derived the summary statements of operations data and other financial, operating and cash flows data for the years ended December 31, 2013 and 2012 and the summary balance sheet data as of December 31, 2013 and 2012 from our audited combined and consolidated financial statements included elsewhere in this prospectus. The summary statements of operations data and other financial, operating and cash flows data for the six-month periods ended June 30, 2014 and 2013 and the summary balance sheet data as of June 30, 2014 are derived from our unaudited combined and consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of June 30, 2013 are derived from our unaudited combined and consolidated financial statements that have not been included in this prospectus. The unaudited combined and consolidated financial statements have been prepared on the same basis as our audited combined and consolidated financial statements included in this prospectus and, in our opinion, reflect certain adjustments, which include normal recurring adjustments, necessary to present fairly the financial information in those statements. Our historical results may not be indicative of the results that may be expected in the future.

The summary unaudited pro forma statements of operations data and other financial and operating data for the year ended December 31, 2013, presented elsewhere in this prospectus, and the six-month period ended June 30, 2013, not included in this prospectus, are derived from our unaudited pro forma combined and consolidated financial information and are presented as if our Formation Transactions (excluding the acquisition of the Contributed Resorts, which is reflected in our historical combined and consolidated financial information, and the asset acquisition of our Jamaica resort, which is reflected as occurring on August 16, 2013) and the completion of this offering and application of the net proceeds all had occurred on January 1, 2013 for the purposes of the summary unaudited pro forma statements of operations data and other financial and operating data. The summary pro forma statements of operations data and other financial and operating data may not be indicative of what our actual results of operations would have been assuming these transactions had been completed on the first day of the period presented, nor is it indicative of the results of operations of future periods. See “Unaudited Pro Forma Combined and Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma statements of operations data and other financial and operating data. The transactions included in our Formation Transactions all occurred in 2013 and thus no pro forma adjustments have been made to our 2014 financial results. The summary balance sheet data as of June 30, 2014, as adjusted, assumes and gives effect to the completion of this offering and our application of the resulting net proceeds.

	Six Months Ended June 30,			Year Ended December 31,
	2014	Pro Forma 2013	2013	Pro Forma 2013	2013	2012
	($ in thousands)
Statements of Operations Data:
Revenue	$205,421	$200,314	$128,041	$361,944	$272,270	$220,003
Direct and selling, general and administrative expenses:
Direct	119,838	95,035	75,574	196,697	191,446	141,301
Selling, general and administrative	29,192	46,184	20,582	85,116	50,957	34,872
Pre-opening expenses	4,212	—	—	2,638	2,638	—
Write-down to net realizable value of long-lived assets	8,456	—	—	—	—	—
Depreciation and amortization	20,133	21,078	12,620	41,026	32,034	25,125

Direct and selling, general and administrative expenses	181,831	162,297	108,776	325,477	277,075	201,298

Operating (loss) income	23,590	38,017	19,265	36,467	(4,805)	18,705

Interest expense	(20,615)	(24,020)	(8,576)	(48,026)	(29,296)	(22,106)
Loss on extinguishment of debt	—	—	—	(5,669)	(5,669)	—
Other income, net	(1,255)	2,370	2,020	6,185	4,117	3,215

Net (loss) income before tax	1,720	16,367	12,709	(11,043)	(35,653)	(186)

Income tax benefit (provision)	2,635	714	2,105	(928)	5,776	(7,751)

Net (loss) income	$4,355	$17,081	$14,814	$(11,971)	$(29,877)	$(7,937)

Other Financial Data:
Adjusted EBITDA(1)	$64,439	$62,267	$33,747	$89,038	$54,288	$43,909
Adjusted EBITDA margin(2)	31.4%	31.1%	26.4%	24.6%	19.9%	20.0%

Operating Data:
Occupancy	86.0%	84.6%	80.8%	81.3%	78.6%	75.3%
Package ADR	$221	$209	$193	$192	$179	$176
Package RevPAR	190	177	156	156	141	133

	Six Months Ended June 30,			Year Ended December 31,
	As Adjusted 2014	2014	2013	2013	2012
	($ in thousands)
Balance Sheet Data (as of end of period):
Property and equipment, net		$1,295,352	$810,145	$1,291,728	$821,884
Cash and cash equivalents		107,703	32,138	83,446	16,624
Working capital (deficit)		87,685	(69,967)	53,134	(61,637)
Total assets		1,621,008	928,973	1,567,116	918,715
Total liabilities		1,043,767	744,867	976,316	750,784
Cumulative redeemable preferred shares		294,083	—	276,627	—
Total equity		$283,158	$184,106	$314,173	$167,931

Cash Flows Data:
Net cash provided by (used in):
Operating activities	—	$16,888	$11,059	$22,035	$17,325
Investing activities	—	(44,471)	(831)	(398,157)	(7,049)
Financing activities	—	51,840	5,286	442,944	(18,977)
Capital expenditures	—	$27,569	$820	$11,643	$7,049

(1)	We define “EBITDA,” a non-generally accepted accounting principles (“GAAP”) measure, as net income (loss) for the period before interest expense, income tax benefit (expense) and depreciation and amortization expense. We define “Adjusted EBITDA,” a non-GAAP measure, as EBITDA further adjusted to exclude the following items: (i) other income, net; (ii) pre-opening expenses; (iii) transaction expenses; (iv) severance expenses; (v) management contract termination expense; (vi) loss on extinguishment of debt; (vii) other tax expense/benefit; and (viii) other items.

Our Board and management consider Adjusted EBITDA a key performance and compensation measure both on a segment and on a consolidated basis. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operating performance both on a segment and on a consolidated basis. Our Chief Executive Officer also evaluates the performance of each of our reportable segments and determines how to allocate resources to those segments, in significant part, by assessing the Adjusted EBITDA of each segment. In addition, the compensation committee of our Board determines the annual variable compensation for certain members of our management based in part on consolidated Adjusted EBITDA, segment Adjusted EBITDA or some combination of both. We believe Adjusted EBITDA is useful to investors because it provides investors with the same information utilized internally by our management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

Adjusted EBITDA is not a substitute for net income (loss), cash flows from operating activities or any other measure prescribed by U.S. GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available to us to invest in the growth of our business and investors should carefully consider our U.S. GAAP results presented in this prospectus.

Historical and Pro Forma Adjusted EBITDA are calculated as follows:

			Six Months Ended June 30,			Year Ended December 31,
			2014	Pro Forma 2013	2013	Pro Forma 2013	2013	2012
			($ in thousands)
Net (loss) income			$4,355	$17,081	$14,814	$(11,971)	$(29,877)	$(7,937)

Interest expense			20,615	24,020	8,576	48,026	29,296	22,106
Income tax (benefit) provision			(2,635)	(714)	(2,105)	928	(5,776)	7,751
Depreciation and amortization			20,133	21,078	12,620	41,026	32,034	25,125

EBITDA			$42,468	$61,465	$33,905	$78,009	$25,677	$47,045
Other income, net	(a	)	1,255	(2,370)	(2,020)	(6,185)	(4,117)	(3,215)
Pre-opening expenses	(b	)	4,212	—	—	2,638	2,638	—
Transaction expenses	(c	)	3,832	—	1,222	—	8,657	79
Severance expenses	(d	)	2,914	—	—	—	—	—
Management contract termination expense	(e	)	340	—	—	—	12,843	—
Loss on extinguishment of debt	(f	)	—	—	—	5,669	5,669	—
Write-down to net realizable value of long-lived assets.	(g	)	8,456	—	—	—	—	—
Other tax expense	(h	)	962	640	640	2,466	2,466	—
Brand conversion expenses	(i	)	—	—	—	455	455	—
Other expense, BD Real Shareholder	(j	)	—	2,532	—	5,986	—	—

Adjusted EBITDA			$64,439	$62,267	$33,747	$89,038	$54,288	$43,909

(a)	Represents changes in foreign exchange and other miscellaneous income.
(b)	Represents pre-opening expenses incurred in connection with the expansion, renovation and repositioning of Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta and Hyatt Ziva Cancún.
(c)	Represents expenses incurred to pursue strategic initiatives.
(d)	Represents an expense associated with the termination of employees at Dreams Cancún and Dreams Puerto Vallarta, which were closed for renovations in May 2014.
(e)	Represents expenses that arose in connection with the termination of the previous managers for our resorts located in Los Cabos, Cancún and Puerto Vallarta.
(f)	Represents loss recorded for the extinguishment of a loan that was repaid in connection with our Formation Transactions.
(g)	Write-off of long-lived assets demolished during the renovations of Dreams Cancún and Dreams Puerto Vallarta.
(h)	Represents other tax expenses related to tax matters in the jurisdictions in which we conduct business.
(i)	Represents expenses associated with the conversion to the Hyatt All-Inclusive Resort Brands.
(j)	Represents the expenses incurred by the BD Real Shareholder that are not expected to re-occur following the acquisition of Real Resorts by us.

(2)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of operating revenues.

RISK FACTORS

Investing in our ordinary shares involves substantial risks and uncertainties. You should consider carefully and consult with your tax, legal and investment advisors with regard to the risks and uncertainties described below, together with all of the other information in this prospectus, including the historical and pro forma financial statements and the related notes, before deciding to purchase our ordinary shares. Any of the following risks could materially and adversely affect our business, business prospects, cash flows, financial condition, liquidity and results of operations. The market price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, business prospects, cash flows, financial condition, liquidity and results of operations. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Our business strategy depends significantly on demand for vacations generally and, more specifically, on demand for all-inclusive vacation packages. Weak economic conditions in the United States, elsewhere in North America, Europe and much of the rest of the world, and the uncertainty over the duration of these conditions, have had and could continue to have a negative impact on the lodging industry. We cannot provide any assurances that demand for all-inclusive vacation packages will remain consistent with or increase from current levels. If demand weakens, our operating results and growth prospects could be adversely affected. As a result, any delay in, or a weaker than anticipated, economic recovery will adversely affect our future results of operations, potentially materially. Furthermore, a significant percentage of our guests originate in the United States and elsewhere in North America and, if travel from the United States or elsewhere in North America was disrupted and we were not able to replace those guests with guests from other geographic areas, it could have a material adverse effect on our results of operations and cash flows. Additionally, most of our resorts are located in Mexico and a portion of our guests originate from Mexico and, as a result, our business is exposed to economic conditions in Mexico. If the economy of Mexico weakens or experiences a downturn, it could have a material adverse effect on us, including our financial results.

The adverse impact of the worldwide economic downturn and related factors, such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions decrease the level of disposable income of consumers or consumer confidence and could have a material adverse effect on us, including our results of operations.

The demand for vacation packages is dependent upon prospective travelers having access to, and believing they will continue to have access to, disposable income, and is therefore affected by international, national and local economic conditions. Adverse changes in the actual or perceived economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. For example, the recent worldwide economic downturn had an adverse effect on consumer confidence and discretionary income, resulting in decreased demand and price discounting in the resort sector, including in the markets we service. We cannot predict whether the recent economic recession will return or the current economic recovery will continue. If the economic recession returns, we could experience a prolonged period of decreased demand and price discounting in our markets, which would negatively affect our revenues and could have a material adverse effect on us, including our results of operations.

Terrorist acts, armed conflict, civil unrest, criminal activity and threats thereof, and other international events impacting the security of travel or the perception of security of travel could adversely affect the demand for travel generally and demand for vacation packages at our resorts, which could have a material adverse effect on us.

Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak, escalation and/or continuation of hostilities or armed conflict abroad, civil unrest or the possibility thereof, the issuance of travel advisories by sovereign governments, and other geo-political uncertainties have had and may have an adverse impact on the demand for vacation packages and consequently the pricing for vacation packages. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

Nine of the thirteen resorts in our portfolio are located in Mexico, and Mexico has been experiencing a significant increase in criminal violence for several years, primarily due to the activities of drug cartels and related organized crime. These activities and the possible escalation of violence associated with them in regions where our resorts are located, or an increase in the perception among our prospective guests of an escalation of such violence, could instill and perpetuate fear among prospective guests and may lead to a loss in business at our resorts in Mexico because these guests may choose to vacation elsewhere or not at all. In addition, increases in violence, crime or civil unrest in the Dominican Republic, Jamaica, or any other location where we may own a resort in the future, may also lead to decreased demand for our resorts and negatively affect our business and results of operations.

We are exposed to significant risks related to the geographic concentration of our resorts, including weather-related emergencies such as hurricanes, which could have a material adverse effect on us.

Our resorts located in Mexico account for the majority of our revenue. In addition to the matters referred to in the preceding risk factor, damage to these resorts or a disruption of their operations or a reduction of travel to them due to a hurricane or other weather-related or other emergency could reduce our revenue, which could have a material adverse effect on us, including our results of operations, liquidity and financial condition. In addition, all of our resorts are located on beach front properties in Mexico and the Caribbean and are susceptible to weather-related emergencies such as hurricanes. For example, one of our resorts is located in Los Cabos, Mexico and is currently closed in order to repair damage caused by Hurricane Odile in September 2014. We expect the resort to reopen at the end of April 2015, however we can provide no assurance that the resort will reopen by such time.

One of our resorts, Hyatt Ziva Los Cabos, recently sustained significant hurricane damage.

One of our resorts, Hyatt Ziva Los Cabos, which is a 619-room resort located in Los Cabos, Mexico, sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014. The resort is currently closed and is not accepting new reservations. We expect the resort to reopen at the end of April 2015, however we can provide no assurance that the resort will reopen by such time. We and our insurers are in the process of evaluating the damage caused to the resort, and, once the scope of the damage has been determined, we intend to develop and implement a plan to repair the resort and return it to operation. At this time we do not have an estimate of the amount of damage sustained by the resort or how much it will cost to repair the resort. While we have property and business interruption insurance to address this loss, we can provide no assurance that our insurance claims will be completely satisfied. If our expenses and business interruption are not adequately covered by insurance, or if the damage caused by the hurricane adversely affects our hotel or Los Cabos, Mexico generally as a travel destination for a sustained period of time, our investment in this resort could be negatively impacted and we could be materially and adversely affected. See “—Our insurance may not be adequate to cover potential losses, liabilities and damages and we may not be able to secure insurance to cover all of our risks, which could have a material adverse effect on us, including our financial results.”

The all-inclusive model may not be desirable to prospective guests in the luxury segment of the resort market who have not previously been exposed to an all-inclusive resort, which could have a material adverse effect on us, including our results of operations, liquidity and financial condition.

Our portfolio is composed predominantly of luxury all-inclusive resorts. The all-inclusive resort market has not traditionally been associated with the high-end and luxury segments of the lodging industry and there is a risk that our target guests, many of whom have not experienced an all-inclusive model, will not find the all-inclusive model appealing. A failure to attract our target guests could result in decreased revenue from our portfolio and could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Our relationship with Hyatt, including our development and franchise agreements with Hyatt, may not succeed. Disputes between Hyatt and us may arise. The Hyatt relationship is important to our business and in the event it does not succeed, the value of our portfolio could decline significantly, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

We have entered into a development agreement with Hyatt that grants us the right and obligation, under certain conditions, to enter into franchise agreements with Hyatt for all-inclusive resorts under the Hyatt All-Inclusive Resort Brands in the Development Market Area. During the Hyatt development agreement’s initial five-year term, which expires August 9, 2018, Hyatt is restricted from opening or operating another all-inclusive resort in the Development Market Area except with us. However, as an exception to this and as described in “Certain Relationships and Related Party Transactions—Hyatt Agreements—Franchise and Related Agreements,” once a specified three-year period relating to the limited geographic area surrounding a resort under a franchise agreement (the “Area of Protection”) expires or is terminated, Hyatt is free to develop or license other all-inclusive resorts in such Area of Protection under the Hyatt All-Inclusive Resort Brands, even if the five-year restricted term under the development agreement has not expired. If we fail to meet certain development milestones specified in the development agreement, Hyatt may terminate the development agreement and/or remove countries from the Development Market Area. Hyatt may also terminate the development agreement if any Hyatt franchise agreement is terminated under certain conditions relating to our default or if we become a Brand Owner (as defined below).

Under the terms of our Hyatt franchise agreements and other related agreements, we are required to meet specified operating standards and other terms and conditions. We expect that Hyatt will periodically inspect our resorts that carry a Hyatt All-Inclusive Resort Brand to ensure that we follow their standards. If we fail to maintain brand standards at one or more of our Hyatt All-Inclusive Resort Brand resorts, or otherwise fail to comply with the terms and conditions of the Hyatt franchise agreements and other related agreements, then Hyatt could terminate the agreements related to those resorts and potentially all of our Hyatt resorts. Under the terms of the Hyatt franchise agreements, if (i) the Hyatt franchise agreements for a certain number of Hyatt All-Inclusive Resort Brand resorts are terminated or (ii) a controlling interest in us is acquired by certain persons, Hyatt has the right to terminate the Hyatt franchise agreements for all of the resorts, even for those resorts that are in compliance with their Hyatt franchise agreements. If one or more Hyatt franchise agreements are terminated, the underlying value and performance of the related resort(s) could decline significantly from the loss of associated name recognition, participation in the Hyatt Gold Passport® guest loyalty program, Hyatt’s reservation system and website, and access to Hyatt’s group sales business, as well as from the costs of “rebranding” such resorts. In addition, if we are not in compliance with the material terms of the Hyatt franchise agreements and other related agreements (as well as for other reasons), Hyatt may decline to enter into Hyatt franchise agreements for other all-inclusive resort opportunities that we bring to Hyatt under the development agreement, whether our affiliates own the properties or manage them for third-party owners.

If any of the foregoing were to occur, it could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects and the market price of our ordinary shares, and could divert the attention of our senior management from other important activities. For more detailed information regarding the Hyatt development agreement, the Hyatt franchise agreements and the series of agreements with

Hyatt granting us the right to partner with Hyatt to establish the Hyatt All-Inclusive Resort Brands in the Development Market Area (collectively, the “Hyatt Agreements”), see “Certain Relationships and Related Party Transactions—Hyatt Agreements.”

The success of six of our resorts depends substantially on developing the two new Hyatt All-Inclusive Resort Brands, which will expose us to risks associated with concentrating a significant portion of our portfolio in a family of two related brands, and there is a risk that we and Hyatt may not succeed at marketing the two new Hyatt All-Inclusive Resort Brands, and that we may not be able to receive the anticipated return on the investment incurred in relation to the six resorts being re-branded under the two new Hyatt All-Inclusive Resort Brands, which could have a material adverse effect on us.

Six of the resorts in our portfolio will bear the name of one of the two or both new Hyatt All-Inclusive Resort Brands. As a result of this concentration, our success is dependent in part on the continued success of Hyatt and its brands. We believe that building brand value is critical to increase demand and build guest loyalty. Consequently, if market recognition or the positive perception of Hyatt and its brands is reduced or compromised, the goodwill associated with Hyatt All-Inclusive Resort Brand resorts in our portfolio may be adversely affected. The success of six of the resorts in our portfolio depends substantially on how well the market receives the two new Hyatt All-Inclusive Resort Brands. Under the Hyatt franchise agreements, Hyatt will provide (or cause to be provided) various marketing services to the relevant resorts, and we may conduct local and regional marketing, advertising and promotional programs, subject to compliance with Hyatt’s requirements. We cannot assure you that Hyatt and we will be successful in our marketing efforts. Additionally, we are not permitted under the Hyatt franchise agreements to change the brands of our resorts operating under the two new Hyatt All-Inclusive Resort Brands for fifteen years (plus any additional years pursuant to Hyatt’s renewal options) after the opening of the relevant resorts as Hyatt All-Inclusive Resort Brand resorts, even if the new brands are not successful. We will incur costs (including both the re-branding and renovation cost, and the fees payable to Hyatt) to re-brand certain of our resorts under the two new Hyatt All-Inclusive Resort Brands, and we can provide no assurance that we will be able to receive an expected level of return on such investment. As a result, we could be materially and adversely affected. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Franchise and Related Agreements.” Five of the six resorts have been identified and have been converted by us or are in the process of being converted to one or both of the Hyatt All-Inclusive Resort Brands. We expect that the remaining resort will be identified and agreed upon by Hyatt and us in the near future, although no assurance can be given on the timing or success of our efforts.

We have agreed to indemnify Hyatt for losses related to a broad range of matters and if we are required to make payments to Hyatt pursuant to these obligations, our financial condition, liquidity and results of operations may be materially and adversely affected.

Pursuant to the subscription agreement entered into between us and Hyatt in connection with our Formation Transactions, we agreed to indemnify Hyatt for any breaches of our representations, warranties and agreements in the subscription agreement, generally subject to (i) a deductible of $10 million and (ii) a cap of $50 million (other than for breaches of certain representations, for which indemnification is capped at $325 million). In addition, we have agreed to indemnify Hyatt for certain losses relating to the lack of operating licenses, noncompliance with certain environmental regulations, tax deficiencies, any material misstatements or omissions in the offering documentation relating to our Senior Notes due 2020 and certain indemnity obligations to our prior parent. The representations and warranties we made and our related indemnification obligations survive for varying periods from the closing date of our Formation Transactions, and some indefinitely. If we are required to make payments to Hyatt pursuant to these obligations, our financial condition, liquidity and results of operations may be materially and adversely affected. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Subscription Agreement.”

The exclusivity provisions of the Hyatt development agreement and our Hyatt franchise agreements will expire after certain periods of time, impose certain restrictions on us, and such agreements are terminable under certain circumstances, any of which could have a material adverse effect on us, including our financial results.

During the Hyatt development agreement’s initial five-year term, which expires August 9, 2018, Hyatt is restricted from opening or operating another all-inclusive resort in the Development Market Area except with us. If we fail to meet certain development milestones specified in the development agreement, Hyatt may terminate the development agreement and/or remove countries from the Development Market Area. Hyatt may also terminate the development agreement if any Hyatt franchise agreement is terminated under certain circumstances relating to our default or if we become a Brand Owner.

Pursuant to the Hyatt franchise agreements, for a period of three years after we open a Hyatt All-Inclusive Resort Brand resort, except as noted below or otherwise pursuant to Hyatt’s rights to terminate the franchise agreements under certain circumstances, Hyatt is restricted from opening or operating all-inclusive resorts in the related Area of Protection except with us. We are also restricted during this three-year period from opening or operating, within the Area of Protection of a resort, other all-inclusive resorts that compete with such resort under any brand or concept that has been developed by us or for which we are the licensors or exclusive operators, but we are expressly allowed to do so, under certain limited conditions, in respect of any existing brand or concept that has been acquired by us. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Master Development Agreement.” Once the three-year period relating to an Area of Protection under a franchise agreement expires or such franchise agreement is terminated, Hyatt is free to develop or license other all-inclusive resorts in the applicable Area of Protection, even under the Hyatt All-Inclusive Resort Brands and even if the five-year restricted term under the development agreement has not expired. In addition, the three-year mutually restrictive period of any Area of Protection may be terminated by Hyatt after the development agreement’s termination or expiration, or by us at any time. As a result, once the development agreement is terminated or expires (i) Hyatt is free to develop or license other all-inclusive resorts anywhere in the Development Market Area, excluding the Areas of Protection covered by any remaining restrictive periods under the franchise agreements, even under Hyatt All-Inclusive Resort Brands, and (ii) Hyatt may exercise its right to terminate the Areas of Protection covered by any restrictive periods remaining under the franchise agreements and, in such case, can develop or license other all-inclusive resorts anywhere in the Development Market Area, including in the related Areas of Protection, even under the Hyatt All-Inclusive Resort Brands. Hyatt may terminate the franchise agreements if we become a Brand Owner. The operation of such additional all-inclusive resorts may have a material adverse effect on us, including our financial results.

In addition, subject to certain exceptions, under the development agreement (and, in the case of clause (1) and (2) below, the franchise agreements), we are generally prohibited from owning or operating:

(1)	any all-inclusive resort anywhere in the world, even outside of the Development Market Area or Area of Protection, as the case may be, and even if the development agreement and/or franchise agreements are no longer in effect, under any hotel concept or brand for all-inclusive hotels or resorts that is owned by or exclusively licensed to Marriott International, Inc., Hilton Worldwide Inc., Starwood Hotels & Resorts Worldwide, Inc., InterContinental Hotels Group, Accor Hotels Worldwide or any of their respective affiliates or successors (i.e., the “Restricted Brand Companies” defined in “Certain Relationships and Related Party Transactions—Hyatt Agreements—Master Development Agreement”), until we have less than three franchise agreements in effect for the operation of Hyatt All-Inclusive Resort Brand resorts and Hyatt owns less than 15% (on a fully-diluted, as-converted basis) of our ordinary shares;

(2)

any all-inclusive resort under a Playa-Developed Brand (as defined in “Certain Relationships and Related Party Transactions—Hyatt Agreements—Master Development Agreement”) that directly competes with a Hyatt All-Inclusive Resort Brand and is located in (a) in the case of the development agreement, the Development Market Area until August 9, 2018 or (b) in the case of a franchise agreement, the Area of Protection until the expiration or termination of the applicable three-year period; and

(3)	unless we first offer the project to Hyatt and Hyatt rejects the project, any other all-inclusive resort in the Development Market Area not covered by clauses (1) or (2) until August 9, 2018.

These restrictions limit our ability to expand our business other than through Hyatt All-Inclusive Resort Brand resorts and could have a material adverse effect on us, including our financial results.

New brands or services that we launch in the future may not be successful, which could have a material adverse effect on our business, financial condition or results of operations.

We cannot assure you that any new brands, amenities or services we launch will be successful, or that we will recover the costs we incurred in developing the brands, amenities and services. If new brands, amenities and services are not as successful as we anticipate, it could have a material adverse effect on our business, financial condition or results of operations.

We may not successfully integrate our portfolio and may not be able to operate our business successfully or generate sufficient operating cash flows which may distract our management from the operation of our business, which could have a material adverse effect on us, including our results of operations.

Our portfolio consists of thirteen resorts that were acquired in three different ways, and the successful integration of our portfolio requires the integration of systems and processes across these resorts, as well as the transition of some of our resorts to being managed internally by us, rather than externally. Additionally, we have recently significantly expanded our resort management staff, including through the acquisition of the Real Resorts management company, and these changes may further complicate our efforts to integrate our portfolio, which could have a material adverse effect on us. In addition, we are exposed to further risks related to the combining of the components of our portfolio and risks that relate to the integration of operating and financial controls and systems, as well as integrating the cultures across our resorts. This integration will require substantial effort, hiring of new personnel and coordination across different locations. These efforts may disrupt the operation of our business, which could materially and adversely affect our results of operations.

We are exposed to fluctuations in currency exchange rates, including fluctuations in (a) the value of the local currencies, in which we incur our costs at each resort, relative to the U.S. dollar, in which the revenue from each of our resorts is denominated, (b) the currency of our prospective guests, who may have a reduced ability to pay for travel to our resorts, relative to their ability to pay to travel to destinations with more attractive exchange rates, and (c) the value of local currencies relative to the U.S. dollar, which could impact our ability to meet our U.S. dollar-denominated obligations, including our debt service payments, any of which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

The majority of our operating expenses are incurred locally at our resorts and are denominated in Mexican Pesos, the Dominican Peso or the Jamaican dollar. The net proceeds from this offering will be, and the net proceeds from our outstanding debt borrowings were, received and are payable by us, in U.S. dollars and our functional reporting currency is U.S. dollars. An increase in the relative value of the local currencies, in which we incur our costs at each resort, relative to the U.S. dollar, in which our revenue from each resort is denominated, would adversely affect our results of operations for those resorts. Our policy is to avoid hedging of foreign exchange rates and we therefore may be adversely affected by appreciation in the value of other currencies against the U.S. dollar, or to prolonged periods of exchange rate volatility. These fluctuations may negatively impact our financial condition, liquidity and results of operations to the extent we are unable to adjust our pricing accordingly.

Additionally, in the event that the U.S. dollar increases in value relative to the currency of the prospective guests living outside the United States, our prospective guests may have a reduced ability to pay for travel to our resorts and this may lead to lower occupancy rates and revenue, which could have a material adverse effect on us, including our financial results. An increase in the value of the Mexican Peso, the Dominican Peso or the Jamaican dollar compared to the currencies of other potential destinations may disadvantage the tourism industry in Mexico, the Dominican Republic or Jamaica, respectively, and result in a corresponding decrease in the occupancy rates and revenue of our resorts as consumers may choose destinations in countries with more attractive exchange rates. In the event that this appreciation occurs, it could lead to an increase in the rates we charge for rooms and suites in our resorts, which could result in a decrease in occupancy rates and revenue and, therefore, negatively impact our financial condition, liquidity and results of operations.

Furthermore, appreciation of local currencies relative to the U.S. dollar could make fulfillment of our U.S. dollar denominated obligations, including our debt service payments, more challenging and could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

The departure of any of our key personnel, including Bruce D. Wardinski, Alexander Stadlin, Omar Palacios and Kevin Froemming, who have significant experience and relationships in the lodging industry, could have a material adverse effect on us.

We depend on the experience and relationships of our senior management team, especially Bruce D. Wardinski, our Chairman and Chief Executive Officer, Alexander Stadlin, our Chief Operating Officer, Omar Palacios, our Chief Financial Officer, and Kevin Froemming, our Chief Marketing Officer, to manage our strategic business direction. These members of our senior management team have an average of 27 years of experience owning, operating, acquiring, repositioning, renovating and financing hotel, resort and all-inclusive properties. In addition, our senior management team has developed an extensive network of industry, corporate and institutional relationships. Other than our Chairman and Chief Executive Officer, Bruce D. Wardinski, and our Chief Marketing Officer, Kevin Froemming, our senior management team does not have employment agreements with us and we can provide no assurances that any of our key personnel identified above will continue their employment with us. The loss of services of any of Mr. Wardinski, Mr. Stadlin, Mr. Palacios, Mr. Froemming or another member of our senior management team, or any difficulty attracting and retaining other talented and experienced personnel, could have a material adverse effect on us, including, among others, our ability to source potential investment opportunities, our relationship with global and national industry brands and other industry participants or the execution of our business strategy, any of which could have a material adverse effect on us.

If we are not able to reposition and operate successfully our Jamaica resort as an all-inclusive resort, it could have a material adverse effect on us, including our results of operations, liquidity and financial condition.

We believe our Jamaica resort incurred a net loss in financial periods immediately preceding our acquisition of it in our Formation Transactions. Our strategy to reposition and operate this property as an all-inclusive resort may not succeed. Additionally, the transition of our Jamaica resort to our ownership and management under both of the new Hyatt All-Inclusive Resort Brands will involve an investment of approximately $83 to $90 million, substantial changes to the operating standards of the property and significant training or retraining of onsite personnel. The capital expenditure will be used to expand, renovate and reposition our Jamaica resort by adding more rooms, increasing amenities and entertainment options and converting energy equipment and systems at our Jamaica resort. We plan to increase the number of rooms at our Jamaica resort from 427 to 621, which will have the effect of increasing our exposure to Jamaica, when measured on a per room basis. This transition may not be successful and may divert the time of our management team away from other demands on their attention. Furthermore, our management team has no experience owning, operating or managing resorts in Jamaica and its experience in other countries may not be applicable. Additionally, if the lodging industry does not continue to rebound as we expect or we are unsuccessful in increasing revenues or controlling expenses, the losses at this resort could continue or worsen, which could have a material adverse effect on our results of operations, liquidity and financial condition.

We will lose revenue while certain of our resorts are under renovation, which could have a material adverse effect on us, including our results of operations and financial condition.

Our business plan currently contemplates the closure for various periods of our Jamaica resort, Dreams Puerto Vallarta, and Dreams Cancún during renovations to each of them and may involve closures of other resorts in the future. Furthermore, the renovations of these resorts and any renovations of these or other resorts that we undertake in the future may take longer to be completed than planned or may require more money to complete than projected, especially in the case of the extensive planned renovations to Dreams Cancún and our Jamaica resort. During the closure of one or more resorts during renovations, we will earn no revenue from those resorts, which could materially and adversely affect our results of operations. If our planned renovations experience cost overruns and delays in delivery, we may experience poor investment returns on those resorts and will earn no revenue from those resorts during such closures, which could have a material adverse effect on us, including our results of operations and financial condition.

We rely on a third party, AMResorts, to manage five of our resorts and we can provide no assurance that AMResorts will manage these resorts successfully or that AMResorts will not be subject to conflicts harmful to our interests.

Pursuant to management agreements with AMResorts, five of our resorts will continue to be managed by AMResorts until the earlier of the sale of each such resort or the expiration date of each agreement. Other than the agreement for Dreams La Romana, which may be terminated at any time (and without termination fees after December 2017), these agreements do not expire until 2022. Therefore, absent payment of significant termination fees, until the expiration of the management agreements, we will not be able to terminate AMResorts and self-manage these resorts. We can provide no assurance that AMResorts will manage these resorts successfully. Failure by AMResorts to fully perform the duties agreed to in the management agreements or the failure of AMResorts to adequately manage the risks associated with resort operations could materially and adversely affect us. We may have differences with AMResorts and other third-party service providers over their performance and compliance with the terms of the management agreements and other service agreements. In these cases, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution. In addition, AMResorts currently owns and/or manages and may in the future own and/or manage other resorts, including all-inclusive resorts in our markets that may compete with our resorts. AMResorts and its affiliates may have interests that conflict with our interests, such as incentives to favor these other resorts over our resorts as a result of more favorable compensation arrangements or by ownership interests in these resorts.

We may not execute our business and growth strategy successfully and may not be able to make additional senior management hires, which could have a material adverse effect on us, including our financial results.

Our ability to grow our business depends upon the business contacts of our senior management team and their ability to successfully hire, train, supervise and manage additional personnel. We may not be able to hire and train sufficient personnel or develop management, information and operating systems suitable for our expected growth. If we are unable to execute our business and growth strategy successfully, we could be materially and adversely affected, including our financial results.

Additionally, we may expand our existing resort management team based in Mexico through additional management hires shortly after completion of this offering in order to augment the local operating expertise of our existing team. We may be unable to locate and retain qualified individuals to join our resort management team.

Our strategy to opportunistically acquire, develop and operate in new geographic markets may not be successful, which could have a material adverse effect on us, including our growth prospects, financial condition and results of operations.

In the future, we may acquire or develop and operate resorts in geographic markets in which our management has little or no operating experience and in which potential guests are not familiar with a particular brand with which the resort is affiliated or do not associate the geographic market as an all-inclusive resort destination. As a result, we may incur costs relating to the opening, operation and promotion of such resorts that are substantially greater than those incurred in other geographic areas, and such resorts may attract fewer guests than other resorts we may acquire. Consequently, demand at any resorts that we may acquire in unfamiliar markets may be lower than those at resorts that we currently operate or that we may acquire in our existing markets. Unanticipated expenses at and insufficient demand for resorts that we acquire in new geographic markets, therefore, could materially and adversely affect us, including our growth prospects, financial condition and results of operations.

Our resort development, acquisition, expansion and repositioning projects are subject to timing, budgeting and other risks, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

We may develop, acquire, expand or reposition resorts from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we develop, acquire, expand or reposition resorts, we could be subject to risks associated with, among others:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	strikes or other labor issues;

•	development costs incurred for projects that are not pursued to completion;

•	investment of substantial capital without, in the case of developed or repositioned resorts, immediate corresponding income;

•	results that may not achieve our desired revenue or profit goals;

•	acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a resort;

•	ability to raise capital, including construction or acquisition financing; and

•	governmental restrictions on the nature or size of a project.

As a result of the foregoing, we cannot assure you that any development, acquisition, expansion or repositioning project will be completed on time or within budget. If we are unable to complete a project on time or within budget, the resort’s projected operating results may be adversely affected, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Our insurance may not be adequate to cover our potential losses, liabilities and damages and we may not be able to secure insurance to cover all of our risks, which could have a material adverse effect on us, including our financial results.

The business of owning and managing resorts is subject to a number of risks, hazards, adverse environmental conditions, labor disputes, changes in the regulatory environment and natural phenomena such as floods, hurricanes, earthquakes and earth movements. Such occurrences could result in damage or impairment to, or destruction of, our resorts, personal injury or death, environmental damage, business interruption, monetary losses and legal liability.

While insurance is not commonly available for all these risks, we do maintain customary insurance against risks that we believe are typical and reasonably insurable in the lodging industry and in amounts that we believe to be reasonable but that contain limits, deductibles, exclusions and endorsements. However, we may decide not to insure against certain risks because of high premiums compared to the benefit offered by such insurance or for other reasons. In the event that costs or losses exceed our available insurance or additional liability is imposed on us for which we are not insured or are otherwise unable to seek reimbursement, we could be materially and adversely affected, including our financial results. We may not be able to continue to procure adequate insurance coverage at commercially reasonable rates in the future or at all, and some claims may not be paid. There can be no assurance that the coverage and amounts of our insurance will be sufficient for our needs.

We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us, including our financial results.

The nature of our business exposes us to the potential for disputes or legal, regulatory or other proceedings from time to time relating to tax matters, environmental matters, government regulations, including licensing and permitting requirements, personal injury, labor and employment matters, contract disputes and other issues. For example, the Mexican tax authorities have issued an assessment to one of our Mexican subsidiaries for approximately $12.8 million. See “Our Business and Resorts—Legal Proceedings.” In addition, amenities at our resorts, including restaurants, bars and swimming pools, are subject to significant regulations, and government authorities may disagree with our interpretations of these regulations, or may enforce regulations that historically have not been enforced. Such disputes, individually or collectively, could adversely affect our business by distracting our management from the operation of our business or impacting our market reputation with our guests. If these disputes develop into proceedings or judgments, these proceedings or judgments, individually or collectively, could distract our senior management, disrupt our business or involve significant expenditures and our reserves relating to ongoing proceedings, if any, may ultimately prove to be inadequate, any of which could have a material adverse effect on us, including our financial results.

Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could adversely affect our results of operations.

Our success depends in large part on our ability to attract, retain, train, manage, and engage skilled employees. As of June 30, 2014, we directly and indirectly employed approximately 6,970 full-time employees worldwide at both our corporate offices and on-site at our resorts. If we are unable to attract, retain, train, manage, and engage skilled employees, our ability to manage and staff our resorts could be impaired, which could reduce guest satisfaction. Staffing shortages in places where our resorts are located also could hinder our ability to grow and expand our businesses. Because payroll costs are a major component of the operating expenses at our resorts, a shortage of skilled labor could also require higher wages that would increase labor costs, which could adversely affect our results of operations.

A significant number of our employees are unionized, and if labor negotiations or work stoppages were to disrupt our operations, it could have a material adverse effect on us, including our results of operations.

In excess of half of our full-time equivalent work force is unionized. As a result, we are required to negotiate the wages, salaries, benefits, staffing levels and other terms with many of our employees collectively and we are exposed to the risk of disruptions to our operations. Our results could be adversely affected if future labor negotiations were to disrupt our operations. If we were to experience labor unrest, strikes or other business interruptions in connection with labor negotiations or otherwise, or if we were unable to negotiate labor contracts on reasonable terms, we could be materially and adversely affected, including our results of operations. In addition, our ability to make adjustments to control compensation and benefits costs, rebalance our portfolio or otherwise adapt to changing business needs may be limited by the terms and duration of our collective bargaining agreements.

Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could have a material adverse effect on us, including reducing our occupancy rates and revenue and, therefore, our results of operations.

Many of our guests depend on a combination of scheduled commercial airline services and tour operator services to transport them to airports near our resorts. Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall vacation cost to our guests and may adversely affect demand for our vacation packages. Changes in commercial airline services or tour operator services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings, could have a material adverse effect on us, including our occupancy rates and revenue and, therefore, our results of operations.

Our industry is highly competitive, which may impact our ability to compete successfully with other hotel and resort operators for guests, which could have a material adverse effect on us, including our operating margins, market share and financial results.

We generally operate in markets that contain numerous competitors. Each of our resort brands competes with major chains in national and international venues and with independent companies in regional markets, including with recent entrants into the all-inclusive segment of the lodging industry in the regions in which we operate. Our ability to remain competitive and to attract and retain guests depends on our success in establishing and distinguishing the recognition and reputation of our brands, our locations, our guest satisfaction, our room rates, quality of service, amenities and quality of accommodations and our overall value from offerings by others. If we are unable to compete successfully in these areas, it could have a material adverse effect on us, including our operating margins, market share and financial results.

Each of Farallon and HI Holdings Playa owns a significant portion of our ordinary shares and has representation on our Board, and Farallon and Hyatt may have interests that differ from those of other shareholders.

Upon the completion of this offering, approximately    % of our ordinary shares will be owned by Farallon. In addition, two of our current directors were designated by Farallon at the time of our Formation Transactions and one of these directors is currently a managing member of FCM. As a result, Farallon may be able to significantly influence the outcome of matters submitted for director action, subject to our directors’ obligation to act in the interest of all of our stakeholders, and for shareholder action, including the nomination and appointment of our Board (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers. Following this offering, so long as Farallon continues to directly or indirectly own a significant amount of our outstanding equity interests and one or more individuals affiliated with Farallon are members of our Board and/or one or more committees thereof, Farallon may be able to exert substantial influence on us and may be able to exercise its influence in a manner that is not in the interests of our other stakeholders. Farallon’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares. Additionally, Farallon is in the business of making investments in companies and owning other hotels, and Farallon may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. Farallon may also pursue acquisition opportunities that may be complementary to (or competitive with) our business, and as a result those acquisition opportunities may not be available to us. Prospective investors in our ordinary shares should consider that the interests of Farallon may differ from their interests in material respects.

Upon the completion of this offering, approximately    % of our ordinary shares will be owned by HI Holdings Playa. In addition, one of our current directors was designated by HI Holdings Playa at the time of our Formation Transactions and is currently an employee of Hyatt. As a result, HI Holdings Playa may be able to influence the outcome of matters submitted for director action, subject to our directors’ obligation to act in the interest of all of our stakeholders, and for shareholder action, including the nomination and appointment of our Board (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers. HI Holdings Playa’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares. Additionally, Hyatt owns and franchises other hotels, and Hyatt may from time to time acquire and hold interests in, subject to the Hyatt Agreements, businesses that compete directly or indirectly with us or that supply us with goods and services. Hyatt may also pursue acquisition opportunities that may be complementary to (or competitive with) our business, and as a result those acquisition opportunities may not be available to us. We are also party to important agreements with Hyatt, the loss of which could have a material adverse effect on us. Prospective investors in our ordinary shares should consider that the interests of Hyatt may differ from their interests in material respects. See “Certain Relationships and Related Party Transactions—Hyatt Agreements.”

Any joint venture investments that we make in the future could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and liquidity and disputes between us and our co-venturers.

We may co-invest in resorts in the future with third parties through partnerships or other joint ventures, acquiring non-controlling interests in or sharing responsibility for any such ventures. In this event, we would not be in a position to exercise sole decision-making authority regarding the joint venture and, in certain cases, may have little or no decision-making authority. Investments through partnerships or other joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make dubious business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers, senior management and/or directors from focusing their time and effort on our business. Consequently, action by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Some of the resorts in our portfolio located in Mexico were constructed and renovated without certain approvals. The authority granted to the Mexican government is plenary and we can give no assurance it will not exercise its authority to impose fines, remediation measures or close part or all of one or more of our resorts, which could have a material adverse effect on us.

Some of the resorts in our portfolio were constructed and renovated without certain approvals at the time the construction and renovation work was carried out, as the then-owners of such resorts determined that such approvals were not required under the Mexican law. We can give no assurance that the Mexican authorities will have the same interpretation of Mexican law as the prior owners. The authority granted to the Mexican government in this regard is plenary and we can give no assurance the Mexican government will not exercise its authority to impose fines, to require us to perform remediation/restoration activities and/or to contribute to environmental trusts, and/or to close part or all of one or more of our resorts, which could have a material adverse effect on us.

As of 1988, Mexican environmental laws were amended in order to establish that, among other things, any new hotel construction and certain renovations require the preparation of an environmental impact statement

(“MIA”) in order to obtain an Environmental Impact Authorization (Resolutivo de Impacto Ambiental). Furthermore, since 2003 depending on each specific project, a supporting technical report (“ETJ”) is required to obtain an Authorization to Change the Use of Soil of Forestal Land (Autorización de Cambio de Uso de Suelo en Terrenos Forestales).

With respect to Real Resorts:

•	Two of the acquired resorts, Gran Caribe Real and Hyatt Zilara Cancún, were built prior to implementation of the MIA in 1988 and, therefore, required no such authorization. However, certain renovations to these resorts were carried out after 1988 without an MIA because the then-owner determined that no authorization was needed pursuant to an exception in the Mexican law. We can give no assurance that the Mexican authorities will have the same interpretation of the applicability of the exception as the prior owner.

•	The remaining two resorts, Royal Playa del Carmen and Gran Porto Real, were constructed after 1988 without the required MIA and ETJ authorizations. Notwithstanding the foregoing, those resorts were operated by the prior owner, and since our acquisition have been operated by us, with no interference in the normal course of business.

The consequences of failing to obtain the MIA and/or ETJ, as applicable, could result in fines of up to approximately $300,000, obligations to perform remediation/restoration activities and/or contribute to environmental trusts, and, in the case of a severe violation, a partial or total closing or a demolition of the relevant resort. Although we are not aware of closings or demolitions due to the failure to obtain the MIA and/or ETJ, no assurance can be given that such action will not be taken in the future.

Our subsidiary Playa Resorts Holding B.V. may be required to obtain a banking license in the Netherlands as a result of issuing our Senior Notes due 2020 and borrowing under its Senior Secured Credit Facility, or may be in violation of the prohibition to attract repayable funds from the public, which could have a material adverse effect on us.

Entities established in the Netherlands that raise funds by means of (i) issuing notes and/or (ii) obtaining credit under a credit agreement may be required to obtain a Dutch banking license. Under current Dutch national interpretation, entities may be able to avoid such licensure and avoid the prohibition on attracting repayable funds if they quality for a “minimum size/denomination” safe harbor. This safe harbor provides that if the notes have a minimum denomination of €100,000 or if each lender under the credit agreement extends at least €100,000 then a banking license is not required and the prohibition to attract repayable funds does not apply.

Following recently promulgated regulation in the European Union (“EU”), there is uncertainty regarding how certain key definitions in the regulation will be defined, and, if such provisions are not defined in a manner that is consistent with current Dutch national guidance on which Playa Resorts Holding B.V. relies, Playa Resorts Holding B.V. could be categorized as a “credit institution,” which would require it to obtain a banking license in the Netherlands, or which may result in it being in violation of the prohibition on obtaining repayable funds from the public, which may trigger regulatory enforcement measures.

Under the Council Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, which amended Regulation (EU) No 648/2012 (the CRR), which took effect on January 1, 2014, Playa Resorts Holding B.V. could be categorized as a credit institution as a consequence of issuing our Senior Notes due 2020 and borrowing under its Senior Secured Credit Facility if it is deemed to be “an undertaking the business of which is to receive deposits or other repayable funds from the public and to grant credits for its own account.” It could also be deemed to be in violation of the prohibition on attracting, obtaining or holding repayable funds from the public.

There is limited official guidance at an EU level as to the key elements of the definition of “credit institution,” such as the concepts of the “repayable funds” and “the public.” The Netherlands legislature has indicated that, as long as there is no clear guidance at the EU level, it is to be expected that the current Dutch national interpretation of these key elements may continue to be taken into account for the interpretation of what constitutes a credit institution and how the key elements of this definition should be interpreted. Playa Resorts Holding B.V. relies, inter alia, on this national guidance to reach the conclusion that a requirement to obtain a banking license is not triggered, and the prohibition on obtaining repayable funds from the public has not been violated, by notes issued in denominations which equal or are greater than the U.S. dollar equivalent of €100,000. This also applies to borrowing under a credit agreement if each of the lending parties thereto have provided loans to Playa Resorts Holding B.V. that exceed the U.S. dollar equivalent of €100,000.

If European guidance is published on what constitutes “the public” in relation to this regulation, and such guidance does not provide that the holder of a note of $150,000 or more, such as is the case with our Senior Notes due 2020, or the lenders under our Senior Secured Credit Facility, each providing a loan that exceeds the U.S. dollar equivalent of €100,000, is excluded from being considered part of “the public” in this sense and the current national interpretation of these concepts is not considered to be “grandfathered” into such definition, Playa Resorts Holding B.V. may be required to obtain a banking license and/or may be deemed to have violated the prohibition on obtaining repayable funds from the public. If Playa Resorts Holding B.V. is required to obtain a banking license or acts in violation of the prohibition on obtaining repayable funds, such events could have a material adverse effect on Playa Resorts Holding B.V. and us.

Risks Related to the Lodging Industry

The results of operations of our resorts may be adversely affected by various operating risks common to the lodging industry, including competition, over-supply and dependence on tourism, which could have a material adverse effect on us, including our financial results.

Our resorts will be subject to various operating risks common to the lodging industry, many of which are beyond our control, including, among others, the following:

•	the availability of and demand for hotel and resort rooms;

•	over-building of hotels and resorts in the markets in which we operate, which results in increased supply and may adversely affect occupancy and revenues at our resorts;

•	pricing strategies of our competitors;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates or other income;

•	international, national, and regional economic and geopolitical conditions;

•	the impact of war, crime, actual or threatened terrorist activity and heightened travel security measures instituted in response to war, terrorist activity or threats (including Travel Advisories issued by the U.S. Department of State) and civil unrest;

•	the impact of any economic or political instability in Mexico due to unsettled political conditions, including civil unrest, widespread criminal activity, acts of terrorism, force majeure, war or other armed conflict, strikes and governmental actions;

•	the desirability of particular locations and changes in travel patterns;

•	travelers’ fears of exposure to contagious diseases, such as various strains of avian bird flu, such as H1N1 and H7N9, Chikungunya, Ebola and Severe Acute Respiratory Syndrome (“SARS”);

•	the occurrence of natural or man-made disasters, such as earthquakes, tsunamis, hurricanes, and oil spills;

•	events that may be beyond our control that could adversely affect the reputation of one or more of our resorts or that may disproportionately and adversely impact the reputation of our brands or resorts;

•	taxes and government regulations that influence or determine wages, prices, interest rates, construction procedures, and costs;

•	adverse effects of a downturn in the lodging industry;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	necessity for periodic capital reinvestment to maintain, repair, expand, renovate and reposition our resorts;

•	the costs and administrative burdens associated with compliance with applicable laws and regulations, including, among others, those associated with privacy, marketing and sales, licensing, labor, employment, the environment, and the U.S. Department of the Treasury’s Office of Foreign Asset Control and the U.S. Foreign Corrupt Practices Act;

•	the availability, cost and other terms of capital to allow us to fund investments in our portfolio and the acquisition of new resorts;

•	regional and national development of competing resorts;

•	increases in wages and other labor costs, energy, healthcare, insurance, transportation and fuel, and other expenses central to the conduct of our business or the cost of travel for our guests, including recent increases in energy costs and any resulting increase in travel costs or decrease in airline capacity;

•	availability, cost and other terms of insurance;

•	organized labor activities, which could cause the diversion of business from resorts involved in labor negotiations, loss of group business, and/or increased labor costs;

•	currency exchange fluctuations;

•	trademark or intellectual property infringement; and

•	risks generally associated with the ownership of hotels, resorts and real estate, as we discuss in detail below.

Any one or more of these factors could limit or reduce the demand for our resorts or the prices our resorts are able to obtain or could increase our costs and therefore reduce the operating results of our resorts. Even where such factors do not reduce demand, resort-level profit margins may suffer if we are unable to fully recover increased operating costs from our guests. These factors could have a material adverse effect on us, including our financial results.

The seasonality of the lodging industry could have a material adverse effect on us, including our revenues.

The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue and results of operations, which are consistently higher during the first quarter of each year than in successive quarters. We can provide no assurances that these seasonal fluctuations will, in the future, be consistent with our historical experience or whether any shortfalls that occur as a result of these fluctuations will not have a material adverse effect on us.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us, including our business, financial condition, liquidity and results of operations.

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus Package RevPAR, tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Further, the costs of running a resort tend to be more fixed than variable. As a result, in an environment of declining revenue the rate of decline in earnings is likely to be higher than the rate of decline in revenue.

Our concentration in a particular segment of a single industry limits our ability to offset the risks of an industry downturn, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

All of our assets are resorts and resort-related assets and we expect that all of our business will be resort-related. Furthermore, our existing business is focused primarily on, and our acquisition strategy will target the acquisition of resorts in, the all-inclusive segment of the lodging industry (and properties that we believe can be converted into all-inclusive resorts in a manner consistent with our business strategy). This concentration exposes us to the risk of economic downturns in the lodging industry and in the all-inclusive segment of the lodging industry to a greater extent than if our portfolio also included assets from other segments of the real estate industry or other sectors of the lodging industry. As a result, we are susceptible to a downturn in the lodging industry and, in particular, to a downturn affecting the all-inclusive segment thereof. If market conditions adversely affect the lodging industry, in general, and the all-inclusive segment thereof, in particular, it could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

The ongoing need for capital expenditures at our resorts could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Our resorts will have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. In addition, Hyatt also will require periodic capital improvements by us as a condition of maintaining the two Hyatt All-Inclusive Resort Brands. These capital improvements may give rise to the following risks:

•	possible environmental liabilities;

•	construction cost overruns and delays;

•	the possibility that revenues will be reduced while rooms or restaurants are out of service due to capital improvement projects;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on favorable terms, or at all;

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun;

•	disputes with Hyatt regarding compliance with the Hyatt Agreements; and

•	bankruptcy or insolvency of a contracted party during a capital improvement project or other situation that renders them unable to complete their work.

The costs of all these capital improvements or any of the above noted factors could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

The increasing use of Internet travel intermediaries by consumers could have a material adverse effect on us, including our financial results.

Some of our vacation packages will be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer lodging as a commodity, by increasing the importance of price and general indicators of quality, such as “three-star downtown hotel,” at the expense of brand identification or quality of product or service. If consumers develop brand loyalties to Internet reservations systems rather than to Hyatt and the other brands under which our resorts are operated, the value of our resorts could deteriorate and we could be materially and adversely affected, including our financial results.

Cyber risk and the failure to maintain the integrity of internal or guest data could result in faulty business decisions and harm to our reputation and subject us to costs, fines or lawsuits.

We and our third-party resort manager collect and retain guest data, including credit card numbers and other personally identifiable information, in our and our third-party resort manager’s various information technology systems. We also maintain personally identifiable information about our employees. We and our third-party resort manager store and process such internal and guest data both at onsite facilities and at third-party owned facilities. The integrity and protection of our guest, employee and company data is critical to our business. Our guests expect that we will adequately protect their personal information, and the regulations applicable to security and privacy are increasingly demanding, both in the United States and in other jurisdictions where we operate. Notwithstanding our ongoing efforts, cyber-attacks are an increasing challenge, and unauthorized data access or compromised data systems or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss or fraudulent or unlawful access or use of guest, employee or company data. Any such event, even if the result of our third-party resort manager’s systems or actions, could harm our reputation or result in remedial and other costs, fines or lawsuits, which could be in excess of any available insurance that we have procured.

We may be subject to unknown or contingent liabilities related to our existing resorts or resorts that we acquire, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Our existing resorts or resorts that we acquire may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to our existing resorts and any future acquisitions of resorts may not survive the closing of the transactions. Furthermore, indemnification under such agreements may not exist or be limited and subject to various exceptions or materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the transferors or sellers of their representations and warranties or other prior actions by the sellers. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these resorts may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may materially and adversely affect us, including our financial condition, liquidity and results of operations.

Conducting business internationally may result in increased risks and any such risks could have a material adverse effect on us.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks, risks of increase in duties and taxes, risks relating to anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as changes in laws and policies affecting vacation businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. Any of these risks could have a material adverse effect on us.

We could be exposed to liabilities under the FCPA and other anti-corruption laws and regulations, including non-U.S. laws, any of which could have a material adverse impact on us, including our financial condition, liquidity and results of operations.

As a result of our international operations, we are subject to compliance with various laws and regulations, including the FCPA and other anti-corruption laws in the jurisdictions in which we do business, which generally prohibit companies and their intermediaries or agents from engaging in bribery or making improper payments to foreign officials or their agents or other entities. The FCPA also requires companies to make and keep books and records and accounts which, in reasonable detail, reflect their transactions including the disposition of their assets. We have implemented, and continue to evaluate and improve, safeguards and policies designed to prevent violations of various anti-corruption laws that prohibit improper payments or offers of payments to foreign officials or their agents or other entities for the purpose of conducting business and are in the process of expanding our training program. The countries in which we own resorts have experienced governmental corruption to some degree and, in certain circumstances, compliance with anti-corruption laws may conflict with local customs and practices. Despite our existing safeguards and any future improvements to our policies and training, we are exposed to risks from deliberate, reckless or negligent acts committed by our employees or agents for which we might be held responsible. Failure to comply with these laws or our internal policies could lead to criminal and civil penalties and other legal and regulatory liabilities and require us to undertake remedial measures, any of which could have a material adverse impact on us, including our financial condition, liquidity and results of operations.

Our existing resorts or resorts that we acquire may contain or develop harmful mold that could lead to liability for adverse health effects and costs of remediating the problem, either of which could have a material adverse effect on us, including our results of operations.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of the resorts in our portfolio or resorts that we may acquire may contain microbial matter such as mold and mildew, which could require us to undertake a costly remediation program to contain or remove the mold from the affected resort. Furthermore, we can provide no assurances that we will be successful in identifying harmful mold and mildew at resorts that we seek to acquire, which could require us to take remedial action at acquired resorts. The presence of significant mold could expose us to liability from guests, employees and others if property damage or health concerns arise, which could have a material adverse effect on us, including our results of operations.

Climate change may adversely affect our business, which could materially and adversely affect us, including our financial condition, liquidity and results of operations.

To the extent that climate change does occur, we may experience changes in the frequency, duration and severity of extreme weather events and changes in precipitation and temperature, which may result in physical damage or a decrease in demand for our properties, all of which are located in coastal beachfront locations that are vulnerable to significant property damage from severe weather events, including hurricanes. Should the impact of climate change be material in nature, we could be materially and adversely affected, including our financial condition, liquidity and results of operations. In addition, changes in applicable legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations. Actual or anticipated losses resulting from the consequences of climate change could also impact the cost or availability of insurance.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to sell resorts or otherwise respond to adverse changes in the performance of our resorts, which could have a material adverse effect on us, including our financial results.

Because real estate investments are relatively illiquid, our ability to sell one or more resorts promptly for reasonable prices in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest and tax rates and in the availability and cost and other terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, widespread criminal activity, and acts of nature, including hurricanes, earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism.

We may decide to sell resorts in the future. We cannot predict whether we will be able to sell any resort for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a resort.

During the recent economic recession, the availability of credit to purchasers of hotels and resorts and financing structures, such as commercial mortgage-backed securities, which had been used to finance many hotel and resort acquisitions in prior years, was reduced. If financing for hotels and resorts is not available on attractive terms or at all, it will adversely impact the ability of third parties to buy our resorts. As a result, we may hold our resorts for a longer period than we would otherwise desire and may sell resorts at a loss.

In addition, we may be required to expend funds to correct defects or to make improvements before a resort can be sold. We can provide no assurances that we will have funds available, or access to such funds, to correct those defects or to make those improvements. In acquiring a resort, we may agree to lock-out provisions or tax protection agreements that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our resorts or a need for liquidity could materially and adversely affect us, including our financial results.

We could incur significant costs related to government regulation and litigation with respect to environmental matters, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Our resorts are subject to various international, national, regional and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of property, to perform or pay for the clean-up of contamination (including hazardous substances, waste, or petroleum products) at, on, under or emanating from our property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused, such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it was or became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell resorts. Contamination at, on, under or emanating from our resorts also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our resorts, environmental laws also may impose restrictions on the manner in which our property may be used or our business may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

In addition, our resorts are subject to various international, national, regional and local environmental, health and safety regulatory requirements that address a wide variety of issues. Some of our resorts routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (e.g., swimming pool chemicals). Our resorts incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws.

Liabilities and costs associated with contamination at, on, under or emanating from our properties, defending against claims, or complying with environmental, health and safety laws could be significant and could have a material adverse effect on us, including our financial condition, liquidity and results of operations. We can provide no assurances that (1) changes in current laws or regulations or future laws or regulations will not impose additional or new material environmental liabilities or (2) the current environmental condition of our resorts will not be affected by our operations, by the condition of the resorts in the vicinity of our resorts, or by third parties unrelated to us. The discovery of material environmental liabilities at our resorts could subject us to unanticipated significant costs, which could result in significant losses. See “Risks Related to Our Business—We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us, including our financial results” as to the possibility of disputes or legal, regulatory or other proceedings that could adversely affect us.

Increases in property taxes would increase our operating costs, which could have a material adverse effect on us, including our financial condition and results of operations.

Each of our resorts is and will continue to be subject to real and personal property taxes. These taxes may increase as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase, we would incur a corresponding increase in our operating expenses, which could have a material adverse effect on us, including our financial condition and results of operations.

Risks Related to Our Indebtedness

We have substantial indebtedness and may incur additional debt in the future. The principal and interest payment obligations of such debt may restrict our future operations and impair our ability to invest in our business.

As of June 30, 2014, we had approximately $747.2 million aggregate principal amount of outstanding interest-bearing indebtedness. In addition, the terms of our Senior Secured Credit Facility and the indenture executed in connection with the issuance of our Senior Notes due 2020 (the “Indenture”) permit us to incur additional indebtedness, subject to our ability to meet certain borrowing conditions.

Our substantial debt may have important consequences to you. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations;

•	require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes, including capital expenditures and acquisitions;

•	place us at a competitive disadvantage compared to some of our competitors that may have less debt and better access to capital resources;

•	limit our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may adversely affect our operations;

•	cause us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

•	limit our ability to make investments or acquisitions, dispose of assets, pay cash dividends or redeem or repurchase shares; and/or

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other business purposes.

Our ability to service our significant financial obligations depends on our ability to generate significant cash flow, which is partially subject to general economic, financial, competitive, legislative, regulatory, and other factors beyond our control. We cannot assure you that our business will generate cash flow from operations, that future borrowings will be available to us under our Revolving Credit Facility, or that we will be able to complete any necessary financings, in amounts sufficient to enable us to fund our operations or pay our debts and other obligations, or to fund our other liquidity needs. If we are not able to generate sufficient cash flow, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. Additional debt or equity financing may not be available in sufficient amounts, at times or on terms acceptable to us, or at all. If we are unable to implement one or more of these alternatives, we may not be able to service our debt or other obligations, which could result in us being in default thereon, in which circumstances our lenders could cease making loans to us, and lenders or other holders of our debt could accelerate and declare due all outstanding obligations due under the respective agreements, which could have a material adverse effect on us. In addition, the current volatility in the capital markets may also impact our ability to obtain additional financing, or to refinance our existing debt, on terms or at times favorable to us.

The agreements governing our various debt obligations impose restrictions on our business and limit our ability to undertake certain corporate actions.

The agreements governing our various debt obligations, including the Indenture and our Senior Secured Credit Facility, include covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends, redeem or repurchase shares or make other distributions to shareholders;

•	make investments or acquisitions;

•	create liens or use assets as security in other transactions;

•	issue guarantees;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	amend our articles of association or bylaws;

•	engage in transactions with affiliates; and

•	purchase, sell or transfer certain assets.

The Indenture and our Senior Secured Credit Facility also require us to comply with a number of financial ratios and/or covenants. Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities. The breach of any of these covenants could result in a default under the Indenture and/or our Senior Secured Credit Facility. An event of default under any of our debt agreements could permit such lenders to declare all amounts borrowed from them, together with accrued and unpaid interest, to be immediately due and payable, which could, in turn, trigger defaults under other debt obligations and could result in the termination of commitments of the lenders to make further extensions of credit under our Revolving Credit Facility. If we were unable to repay debt to our lenders, or were otherwise in default under any provision governing any secured debt obligations, our secured lenders could proceed against us and against any collateral securing that debt.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our existing and any future variable rate indebtedness would also increase and our cash available to service our other obligations and invest in our business would decrease. Furthermore, rising interest rates would likely increase our interest obligations on future fixed or variable rate indebtedness, which could materially and adversely affect our financial condition and liquidity.

Any mortgage debt obligations we incur will expose us to increased risk of property losses due to foreclosure, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

Incurring mortgage debt increases our risk of property losses because any defaults on indebtedness secured by our resorts may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing the loan for which we are in default. For tax purposes, a foreclosure of any nonrecourse mortgage on any of our resorts may be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. In certain of the jurisdictions in which we operate, if any such foreclosure is treated as a sale of the property and the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we could recognize taxable income upon foreclosure but may not receive any cash proceeds.

In addition, any default under our mortgage debt obligations may increase the risk of our default on our other indebtedness, including other mortgage debt. If this occurs, we may not be able to satisfy our obligations under our indebtedness, which could have a material adverse effect on us, including our financial condition, liquidity (including our future access to borrowing) and results of operations.

Risks Related to this Offering and Our Ordinary Shares

There has been no public market for our ordinary shares and an active trading market for our ordinary shares may not develop or be sustained following this offering, which may adversely affect the market price of our ordinary shares and the ability of investors to sell their shares.

Prior to the completion of this offering, there has been no public market for our ordinary shares and there can be no assurance that an active trading market will develop or be sustained following this offering. In the absence of an active trading market, you may be unable to sell your ordinary shares at the time, and at the price, you desire. The initial public offering price of our ordinary shares will be determined through negotiations between us and the representatives, but there can be no assurance that our ordinary shares will not trade below the initial public offering price following this offering. See “Underwriting.”

We are an “emerging growth company,” and we cannot be certain if the reduced SEC (as defined below) reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion, (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, we intend to take advantage of the extended transition period provided in the JOBS Act for “emerging growth companies” to comply with new or revised accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of companies that comply with such earlier public company effective dates. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions and benefits under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the market price and trading volume of our ordinary shares may be more volatile and decline significantly.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, the Dutch Financial Supervision Act, the Netherlands Financial Reporting Supervision Act, the Dutch Corporate Governance Code (“DCGC”) and other applicable securities rules and rules and regulations promulgated under the foregoing impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and corporate governance practices.

These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices and control environment process improvements.

If you invest in this offering, you will experience immediate dilution from the purchase of our ordinary shares.

We expect the initial public offering price of our ordinary shares to be higher than the pro forma net tangible book value per ordinary share. Purchasers of our ordinary shares in this offering will experience immediate dilution of approximately $        in the pro forma net tangible book value per ordinary share. This means that investors who purchase our ordinary shares will pay a price per share that exceeds the pro forma net tangible book value per ordinary share of our assets after subtracting our liabilities. See “Dilution.”

The market price and trading volume of our ordinary shares may be volatile and could decline significantly following this offering.

The stock markets, including the NYSE on which we intend to list our ordinary shares under the symbol “    ,” have from time to time experienced significant price and volume fluctuations. Even if an active trading market develops and is sustained for our ordinary shares following this offering, the market price of our ordinary shares may be volatile and could decline significantly. In addition, the trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our ordinary shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this prospectus;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, Adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of the NYSE;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales or resales, or anticipated issuances, sales or resales, of our ordinary shares;

•	publication of research reports about us, our resorts, the all-inclusive segment of the lodging industry or the lodging industry generally;

•	the performance and market valuations of other similar companies;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived accounting or reporting problems; and

•	changes in accounting principles, policies and guidelines.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our ordinary shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, including as a result of our significant recent growth and integration of the resort management team we acquired in 2013, could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal, and in fact has revealed, deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our ordinary shares.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We have discovered, and our independent registered public accounting firm has confirmed, material weaknesses and a significant deficiency in our internal control over financial reporting as of December 31, 2013. Accordingly, our internal control over financial reporting and our monitoring controls and processes are not effective, and we may not be able to accurately report our financial results, prevent fraud or file our required periodic reports pursuant to the Exchange Act in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares.

In connection with our preparation for this offering, we have discovered, and our independent registered public accounting firm has confirmed, material weaknesses and a significant deficiency in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we identified relate to: (1) insufficient monitoring processes to ensure that our internal controls and those of our service organizations, such as AMResorts, were designed and implemented appropriately and were operating effectively; (2) our manual consolidation process, which includes processes associated with the conversion of our financial statements from IFRS to U.S. GAAP, lacked the appropriate level of internal controls to detect material misstatements in a timely manner and did not have appropriate controls to ensure that our financial data recorded was complete and accurate, and insufficient controls over our spreadsheets to ensure the integrity of our financial data was maintained at all times; (3) insufficient design and implementation of our information technology controls, including system access, change management, segregation of duties, backups and disaster recovery plans, which were insufficient to address certain information technology risks and, as a result, could expose our systems and data to unauthorized use, alteration or destruction; (4) the operating effectiveness of our internal controls relating to (i) our review of the combined consolidated financial statements, underlying accounting analyses and journal entries, and (ii) our lack of sufficient completeness, accuracy, and cut off of certain transactions to detect material misstatements, due to a lack of formalized accounting policies and procedures, segregation of duties, and sufficient resources with the requisite level of experience and technical expertise for the timely preparation and review of financial information required for accurate financial reporting in accordance with U.S. GAAP; and (5) the need for enhanced policies and procedures, monitoring of compliance, and adequate employee training related to the FCPA and other anti-corruption laws.

A “significant deficiency” is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. The significant deficiency we identified relates to our lack of formal and current contractual agreements with third parties at some of our resorts.

Although we have taken steps to improve our internal controls since the discovery of these material weaknesses and this significant deficiency, including hiring an experienced Director of Financial Reporting, developing plans to implement improved processes and internal controls and adopting new anti-corruption policies, there can be no assurance that we will be successful in making these improvements in a timely manner or at all and in remediating our current material weaknesses and significant deficiency. If we are not successful in making these improvements, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports with the Securities and Exchange Commission (“SEC”) in a timely manner, which may expose us to legal and regulatory liabilities and may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares. In addition, implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.”

Future issuances of debt securities and equity securities may adversely affect us, including the market price of our ordinary shares and, in the case of equity securities, may be dilutive to existing shareholders.

In the future, we may incur debt or issue equity ranking senior to our ordinary shares. Those securities will generally have priority upon liquidation and, in the case of preferred shares, payment of dividends. Such future securities also may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our ordinary shares. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our ordinary shares and be dilutive to existing shareholders.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

The market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the market price and liquidity for our ordinary shares could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade their opinions about our ordinary shares, publish inaccurate or unfavorable research about us, or cease publishing about us, our share price could decline, possibly significantly. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline significantly.

The number of our ordinary shares available for future issuance or sale could adversely affect the market price of our ordinary shares.

The market price of our ordinary shares could be adversely affected, as a result of issuances or sales of a large number of our ordinary shares in the market after this offering or the perception that such issuances or sales could occur. These issuances or sales, or the possibility that these issuances or sales may occur, also might make it more difficult for us to sell additional ordinary shares in the future at a time and at a price that we deem appropriate. Upon the completion of this offering we will have a total of                ordinary shares outstanding (or                ordinary shares assuming the underwriters exercise in full their option to purchase additional ordinary shares), excluding restricted ordinary shares intended to be granted to our executive officers, directors and other employees pursuant to our equity incentive plan. Our                ordinary shares sold in this offering (or                ordinary shares assuming the underwriters exercise in full their option to purchase additional ordinary shares) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than our directors, director nominees and executive officers and other affiliates. See “Shares Eligible for Future Sale.”

The remaining                ordinary shares expected to be outstanding upon the completion of this offering will be “restricted securities,” as defined in Rule 144 under the Securities Act, and these ordinary shares, along with any ordinary shares purchased by affiliates in this offering, may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. However, pursuant to a registration rights agreement among HI Holdings Playa, Farallon, Bruce D.

Wardinski and certain of our initial shareholders and us, to be entered into in connection with this offering, but subject to applicable lock-up agreements, beginning six months after the closing of this offering, Hyatt and Farallon will each have the right to require us to file a registration statement with the SEC related to the resale of their shares if such requesting person then has $        million or more of invested capital, subject to certain adjustments, and our other current shareholders also have the right to require the registration of their shares under the Securities Act, under certain circumstances.

In addition, future issuances of our ordinary shares may be dilutive to existing shareholders. Based on the Deed of Amendment and Conversion, our authorized ordinary share capital is                 . Our general meeting of shareholders adopted a resolution on                     , 2014 pursuant to which our Board is irrevocably authorized to (i) issue for a period of five years up to         ordinary shares (    % of our issued share capital) for general purposes,          ordinary shares (    % of our issued share capital) for strategic transactions (including mergers, demergers, acquisitions divestments and alliances) and          ordinary shares (    % of our issued share capital) under our equity incentive plan and (ii) exclude any preemptive rights relating thereto. See “Description of Share Capital.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively or may use them in a way investors do not approve.

Although we currently intend to use the net proceeds from this offering in the manner described under “Use of Proceeds,” our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market value of our ordinary shares or in a manner that investors do not approve. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the market price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying dividends on our ordinary shares.

Our articles of association prescribe that, after having made distributions on our outstanding preferred shares, if any, in accordance with our articles of association, some or all of our profits or reserves appearing from our annual accounts adopted by the general meeting of shareholders may be distributed as dividends to the holders of ordinary shares, subject to the appropriate record date, by the general meeting of shareholders at the proposal of our Board. We will have power to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of our share capital and the reserves that must be maintained in accordance with provisions of Dutch law or our articles of association. The profits must first be used to establish and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on shares held by us as treasury shares and such treasury shares will not be taken into account when determining the profit entitlement of our shareholders. The Board determines whether and how much of the profit shown in the adopted annual accounts they will reserve and the manner and date of any dividend. All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our annual accounts to date have been prepared and will continue to be prepared under Dutch generally accepted accounting principles and are deposited with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel en Fabrieken) in Amsterdam, the Netherlands. In addition, our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the shareholders. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors. We have never declared or paid any cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our ordinary shares. We currently intend to retain any earnings for future operations and expansion. In addition, each of our Indenture and our Senior Secured Credit Facility contains covenants limiting our ability to pay cash dividends. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

Since we are a holding company, our ability to pay dividends will be dependent upon the results of operations, liquidity and financial condition of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us.

The rights of our shareholders and the duties of our directors are governed by Dutch law, our articles of association, internal rules and policies adopted by our Board, and differ in some important respects from the rights of shareholders and the duties of members of a board of directors of a U.S. corporation.

Our corporate affairs, as a Dutch public limited liability company (naamloze vennootschap), are governed by our articles of association, internal rules and policies adopted by our Board and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the duties of our directors under Dutch law are different than the rights of shareholders and/or the duties of directors of a corporation organized under the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders (e.g., our creditors, guests and suppliers) as a whole and not only those of our shareholders, which may negatively affect the value of your investment. For more information, see “Description of Share Capital—Differences in Corporate Law.”

In addition, the rights of our shareholders, including for example the rights of shareholders as they relate to the exercise of shareholder rights, are governed by Dutch law and our articles of association and such rights differ from the rights of shareholders under U.S. law. For example, if we engaged in a merger, Dutch law would not grant appraisal rights to any of our shareholders who wished to challenge the consideration to be paid to them upon such merger (without prejudice, however, to certain cash exit rights offered under Dutch law in certain circumstances). See “Description of Share Capital—Dutch Corporate Governance Code.”

We are a Netherlands company, and it may be difficult for you to obtain or enforce judgments against us or our directors or executive officers, or some of our named experts in the United States.

We were formed under the laws of the Netherlands and, as such, the rights of our ordinary shareholders and the civil liability of our directors are governed by Dutch law and our articles of association. The rights of shareholders under the laws of the Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Certain of our directors and executive officers and many of our assets and some of the assets of our directors are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S.

securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment that is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the judgment of the U.S. court, unless such judgment contravenes principles of public policy of the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our board members, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. There is doubt, however, as to whether U.S. courts would enforce such an indemnity provision in an action brought against one of our directors in the United States under U.S. securities laws.

Our ordinary shareholders may not have any preemptive rights in respect of future issuances of our ordinary shares.

In the event of an increase in our share capital, our ordinary shareholders are generally entitled under Dutch law to full preemptive rights, unless these rights are limited or excluded either by a resolution of the general meeting of shareholders or by a resolution of our Board (if our Board has been authorized by the general meeting of shareholders for this purpose), or where shares are issued to our employees or a group company (i.e., certain affiliates, subsidiaries or related companies) or paid up by means of a non-cash contribution, or in case of an exercise of a previously acquired right to subscribe for shares. The same preemptive rights apply when rights to subscribe for shares are granted. Our general meeting of shareholders adopted a resolution pursuant to which our Board is irrevocably authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period of five years from the date of such resolution. Accordingly, holders of ordinary shares may not have any preemptive rights in connection with, and may be diluted by, an issue of new ordinary shares and it may be more difficult for a shareholder to obtain control over our general meeting. See “Description of Share Capital—Dutch Corporate Governance Code.” Certain of our ordinary shareholders outside the Netherlands, in particular, U.S. ordinary shareholders, may not be allowed to exercise preemptive rights to which they are entitled, if any, unless a registration statement under the Securities Act is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid.

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our Board. These provisions include:

•	A provision that our directors are appointed by our general meeting of shareholders at the binding nomination of our Board. Such binding nomination may only be overruled by a general meeting of shareholders by a resolution adopted by at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital.

•	A provision that our shareholders at a general meeting may suspend or remove directors at any time. A resolution of our general meeting of shareholders to suspend or remove a director may be passed by a simple majority of the votes cast, provided that the resolution is based on a proposal by our Board. In the absence of a proposal by our Board, a resolution of our general meeting of shareholders to suspend or remove a director shall require a vote of at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital.

•	A requirement that certain actions can only be taken by the general meeting of shareholders following a proposal by our Board, including an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, the sale of substantially all of our assets, payments of dividends, the application for bankruptcy and a merger or demerger of us; provided, that the general meeting of shareholders may authorize our Board to take certain of these actions (e.g., the right to issue shares and the authority to limit or exclude preemptive rights) without any shareholder approval of a specific Board proposal. Our general meeting of shareholders adopted a resolution to grant such authorizations to our Board. See “Description of Share Capital.”

On                     , 2014, our general meeting of shareholders authorized our Board to issue a predetermined percentage of our issued share capital (subject to certain limitations) and limit or exclude preemptive rights on those shares for a period of five years from the date of the resolution. Accordingly, an issue of new shares may make it more difficult for a shareholder or potential acquirer to obtain control over our general meeting of shareholders or us.

Provisions of our franchise agreements with Hyatt might deter acquisition bids for us from certain third parties that might be considered favorable and/or give Hyatt the right to terminate such agreements if a controlling interest in us is obtained by certain persons.

Certain provisions of the franchise agreements with Hyatt may make it more difficult for certain third parties to acquire control of us. These provisions give Hyatt the right to terminate the franchise agreements whenever a “direct or indirect controlling interest” in us (defined as the ownership of more than 50% of the shares in us, or in general, the effective control of the power to direct our management and policies) is acquired by a Restricted Brand Company, a Brand Owner or a Restricted Person. A “Restricted Person” is a person identified by any governmental or legal authority in the United States, the European Union and the United Nations under applicable laws as a person with whom dealings and transactions by Hyatt are prohibited or restricted. See “ Certain Relationships and Related Party Transactions—Hyatt Agreements—Franchise and Related Agreements.”

We are not obligated to and do not comply with all the best practice provisions of the DCGC. This could adversely affect your rights as a shareholder.

As a Dutch company, we are subject to the DCGC. The DCGC contains both principles and best practice provisions for boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, publicly filed in the Netherlands, whether they comply with the provisions of the DCGC. If we do not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), we are required to explain the reasons for such non-compliance.

The DCGC applies to all Dutch companies listed on a “government-recognized stock exchange,” whether in the Netherlands or elsewhere, including the NYSE. We do not comply with all the best practice provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that will apply to us upon the completion of this offering, or because we believe such provisions do not reflect customary practices of global companies listed on the NYSE. See “Description of Share Capital—Dutch Corporate Governance Code.” This could adversely affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

The forecasts and projections relating to market data prepared by JLL are based upon numerous assumptions and may not prove to be accurate.

This prospectus contains forecasts and projections relating to market data that were prepared for us for use in connection with this offering by JLL, a financial and professional services firm. See “Industry Overview and All-Inclusive Market Overview.” No assurance can be given that the forecasts and projections will prove to be accurate. These forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JLL. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JLL. The application of alternative assumptions, judgments or methodologies could result in materially less favorable forecasts and projections than those contained in this prospectus. Other real estate experts may have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections relating to market data are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections relating to market data included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, neither we nor JLL can provide any assurance that such forecasts and projections are accurate. Actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JLL’s expectations.

Tax Risks Related to Ownership of Our Shares

The tax laws, rules and regulations (or interpretations thereof) in the jurisdictions in which we operate may change, which could have a material adverse effect on us, including our financial results.

We generally seek to structure our business activities in the jurisdictions in which we operate in a manner that is tax-efficient, taking into account the relevant tax laws, rules and regulations. However, tax laws, rules and regulations in these jurisdictions are complex and are subject to change as well as subject to interpretation by local tax authorities and courts. There can be no assurance that these tax laws, rules and regulations (or interpretations thereof) will not change, possibly with retroactive effect, or that local tax authorities may not otherwise successfully assert positions contrary to those taken by us. In any such case, we may be required to operate in a less tax-efficient manner, incur costs and expenses to restructure our operations and/or may owe past taxes (and potentially interest and penalties), which in each case could negatively impact our operations. For example, an increase in the value-added tax (“VAT”) rate in certain regions of Mexico at the end of 2013 negatively impacted our financial results, and we are currently appealing a $12.8 million tax assessment in Mexico. See “Our Business and Resorts—Legal Proceedings.” Moreover, there can be no assurance that any reserves we may establish in the future for any potential liabilities related to our tax positions will be sufficient.

Our ability to utilize our net operating losses to offset future taxable income may be subject to certain limitations.

Our ability to utilize our net operating losses (“NOLs”) in the Netherlands is currently limited and may be further limited (because, among other reasons, we do not anticipate any material revenue to be taxable in the Netherlands). There is also a risk that due to regulatory changes, such as suspension of the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of our NOLs, even if we attain profitability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our ongoing capital projects, our capital resources, portfolio performance and results of operations. Likewise, our pro forma combined and consolidated financial statements and all of our statements regarding anticipated growth in our operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	general economic uncertainty and the effect of general economic conditions on the lodging industry in particular;

•	the popularity of the all-inclusive resort model, particularly in the luxury segment of the resort market;

•	the success of our relationship with Hyatt;

•	the volatility of currency exchange rates;

•	the success of our branding or rebranding initiatives with our current portfolio and resorts that may be acquired in the future;

•	our failure to successfully complete our expansion, repair and renovation projects in the timeframes and at the costs anticipated;

•	significant increases in construction and development costs;

•	our ability to obtain and maintain financing arrangements on attractive terms;

•	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate;

•	the effectiveness of our internal controls and our corporate policies and procedures;

•	changes in personnel and availability of qualified personnel;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	dependence on third parties to provide Internet, telecommunications and network connectivity to our data centers;

•	the volatility of the market price and liquidity of our ordinary shares; and

•	the increasingly competitive environment in which we operate.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, see the section above entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

USE OF PROCEEDS

We will issue              ordinary shares if the underwriters’ option to purchase additional ordinary shares is not exercised and              ordinary shares if the underwriters’ option to purchase additional ordinary shares is exercised in full. We estimate that the net proceeds to us from the sale of              ordinary shares in this offering will be approximately $         million, or $         million if the underwriters exercise their option in full, after deducting the underwriting discount and other estimated offering expenses payable by us.

We intend to use the net proceeds as follows:

•	approximately $ million to repurchase of our preferred shares held by Hyatt, which represents all of our preferred shares held by Hyatt;

•	approximately $ million to repurchase of our preferred shares held by the BD Real Shareholder, which represents all of our preferred shares held by the BD Real Shareholder; and

•	the remainder for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available from time to time.

Prior to repurchase upon the completion of this offering, the preferred shares are entitled to preferred cumulative dividends of 10% per annum compounded quarterly, with such dividends to be exclusively paid-in kind with additional preferred shares.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our ordinary shares following this offering and intend to retain any earnings for future operations and expansion. For a description of the restrictions relating to the declaration and payment of dividends, refer to “Description of Share Capital—Dividends and Other Distributions.” In addition, each of our Indenture and our Senior Secured Credit Facility contains covenants limiting our ability to pay cash dividends. See “Description of Certain Indebtedness.” We did not declare or pay any dividends on our ordinary shares in 2013 or in the six-month period ended June 30, 2014.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2014 on:

•	an actual basis; and

•	an as adjusted basis to reflect the sale by us of ordinary shares in this offering and the application of the net proceeds as described under “Use of Proceeds,” as if this offering and the application of the net proceeds had occurred on June 30, 2014.

	As of June 30, 2014
	Actual	As Adjusted
	($ in thousands)
Cash	$107,703	$

Total interest-bearing debt	$747,188		$747,188

Preferred shares, par value $0.01 per share, 32,738,094 shares issued and outstanding as of June 30, 2014; aggregate liquidation preference of $300,667, as of June 30, 2014	294,083		—
Equity:
Ordinary shares, par value $0.01 per share, 65,623,214 shares issued and 61,477,416 shares outstanding as of June 30, 2014; and shares authorized and shares issued and shares outstanding, as adjusted after this offering(1)	656
Treasury shares	(17,827)
Paid-in capital	479,064
Accumulated deficit	(174,435)
Accumulated other comprehensive loss	(4,300)

Total shareholders’ equity	283,158

Total capitalization	$1,324,429	$

(1)	Excludes ordinary shares that may be issued by us upon exercise of the underwriters’ option to purchase additional ordinary shares, treasury shares, unvested restricted ordinary shares issued to our executive officers, other employees and directors pursuant to our equity incentive plan and ordinary shares available for future awards under our equity incentive plan.

DILUTION

Purchasers of our ordinary shares will experience an immediate dilution of the net tangible book value of our ordinary shares from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our ordinary shares in this offering and the net tangible book value per ordinary share immediately after this offering and the application of the estimated net offering proceeds.

Our net tangible book value represents the amount of total tangible assets less total liabilities before giving effect to this offering. Our net tangible book value as of June 30, 2014 was approximately $        million, or $        per ordinary share.

After giving effect to our sale of ordinary shares in this offering at an initial public offering price of $        per ordinary share, and after deducting the underwriting discount and other estimated offering expenses payable by us and the application of the net proceeds received by us as described in “Use of Proceeds,” our net tangible book value as of June 30, 2014 would have been $        million, or $        per ordinary share. This represents an immediate increase in net tangible book value of $        per ordinary share to our existing owners and an immediate and substantial dilution in net tangible book value of $        per ordinary share to investors in this offering at the initial public offering price.

The following table illustrates this dilution on a per ordinary share basis:

Initial public offering price per ordinary share	$
Net tangible book value per ordinary share as of June 30, 2014
Increase in net tangible book value per ordinary share attributable to investors in this offering(1)

Net tangible book value per ordinary share after giving effect to this offering and the application of the net proceeds received by us

Dilution per ordinary share to investors in this offering(2)	$

(1)	After deducting the underwriting discount and other estimated offering expenses.
(2)	Dilution is determined by subtracting (i) net tangible book value per ordinary share after giving effect to this offering and the application of the net proceeds from (ii) the initial public offering price per ordinary share paid by an investor in this offering.

The following table summarizes, as of June 30, 2014, the total number of ordinary shares purchased from us, the total cash consideration paid to us, and the average price per ordinary share paid by existing owners and by new investors. As the table shows, new investors purchasing ordinary shares in this offering will pay an average price per ordinary share substantially higher than our existing owners paid. The table below reflects an initial public offering price of $        per ordinary share for ordinary shares purchased in this offering and excludes the underwriting discount and other estimated offering expenses payable by us:

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share
	Number	Percent		Amount	Percent
(Dollar amounts in thousands, except per share amounts)
Existing owners			%	$		%	$
Investors in this offering			%			%

Total			%	$		%	$

SELECTED FINANCIAL INFORMATION AND OPERATING DATA

The following tables set forth selected financial information and operating data. The selected financial information and operating data are presented on a historical basis and the statements of operations and other financial and operating data are presented on a pro forma basis (i) after giving effect to our Formation Transactions (excluding the acquisition of the Contributed Resorts, which is reflected in our historical combined and consolidated financial information) and (ii) as adjusted for the completion of this offering and our application of the resulting net proceeds.

You should read the following selected financial information and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” our combined and consolidated financial statements and related notes and the consolidated combined financial statements of Real Resorts and related notes, all included elsewhere in this prospectus. We derived the selected statements of operations data and other financial, operating and cash flows data for the years ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2013 and 2012 from our audited combined and consolidated financial statements included elsewhere in this prospectus. The selected statements of operations data and other financial, operating and cash flows data for the six-month periods ended June 30, 2014 and 2013 and the selected balance sheet data as of June 30, 2014 are derived from our unaudited combined and consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of June 30, 2013 are derived from our unaudited combined and consolidated financial statements that have not been included in this prospectus. The unaudited combined and consolidated financial statements have been prepared on the same basis as our audited combined and consolidated financial statements included in this prospectus and, in our opinion, reflect certain adjustments, which include normal recurring adjustments, necessary to present fairly the financial information in those statements. Our historical results may not be indicative of the results that may be expected in the future.

The selected unaudited pro forma statements of operations data and other financial and operating data for the year ended December 31, 2013, presented elsewhere in this prospectus, and the six-month period ended June 30, 2013, not included in this prospectus, are derived from our unaudited pro forma combined and consolidated financial information and are presented as if our Formation Transactions (excluding the acquisition of the Contributed Resorts, which is reflected in our historical combined and consolidated financial information, and the asset acquisition of our Jamaica resort, which is reflected as occurring on August 16, 2013) and the completion of this offering and application of the net proceeds all had occurred on January 1, 2013 for the purposes of the selected unaudited pro forma statements of operations data and other financial and operating data. The selected pro forma statements of operations data and other financial and operating data may not be indicative of what our actual results of operations would have been assuming these transactions had been completed on the first day of the period presented, nor is it indicative of the results of operations of future periods. See “Unaudited Pro Forma Combined and Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the selected unaudited pro forma statements of operations data and other financial and operating data. The transactions included in our Formation Transactions all occurred in 2013 and thus no pro forma adjustments have been made to our 2014 financial results. The selected balance sheet data as of June 30, 2014, as adjusted, assumes and gives effect to the completion of this offering and our application of the resulting net proceeds.

	Six Months Ended June 30,			Year Ended December 31,
	2014	Pro Forma 2013	2013	Pro Forma 2013	2013	2012
	($ in thousands)
Statements of Operations Data:
Revenue	$205,421	$200,314	$128,041	$361,944	$272,270	$220,003
Direct and selling, general and administrative expenses:
Direct	119,838	95,035	75,574	196,697	191,446	141,301
Selling, general and administrative	29,192	46,184	20,582	85,116	50,957	34,872
Pre-opening expenses	4,212	—	—	2,638	2,638	—
Write-down to net realizable value of long-lived assets	8,456	—	—	—	—	—
Depreciation and amortization	20,133	21,078	12,620	41,026	32,034	25,125

Direct and selling, general and administrative expenses	181,831	162,297	108,776	325,477	277,075	201,298

Operating (loss) income	23,590	38,017	19,265	36,467	(4,805)	18,705

Interest expense	(20,615)	(24,020)	(8,576)	(48,026)	(29,296)	(22,106)
Loss on extinguishment of debt	—	—	—	(5,669)	(5,669)	—
Other income, net	(1,255)	2,370	2,020	6,185	4,117	3,215

Net (loss) income before tax	1,720	16,367	12,709	(11,043)	(35,653)	(186)

Income tax benefit (provision)	2,635	714	2,105	(928)	5,776	(7,751)

Net (loss) income	$4,355	$17,081	$14,814	$(11,971)	$(29,877)	$(7,937)

Other Financial Data:
Adjusted EBITDA(1)	$64,439	$62,267	$33,747	$89,038	$54,288	$43,909
Adjusted EBITDA margin(2)	31.4%	31.1%	26.4%	24.6%	19.9%	20.0%

Operating Data:
Occupancy	86.0%	84.6%	80.8%	81.3%	78.6%	75.3%
Package ADR	$221	$209	$193	$192	$179	$176
Package RevPAR	190	177	156	156	141	133

	Six Months Ended June 30,			Year Ended December 31,
	As Adjusted 2014	2014	2013	2013	2012
	($ in thousands)
Balance Sheet Data (as of end of period):
Property and equipment, net		$1,295,352	$810,145	$1,291,728	$821,884
Cash and cash equivalents		107,703	32,138	83,446	16,624
Working capital (deficit)		87,685	(69,967)	53,134	(61,637)
Total assets		1,621,008	928,973	1,567,116	918,715
Total liabilities		1,043,767	744,867	976,316	750,784
Cumulative redeemable preferred shares		294,083	—	276,627	—
Total equity		$283,158	$184,106	$314,173	$167,931

Cash Flows Data:
Net cash provided by (used in):
Operating activities	—	$16,888	$11,059	$22,035	$17,325
Investing activities	—	(44,471)	(831)	(398,157)	(7,049)
Financing activities	—	51,840	5,286	442,944	(18,977)
Capital expenditures	—	$27,569	$820	$11,643	$7,049

(1)	We define EBITDA, a non-GAAP measure, as net income (loss) for the period before interest expense, income tax benefit (expense) and depreciation and amortization expense. We define Adjusted EBITDA, a non-GAAP measure, as EBITDA further adjusted to exclude the following items: (i) other income, net; (ii) pre-opening expenses; (iii) transaction expenses; (iv) severance expenses; (v) management contract termination expense; (vi) loss on extinguishment of debt; (vii) other tax expense/benefit; and (viii) other items.

Our Board and management consider Adjusted EBITDA a key performance and compensation measure both on a segment and on a consolidated basis. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operating performance both on a segment and on a consolidated basis. Our Chief Executive Officer also evaluates the performance of each of our reportable segments and determines how to allocate resources to those segments, in significant part, by assessing the Adjusted EBITDA of each segment. In addition, the compensation committee of our Board determines the annual variable compensation for certain members of our management based in part on consolidated Adjusted EBITDA, segment Adjusted EBITDA or some combination of both. We believe Adjusted EBITDA is useful to investors because it provides investors with the same information utilized internally by our management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

Adjusted EBITDA is not a substitute for net income (loss), cash flows from operating activities or any other measure prescribed by U.S. GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available to us to invest in the growth of our business and investors should carefully consider our U.S. GAAP results presented in this prospectus.

Historical and Pro Forma Adjusted EBITDA are calculated as follows:

			Six Months Ended June 30,			Year Ended December 31,
			2014	Pro Forma 2013	2013	Pro Forma 2013	2013	2012
			($ in thousands)
Net (loss) income			$4,355	$17,081	$14,814	$(11,971)	$(29,877)	$(7,937)

Interest expense			20,615	24,020	8,576	48,026	29,296	22,106
Income tax (benefit) provision			(2,635)	(714)	(2,105)	928	(5,776)	7,751
Depreciation and amortization			20,133	21,078	12,620	41,026	32,034	25,125

EBITDA			$42,468	$61,465	$33,905	$78,009	$25,677	$47,045
Other income, net	(a	)	1,255	(2,370)	(2,020)	(6,185)	(4,117)	(3,215)
Pre-opening expenses	(b	)	4,212	—	—	2,638	2,638	—
Transaction expenses	(c	)	3,832	—	1,222	—	8,657	79
Severance expenses	(d	)	2,914	—	—	—	—	—
Management contract termination expense	(e	)	340	—	—	—	12,843	—
Loss on extinguishment of debt	(f	)	—	—	—	5,669	5,669	—
Write-down to net realizable value of long-lived assets	(g	)	8,456	—	—	—	—	—
Other tax expense	(h	)	962	640	640	2,466	2,466	—
Brand conversion expenses	(i	)	—	—	—	455	455	—
Other expense, BD Real Shareholder	(j	)	—	2,532	—	5,986	—	—

Adjusted EBITDA			$64,439	$62,267	$33,747	$89,038	$54,288	$43,909

(a)	Represents changes in foreign exchange and other miscellaneous income.
(b)	Represents pre-opening expenses incurred in connection with the expansion, renovation and repositioning of Hyatt Ziva and Hyatt Zilara Rose Hall, Hyatt Ziva Puerto Vallarta and Hyatt Ziva Cancún.
(c)	Represents expenses incurred to pursue strategic initiatives.
(d)	Represents an expense associated with the termination of employees at Dreams Cancún and Dreams Puerto Vallarta, which were closed for renovations in May 2014.
(e)	Represents expenses that arose in connection with the termination of the previous managers for our resorts located in Los Cabos, Cancún and Puerto Vallarta.
(f)	Represents loss recorded for the extinguishment of a loan that was repaid in connection with our Formation Transactions.
(g)	Write-off of long-lived assets demolished during the renovations of Dreams Cancún and Dreams Puerto Vallarta.
(h)	Represents other tax expenses related to tax matters in the jurisdictions in which we conduct business.
(i)	Represents expenses associated with the conversion to the Hyatt All-Inclusive Resort Brands.
(j)	Represents the expenses incurred by the BD Real Shareholder that are not expected to re-occur following the acquisition of Real Resorts by us.

(2)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of operating revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our historical combined and consolidated financial statements, pro forma combined and consolidated financial information and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including, but not limited, to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations. Upon the completion of this offering, we will be the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry. Our portfolio consists of 13 resorts located in Mexico, the Dominican Republic and Jamaica that upon completion of our current expansion, renovation and repositioning projects, which we expect to complete in 2015, will have 6,175 rooms. We believe that our properties are among the finest all-inclusive resorts in the markets they serve.

Our all-inclusive resort model provides guests with an integrated experience, through prepaid packages of room accommodations, food and beverage services and entertainment activities, for one all-inclusive rate. This contrasts with other lodging business models which typically only include room accommodations and, in some cases, limited food and beverage service in the stated rate. The all-inclusive model also provides us with the opportunity to sell guests revenue-generating upgrades, premium services and amenities that are not included in the all-inclusive package and that typically generate higher operating margins than package revenue. For the year ended December 31, 2013, we generated total pro forma revenue of $361.9 million, daily pro forma revenue per available room excluding revenue from upgrades (Package RevPAR) of approximately $156, pro forma Adjusted EBITDA of $89.0 million and a pro forma net loss of $12.0 million.

We believe that all-inclusive packages are attractive to a broad spectrum of travelers who seek an attractive vacation experience that offers value and a high degree of cost certainty as compared to traditional resorts where the costs of discretionary food and beverage services and other amenities can be more unpredictable and significant. We also believe that the cost certainty of the all-inclusive model makes it more resilient to economic downturns, as compared to models that do not provide guests with the same level of cost certainty. As compared to other lodging-industry business models, we believe that the all-inclusive model provides us with more predictable expenses and occupancy rates because, among other reasons, guests at all-inclusive resorts often book their stays further in advance than guests at traditional resorts. These characteristics of the all-inclusive model allow us to more rapidly adjust certain operating costs in light of expected demand, as compared to other lodging industry business models. Additionally, occupancy at all-inclusive resorts historically has been more stable over time than occupancy at hotels and resorts operating under other business models. The increased visibility that we have with respect to future occupancy and rates gives us the opportunity to adjust certain costs in light of expected demand in an effort to improve operating margins.

We market and sell our all-inclusive vacation packages through a variety of sales channels, including, with respect to our Hyatt All-Inclusive Resort Brand resorts, multiple Hyatt distribution channels, and, with respect to all of our resorts, tour operators, individual resort websites, travel wholesalers and online outlets. The sales channels have different cost structures, and we seek to use them strategically to generate occupancy and seek high operating margins. For example, we seek to use lower cost sales channels, such as direct bookings, to improve revenues and margins during the high season, and we may place more reliance on higher cost sales channels, such as online outlets, to drive occupancy during shoulder and lower rate seasons. On a pro forma basis, for the year ended December 31, 2013, approximately 74% of our bookings were through wholesale sales channels. The costs of wholesale bookings, which we bear, are typically higher than those of direct guest bookings. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites. In addition, by increasing our use of these lower cost sales channels, we expect to increase the number of guests who purchase upgrades, premium services and amenities that generate higher operating margins than package revenue, as, in our experience, these types of guests often book their vacations directly as opposed to booking through wholesalers.

Three of our resorts are currently closed, as they are undergoing substantial renovations.

•	Our Jamaica resort was closed when we acquired it in August 2013 and remains closed. We are in the process of expanding, renovating, repositioning and rebranding the resort. We expect to reopen this property as an all-inclusive resort operating under both the family-friendly Hyatt Ziva and the adults-only Hyatt Zilara brands in November 2014. As of June 30, 2014, we have invested approximately $25.6 million of our expected investment of approximately $83 to $90 million in connection with this project.

•	We closed the property formerly known as Dreams Cancún in May 2014, and we are in the process of expanding, renovating and rebranding the resort. We expect to reopen this property as Hyatt Ziva Cancún in the fourth quarter of 2015. As of June 30, 2014, we have invested approximately $0.5 million of our expected investment of approximately $80 to $90 million in connection with this project.

•	We closed the property formerly known as Dreams Puerto Vallarta in May 2014, and are in the process of renovating and rebranding the resort. We expect to reopen this property as Hyatt Ziva Puerto Vallarta in December 2014. As of June 30, 2014, we have invested approximately $0.4 million of our expected investment of approximately $20 to $25 million in connection with this project.

One of our resorts, Hyatt Ziva Los Cabos, which is a 619-room resort located in Los Cabos, Mexico, sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014. The resort is currently closed and is not accepting new reservations. We expect the resort to reopen at the end of April 2015, however we can provide no assurance that the resort will reopen by such time. We and our insurers are in the process of evaluating the damage caused to the resort, and, once the scope of the damage has been determined, we intend to develop and implement a plan to repair the resort and return it to operation. At this time we do not have an estimate of the amount of damage sustained by the resort or how much it will cost to repair the resort. See “Risk Factors—One of our resorts, Hyatt Ziva Los Cabos, recently sustained significant hurricane damage.”

We were organized by our prior parent in 2013 to consummate our Formation Transactions. On August 13, 2013, our prior parent contributed the Contributed Resorts to us, which included eight resorts, and we acquired Real Resorts, which owned four resorts and a resort management company. On August 16, 2013, we acquired one resort in Jamaica from a third-party, which was closed when we acquired it and remains closed for expansion, renovation, repositioning and rebranding. Prior to August 13, 2013, our historical financial information is that of the combined accounts of the Contributed Resorts and certain related assets and liabilities that were contributed to us by our prior parent on such date; on and after August 13, 2013, our historical financial information also includes Real Resorts; and on and after August 16, 2013, our historical balance sheet and cash flow information also includes our Jamaica resort. Readers of our financial information should take the foregoing into account, as the composition of our portfolio was different in various periods and these differences, and the closure of three of our resorts as described above, affect the comparability of our results for different periods.

Segments

Management analyzes our operations and business by geographic regions. Our financial information is presented as three segments based on the following regions in which our resorts are located: Yucatán Peninsula; Pacific Coast; and Caribbean Basin.

Name of Resort	Brand and Type	Location	Operator
Yucatán Peninsula:
Hyatt Ziva Cancún*	Hyatt Ziva (family-friendly)	Cancún, Mexico	Playa
Hyatt Zilara Cancún	Hyatt Zilara (adults-only)	Cancún, Mexico	Playa
THE Royal Playa del Carmen	THE Royal (adults-only)	Playa del Carmen, Mexico	Playa
Gran Caribe Real	Gran (family-friendly)	Cancún, Mexico	Playa
Gran Porto Real	Gran (family-friendly)	Playa del Carmen, Mexico	Playa
Secrets Capri	Secrets (adults-only)	Riviera Maya, Mexico	AMResorts
Dreams Puerto Aventuras	Dreams (family-friendly)	Riviera Maya, Mexico	AMResorts

Pacific Coast:
Hyatt Ziva Los Cabos**	Hyatt Ziva (family-friendly)	Cabo San Lucas, Mexico	Playa
Hyatt Ziva Puerto Vallarta*	Hyatt Ziva (family-friendly)	Puerto Vallarta, Mexico	Playa

Caribbean Basin:
Hyatt Ziva and Hyatt Zilara Rose Hall*	Hyatt Ziva (family-friendly) and Hyatt Zilara (adults-only)	Montego Bay, Jamaica	Playa
Dreams La Romana	Dreams (family-friendly)	La Romana, Dominican Republic	AMResorts
Dreams Palm Beach	Dreams (family-friendly)	Punta Cana, Dominican Republic	AMResorts
Dreams Punta Cana	Dreams (family-friendly)	Punta Cana, Dominican Republic	AMResorts

*	Resort currently closed for substantial renovation.

**	Resort currently closed for repair of damage sustained by Hurricane Odile on September 14, 2014.

Key Indicators of Financial Condition and Operating Performance

We use a variety of financial and other information to monitor the financial condition and operating performance of our business. Some of this is financial information that is prepared in accordance with U.S. GAAP, while other information, though financial in nature, is not prepared in accordance with U.S. GAAP. Our management also uses other information that is not financial in nature, including statistical information and comparative data that are commonly used within the lodging industry to evaluate the financial and operating performance of our portfolio. Our management uses this information to measure the performance of our segments and consolidated portfolio. We use this information for planning and monitoring our business, as well as in determining management and employee compensation. These key indicators include:

•	Revenue

•	Package revenue

•	Non-package revenue

•	Occupancy

•	Package ADR

•	Package RevPAR

•	Adjusted EBITDA

Revenue, Package Revenue and Non-package Revenue

We derive revenue from the sale of all-inclusive packages which include room accommodations, food and beverage services and entertainment activities. Revenue is recognized when the rooms are occupied and the service has been rendered. Advance deposits received from guests are deferred and included in current liabilities until the rooms are occupied and the service has been rendered. Food and beverage revenue not included in a guest’s all-inclusive package is recognized when the goods are consumed. Revenue represents a key indicator to assess the overall performance of our business and analyze trends such as consumer demand, brand preference and competition.

In analyzing our results, our management differentiates between package revenue and non-package revenue (as such terms are defined below). Guests at our resorts purchase packages at a stated rate, which includes room accommodations, food and beverage services and entertainment activities, in contrast to other lodging business models, which typically only include the room accommodations in the stated rate. The amenities at all-inclusive resorts typically include a variety of buffet and á la carte restaurants, bars, activities, shows and entertainment throughout the day. “Package revenue” consists of revenues derived from all-inclusive packages purchased by our guests. “Non-package revenue” primarily includes revenue associated with upgrades, premium service offerings and special amenities such as premium rooms, dining experiences, wines and spirits and spa packages, which are not included in the all-inclusive package.

Occupancy

“Occupancy” represents the total number of rooms sold for a given period divided by the total number of rooms available during such period. Occupancy is a useful measure of the utilization of a resort’s total available capacity and can be used to gauge demand at a specific resort or group of properties for a given period. Occupancy levels also enable us to optimize Package ADR (as defined below) by increasing or decreasing the stated rate for our all-inclusive packages as demand for a resort increases or decreases.

Package ADR

“Package ADR” represents total package revenue for a given period divided by the total number of rooms sold during such period. Package ADR trends and patterns provide useful information concerning the pricing environment and the nature of the guest base of a resort or group of resorts. Package ADR is a commonly used performance measure in the all-inclusive segment of the lodging industry, and is commonly used to assess the stated rates that guests are willing to pay through various distribution channels.

Package RevPAR

Package RevPAR is the product of Package ADR and the average daily occupancy percentage. Package RevPAR does not reflect the impact of non-package revenue. Although Package RevPAR does not include this additional revenue, it generally is considered the key performance measure in the all-inclusive segment of the lodging industry to identify trend information with respect to room revenue produced by comparable properties and to evaluate operating performance on a regional basis.

Adjusted EBITDA

We define EBITDA, a non-GAAP measure, as net income (loss) for the period before interest expense, income tax benefit (expense) and depreciation and amortization expense. We define Adjusted EBITDA, a non-GAAP measure, as EBITDA further adjusted to exclude the following items: (i) other income, net; (ii) pre-opening expenses; (iii) transaction expenses; (iv) severance expenses; (v) management contract termination expense; (vi) loss on extinguishment of debt; (vii) other tax expense/benefit; and (viii) other items.

Our Board and management consider Adjusted EBITDA a key performance and compensation measure both on a segment and on a consolidated basis. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that do not reflect our core operating performance both on a segment and on a consolidated basis. Our Chief Executive Officer also evaluates the performance of each of our reportable segments and determines how to allocate resources to those segments, in significant part, by assessing the Adjusted EBITDA of each segment. In addition, the compensation committee of our Board determines the annual variable compensation for certain members of our management based in part on consolidated Adjusted EBITDA, segment Adjusted EBITDA or some combination of both. We believe Adjusted EBITDA is useful to investors because it provides investors with the same information utilized internally by our management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

Adjusted EBITDA is not a substitute for net income (loss), cash flows from operating activities or any other measure prescribed by U.S. GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available to us to invest in the growth of our business and investors should carefully consider our U.S. GAAP results presented in this prospectus. For a reconciliation of Adjusted EBITDA to EBITDA and a reconciliation of EBITDA to U.S. GAAP net income (loss), its most directly comparable U.S. GAAP measure, see “Selected Financial Information and Operating Data.”

Key External Factors Affecting our Results of Operations and Cash Flows

•	macroeconomic factors such as world-wide economic conditions, which may affect travel;

•	the extent of new hotel and resort construction and the pricing strategies of our competitors;

•	the popularity of the all-inclusive resort model;

•	the success of our brands;

•	the popularity of the vacation destinations in which our resorts are located;

•	the impact of foreign exchange rate fluctuations; and

•	the seasonality and cyclicality of the lodging industry.

For additional information on these factors and other factors that may adversely affect our results of operations and cash flows, see “Risk Factors.”

Results of Operations

We have set forth below a discussion of the consolidated historical results of our operations for the six-month periods ended June 30, 2014 and June 30, 2013 and the years ended December 31, 2013 and December 31, 2012. Our results for the six-month period ended June 30, 2014 include the results of the Contributed Resorts, Real Resorts, and our Jamaica resort, while our results for the six-month period ended June 30, 2013 only include the results of the Contributed Resorts. Our results for the year ended December 31, 2013 include the results of the Contributed Resorts, 141 days of results of Real Resorts and 138 days of results of our Jamaica resort, while for the year ended December 31, 2012, our results only include the results of the Contributed Resorts. Our Jamaica resort has been closed since it was acquired by us and is currently undergoing expansion, renovation and repositioning.

Six-Month Period Ended June 30, 2014 Compared to Six-Month Period Ended June 30, 2013

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for the six-month periods ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	Change	% Change
Occupancy	86.0%	80.8%	5.2	6.4%
Package ADR	$221	$193	$28	14.7%
Package RevPAR	190	156	34	22.0%

($ in thousands)
Package Revenue	$176,248	$107,196	$69,052	64.4%
Non-package Revenue	29,173	20,845	8,328	40.0%
Revenue	205,421	128,041	77,380	60.4%
Adjusted EBITDA	64,439	33,747	30,692	90.9%

The following table summarizes our results of operations on a combined and consolidated basis for the six-month periods ended June 30, 2014 and June 30, 2013 ($ in thousands):

	Six Months Ended June 30,
	2014	2013	Change	% Change
Revenue:
Package	$176,248	$107,196	$69,052	64.4%
Non-package	29,173	20,845	8,328	40.0%

Total revenue	205,421	128,041	77,380	60.4%
Direct and selling, general and administrative expenses:
Direct	119,838	75,574	44,264	58.6%
Selling, general and administrative	29,192	20,582	8,610	41.8%
Pre-opening expenses	4,212	—	4,212	—
Write-down to net realizable value of long-lived assets	8,456	—	8,456	—
Depreciation and amortization	20,133	12,620	7,513	59.5%

Direct and selling, general and administrative expenses	181,831	108,776	73,055	67.2%

Operating income	23,590	19,265	4,325	22.5%
Interest expense	(20,615)	(8,576)	(12,039)	140.4%
Other income, net	(1,255)	2,020	(3,275)	(162.1%)

Net income before tax	1,720	12,709	(10,989)	(86.5%)
Income tax benefit	2,635	2,105	530	25.2%

Net income	$4,355	$14,814	$(10,459)	(70.6%)

Revenue

Our revenue for the six-month period ended June 30, 2014 increased by $77.4 million, or 60.4%, compared to the six-month period ended June 30, 2013. This increase was primarily due to Real Resorts, which we acquired on August 13, 2013 resulting in an additional $76.6 million in revenue. The remaining increase of $0.8 million was attributable to the Contributed Resorts.

Our revenue increase for the six-month period ended June 30, 2014 was driven by increases in package revenue ($69.1 million, or 64.4%) and non-package revenue ($8.3 million, or 40.0%). The improvement in package revenue resulted from increases in average occupancy (5.2 percentage points, or 6.4%) and Package ADR ($28, or 14.7%), the equivalent of an increase of $34, or 22.0%, in Package RevPAR. These increases were primarily driven by Real Resorts. During the six-month period ended June 30, 2014, these four resorts had an average occupancy of 91.4%, a Package ADR of $257 and a Package RevPAR of $235. During the same period, the Contributed Resorts had an average occupancy of 83.6%, a Package ADR of $204 and a Package RevPAR of $170. During the six-month period ended June 30, 2014, relative to the same period in 2013, the Contributed Resorts recorded increases of 3.5% in occupancy, $11 in Package ADR or 5.7%, and $15 in Package RevPAR or 9.4%. The increases in the performance of the Contributed Resorts were primarily driven by the improved performance of the resorts located in the Dominican Republic.

Direct Expenses

Our direct expenses for the six-month period ended June 30, 2014 increased by $44.3 million, or 58.6%, compared to the six-month period ended June 30, 2013. This increase was primarily driven by $45.1 million in increased costs associated with Real Resorts, which we acquired on August 13, 2013. During the same period, direct expenses at the Contributed Resorts decreased by $0.8 million, which was unfavorably impacted by a $2.9 million expense related to severance expenses associated with the termination of employees at the former Dreams Cancún and Dreams Puerto Vallarta, which were closed for renovations in May 2014.

Selling, General, and Administrative Expenses

Our selling, general and administrative expenses for the six-month period ended June 30, 2014 increased by $8.6 million, or 41.8%, compared to the six-month period ended June 30, 2013. This increase was primarily driven by transaction expenses of $3.8 million, an additional $2.0 million in advertising expense, $1.4 million in insurance expense and $1.2 million in unallocated corporate expenses. Of the total $8.6 million increase, $4.7 million was attributable to Real Resorts which we acquired on August 13, 2013.

Pre-Opening Expenses

Our pre-opening expenses for the six-month period ended June 30, 2014 increased by $4.2 million compared to the six-month period ended June 30, 2013. This represents pre-opening expenses incurred in connection with the renovations of Hyatt Ziva & Zilara Rose Hall, Hyatt Ziva Puerto Vallarta and Hyatt Ziva Cancún, which did not occur in the same period in 2013.

Write-down to Net Realizable Value of Long-Lived Assets

Our write-down to net realizable value of long-lived assets for the six-month period ended June 30, 2014 increased by $8.5 million compared to the six-month period ended June 30, 2013. This represents the write-off of long-lived assets demolished during the renovations of Dreams Cancún and Dreams Puerto Vallarta, and we did not have any similar write-offs during the same period in 2013.

Depreciation and Amortization Expense

Our depreciation and amortization expense for the six-month period ended June 30, 2014 increased by $7.5 million, or 59.5%, compared to the six-month period ended June 30, 2013. This increase was primarily due to Real Resorts, which we acquired on August 13, 2013 resulting in $7.9 million of additional depreciation and amortization expense for the period.

Interest Expense

Our interest expense for the six-month period ended June 30, 2014 increased by $12.0 million, or 140.4%, as compared to the six-month period ended June 30, 2013. This increase was primarily attributable to an increase in indebtedness outstanding during the period as a result of our Formation Transactions, including our Term Loan and our Senior Notes due 2020.

Benefit for Income Taxes

The income tax benefit for the six-month period ended June 30, 2014 increased by $0.5 million, or 25.2%, compared to the six-month period ended June 30, 2013. This increase in the benefit was primarily due to changes in the Mexican tax laws that were enacted in 2013. We are no longer subject to the Impuesto Empresarial a Tasa Unica (“IETU”), which resulted in adjustments to the tax rate used to compute our deferred tax assets and liabilities. This increase was partially reduced by an increase in the income tax provision following the acquisition of Real Resorts on August 13, 2013.

Adjusted EBITDA

Our Adjusted EBITDA for the six-month period ended June 30, 2014 increased by $30.7 million, or 90.9%, compared to the six-month period ended June 30, 2013. This increase was primarily driven by Real Resorts, which we acquired on August 13, 2013. During the six-month period ended June 30, 2014, Real Resorts had Adjusted EBITDA of $27.4 million. During the same period, the Contributed Resorts had Adjusted EBITDA of $37.1 million, an increase of $3.3 million, or 9.9%, compared to the six-month period ended June 30, 2013. Our results for the six-month period ended June 30, 2014 were adversely affected by the closure of our Dreams Cancún and Dreams Puerto Vallarta properties in conjunction with the renovation, expansion and repositioning plans to convert the resorts into the Hyatt Ziva Cancún and the Hyatt Ziva Puerto Vallarta, respectively, which accounts for a decrease of $1.4 million. Our results were also limited by an increase in the VAT in the states in which most of our resorts are located. The VAT rate in the state in which seven of our resorts are located increased from 11% at the end of 2012 to 16% at the end of 2013. VAT is withheld from gross revenue. Accordingly, any reservations made in advance of the change in the VAT rate resulted in an automatic 5% decrease in revenue, as we did not increase rates subsequent to taking a reservation to offset tax increases. Moreover, the VAT also adversely affected the six-month period ended June 30, 2014 to the extent that we were unable to increase package rates by an amount equal to at least the increase in the VAT. These negative impacts on Adjusted EBITDA were offset by improved performance at our resorts in the Caribbean. For a discussion of Adjusted EBITDA and a reconciliation of this measure to the most comparable U.S. GAAP financial measure, see “Summary Financial Information and Operating Data.”

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
Occupancy	78.6%	75.3%	3.3	4.3%
Package ADR	$179	$176	$3	1.8%
Package RevPAR	141	133	8	6.2%

($ in thousands)
Package Revenue	$226,646	$184,472	$42,174	22.9%
Non-package Revenue	45,624	35,531	10,093	28.4%
Revenue	272,270	220,003	52,267	23.8%
Adjusted EBITDA	54,288	43,909	10,379	23.6%

The following table summarizes our results of operations on a combined and consolidated basis for years ended December 31, 2013 and 2012 ($ in thousands):

	Year Ended December 31,
	2013	2012	Change	% Change
Revenue:
Package	$226,646	$184,472	$42,174	22.9%
Non-package	45,624	35,531	10,093	28.4%

Total revenue	272,270	220,003	52,267	23.8%
Direct and selling, general and administrative expenses:
Direct	191,446	141,301	50,145	35.5%
Selling, general and administrative	50,957	34,872	16,085	46.1%
Pre-opening expenses	2,638	—	2,638	—
Depreciation and amortization	32,034	25,125	6,909	27.5%

Direct and selling, general and administrative expenses	277,075	201,298	75,777	37.6%

Operating (loss) income	(4,805)	18,705	(23,510)	(125.7%)
Interest expense	(29,296)	(22,106)	(7,190)	32.5%
Loss on extinguishment of debt	(5,669)	—	(5,669)	—
Other income, net	4,117	3,215	902	28.1%

Net loss before tax	(35,653)	(186)	(35,467)	19,068.3%
Income tax benefit (provision)	5,776	(7,751)	13,527	(174.5%)

Net loss	$(29,877)	$(7,937)	$(21,940)	276.4%

Revenue

Our revenue for the year ended December 31, 2013 increased $52.3 million, or 23.8%, compared to the year ended December 31, 2012. This increase was primarily due to Real Resorts, which we acquired on August 13, 2013 resulting in $46.8 million of increased revenue. The remaining increase of $5.4 million was attributable to the Contributed Resorts, which was primarily driven by the resorts located in Mexico.

Our revenue increase in 2013 was driven by increases in occupancy (4.3%), Package ADR (1.8%) and non-package revenue (28.4%). These increases were primarily driven by Real Resorts, which we acquired on August 13, 2013. During the 141-day period from August 13, 2013 to December 31, 2013, Real Resorts had occupancy of 89.2% compared to 70.3% at the Contributed Resorts. The Contributed Resorts recorded an occupancy increase of 2.0% over the prior year, which was primarily driven by the resorts located in Mexico, which benefitted from an increase of visitation in the region compared to the prior year. During the 141-day period from August 13, 2013 to December 31, 2013, Real Resorts had Package ADR of $197. During the year ended December 31, 2013, the Contributed Resorts had Package ADR of $176, as compared to the prior year, which was primarily driven by a decrease in Package ADR at resorts in the Caribbean Basin. During the 141-day period from August 13, 2013 to December 31, 2013, Real Resorts had Package RevPAR of $175. During the year ended December 31, 2013, the Contributed Resorts had Package RevPAR of $135, an increase of 2.0% compared to the prior year. During such year, the Contributed Resorts also recorded an increase in non-package revenue of $2.2 million, or 6.1%, compared to the prior year, which was primarily driven by the resorts located in Mexico.

Direct Expenses

Our direct expenses for the year ended December 31, 2013 increased by $50.1 million, or 35.5%, compared to the year ended December 31, 2012. This increase was primarily driven by $30.2 million in increased costs associated with Real Resorts, which we acquired on August 13, 2013. During the same period, direct expenses at the Contributed Resorts increased by $19.9 million, which were primarily driven by (i) contract termination fees of $12.8 million associated with our Formation Transactions, (ii) $1.0 million of one-time transaction-related expenses associated with our Formation Transactions and (iii) $6.1 million of additional direct operating expenses, primarily driven by a 2.0% increase in occupancy at the Contributed Resorts.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by $16.1 million, or 46.1%, for the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was driven by an additional $7.7 million in transaction expenses, $1.8 million in insurance expense, $2.3 million in unallocated corporate expenses and $2.1 million in advertising expense. Of the total $16.1 million increase, $6.1 million was attributable to Real Resorts, which we acquired on August 13, 2013.

Pre-Opening Expenses

Our pre-opening expenses increased by $2.6 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. This represents pre-opening expenses incurred in connection with the renovations of Hyatt Ziva & Zilara Rose Hall, which did not occur in the same period in 2012.

Depreciation and Amortization Expense

Our depreciation and amortization expense for the year ended December 31, 2013 increased by $6.9 million, or 27.5%, compared to the year ended December 31, 2012. This change was primarily due to the increased costs associated with Real Resorts, which we acquired on August 13, 2013 resulting in $5.6 million of additional depreciation and amortization expense for the period.

Interest Expense

Our interest expense for the year ended December 31, 2013 increased by $7.2 million, or 32.5%, compared to the year ended December 31, 2012. This increase was primarily attributable to an increase in our indebtedness outstanding during the year ended December 31, 2013 as a result of our Formation Transactions, including our Term Loan and our Senior Notes due 2020.

Loss on Extinguishment of Debt

Loss on extinguishment of debt for the year ended December 31, 2013 was $5.7 million, while there was no loss on extinguishment of debt in 2012. This increase was due to the loss recorded for the extinguishment of a loan that was repaid in connection with our Formation Transactions.

Benefit for Income Taxes

Income tax benefit for the year ended December 31, 2013 increased by $13.5 million, compared to the year ended December 31, 2012. This benefit was primarily due to changes in the Mexican tax laws that were enacted in 2013. We are no longer subject to the IETU, which resulted in adjustments to the tax rate used to determine our deferred tax assets and liabilities.

Adjusted EBITDA

Our Adjusted EBITDA for the year ended December 31, 2013 increased by $10.4 million, or 23.6%, compared to the year ended December 31, 2012. This increase was primarily driven by Real Resorts, which we acquired on August 13, 2013. During the 141-day period from August 13, 2013 to December 31, 2013, these resorts had Adjusted EBITDA of $11.3 million. During the year ended December 31, 2013, the Contributed

Resorts had Adjusted EBITDA of $43.0 million, a decrease of $0.9 million, or 2.0%, over the prior year. This decrease was primarily due to a $2.4 million decrease in Adjusted EBITDA at our resorts in the Caribbean Basin. For a discussion of Adjusted EBITDA and a reconciliation of this measure to the most comparable U.S. GAAP financial measure, see “Selected Financial Information and Operating Data.”

Segment Results

Segment Results for the Six-Month Period Ended June 30, 2014 Compared to the Six-Month Period Ended June 30, 2013

We evaluate our business segment operating performance using segment revenue and Adjusted EBITDA. The following tables summarize segment revenue and segment Adjusted EBITDA for the six-month period ended June 30, 2014 and six-month period ended June 30, 2013 ($ in thousands):

	Six Months Ended June 30,
	2014	2013	Change	% Change
Revenue:
Yucatán Peninsula	$113,735	$39,865	$73,870	185.3%
Pacific Coast	29,014	33,439	(4,425)	(13.2%)
Caribbean Basin	62,226	54,398	7,828	14.4%

Segment revenue	204,975	127,702	77,273	60.5%
Other	446	339	107	31.6%

Total revenue	$205,421	$128,041	$77,380	60.4%

	Six Months Ended June 30,
	2014	2013	Change	% Change
Adjusted EBITDA:
Yucatán Peninsula	$43,131	$12,192	$30,939	253.8%
Pacific Coast	9,144	10,059	(915)	(9.1%)
Caribbean Basin	19,390	15,919	3,471	21.8%

Segment Adjusted EBITDA	71,665	38,170	33,495	87.8%
Other corporate—unallocated	(7,226)	(4,423)	(2,803)	(63.4%)

Total Adjusted EBITDA	$64,439	$33,747	$30,692	90.9%

Yucatán Peninsula

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for our Yucatán Peninsula segment for the six-month periods ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	Change	% Change
Occupancy	90.7%	87.8%	2.9	3.4%
Package ADR	$248	$216	$32	15.1%
Package RevPAR	225	189	36	18.9%

($ in thousands)
Package Revenue	$98,213	$33,378	$64,835	194.2%
Non-package Revenue	15,522	6,487	9,035	139.3%
Revenue	113,735	39,865	73,870	185.3%
Adjusted EBITDA	43,131	12,192	30,939	253.8%

Segment Revenue. Our revenue for the six-month period ended June 30, 2014 increased by $73.9 million, or 185.3%, compared to the six-month period ended June 30, 2013. This increase was primarily due to Real Resorts, which we acquired on August 13, 2013 resulting in $76.6 million of additional revenue. The Contributed Resorts recorded a decrease of $2.7 million, or 6.8%, compared to the six-month period ended June 30, 2013. This decrease was primarily attributable to the closure of our Dreams Cancún property at the end of April 2014 in connection with the renovation, expansion and repositioning plan to convert the resort into the Hyatt Ziva Cancún, which accounts for a decrease of $4.6 million in revenue. The decrease was also due to an increase in the VAT in certain Mexican border-states. The VAT rate in Quintana Roo increased from 11% at the end of 2012 to 16% at the end of 2013. VAT is withheld from gross revenue. Accordingly, any sales made prior to the change in the VAT rate resulted in an automatic 5% decrease in revenue. Moreover, this VAT increase also adversely affected the six-month period ended June 30, 2014 to the extent that we were unable to increase package rates by an amount equal to at least the increase in the VAT. Additionally, the increase is permanent, which limits our ability to realize the full extent of additional package rate increases.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the six-month period ended June 30, 2014 increased $30.9 million, or 253.8%, compared to the six-month period ended June 30, 2013. This increase was primarily due to Real Resorts, which we acquired on August 13, 2013 resulting in $31.0 million of additional Adjusted EBITDA. The Contributed Resorts had Adjusted EBITDA of $12.1 million, a decrease of $0.1 million, or 0.6%, compared to such period in the prior year. This decrease was impacted by the closure of our Dreams Cancún property at the end of April 2014 in connection with the renovation, expansion and repositioning plan to convert the resort into the Hyatt Ziva Cancún, which accounts for a decrease of $1.0 million. Also, an increase in the VAT rate in certain regions of Mexico at the end of 2013 limited our ability to realize the full extent of package rate increases.

Pacific Coast

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for our Pacific Coast segment for the six-month periods ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	Change	% Change
Occupancy	65.7%	73.1%	(7.4)	(10.1%)
Package ADR	$243	$222	$21	9.4%
Package RevPAR	160	163	(3)	(1.6%)

($ in thousands)
Package Revenue	$24,321	$28,125	$(3,804)	(13.5%)
Non-package Revenue	4,693	5,314	(621)	(11.7%)
Revenue	29,014	33,439	(4,425)	(13.2%)
Adjusted EBITDA	9,144	10,059	(915)	(9.1%)

Segment Revenue. Our revenue for the six-month period ended June 30, 2014 decreased by $4.4 million, or 13.2%, compared to the six-month period ended June 30, 2013. This decrease was primarily driven by performance of Hyatt Ziva Los Cabos, which was taken over and rebranded in November 2013. The resort was taken over with lower occupancy levels than the preceding year, thus resulting in decreases in revenue as compared to the six-month period ended June 30, 2013. Subsequent to our takeover, a series of initiatives were launched aimed at increasing business volume and establishing the resort’s new identity in the travel trade. In the near-to-intermediate term, the resort is expected to perform at levels below the preceding year. A new general manager was appointed in 2014, and our new marketing initiatives are expected to begin to take effect in the fourth quarter of 2014. In addition, the decrease is partially attributable to the closure of our Dreams Puerto

Vallarta property at the end of April 2014 in connection with the renovation and repositioning plan to convert the resort into the Hyatt Ziva Puerto Vallarta, which accounts for a decrease of $3.2 million in revenue. Finally, an increase in the VAT rate in certain regions of Mexico at the end of 2013 limited our ability to realize the full extent of additional package rate increases, and the VAT increases adversely affected the six-month period ended June 30, 2014 to the extent that we were unable to increase package rates by an amount equal to at least the increase in the VAT.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the six-month period ended June 30, 2014 decreased by $0.9 million, or 9.1%, compared to the six-month period ended June 30, 2013. This decrease was partially driven by our takeover of the Los Cabos resort and its subsequent conversion to Hyatt Ziva Los Cabos in November 2013. In addition, the decrease is partially attributable to the closure of our Dreams Puerto Vallarta property at the end of April 2014 in connection with the renovation and repositioning plan to convert the resort into the Hyatt Ziva Puerto Vallarta, which accounts for a decrease of $0.4 million. Finally, an increase in the VAT rate in certain regions of Mexico at the end of 2013 limited our ability to realize the full extent of package rate increases.

Caribbean Basin

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for our Caribbean Basin segment for the six-month periods ended June 31, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	Change	% Change
Occupancy	89.1%	81.2%	7.9	9.7%
Package ADR	$178	$166	$12	7.2%
Package RevPAR	159	135	24	17.6%

($ in thousands)
Package Revenue	$53,715	$45,695	$8,020	17.6%
Non-package Revenue	8,511	8,703	(192)	(2.2%)
Revenue	62,226	54,398	7,828	14.4%
Adjusted EBITDA	19,390	15,919	3,471	21.8%

Segment Revenue. Our revenue for the six-month period ended June 30, 2014 increased by $7.8 million, or 14.4%, compared to the six-month period ended June 30, 2013. This increase was primarily due to an increase in visitation in the region, which resulted in a 9.7% increase in occupancy and a 7.2% increase in Package ADR.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the six-month period ended June 30, 2014 increased by $3.5 million, or 21.8%, from the six-month period ended June 30, 2013. This increase was primarily due to an increase in visitation in the region.

Segment Results for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following tables summarize segment revenue and segment Adjusted EBITDA for the years ended December 31, 2013 and 2012 ($ in thousands):

	Years Ended December 31,
	2013	2012	Change	% Change
Revenue:
Yucatán Peninsula	$118,081	$65,678	$52,403	79.8%
Pacific Coast	57,104	52,601	4,503	8.6%
Caribbean Basin	96,769	101,484	(4,715)	(4.6%)

Segment revenue	271,954	219,763	52,191	23.7%
Other	316	240	76	31.7%

Total revenue	$272,270	$220,003	$52,267	23.8%

	Years Ended December 31,
	2013	2012	Change	% Change
Adjusted EBITDA:
Yucatán Peninsula	$28,009	$15,824	$12,185	77.0%
Pacific Coast	14,127	12,955	1,172	9.0%
Caribbean Basin	22,244	24,665	(2,421)	(9.8%)

Segment Adjusted EBITDA	64,380	53,444	10,936	20.5%
Other corporate—unallocated	(10,092)	(9,535)	(557)	(5.8%)

Total Adjusted EBITDA	$54,288	$43,909	$10,379	23.6%

Yucatán Peninsula

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for our Yucatán Peninsula segment for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
Occupancy	86.4%	82.3%	4.1	5.1%
Package ADR	$197	$188	$9	4.6%
Package RevPAR	170	155	15	9.9%

($ in thousands)
Package Revenue	$98,322	$55,212	$43,110	78.1%
Non-package Revenue	19,759	10,466	9,293	88.8%
Revenue	118,081	65,678	52,403	79.8%
Adjusted EBITDA	28,009	15,824	12,185	77.0%

Segment Revenue. Our revenue for the year ended December 31, 2013 increased by $52.4 million, or 79.8%, compared to the year ended December 31, 2012. This increase was primarily due to Real Resorts, which we acquired on August 13, 2013 resulting in $46.8 million in additional revenue for the remainder of 2013. Our revenue for the year ended December 31, 2013 for the Contributed Resorts increased by $5.6 million, or 8.5%, compared to the year ended December 31, 2012.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the year ended December 31, 2013 increased $12.2 million, or 77.0%, compared to the year ended December 31, 2012. This increase was primarily due to Real Resorts, which we acquired on August 13, 2013 resulting in $11.3 million of additional Adjusted EBITDA for the remainder of 2013. During the year ended December 31, 2013 the Contributed Resorts had Adjusted EBITDA of $16.8 million, an increase of $0.9 million, or 5.9%, compared to the prior year.

Pacific Coast

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for our Pacific Coast segment for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
Occupancy	65.1%	61.2%	3.9	6.5%
Package ADR	$212	$206	$6	2.7%
Package RevPAR	138	126	12	9.4%

($ in thousands)
Package Revenue	$48,108	$44,104	$4,004	9.1%
Non-package Revenue	8,996	8,497	499	5.9%
Revenue	57,104	52,601	4,503	8.6%
Adjusted EBITDA	14,127	12,955	1,172	9.0%

Segment Revenue. Our revenue for the year ended December 31, 2013 increased by $4.5 million, or 8.6%, compared to the year ended December 31, 2012. This increase was primarily due to an increase in visitation in the region, which resulted in a 6.5% increase in occupancy. Dreams Puerto Vallarta recorded an increase in revenue of $2.5 million, or 13.9%, over the prior year.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the year ended December 31, 2013 increased by $1.2 million, or 9.0%, compared to the year ended December 31, 2012. This increase in Adjusted EBITDA resulted from improved performance at Dream Puerto Vallarta offset by a decline in performance at our Los Cabos resort. In November 2013, we took over management of the Los Cabos resort and re-launched it as Hyatt Ziva Los Cabos. Subsequent to our takeover, a series of initiatives has been launched aimed at increasing business volume and establishing the resort’s new identity in the travel trade. In the near-to-intermediate term, the resort is expected to perform at levels below the preceding year. A new general manager was appointed in 2014, and our new marketing initiatives are expected to begin to take effect in the fourth quarter of 2014.

Caribbean Basin

The following table sets forth historical information with respect to our Occupancy, Package ADR, Package RevPAR, revenue and Adjusted EBITDA for our Caribbean Basin segment for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
Occupancy	78.8%	79.0%	(0.2)	(0.2%)
Package ADR	$149	$157	$(8)	(5.3%)
Package RevPAR	117	124	(7)	(5.5%)

($ in thousands)
Package Revenue	$80,216	$85,158	$(4,942)	(5.8%)
Non-package Revenue	16,553	16,326	227	1.4%
Revenue	96,769	101,484	(4,715)	(4.6%)
Adjusted EBITDA	22,244	24,665	(2,421)	(9.8%)

Segment Revenue. Our revenue for the year ended December 31, 2013 decreased by $4.7 million, or 4.6%, compared to the year ended December 31, 2012. This decrease was partially due to a $2.7 million benefit received in December 2012 from an agreement reached with the local government authorities concerning VAT rates that did not re-occur in 2013. The decrease was also partially driven by a decline in visitation to the region, which resulted in 2.2% of the 5.3% decrease in Package ADR due to discounted package rates aimed towards maintaining the prior year occupancy level.

Segment Adjusted EBITDA. Our Adjusted EBITDA for the year ended December 31, 2013 decreased by $2.4 million, or 9.8%, compared to the year ended December 31, 2012. This decrease was partially due to the benefit received in December 2012 from an agreement concerning VAT rates that did not re-occur in 2013 as well as a decline in visitation to the region.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue and results of operations, which are consistently higher during the first quarter of each year than in successive quarters.

Inflation

Operators of lodging properties, in general, possess the ability to adjust room rates to reflect the effects of inflation. However, competitive pressures may limit our ability to raise room rates to fully offset inflationary cost increases.

Liquidity and Capital Resources

Our primary short-term cash needs are paying operating expenses, maintaining our resorts, servicing of our outstanding indebtedness and funding ongoing expansion, renovation and repositioning projects, including projects required by the Hyatt development agreement. As of June 30, 2014, we had $3.8 million of scheduled debt repayments due within one year. We have three major expansion, renovation and repositioning projects that are currently ongoing. The following table summarizes the cumulative capital expenditures incurred in connection with these ongoing projects from commencement of development through June 30, 2014, the amounts estimated to be spent for the remainder of 2014 and for 2015, and the total amounts estimated to be spent ($ in thousands):

Capital Projects	Cumulative Through June 30, 2014	Remainder 2014	2015	Capital Investment(1)
Hyatt Ziva/Zilara Rose Hall	$25,612	$56,755	$7,633	$90,000
Hyatt Ziva Cancún	503	23,885	65,612	90,000
Hyatt Ziva Puerto Vallarta	353	17,862	6,785	25,000

Total	$26,468	$98,502	$80,030	$205,000

(1)	Upper end of estimated investment.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under our Revolving Credit Facility. We had cash and cash equivalents of $107.7 million as of June 30, 2014, compared to $83.4 million as of December 31, 2013. As of June 30, 2014, there was no outstanding balance under our Revolving Credit Facility and we had available borrowing capacity of $50.0 million, bringing total cash availability as of June 30, 2014 to $157.7 million. In October 2014, we borrowed $10.0 million under our Revolving Credit Facility. When assessing liquidity, we consider the availability of cash resources held within local business units to meet our strategic needs.

Long-term liquidity needs may include existing and future property renovations and refurbishments, potential acquisitions and the repayment of indebtedness. As of December 31, 2013 and June 30, 2014, our total indebtedness was $674.1 million and $747.2 million, respectively. In addition to the sources available for short-term needs, we may use future indebtedness or equity issuances or proceeds from the potential disposal of assets to meet these long-term needs.

In an effort to maintain sufficient liquidity, our cash flow projections and available funds are discussed with our Board to consider the most appropriate way to develop our capital structure and generate additional sources of liquidity. The availability of additional liquidity options will depend on the economic and financial environment, our historical and projected financial and operating performance and continued compliance with financial covenants. As a result of possible future economic, financial and operating declines and potential non-compliance with financial covenants, however, we may have less liquidity than anticipated, fewer sources of liquidity than anticipated and less flexibility in determining when and how to use the liquidity that is available.

Financing Strategy

In addition to our Revolving Credit Facility, we intend to use other financing sources that may be available to us from time to time, including financing from banks, institutional investors or other lenders, such as bridge loans, letters of credit, joint ventures and other arrangements. Future financings may be unsecured or may be secured by mortgages or other interests in our investments. In addition, we may issue publicly or privately placed debt or equity securities. When possible and desirable, we will seek to replace short-term financing with long-term financing.

Our indebtedness may be recourse, non-recourse or cross-collateralized and may be fixed rate or variable rate. If the indebtedness is non-recourse, the obligation to repay such indebtedness will generally be limited to the particular resorts pledged to secure such indebtedness. In addition, we may invest in resorts subject to existing loans secured by mortgages or similar liens on the resorts, or may refinance resorts acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to finance investments or for general working capital or other purposes.

Cash Flows

The following table summarizes our net cash provided by or used in operating activities, investing activities and financing activities for the periods indicated and should be read in conjunction with our Consolidated Statements of Cash Flows and accompanying notes thereto included in this prospectus.

	Six months ended June 30,
	2014	2013
	($ in thousands) (unaudited)
Net cash provided by operating activities	$16,888	$11,059
Net cash used in investing activities	(44,471)	(831)
Net cash provided by financing activities	51,840	5,286

	Year Ended December 31,
	2013	2012
	($ in thousands)
Net cash provided by operating activities	$22,035	$17,325
Net cash used in investing activities	(398,157)	(7,049)
Net cash provided by (used in) financing activities	442,944	(18,977)

Net Cash Provided by Operating Activities

Our net cash flow from operating activities is generated primarily from operating income from our resorts. For the six-month period ended June 30, 2014, our net cash provided by operating activities totaled $16.9 million compared to $11.1 million in the six-month period ended June 30, 2013. Cash flow from operations was favorably impacted in 2014 by an increase in cash generated from Real Resorts, which we acquired on August 13, 2013, and unfavorably impacted by $4.2 million of pre-opening expense associated with the Jamaica project, $3.8 million of transaction expenses, $2.9 million of severance expenses and an increase in interest expense of $12.0 million, primarily attributable to an increase in indebtedness outstanding during the year ended December 31, 2013 following our Formation Transactions.

For the year ended December 31, 2013, our net cash flow from operating activities totaled $22.0 million compared to $17.3 million in the year ended December 31, 2012. Cash flow from operations was unfavorably impacted in 2013 by $8.7 million of transaction expense associated with our Formation Transactions, $2.6 million of pre-opening expense associated with the Jamaica project and $12.8 million of management contract termination expenses for our Los Cabos resort. Cash flow was also unfavorably impacted by an increase in interest expense of $7.2 million, primarily attributable to an increase in indebtedness as a result of our Formation Transactions.

Net Cash Used in Investing Activities

Our net cash used in investing activities was $44.5 million and $0.8 million for the six-month periods ended June 30, 2014 and 2013, respectively.

2014 Activity:

•	Sale of airplane acquired in connection with our Formation Transactions for $5.5 million

•	Advanced payments to contractors in connection with the Jamaica project of $15.8 million

•	Capital expenditures of $27.6 million

2013 Activity:

•	Capital expenditures of $0.8 million

Net cash used in investing activities was $398.2 million and $7.0 million for the years ended December 31, 2013 and 2012, respectively.

2013 Activity:

•	Acquisition of Real Resorts for $315.0 million, which excludes other consideration of a position in our Term Loan of $50 million and preferred shares of $50 million

•	Acquisition of the former Ritz Carlton Rose Hall Jamaica in Montego Bay for $65.2 million

•	Advanced payments to contractors in connection with the Jamaica project of $6.3 million

•	Capital expenditures of $11.6 million

2012 Activity:

•	Capital expenditures of $7.0 million

Historical Capital Expenditures

	Six Months Ended June 30,	Year Ended December 31,
Capital Expenditures:	2014	2013	2012
	(Unaudited)
Yucatán Peninsula
Hyatt Zilara Cancún	$1,733	$893	$—
Maintenance	1,129	2,901	3,118

Subtotal Yucatán	2,862	3,794	3,118

Pacific Coast
Dreams Puerto Vallarta	353	234	687
Maintenance	925	2,228	632

Subtotal Pacific	1,278	2,462	1,319

Caribbean Basin
Hyatt Ziva/Zilara Rose Hall	22,087	3,525	—
Maintenance	1,323	1,794	2,347

Subtotal Caribbean	23,410	5,319	2,347
Corporate	19	68	265

Total Capital Expenditures	$27,569	$11,643	$7,049

Net Cash Provided by Financing Activities

Our net cash provided by financing activities was $51.8 million and $5.3 million for the six-month periods ended June 31, 2014 and 2013, respectively. Net cash provided by financing activities in the six-month period ended June 31, 2014 was primarily driven by (1) the issuance of $75 million of our Senior Notes due 2020 from which we received proceeds of $76.8 million, (2) repurchase of ordinary shares for $17.8 million, (3) debt modification costs associated with the re-pricing of our Term Loan of $4.7 million and (4) a principal payment of our Term Loan of $1.9 million.

Our net cash provided by financing activities was $442.9 million and $(19.0) million for the years ended December 31, 2013 and 2012, respectively. Net cash provided by financing activities in 2013 was primarily driven by (1) payment to retire our Syndicated Loan (as defined below) of $470.8 million, (2) principal payments on our Syndicated Loan and Term Loan of $21.2 million and $0.9 million, respectively, (3) the issuance of our $375 million Term Loan and $300 million of our Senior Notes due 2020 from which we received aggregate proceeds of $606.9 million, (4) proceeds received from the issuance of ordinary shares of $99.9 million, and (5) proceeds received from the issuance of preferred shares of $224.7 million. Net cash used in financing activities in 2012 was primarily driven by principal payments under our Syndicated Loan of $26.6 million.

The following table illustrates our outstanding indebtedness as of June 30, 2014 ($ in millions):

	Maturity	Balance	Interest Rate
Revolving Credit Facility	August 2018	—	LIBOR + 375
Term Loan	August 2019	$372.2	LIBOR + 300 (subject to a LIBOR floor of 1.000%)
Senior Notes due 2020	August 2020	$375.0	8.000%

Dividends

We may only pay dividends to our shareholders and other persons entitled to distributable profits, if our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association. In addition, to the extent any of our preferred shares are outstanding, no dividends may be paid on our ordinary shares until any accumulated and unpaid dividends on our preferred shares have been paid in full.

Any amount remaining out of the profit is carried to reserve as our Board determines. After reservation by our Board of any profit, the remaining profit may be declared by the shareholders but only at the proposal of our Board. Our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the shareholders at a general meeting of shareholders. However, payments of dividends are restricted by our Indenture and Senior Secured Credit Facility. See “—Liquidity and Capital Resources—Senior Secured Credit Facility.” No cash dividends were paid during the years ended December 31, 2013 or 2012 or the six-month period ended June 30, 2014. We do not plan on paying cash dividends on our ordinary shares in the foreseeable future.

Our preferred shares accumulate dividends at a rate of 10% per annum (payable in preferred shares), compounded quarterly, on each January 15, April 15, July 15 and October 15. The dividend rate will increase to 12% on any preferred shares outstanding and any unpaid dividends accumulated thereon after August 9, 2015. All dividends shall be paid in the form of additional preferred shares valued at $16.80 per share (giving effect to the two-for-one reverse share split referred to herein). We have agreed with Hyatt and the BD Real Shareholder, the holders of all preferred shares, that upon the completion of this offering, we will use a portion of the net proceeds from this offering to repurchase all their preferred shares in full. As soon as reasonably practicable after the repurchase, and subject to any mandatory waiting periods under applicable law, the preferred shares will be cancelled and no preferred shares will remain outstanding.

Senior Secured Credit Facility

On August 9, 2013, Playa Resorts Holding B.V. entered into a $400.0 million Senior Secured Credit Facility, which consisted of our $375.0 million Term Loan, which matures on August 9, 2019, and our $25.0 million Revolving Credit Facility, which matures on August 9, 2018. The net proceeds from the Term Loan were used in connection with our Formation Transactions, to fund general working capital requirements and for general corporate purposes.

Revolving Credit Facility

The Revolving Credit Facility initially permitted us to borrow up to a maximum aggregate principal amount of $25.0 million, matures on August 9, 2018 and bears interest at variable interest rates that are either LIBOR-based or based on an alternate base rate (“ABR Rate”) derived from the greatest of the federal funds rate, prime rate, eurocurrency and the initial term loan rate with varying spreads for each. The available line of credit was increased on May 27, 2014 to $50.0 million when Playa Resorts Holding B.V. amended the Revolving Credit Facility. The other terms of the Revolving Credit Facility remain unchanged, and we are required to pay a commitment fee of 0.5% per annum on the daily undrawn balance. As of December 31, 2013 and June 30, 2014, there was no outstanding balance on this Revolving Credit Facility and the available line of credit was $25.0 million and $50.0 million, respectively. In October 2014, we borrowed $10.0 million under our Revolving Credit Facility.

Term Loan

Playa Resorts Holding B.V. borrowed the full $375.0 million under the Term Loan on August 9, 2013. We received net proceeds of approximately $366.7 million from the Term Loan after deducting debt issuance discount of $1.8 million and debt issuance costs of $6.5 million. The unamortized debt issuance costs of $6.2 million as of December 31, 2013 were accreted on an effective interest basis over the term of the loan until the re-pricing discussed below on February 26, 2014. Unamortized debt issuance costs of $6.0 million after the re-pricing were carried over to the amended Term Loan.

Before the re-pricing, the Term Loan bore interest at a rate per annum equal to LIBOR plus 375 basis points (where the applicable LIBOR rate had a 1.0% floor) and interest was payable quarterly in cash in arrears on the last day of the interest period, beginning on November 8, 2013. At our option, an alternate base rate derived from the greatest of the federal funds rate, prime rate, eurocurrency and the initial term loan rate with varying spreads for each may be used. Our LIBOR-based rates can be tied to one, three or six month LIBOR periods, at our option, upon completion of each interest period.

On February 26, 2014, we re-priced the Term Loan. The amended Term Loan bears interest at a rate per annum equal to LIBOR plus 300 basis points (where the applicable LIBOR rate has a 1.0% floor), which results in a reduction of 75 basis points from the original Term Loan, and interest continues to be payable in cash in arrears on the last day of the applicable interest period (unless we elect to use the ABR Rate). Additional debt issuance costs of $3.7 million are being accreted on an effective interest basis over the term of the loan. As a result of this transaction, we recognized a modification of debt expense of $0.9 million.

Senior Notes due 2020

On August 9, 2013, we issued $300.0 million of our Senior Notes due 2020. We received net proceeds of approximately $290.1 million from the sale of our Senior Notes due 2020 after deducting debt issuance costs of $9.9 million. The net proceeds were used in connection with our Formation Transactions, to fund general working capital requirements and for general corporate purposes.

On February 14, 2014, we issued an additional $75.0 million of our Senior Notes due 2020. We received net proceeds of $76.8 million after deducting debt issuance costs of $2.3 million. The additional Senior Notes due 2020 were priced at 105.5% of their principal amount. Interest on our Senior Notes due 2020 is payable semi-annually in arrears on February 15 and August 15 of each year. The aggregate principal amount of our Senior Notes due 2020 is $375.0 million, which is due and payable at maturity on August 15, 2020. The net proceeds were substantially used in connection with the expansion, renovation, repositioning and rebranding of our Jamaica resort, and the remaining amounts were used for general corporate purposes, including fees and expenses.

Unamortized debt issuance costs of $9.5 million and $9.0 million as of December 31, 2013 and June 30, 2014, respectively, are being accreted on an effective interest basis over the term of our Senior Notes due 2020.

At any time before August 15, 2016, we may redeem some or all of our Senior Notes due 2020 at 100% of the principal amount, plus accrued and unpaid interest (if any) plus a make-whole premium. The amount of any make-whole premium depends, in part, on the yield of U.S. Treasury securities with a comparable maturity to our Senior Notes due 2020 at the date of redemption. In addition, at any time before August 15, 2016, we may redeem up to 35% of our Senior Notes due 2020 at 108% of the principal amount plus accrued and unpaid interest (if any) with net proceeds we receive from certain equity offerings.

At any time on or after August 15, 2016, we may redeem some or all of our Senior Notes due 2020 at the applicable redemption prices set forth below plus accrued and unpaid interest (if any), if redeemed during the twelve-month period beginning on the years indicated below:

Year	Redemption Rate %
2016	106%
2017	104%
2018	102%
2019 and thereafter	100%

Our Senior Notes due 2020 are our senior unsecured obligations and rank equally with our other senior unsecured indebtedness. Our Senior Notes due 2020 will be effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt, including our Senior Secured Credit Facility.

Syndicated Loan

In connection with our Formation Transactions, we repaid in full the outstanding amount of $487.2 million under a syndicated loan in August 2013 (the “Syndicated Loan”). As a result of this transaction, we recognized a loss on extinguishment of debt of $5.7 million.

Contractual Obligations

The following table represents, as of December 31, 2013, our obligations and commitments to make future payments under contracts and contingent commitments ($ in thousands):

	Less than 1 Year	Due in 1 to 3 years	Due in 3 to 5 years	Due in Over 5 years	Total
Revolving Credit Facility	$—	$—	$—	$—	$—
Term Loan	3,750	7,500	7,500	355,313	374,063
Senior Notes due 2020	—	—	—	300,000	300,000
Interest on Term Loan and Senior Notes due 2020(1)	41,946	83,399	82,628	49,339	257,312
Deferred consideration	4,500	9,000	3,375	—	16,875
Operating lease obligations	1,210	1,636	1,175	—	4,021

Total Contractual Obligations	$51,406	$101,535	$94,678	$704,652	$952,271

(1)	Assumes the variable interest rate on our Term Loan is 4.000% (LIBOR + 300 basis points and LIBOR remains at the 1.00% floor).

The following table represents, as of June 30, 2014, our obligations and commitments to make future payments under contracts and contingent commitments ($ in thousands):

	Less than 1 Year	Due in 1 to 3 years	Due in 3 to 5 years	Due in Over 5 years	Total
Revolving Credit Facility	$—	$—	$—	$—	$—
Term Loan(1)	1,875	7,500	7,500	355,313	372,188
Senior Notes due 2020(2)	—	—	—	375,000	375,000
Interest on Term Loan and Senior Notes due 2020(3)	22,599	89,809	89,160	57,457	259,025
Deferred consideration(4)	2,250	9,000	3,375	—	14,625
Operating lease obligations(5)	455	1,636	1,175	—	3,266
Purchase obligations	17,206	55,767	—	—	72,973

Total Contractual Obligations	$44,385	$163,712	$101,210	$787,770	$1,097,077

(1)	Less than 1 Year, includes the deduction of the first and second quarter repayments of $0.9 million each.
(2)	Includes the additional debt issuance in the first quarter of 2014 of $75.0 million.
(3)	Less than 1 Year, interest on our Term Loan is for the remaining 6 months. Assumes the variable interest rate is 4.000% (LIBOR + 300 basis points and LIBOR remains at the 1.00% floor).
(4)	Less than 1 Year, includes the deduction of the first and second quarter repayments totaling $2.3 million.
(5)	Less than 1 Year, the remaining 6 months.

We have three major capital projects ongoing for which we have budgeted significant future payments. See “Liquidity and Capital Resources” for a tabular presentation of these expected capital expenditures.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements for the year ended December 31, 2013 or the six months ended June 30, 2014.

Qualitative and Quantitative Disclosures about Market Risk

In the normal course of operations, we are exposed to interest rate risk and foreign currency risk which may impact future income and cash flows.

Interest Rate Risk

The risk from market interest rate fluctuations mainly affects long-term debt contracted at a variable interest rate. We may use derivative financial instruments to manage exposure to this risk. We currently do not have any interest rate swaps or similar derivative instruments. As of June 30, 2014, approximately 49.8% of our outstanding indebtedness bore interest at floating rates and approximately 50.2% bore interest at fixed rates. If market rates of interest on our floating rate debt were to increase by 1.0%, or 100 basis points, the increase in interest expense on floating rate debt would decrease future earnings and cash flows by approximately $3.7 million annually. If market rates of interest on our floating rate debt were to decrease, our interest expense on floating rate debt would remain unchanged as our Term Loan contains a LIBOR floor of 1.00%.

Foreign Currency Risk

We are exposed to exchange rate fluctuations because all of our resort investments are based in locations where the local currency is not the U.S. dollar, which is our reporting currency. For the years ended December 31, 2013 and 2012, approximately 25% and 19%, respectively, of our sales were denominated in currencies other than the U.S. dollar. For the six-month periods ended June 30, 2014 and 2013, approximately 18% and 21%, respectively, of our sales were denominated in currencies other than the U.S. dollar.

Approximately 82% of our operating expenses for each of the years ended December 31, 2013 and 2012 were denominated in the local currencies in the countries in which we operate. Approximately 78% of our operating expenses for each of the six-month periods ended June 30, 2014 and 2013 were denominated in the local currencies in the countries in which we operate. As a result, our operating expenses reported on our income statement are affected by movements in exchange rates.

The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated expenses at June 30, 2014, would impact profit before tax by approximately $12.0 million. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk.

Critical Accounting Policies and Estimates

Our combined and consolidated financial statements included herein have been prepared in accordance with U.S. GAAP. All significant accounting policies are disclosed in the notes to our combined and consolidated financial statements. Below are certain critical accounting policies that require us to exercise business judgment or make significant estimates. We believe the following are our critical accounting policies.

We intend to take advantage of the extended transition period provided in the JOBS Act for complying with new or revised accounting standards. If we elect not to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies and therefore take advantage of the extended transition period, then our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

Use of Estimates

Our combined and consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These assumptions require a high degree of judgment that may result in materially different amounts reported in our combined and consolidated financial statements.

Management evaluates our estimates and assumptions periodically. Estimates are based on historical experience and on other factors that are considered to be reasonable under the circumstances. All significant accounting policies are disclosed in the notes to our combined and consolidated financial statements. Significant accounting policies that require management to exercise judgment or make significant estimates include asset useful lives, fair value of financial instruments, business combination purchase price, tax valuation allowance and impairment testing.

Foreign Currency

Our reporting currency is the U.S. dollar. We have determined that the U.S. dollar is the functional currency of all of our international operations. Foreign currency denominated monetary asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates. Non-monetary assets, such as inventories, prepaid expenses, fixed assets and intangible assets are remeasured into U.S. dollars at historical exchange rates. Foreign currency denominated income and expense items are remeasured into U.S. dollars at the weighted-average exchange rates in effect during the relevant period, except for expenses related to non-monetary assets, which are remeasured at historical exchange rates.

Business Combinations

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The acquisition date is the date on which we obtain operating control over the acquired business.

The consideration transferred is determined on the acquisition date and is the sum of the fair values of the assets transferred by us and the liabilities incurred by us, including the fair value of any asset or liability resulting from a deferred consideration arrangement. Acquisition-related costs, such as professional fees, are excluded from the consideration transferred and are expensed as incurred.

Any deferred consideration is measured at its fair value on the acquisition date, recorded as a liability and accreted over its payment term in our combined and consolidated statements of operations and comprehensive (loss) income.

Goodwill is measured as the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is less than the fair value of the net assets acquired and liabilities assumed, the difference is recorded as a bargain purchase gain in profit or loss.

Revenue Recognition

Revenue is recognized on an accrual basis when the rooms are occupied and services have been rendered.

Revenues derived from all-inclusive packages purchased by our guests are included in the package revenue line item of our combined and consolidated financial statements. Revenue associated with upgrades, premium services and amenities that are not included in the all-inclusive package, such as premium rooms, dining experiences, wines and spirits and spa packages are included in the non-package revenue line item of our combined and consolidated financial statements.

Advance deposits received from guests are deferred and included in current liabilities (classified within “trade and other payables”) until the rooms are occupied and the services have been rendered.

Food and beverage revenue not included in a guest’s all-inclusive package is recognized when the goods are consumed.

Revenue is measured at the fair value of the consideration received or receivable, stated net of estimated discounts, rebates and VATs.

Goodwill

Goodwill arises in connection with business combinations and asset acquisitions. As required, goodwill is reviewed for impairment annually during the third quarter of each year or more frequently if events or changes in circumstances indicate a potential impairment. Currently the goodwill impairment analysis is performed as of July 1st of each year.

When testing goodwill for impairment, Accounting Standards Codification Topic 350 permits management to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis to determine whether the two-step impairment test is necessary. Management also has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

Preferred Shares

We issued preferred shares that can be converted to ordinary shares at the option of the holder or redeemed by such holder or us under certain conditions. Preferred shares are reported as a temporary equity instrument. We will repurchase all of the outstanding preferred shares with a portion of the net proceeds from this offering.

Derivative Financial Instruments

We may periodically enter into interest rate swap agreements, based on market conditions, to manage interest rate exposure. The net settlements paid or received under these agreements will be accrued consistent with the terms of the agreements and will be recognized in interest expense over the term of the related debt.

Derivatives, including embedded derivatives, are initially recognized at fair value at the date the derivatives are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Derivatives may utilize hedge accounting treatment as long as the hedged forecasted transactions remain probable and the hedges continue to meet the requirements of derivatives and hedging accounting guidance. Hedge accounting is discontinued for fair value hedges if a derivative instrument is sold, terminated or otherwise de-designated.

We do not enter into derivative transactions for trading or speculative purposes, and we monitor the financial stability and credit standing of our counterparties in these transactions.

Debt

Debt is carried at amortized cost. Any difference between the proceeds (net of issuance costs) and the redemption value is recognized as an adjustment to interest expense over the term of the debt using the effective interest rate method.

Debt issuance costs associated with debt are recorded in our combined and consolidated balance sheets as an asset and amortized over the term of the debt utilizing the effective interest rate method. Capitalized interest directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use, is recognized as part of the cost of the assets until the time the assets are substantially ready for their intended use.

Contingencies

We are subject to various legal proceedings, regulatory proceedings and claims, the outcomes of which are subject to uncertainty. We record an estimated loss from a loss contingency, with a corresponding charge to income, if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

Dividends

We have never declared or paid any cash dividends on our ordinary or preferred shares. In addition, we must comply with the covenants in our Senior Secured Credit Facility and the covenants governing the Senior Notes due 2020 if we want to pay cash dividends. We currently intend to retain any earnings for future operations and expansion. Any future determination to pay dividends on our ordinary shares will, after having made the required distributions on our preferred shares (as described below), be at the discretion of our general meeting of shareholders, subject to a proposal from our Board, and will depend on our actual and projected financial condition, liquidity and results of operations, capital requirements, prohibitions and other restrictions contained in current or future financing instruments and such other factors as our Board deems relevant. In addition, to the extent any of our preferred shares are outstanding, no dividends may be paid on our ordinary shares until any accumulated and unpaid dividends on our preferred shares have been paid in full. Dividends on the preferred shares are cumulative at a rate of 10% per annum compounded quarterly until August 9, 2015 and 12% per annum compounded quarterly after that date. Dividends accumulate in four quarterly installments on January 15, April 15, July 15 and October 15 of each year. All dividends are paid in the form of additional preferred shares.

Property, Plant and Equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation. The costs of improvements that extend the life of property, plant and equipment, such as structural improvements, equipment and fixtures, are capitalized. Start-up costs, ongoing repairs and maintenance are expensed as incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values (if any) over their estimated useful lives, as follows:

Buildings and improvements	10 to 50 years
Fixtures and machinery	3 to 12 years
Furniture and other fixed assets	3 to 13 years

The assets’ estimated useful lives and residual values are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Income Taxes

We account for income taxes using the asset and liability method, under which we recognize deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as well as for tax loss carry forwards. For purposes of these combined and consolidated financial statements, our income tax provision was calculated on a separate return basis as though we had filed our own tax returns in the applicable jurisdictions in which we operate.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. We provide a valuation allowance against deferred tax assets if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carryback and carry forward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies.

We have made no provision for foreign or domestic income taxes on the cumulative unremitted earnings of our subsidiaries. We believe that the earnings of our foreign subsidiaries can be repatriated without incurring additional income taxes, as a result of the applicable local statutory tax laws.

We have only recorded financial statement benefits for tax positions which we believe are more likely than not to be sustained upon settlement with a taxing authority. We have established income tax reserves in accordance with this guidance where necessary, such that a benefit is recognized only for those positions which satisfy the more likely than not threshold. Judgment is required in assessing the future tax consequences of events that have been recognized in our combined and consolidated financial statements or tax returns, including the application of the more likely than not criteria. We recognize interest and penalties associated with our unrecognized tax benefits as a component of income tax benefit (provision).

Internal Control over Financial Reporting

In connection with our preparation for this offering, we have discovered, and our independent registered public accounting firm have confirmed, material weaknesses and a significant deficiency in our internal control over financial reporting as of December 31, 2013. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting.

We have the following material weaknesses in our internal control over financial reporting as of December 31, 2013.

•	We did not maintain sufficient monitoring processes to ensure that internal controls, and those of our service organizations, such as AMResorts, were designed and implemented appropriately and operated effectively.

•	Our manual consolidation process, which includes processes associated with the conversion of our financial statements from IFRS to U.S. GAAP, lacked the appropriate level of internal controls to detect material misstatements in a timely manner and did not have appropriate controls to ensure that financial data recorded was complete and accurate. Additionally, we did not maintain appropriate controls over spreadsheets to ensure the integrity of our financial data was maintained at all times.

•	We did not maintain effective policies and procedures over our information technology controls, including system access, change management, segregation of duties, backups and disaster recovery plans, which were insufficient to address certain information technology risks and, as a result, could expose our systems and data to unauthorized use, alteration or destruction.

•	We had a material weakness in the operating effectiveness of our internal controls relating to (i) our review of the combined consolidated financial statements, underlying accounting analyses and journal entries, and (ii) our lack of sufficient completeness, accuracy, and cut off of certain transactions to detect material misstatements due to the lack of formalized accounting policies and procedures, segregation of duties, and sufficient resources with the requisite level of experience and technical expertise for the timely preparation and review of financial information required for accurate financial reporting in accordance with U.S. GAAP. We faced significant increases in the complexity of our financial reporting for the year ended December 31, 2013 as a result of our change in the basis of our accounting presentation from International Financial Reporting Standards to U.S. GAAP, a change in the reporting entity, the presentation of carve-out financial information, and accounting and financial reporting issues relating to our Formation Transactions.

•	We did not maintain effective policies and procedures, monitoring of compliance, and adequate employee training related to the FCPA and other anti-corruption laws.

We also concluded that a significant deficiency in our internal control over financial reporting existed as of December 31, 2013. The significant deficiency we identified is that we lacked sufficient formal and current contractual agreements with third parties at some of our resorts.

Since the discovery of these material weaknesses and this significant deficiency as of December 31, 2013, we have taken steps to fully understand the material weaknesses and significant deficiency and to begin to remediate them. We are in the process of designing and implementing improved processes and controls, such as accounting system tools to limit the use of manual processes and new policies and procedures relating to our monitoring of service providers, our manual process and our information technology controls. We also hired a Director of Financial Reporting, who has the background and technical expertise to be able to review and challenge third party specialists, and hired additional accounting support personnel to enable us to improve the speed and accuracy of our financial reporting. In addition, we have expanded our anti-bribery policies, monitoring, and training policies and actively engaged with our third party management company on expanding their anti-bribery policies and training. Although we have taken steps to improve our internal controls since our Formation Transactions and have developed plans to implement further changes to improve our controls in response to the discovery of these material weaknesses and this significant deficiency, there can be no assurance that we will be successful in making these improvements in a timely manner or at all or in remediating our current material weaknesses and a significant deficiency, and we may not prevent future material weaknesses or significant deficiencies from occurring. See “Risk Factors—We have discovered, and our independent registered public accounting firm has confirmed, material weaknesses and a significant deficiency in our internal control over financial reporting as of December 31, 2013. Accordingly, our internal control over financial reporting and our monitoring controls and processes are not effective, and we may not be able to accurately report our financial results, prevent fraud or file our periodic reports pursuant to the Exchange Act in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our ordinary shares” for additional information regarding risks related to this matter.

Recent Accounting Pronouncements

Adopted Accounting Standards

In December 2011, the Financial Accounting Standards Board (“FASB”) released Accounting Standards Update (“ASU”) No. 2011-10 (“ASU 2011-10”), Property, Plant and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification (a consensus of the FASB Emerging Issues Task Force). ASU 2011-10 clarifies when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance for Real Estate Sales (Subtopic 360-20). The provisions of ASU 2011-10 are effective for public companies for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The adoption of ASU 2011-10 did not materially impact our combined and consolidated financial statements.

In July 2012, the FASB released ASU No. 2012-02 (“ASU 2012-02”), Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance in ASU 2012-02, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The provisions of ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, but early adoption was permitted. The adoption of ASU 2012-02 did not materially impact our combined and consolidated financial statements.

In February 2013, the FASB released ASU No. 2013-02 (“ASU 2013-02”), Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (loss) by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The provisions of ASU 2013-02 are effective for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 resulted in additional disclosure within our equity combined and consolidated statements of shareholders’ equity.

In March 2013, the FASB released ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This topic clarifies that when a reporting entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The amendments in this ASU are effective prospectively for reporting periods beginning after December 15, 2013, and we adopted this ASU on January 1, 2014. The adoption of ASU 2013-05 did not have a material impact on our combined and consolidated financial statements.

In July 2013, the FASB released ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The provisions of ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 has not materially impacted our combined and consolidated financial statements.

INDUSTRY OVERVIEW AND ALL-INCLUSIVE MARKET OVERVIEW

All information in this Industry Overview and All-Inclusive Market Overview section is derived from a market study prepared for us in connection with this offering by JLL. See “Experts.” You should read the following discussion together with the information under the caption “Risk Factors.”

Industry Overview

Global macroeconomic and demographic trends bode well for the hospitality industry, particularly the leisure segment. Aging “Baby Boomers” (i.e., the population born from 1946 to 1964) and the growing number of “Millennials” (i.e., the population born from the early 1980s to 2000) in developed economies, together with the rapidly growing middle class in emerging market economies, are expected to continue to drive the robust growth of global leisure travel. Over the next 10 to 15 years, tourist destinations and resorts that cater to leisure travelers from the developed countries’ economies will fare best.

Within the travel and tourism industry, the all-inclusive lodging model (the “all-inclusive model”) has consistently demonstrated outsized growth over the past several decades and is positioned to gain momentum in the future, as JLL believes that the model has reached an inflection point that will likely expose its benefits to a broader base of potential guests.

All-inclusive resorts provide room accommodations, food and beverage services and entertainment activities for a fixed package rate as opposed to the European Plan lodging model, which is the traditional lodging model and only includes the room and, perhaps, limited food service in the quoted price. The amenities at all-inclusive resorts include a variety of à la carte restaurants, bars, activities, shows and entertainment throughout the day. All-inclusive resorts charge rates on a per guest basis, rather than on a per room basis as is typical of the European Plan model.

In addition to “package” revenue, all-inclusive resorts generate additional “non-package” revenue from spa services, dining upgrades (e.g., premium wines and specialty dinners) and other ancillary services, including excursions, flowers, gift shop and room upgrades. Since the package rate includes lodging, food and beverage and entertainment services, guests are not required to spend additional money on a daily basis. This creates the perception they are spending less, which increases their propensity to spend on “non-package” services. Therefore, additional guest spending at the resort in the all-inclusive model is often higher than in the European Plan model. In addition, the pre-sold nature of the all-inclusive model allows the management and employees to be focused on quality of service rather than guest spending, which tends to increase overall guest satisfaction.

Market research indicates that the success and growth of the all-inclusive model derives largely from a set of attributes that deliver clear benefits to the segment’s most important stakeholders, specifically guests, suppliers/operators and travel intermediaries. These benefits include:

•	a relatively short ramp-up period to reach stabilized operations;

•	significant premiums in terms of stabilized occupancy and operating margins;

•	enhanced guest loyalty, employee training and retention, and consistently high guest satisfaction scores; and

•	less seasonality in operations throughout the year and generally greater operating resilience across economic cycles.

Global Travel Trends

According to the UNWTO, global travel and tourism spending totaled $4.5 trillion in 2013. This figure consists of both domestic spending within a country and foreign inbound spending. The UNWTO further estimates that between 1990 and 2013, global travel and tourism spending grew by a compound annual growth rate of 5.4%. However, growth in global travel and tourism spending is projected to accelerate to a 6.9% compound annual growth rate over the next decade according to the WTTC, outpacing the 5.6% compound annual growth rate projected for the global economy according to Oxford Economics.

According to UNWTO figures, leisure travel and tourism spending in 2013 accounted for 75.6% of total global travel and tourism spending at $3.4 trillion. While leisure travel growth has lagged business travel growth from 1990 to 2010, the WTTC anticipates that leisure travel spending will grow more quickly than business travel spending over the next ten years, thus benefitting those destinations with more resort- and/or leisure-oriented lodging options.

Over the next decade, the compound annual growth rate for the leisure segment is projected at 7.0%, compared to a 6.5% compound annual growth rate for the business travel segment. Propelling the leisure segment’s growth is the expected increase in the number of travelers and spending among existing travelers from rapidly growing ranks of affluent Baby Boomers and the rising emerging market middle class, which increasingly has access to the global travel and tourism market due to the increase in low-cost airfares, greater disposable income and easier access to credit.

Baby Boomers and Millennials Anticipated To Drive Near-Term Growth in Leisure Travel

Aging Baby Boomers will look to travel as they enter their retirement. In the world’s mature economies, primarily the United States and Western Europe, the aging Baby Boomer segment of the population is entering its retirement age, and an increasing number of them will look to travel internationally, with a focus on leisure destinations. Baby Boomers currently account for roughly one-quarter of the population in the United States, and their household income is among the highest in the United States. Baby Boomers are reaching retirement age (age 65) at the rate of about ten thousand per day according to Pew Research Center. Moreover, these Baby Boomers constitute one of the most affluent U.S. demographic groups, as their relatively high personal net worth combined with their retirement earnings provides a reliable income stream to support their future spending. A similar, but even more pronounced, phenomenon is occurring in the developed economies of Western Europe, as millions of post-World War II senior citizens, who have a relatively high amount of disposable income due to various annuities, approach retirement.

The Millennial generation is another significant demographic that will positively impact leisure travel. Barrons estimates that Millenials account for approximately 27% of the U.S. population, with the year 1990 recorded by the U.S. Census Bureau as one of the highest years of births in the United States (estimated 4.2 million births) since 1961 (estimated 4.3 million births). With the oldest Millennials beginning to turn 33, members of this particular generation are entering what is considered their “peak spending ages,” thus becoming a core customer for leisure travel over the next decade.

Millenials grew up during relatively prosperous economic years and tend to be accustomed to taking leisure trips. According to The Boston Consulting Group, Millennials account for an annual $1.3 trillion of guest spending, constituting approximately 21% of the total. Although Millennials tend to be cost conscious, collectively, they are outspending other generational groups according to EY-Global-hospitality-insights-2014. Given their cost-conscious mentality, Millenials are traditionally less brand loyal and accustomed to bundling of services and products with a strong desire for convenience. As such, they are naturally attracted to the all-inclusive segment. Additionally, Millennials tend to have some influence over the spending habits of their (primarily) Baby Boomer parents.

Growing Emerging Market Middle Class Increases Potential Leisure Guests

As the emerging market middle class grows, households in these markets will begin to take more vacations and spend more money on travel and tourism. For the emerging market countries evaluated, the proportion of households in the middle class is projected to increase from less than 5% in the mid-2000s to nearly 20% by 2023 according to Oxford Economics. In these markets, this is an increase in middle-class households from 22.0 million in 2006 to 195.5 million in 2023 according to Oxford Economics. As members of the emerging market middle class begin to travel domestically and internationally in higher numbers, the all-inclusive model is expected to offer an attractive way to experience other countries. Hoteliers in Mexico and the Caribbean are already seeing an increase in demand from the emerging market middle class, especially from emerging market economies such as Brazil and Mexico.

The All-Inclusive Resort Model

An evaluation of the all-inclusive model suggests that the segment is poised to capture an increasing share of the expected rise in leisure travel. The all-inclusive model has proven successful with the experienced traveler, as well as for those vacationing for the first time. Moreover, in addition to individual leisure travelers, the model is gaining traction among the MICE segment, appealing especially to higher value-added and more leisure oriented MICE segments, such as incentive meetings, product launches and the growing trend of destination weddings. Lastly, by capturing a greater share of the guest’s total vacation spending than European Plan hotels, all-inclusive resorts are often able to take advantage of more predictable operations and greater economies of scale to offer a compelling value proposition for their guests.

All-Inclusive Destination Attributes

Destinations that are conducive to the all-inclusive model have a number of attributes, including:

Year-Round Warm Weather and Attractive Beaches

Year-round warm weather and attractive beaches are among the key attributes for any leisure-focused property, but even more so for all-inclusive properties, which strive to maintain high occupancies during the entire year.

Sufficient Airlift Originating from Key Source Markets

Airlift is crucial to the success of an all-inclusive destination. One of the strengths of Punta Cana in the Dominican Republic is its ability to provide strong air accessibility to both U.S. cities and several European hubs. Airports must be able to accommodate both commercial and charter planes arranged by tour operators.

Adequate Infrastructure

Infrastructure ranks high as well. Although there are all-inclusive resorts in areas with poor infrastructure, the most successful destinations have strong public infrastructure that facilitates moving guests and procuring supplies as well as reliable utilities.

Low-Cost Labor

Availability of low-cost labor allows all-inclusive resorts to offer value to their guests. In addition to the importance of securing favorable pricing from suppliers, the most successful and popular all-inclusive destinations typically have low-cost labor. In comparison, Bermuda, which has more expensive labor and more restrictive labor laws than Mexico, for instance, has a far lower prevalence of all-inclusive resorts.

Limited Food and Beverage Options in the Immediate Area

Lack of dining options in the local area also support the all-inclusive model. Notwithstanding notable exceptions such as Cancún, many destinations lend themselves to the all-inclusive model because there are few, if any, other options for local dining and entertainment, as is the case in Punta Cana, for example. Because an all-inclusive resort typically offers much of what guests want, including multiple food and beverage outlets, spa facilities and entertainment, the lack of off-site alternatives in the local area is immaterial.

While the difference between the all-inclusive and European Plan models may at first glance appear to be just the inclusion or not of food and beverage in the quoted price, the two models actually vary notably in a variety of ways, as summarized in the following table. Many of the differences between the two models are readily discerned by guests and span pricing, product, distribution channels, loyalty programs and market type.

Concept	All-Inclusive	European Plan
Pricing	Quoted rate typically includes: • Lodging • Substantially all food and beverage • Some recreational activities • Taxes • Gratuities “Total cost” is known	Quoted rate typically only includes: • Lodging — xxxxxxx xxxx xxxxxxxxxxxxxxx — xxxxxx xxxxxxx xxxx xxxxxxx xxxx — — “Total cost” is unknown
Product	• Larger facilities • Multiple food and beverage outlets, activities and entertainment facilities • Increasingly golf, spa and more	• More limited footprint • Fewer food and beverage outlets

Concept	All-Inclusive	European Plan
Primary Distribution Channels	• Wholesalers • Tour operators • Travel agents • Online travel agents • Brand affiliated websites	• Brand affiliated websites • Travel agents • Online travel agents
Value Drivers	• Drive occupancy • Cost control focus • Yield management • Forecast accuracy • Supply chain relationships and control • Longer booking window	• Drive average daily rate • Revenue focus
Guest Loyalty	Club memberships (guest pays for future discounts)	Frequent guest programs (lodging companies compensate hotel owners)
Market Type	Predominantly resort-oriented locations	Urban or resort locations

Vacation Clubs

An interesting trend within the all-inclusive model that has emerged in recent years is the increasingly popular vacation club. In many respects, this is evidence of greater guest satisfaction, or even a form of guest loyalty program. The vacation club concept borrows from the timeshare model where, in exchange for an upfront fee (which can range from $4,000 to as much as $150,000), the resort property sells the right to use approximately a week’s worth of hotel stays annually to guests for an extended period of time, anywhere from 15 to 30 years. However, rather than enjoying free stays in the near future, in the vacation club model, the membership that is being purchased entitles the hotel guest and his or her family to a discounted hotel rate, which is similar to the rate obtained by wholesalers. As opposed to a timeshare, these club memberships do not call for an annual maintenance quota. This benefits the guest as he or she secures a lower cost vacation at the resort or family of resorts in the future. These resort guests are already familiar with the level of service and know the quality and diversity of amenities they will be able to enjoy. From the operator’s standpoint, in addition to securing an upfront cash payment, the resort gains a loyal guest over the long term, who will be a returning guest, as there is already a vested guest interest. As the base of club members grows, this segment can become a distinct distribution channel that creates greater customer loyalty and repeat business than a wholesaler or an online travel agent.

Attributes of the All-Inclusive Sector Benefit Both Guests and Suppliers

There are several attributes of all-inclusive resorts that provide a “win-win” for the guest and the supplier. For instance, the sector’s typically longer-term booking window is a benefit for guests, as it allows for more time to budget and pay for their vacations, and for the all-inclusive resort operator, as it allows for more accurate forecasting of occupancy and guest mix that in turn enables more efficient operations.

More broadly speaking, the all-inclusive model features numerous strategies proven to be successful in other industries, such as packaging, bundling, targeted market segmentation and economies of scale. The bundling of services, which increases sales and share of a guest’s total vacation spending, while giving the guest a greater value perception, is common in other industries such as telecommunications, insurance and financial services. Furthermore, a benefit of bundling is opacity in pricing in that the various components, such as hotel room, food and beverage services and entertainment, are not individually distinguishable. As a result, there is less ability for guests to compare the price of the all-inclusive model with other travel options.

A newly built or converted all-inclusive resort will typically enjoy a faster ramp-up period than its European Plan counterpart, often reaching a stabilized occupancy in less than two years. The distribution channels for all-inclusive resorts—whether tour operators, travel agents, club members or online travel agencies—look for new products and destinations to offer their customers. Likewise, often times more incentivized, they can more easily market a particular new resort to their customer base. This is particularly true when the new property is part of an established all-inclusive operator. This advantage relates to the main difference in distribution channels between the all-inclusive model and the European Plan. Simply stated, all-inclusive resorts partner with intermediaries such as tour operators and travel agents to market complete vacation packages directly to guests.

One phenomenon seen in the all-inclusive model is the wealth effect. Because guests typically purchase a bundle of services at a fixed price, and many times will pay in advance of their vacation, they frequently feel freer to purchase additional products and services once they arrive at the resort. As a result, they purchase a number of goods and services at an additional cost. These additional non-package items (e.g., premium dining and entertainment options) are frequently sold at higher profit margins.

The value proposition and cost certainty of the all-inclusive model frequently makes it more resilient during economic downturns. Guests will typically book their vacations weeks, if not months, ahead of their actual travel date, so they can plan accordingly. Moreover, all-inclusive operators have more latitude to reduce pricing, stimulate demand and still achieve greater operating profit than do European Plan resorts. Lastly, all-inclusive operators tend to have strong relationships with tour operators, which makes them more resilient during downturns.

Attribute	Guest Benefit	Supplier/Operator Benefit
All-inclusive price	• Value for money—less expensive than purchasing items à la carte • Total cost certainty • Convenient one-stop shopping • Mitigate exchange rate risk • Less cash needed on trip	• Greater share of total vacation spending • Increased economies of scale
Long booking window	• Ability to budget vacation • Installment payments	• Accurate and reliable planning • Customized operations
Varied product types—more upscale offerings	• Wide selection of products depending on travel characteristics (families, couples, weddings, groups, multigenerational)	• Greater segmentation of the market • Reduced seasonal variation • Ability to upsell • Longer trial periods for new products

Attribute	Guest Benefit	Supplier/Operator Benefit
Contained, controlled, and yet expansive property	• Variety of quality entertainment, amenities and food and beverage options on-site • Enhanced security • Privacy and exclusivity	• More varied packaging (include certain activities) • Lower operating risk
Higher stabilized occupancy levels	• Sustained level of activities offered • Better resort environment	• Economies of scale • Effective yield management • Employee training and retention • Consistency of cash flow
Advance payment	• Convenience of “no wallet” • Ease of payment (pay one source; priced up front; frequently can pay in installments) • Positive “moment of truth” at check out	• Less cash handling at resort • Wealth effect leads to more upsell • Greater guest loyalty
Control of supply chain	• Consistent quality	• Quality control • Attractive pricing • Supplier reliability • Human resources and training

All-Inclusive Market Overview

Selected Destinations

The Caribbean and Mexico, which possess many of the attributes of successful all-inclusive destinations, have emerged as prime markets for the all-inclusive model. The Caribbean and Mexico are generally considered the birthplace and epicenter of the contemporary, pure play all-inclusive segment. An aggregate profile of six selected destinations in this region illustrates the growth in the all-inclusive segment, through new development and conversion of existing European Plan hotels over the past two decades. The table below summarizes these six selected destinations:

Six Key All-Inclusive Markets
Market	Number of Hotel Rooms	Hotel Occupancy(1)		Percent Rooms All- Inclusive(2)	International Arrivals
Cancún/Riviera Maya	65,100	75.2%		90%	6,306,947
Los Cabos	13,200	65.9%		81%	1,076,218
Puerto Vallarta	18,400	57.6%		79%	394,616
Punta Cana	31,700	79.4%		98%	2,584,871
La Romana	6,800	77.4%		91%	800,218
Montego Bay	8,600	63.7	%¹	100%	625,577

Notes:	Source: JLL, Market participants(3)

(1)	Hotel Occupancy for 2013, except Montego Bay, which refers to 2012 data.

(2)	The percentage of all-inclusive rooms is based on institutional quality hotels with over 100 rooms.
(3)	Market participants include: Jamaica Tourist Board and Tourism Information Publishing Site, Mexico Secretaría de Turismo, and Smith Travel Research, among others.

Cancún/Riviera Maya, Mexico

Cancún emerged as a resort destination in the early 1970s when Fonatur, the Mexican Government’s Tourism Development arm, selected this fishing village as the center of its first master planned resort project. Initially, most hotels that ventured into Cancún followed the European Plan model. Nearly all major international brands—Marriott, Starwood, InterContinental Hotels Group and Hilton, among others—were represented. As land became increasingly scarce, many developers were forced to look south towards the Riviera Maya, an 80-mile stretch of coastline that extends to Tulum, home to a cluster of ocean-side Mayan ruins. However, except for the coastal highway offering a direct connection to the airport, this area had little infrastructure to speak of, a perfect setting for all-inclusive resorts. As a result, many of the same Spanish operators that had opened in Punta Cana replicated their all-inclusive model here. Their success was such that Cancún’s hotels, still operating under a European Plan model, began losing market share. A wave of conversions began, forcing many Cancún properties to adopt the all-inclusive model. The culmination of this trend was perhaps the sale of the 426-room Cancún Hilton to IBEROSTAR in 2011. Reportedly, IBEROSTAR renovated the property’s public area, added several food and beverage outlets, and, in one year, improved occupancy by close to 20%. As of the end of 2013, the combined room inventory of Riviera Maya and Cancún was 90% all-inclusive, making Cancún the most popular all-inclusive resort destination in Mexico.

Los Cabos, Mexico

Los Cabos is located in the southernmost portion of the Baja Peninsula. More specifically, it is bordered by San Jose Los Cabos to the north and Cabo San Lucas 20 miles south, at the very tip of the peninsula. Historically, Cabo San Lucas was known more as an offshore fishing destination, while San Jose Los Cabos provided a more laid back environment. These attributes, in combination with temperate weather from October through June and a modern airport that provides direct access to the west coast of the United States contributed to making Los Cabos Mexico’s highest rated market in terms of RevPAR. During the late 1980s and early 1990s, the destination attracted a number of luxury hotels as well as high end residential developments. As one would expect, the majority of its hotel stock was European Plan. Nevertheless, the destination began attracting all-inclusive resorts. While many of its luxury properties remain European Plan, an estimated 81% of the destination’s room stock was all-inclusive as of the end of 2013.

Puerto Vallarta, Mexico

Puerto Vallarta is Mexico’s third largest resort destination and sits on the southern half of Bahia de Banderas, a 100 kilometer bay. During the 1950s, it emerged as a tourist destination attracting a number of North American and Mexican artists. In 1962, the opening of an airport with direct service to Los Angeles, combined a year later with the production of the Night of the Iguana film by John Huston and starring Elizabeth Taylor, helped Puerto Vallarta become an international destination. Since then, tourism has grown exponentially, primarily to the north, in the adjoining state of Nayarit along the bay. As in most destinations in Mexico, Puerto Vallarta has seen a migration from the European Plan to the all-inclusive model. Of its 18,400 rooms, an estimated 79% were all-inclusive as of the end of 2013, including 1,000 rooms developed by RIU Hotels & Resorts (2 hotels) and 830 rooms developed by AMResorts (3 hotels). The few new resorts that have been built over the past two years have been all-inclusive.

Punta Cana, Dominican Republic

Punta Cana, at the eastern tip of the Dominican Republic, emerged as a resort destination when a European Plan hotel was built there in the 1970s. A wave of all-inclusive hotel development, led primarily by Spanish operators, began when Punta Cana International Airport was inaugurated in 1984. The all-inclusive model was perfect for this destination—while it boasted a modern airport that was able to accommodate long haul aircraft from Europe, entertainment and food and beverage offerings outside these resorts were almost non-existent. Low-cost labor was plentiful and, lastly, there were long stretches of Caribbean beaches nearby which provided an alternative to the winter in Europe and the United States. Spanish operators saw this destination as a true alternative for their European guests seeking a value vacation during the winter. Punta Cana is now attracting a significant number of tourists from Latin America, whose winter coincides with Punta Cana’s summer, leading to substantial year-round occupancy levels. As of the end of 2013, Punta Cana boasted over 31,700 hotel rooms, 98% of which operated under the all-inclusive model.

La Romana, Dominican Republic

In some respects, La Romana can be considered a sub-market to Punta Cana (50 miles west), particularly now that a new highway connects the resorts. The popularity of La Romana is due in large part to the development of Casa de Campo, a high-end residential development that began in the 1960s as a housing complex for executives of Gulf & Western, which owned a sugar mill nearby. When the owners of Casa de Campo successfully financed the construction of an international airport, the entire area became more easily accessible attracting a number of hotel developers. Again, the all-inclusive model was the natural fit—limited food and beverage offerings, a modern airport and miles of beautiful beaches. As of the end of 2013, 91% of the resorts in this market were all-inclusive.

Montego Bay, Jamaica

As the anchor of Jamaica’s Northern Coast resorts, Montego Bay has long been considered the emblematic destination of the Caribbean. Montego Bay has all the attributes of a successful all-inclusive destination, including beautiful beaches, an ample supply of low-cost labor and solid air accessibility. In addition, all-inclusive resorts provide an extra layer of safety to guests who may not want to venture outside the hotel. Jamaican-based operators like Sandals and Super Clubs were the first to target the U.S. guest. These companies expanded almost entirely in English-speaking Caribbean islands. However, in 2010, AMResorts, which is considered the first operator to introduce North American guests to Mexico and the Dominican Republic, opened 700 rooms (2 resorts) in Montego Bay. Virtually all hotels in Montego Bay offer all-inclusive packages.

All-Inclusive Resorts Have Superior Operating Characteristics

The benefits to both guests and operators translate into a number of key operating advantages that are inherent in the all-inclusive model. One of the key strengths of the all-inclusive model from an investment standpoint is that the model tends to exhibit higher overall occupancy levels and higher gross operating margins than European Plan resorts. Drivers of all-inclusive resorts’ higher occupancy and profits include:

•	longer average lengths of stay;

•	longer advance booking window;

•	greater control of distribution through vertical integration and/or relationships with travel intermediaries;

•	flexibility in pricing while maintaining profitably;

•	opacity of pricing;

•	greater and more predictable share of total vacation spending; and

•	ability to more accurately plan and manage operations.

Key Factors Contributing to All-Inclusive Resort Model Success

Seasonality

One factor that impacts the success of the all-inclusive resort model is the seasonal variances exhibited by market type. Markets with a fairly stable climate, such as Cancún, Mexico and Punta Cana, Dominican Republic, tend to have higher stabilized occupancy levels and gross operating margins, given that the resorts have a greater and steadier occupancy rates and thus revenue streams, which help absorb the fixed costs on a more consistent basis resulting in higher profitability. On the other hand, in markets with greater seasonal variations, such as the Mediterranean, Los Cabos, Mexico and Guanacaste, Costa Rica, all-inclusive resorts generally experience overall annual occupancy levels that can be 10% to 15% below those of all-inclusive resorts in markets that experience less seasonality. Similarly, all-inclusive resorts in seasonal markets tend to garner annualized gross operating margins that are approximately 5% below those of year-round markets.

Length of Stay

Also potentially impacting all-inclusive resorts’ occupancy levels is the average length of stay. Markets such as Los Cabos, Mexico, Cancún, Mexico and Aruba tend to have a shorter lengths of stay than resorts in Punta Cana, Dominican Republic, for instance. The shorter average length of stay patterns are in part defined by the markets’ frequency of airlift and holiday taking patterns of the guest base in the main source markets. While it is not uncommon for an affluent couple from Los Angeles to fly to Los Cabos, Mexico for a three-day weekend, a middle-class family from Germany is more likely to travel to an all-inclusive resort in the Mediterranean for one or two full weeks, as this constitutes the family’s main annual vacation.

Source of Demand

Another factor impacting the occupancy levels and gross operating margins of all-inclusive resorts is the demand composition measured in terms of domestic versus international guests. Having a higher proportion of international guests generally results in higher average daily rates and higher spending overall. For instance, all-inclusive resorts in Brazil, which accommodate largely domestic demand, tend to exhibit lower occupancy levels than all-inclusive resorts in the Dominican Republic, where an estimated 90% of demand originates from outside of the country.

In summary, the all-inclusive model tends to result in higher occupancies and thus higher gross operating margins, as compared to properties operated under the European Plan model, due to more efficient operations, higher forecast accuracy and greater consistency of cash flow.

Supply

With approximately 65,100 rooms, Cancún’s lodging market, measured in terms of rooms and including all types of hotels, is 5% larger than that of Phoenix, Arizona. Punta Cana’s room inventory, meanwhile, falls between that of New Orleans and Oahu Island in size. Comparatively speaking, Puerto Vallarta and Los Cabos combined are about the same size as Punta Cana.

Key Industry Participants

The following table provides a profile of the major participants in the all-inclusive sector.

Major All-Inclusive Industry Players/Participants
			Global Portfolio/Holdings(1)			Branding		Caribbean/Latin America Region
Company name	Headquarters	Year founded	# of properties	Total room count	Global presence	# of brands	Overall positioning	Total All-Inclusive room count(2)	Presence in key markets(3)
									(rooms)	%(4)
AMResorts	Philadelphia, PA—USA	2001	32	12,300	5 countries	6	Regional; All-Inclusive	12,300	10,400	85%
Barceló Group	Palma de Mallorca, Spain	1931	140	37,400	17 countries	3	Global	15,400	8,100	53%
Decameron Hotels & Resorts	Bogota, Colombia	1987	32	8,600	10 countries	2	Regional; All-Inclusive	7,500	1,300	17%
Grupo IBEROSTAR	Palma de Mallorca, Spain	1930	100	33,500	16 countries	4	Global	9,900	6,500	66%
Hard Rock Hotels & Resorts (Grupo Chapur)(5)	Cancún, Mexico	2011	4	4,000	2 countries	1	Regional	4,000	4,000	100%
Melia Hotels International	Palma de Mallorca, Spain	1956	350	78,500	35 countries	7	Global	15,300	5,300	35%
Occidental Hotels & Resorts	Madrid, Spain	1982	17	5,000	6 countries	4	Regional	5,000	2,700	54%
Palace Resorts	Cancún, Mexico	1985	7	3,700	1 country	3	Regional; All-Inclusive	3,700	3,500	95%
RIU Hotels, S.A.	Palma de Mallorca, Spain	1953	101	43,000	17 countries	3	Global	17,200	10,300	60%
Sandals Resorts International	Miami, FL—USA	1981	20	5,400	6 countries	3	Regional; All-Inclusive	5,400	500	9%

Notes:							Source: Smith Travel Research, JLL, Market participants

(1)	Estimated based on available company information between year-end 2013 and June 2014; figures rounded to the nearest hundred; includes owned and managed properties.
(2)	Reflects total All-Inclusive room count within Caribbean/Latin America Region; figures rounded to the nearest hundred; includes owned and managed properties.
(3)	Key markets include: Cancún/Riviera Maya, Mexico; Los Cabos, Mexico; Puerto Vallarta, Mexico; Punta Cana, Dominican Republic; La Romana, Dominican Republic; Montego Bay, Jamaica.
(4)	Percentage reflects total All-Inclusive room count in key markets over total All-Inclusive room count in Caribbean/Latin America Region.
(5)	Portfolio represents only Hard Rock Hotels & Resorts owned and operated by Grupo Chapur (former Palace Resorts).

OUR BUSINESS AND RESORTS

Overview

We are a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations. Upon the completion of this offering, we will be the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry. Our portfolio consists of 13 resorts located in Mexico, the Dominican Republic and Jamaica that upon completion of our current expansion, renovation and repositioning projects, which we expect to complete in 2015, will have 6,175 rooms. All-inclusive resorts provide guests with an integrated experience through prepaid packages of room accommodations, food and beverage services and entertainment activities. We believe that our properties are among the finest all-inclusive resorts in the markets they serve. All of our resorts offer guests luxury accommodations, noteworthy architecture, extensive on-site activities and multiple food and beverage options. Our guests also have the opportunity to purchase revenue-generating upgrades, such as premium rooms, dining experiences, wines and spirits and spa packages. For the year ended December 31, 2013, we generated total pro forma revenue of $361.9 million, daily pro forma revenue per available room excluding revenue from upgrades (Package RevPAR) of approximately $156, pro forma Adjusted EBITDA of $89.0 million and a pro forma net loss of $12.0 million.

We believe that our resorts have a competitive advantage due to their location, amenities, scale, design and the significant barriers to entry in their respective markets. Our portfolio is comprised of all-inclusive resorts that share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and international gateway markets; (iii) strategic locations in popular vacation destinations in countries with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through expansion, renovation and repositioning opportunities.

We focus on the all-inclusive resort business because we believe it is a growing segment of the lodging industry that provides our guests and us with compelling opportunities. Our all-inclusive resorts provide guests with an attractive vacation experience that offers value and a high degree of cost certainty as compared to traditional resorts, where the costs of discretionary food and beverage services and other amenities can be unpredictable and significant. We believe that the all-inclusive model provides us with more predictable expenses and occupancy rates as compared to other lodging-industry business models because, among other reasons, guests at all-inclusive resorts often book their stays further in advance than guests at traditional resorts. These characteristics of the all-inclusive model allow us to more rapidly adjust certain operating costs in light of expected demand, as compared to other lodging industry business models. We also have the opportunity to generate incremental revenue by offering upgrades, premium services and amenities not included in the all-inclusive package. For the year ended December 31, 2013, on a pro forma basis, approximately 64% of our guests came from the United States and Canada. We believe that guests from these countries purchase upgrades, premium services and amenities (that are not included in the all-inclusive package) more frequently than guests from other markets.

Our portfolio consists of resorts marketed under the following brands: the family-friendly Hyatt Ziva, Gran and Dreams brands and the adults-only Hyatt Zilara, THE Royal and Secrets brands. We believe that these brands enable us to differentiate our resorts and attract a loyal guest base. We have a strategic relationship with Hyatt, a global lodging company with widely recognized brands, that gives us the exclusive right to operate the new family-friendly Hyatt Ziva and the adults-only Hyatt Zilara brands in the Development Market Area, subject to certain conditions, until August 2018. We rebranded two of our resorts under the Hyatt All-Inclusive Resort Brands during 2013 and intend to rebrand at least three additional resorts under these brands by the end of 2015. We believe that our strategic relationship with Hyatt will further establish us as a leader in the all-inclusive resort business by providing our Hyatt All-Inclusive Resort Brand resorts access to Hyatt’s distribution channels and guest base that includes leisure travelers.

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders. In pursuit of this goal, we will seek to leverage our senior management team’s operational expertise and experience in acquiring, expanding, renovating and repositioning resorts. In addition, upon the completion of this offering, as the only publicly-traded company focusing exclusively on the all-inclusive segment of the lodging industry, we believe that we will be well positioned to acquire additional all-inclusive resorts and traditional resorts or hotels that we can convert to the all-inclusive model, as we seek to aggregate an increasingly larger portfolio in the highly fragmented all-inclusive segment of the lodging industry.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners, operators, developers and acquirers of all-inclusive resorts:

•	Premier Collection of All-Inclusive Resorts in Desirable Locations. We believe that our portfolio represents a premier collection of all-inclusive resorts. Our resorts are located in prime beachfront locations in popular vacation destinations, including Cancún, Playa del Carmen, Puerto Vallarta and Los Cabos in Mexico, Punta Cana in the Dominican Republic and Montego Bay in Jamaica. Guests may conveniently access our resorts from a number of North American and international gateway markets. Our portfolio has been well maintained and is in excellent physical condition. We have made over $39.2 million of capital improvements to our resorts since January 2013. Certain of our resorts have received public recognitions for excellence, including Condé Nast’s Top 10 Resorts in Cancún/Yucatán in 2013, TripAdvisor Travelers’ Choice 2012—Top 25 Resorts in Mexico, USA Today Travel Readers’ Choice 2013—3rd Best All-Inclusive Resort in the World, and the AAA Five Diamond Award 2012, among others. Our portfolio is diverse, with no resort contributing more than 14.0% of our revenue for the six-month period ended June 30, 2014. In addition, our portfolio consists of resorts marketed under the following brands: the family-friendly Hyatt Ziva, Gran and Dreams brands and the adults-only Hyatt Zilara, THE Royal and Secrets brands.

•	Robust Internal Growth Opportunities. We believe there are significant opportunities within our portfolio to increase revenue and Adjusted EBITDA by expanding, renovating, repositioning and rebranding certain of our resorts. For example, we are in the process of expanding, renovating, repositioning and rebranding our Jamaica resort, which was formerly operated as a Ritz Carlton hotel by the previous owner. The property is being rebranded under both the family-friendly Hyatt Ziva brand and the adults-only Hyatt Zilara brand. In addition, we are expanding and renovating the resort formerly known as Dreams Cancún, and we will rebrand it as Hyatt Ziva Cancún. We are also renovating the resort formerly known as Dreams Puerto Vallarta, and we will rebrand it as Hyatt Ziva Puerto Vallarta. We also believe we can generate growth by internalizing resort management functions. We currently manage eight of our 13 resorts, including the former Dreams Cancún and the former Dreams Puerto Vallarta resorts, where we recently internalized management and eliminated the management fees that we previously paid to a third-party manager. We believe that these current initiatives, which we expect will begin favorably impacting revenue by the end of 2014, will be significant drivers of growth.

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First Mover Advantage in a Highly Fragmented Industry. We believe that we are well positioned to consolidate ownership in the all-inclusive segment of the lodging industry and further establish us as a leading owner and operator of all-inclusive resorts. The all-inclusive resort segment is highly fragmented and includes numerous resorts owned and managed by smaller operators who often lack capital resources to maintain their competitive position. We believe that our management team’s experience with executing and integrating resort acquisitions, track record of renovating and rebranding resorts, and relationships with premier all-inclusive resort brands, together with our developed and scalable resort management platform and strong brands, position us to grow our portfolio of all-inclusive resorts through targeted acquisitions. We believe that our ability to offer potential resort sellers the option of receiving our publicly-traded securities (instead of or in combination with cash)

may provide us a competitive advantage over other buyers, as such securities can provide sellers potential appreciation from an investment in a diversified portfolio of assets. Our senior management team has established an international network of resort industry contacts, including resort owners, financiers, operators, project managers and contractors. We have a proven track record of sourcing and executing complex acquisitions. For example, our August 2013 acquisition of Real Resorts included the purchase of four resorts located in Cancún with a total of 1,577 rooms and a resort management company for consideration consisting of cash, debt and our preferred shares.

•	Exclusive Focus on the All-Inclusive Model. We believe the all-inclusive resort model is increasing in popularity as more people come to appreciate the benefits of a vacation experience that offers value and a high degree of cost certainty without sacrificing quality. We also believe that the all-inclusive model provides us with advantages over other lodging business models through relatively higher occupancy predictability and stability, and the ability to more accurately forecast resort utilization levels, which allows us to adjust certain operating costs in pursuit of more efficient operations. Because our guests have pre-purchased their vacation packages, we also have the opportunity to earn incremental revenue if our guests purchase upgrades, premium services and amenities that are not included in the all-inclusive package.

•	Integrated and Scalable Operating Platform. Through our August 2013 acquisition of Real Resorts’ experienced resort management company and the expansion of our senior management team, we believe we have developed a scalable resort management platform designed to improve operating efficiency at the eight resorts we currently manage and enable us to potentially internalize the management of additional resorts we own or may acquire. Our integrated platform enables managers of each of our key functions, including sales, marketing and resort management, to observe, analyze, share and respond to trends throughout our portfolio. As a result, we are able to implement management initiatives on a real-time and portfolio-wide basis. Our resort management platform is scalable and designed to allow us to efficiently and effectively operate a significant portfolio of all-inclusive resorts, including resorts owned by us, resorts we may acquire and resorts owned by third-parties that we may manage for a fee in the future.

•	Strategic Relationship with Hyatt to Develop All-Inclusive Resorts. Our strategic relationship with Hyatt, which will own approximately % of our ordinary shares upon the completion of this offering, provides us with a range of benefits, including the exclusive right to operate resorts under the two Hyatt All-Inclusive Resort Brands in the Development Market Area, subject to certain conditions, until August 2018. The Hyatt Ziva brand is marketed as a family-friendly all-inclusive resort brand and the Hyatt Zilara brand is marketed as an adults-only all-inclusive resort brand. These brands are Hyatt’s primary vehicle for all-inclusive resort growth in certain markets in Mexico, the Caribbean and Central America, and they demonstrate Hyatt’s commitment to the all-inclusive model. We also have, with respect to our Hyatt All-Inclusive Resort Brand resorts, access to Hyatt distribution channels, such as Hyatt guests using the Hyatt Gold Passport® guest loyalty program (which had in excess of sixteen million members as of December 31, 2013), Hyatt’s reservation system and website, and Hyatt’s extensive group sales business. These distribution channels complement our network of independent tour operators, individual resort websites, travel wholesalers and online outlets.

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Experienced Leadership with a Proven Track Record. Our senior management team has an average of 27 years of experience in the lodging industry, including significant experience with all-inclusive resorts. Mr. Wardinski, our Chief Executive Officer and owner of approximately     % of our ordinary shares upon the completion of this offering, founded our prior parent and previously was the Chief Executive Officer of two lodging concerns: Barceló Crestline Corporation, an independent hotel investor, lessee and management company; and Crestline Capital Corporation, a NYSE-listed hotel investor, hotel lessee and hotel manager. From the December 29, 1998 listing of Crestline Capital Corporation’s common stock on the NYSE through the sale of the company on June 7, 2002, the company’s common stock generated a total return of approximately 121%. Mr. Wardinski was the non-

executive chairman of the board of directors of Highland Hospitality Corporation, a NYSE-listed owner of upscale full-service, premium limited-service and extended-stay properties. From the December 16, 2003 listing of Highland Hospitality Corporation’s common stock on the NYSE through the sale of the company on July 17, 2007, the company’s common stock generated a total return of approximately 127%. Mr. Stadlin, our Chief Operating Officer, who, among other things, oversees our resort management company, was employed by Marriott International, Inc. for 33 years, and spent 12 years working on Marriott’s expansion into Latin America. Mr. Palacios, our Chief Financial Officer, has over 20 years of experience in finance and capital markets. Prior to joining us, Mr. Palacios was the Chief Financial Officer of One&Only Resorts, a division of Kerzner International Limited, where he was engaged in the financial oversight of operations. Mr. Froemming, our Chief Marketing Officer, spent 10 years as the sales and marketing leader for Sandals Resorts International, leading the growth of its two well-known all-inclusive brands, Sandals and Beaches.

Our Business and Growth Strategies

Our goal is to be the leading owner, operator and developer of all-inclusive resorts in the markets we serve and to generate attractive risk-adjusted returns and provide long-term value appreciation to our shareholders by implementing the following business and growth strategies:

•	Capitalize on Internal Growth Opportunities. An important element of our strategy is the identification of internal growth opportunities and the development and execution of plans designed to capitalize on such opportunities. As described above, we are actively implementing a number of significant internal growth opportunities within our portfolio. For example, in the last two years, we have identified and are acting on the following three opportunities:

•	Hyatt Ziva and Hyatt Zilara Rose Hall: We acquired the former Ritz Carlton Golf & Spa Resort, Rose Hall, Jamaica in August 2013 for $66.2 million. As of June 30, 2014, we have invested approximately $25.6 million (of an expected investment of approximately $83 to $90 million) to expand, renovate and reposition this property as an all-inclusive, internally-managed resort that we will rebrand under both the family-friendly Hyatt Ziva and the adults-only Hyatt Zilara brands. Upon completion, the resort will have an additional 194 luxury suites, sixteen food and beverage outlets, a new 50,000 square foot food and beverage village, a renovated lobby and lobby bar and a refurbished spa. We commenced development in November 2013 and we anticipate completing this project and reopening the resort in November 2014.

•	Hyatt Ziva Cancún: As of June 30, 2014, we have invested approximately $0.5 million (of an expected investment of approximately $80 to $90 million) to expand the former Dreams Cancún to add 177 rooms and to rebrand the resort under the Hyatt Ziva brand as Hyatt Ziva Cancún. In addition, we are comprehensively renovating all of the existing guest rooms, fully renovating the grounds, as well as adding a new pool, spa, food and beverage outlets, and additional public areas. Upon completion, amenities will include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who can organize upgrades that are responsive to a guest’s needs. We commenced development in May 2014 and we anticipate completing this project and reopening the resort in the fourth quarter of 2015. We have also internalized the management of this resort.

•	Hyatt Ziva Puerto Vallarta: As of June 30, 2014, we have invested approximately $0.4 million (of an expected investment of approximately $20 to $25 million) to renovate the former Dreams Puerto Vallarta. The scope of renovation includes a new lobby and public areas, significant guest room upgrades, three new food and beverage outlets and a new spa. The property will be rebranded under the Hyatt Ziva brand as Hyatt Ziva Puerto Vallarta, and upon completion, amenities will include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals. We commenced renovations in May 2014 and we anticipate completing this project and reopening the resort in December 2014. We have also internalized the management of this resort.

•	Seek Increased Operating Margins by Optimizing Sales Channels. On a pro forma basis, for the year ended December 31, 2013, approximately 74% of our bookings were through wholesale sales channels. The costs of wholesale bookings, which we bear, are typically higher than those of direct guest bookings. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt, with respect to our Hyatt All-Inclusive Resort Brand resorts, and our resort websites. In addition, by increasing our use of these lower cost sales channels, we expect to increase the number of guests who purchase upgrades, premium services and amenities that generate higher operating margins than package revenue, as, in our experience, these types of guests often book their vacations directly as opposed to booking through wholesalers.

•	Selectively Pursue Strategic Growth Opportunities. The all-inclusive segment of the lodging industry is highly fragmented. We believe that we are well positioned to grow our portfolio by acting as a consolidator in the all-inclusive segment of the lodging industry and to seek management fee revenue by managing resorts owned by third parties. We believe that our extensive experience in all-inclusive resort operations, brand relationships, acquisition, expansion, renovation, repositioning and rebranding expertise, established and scalable management platform and ability to offer NYSE-listed ordinary shares to potential resort sellers will make us a preferred asset acquirer and manager. We intend to pursue acquisitions, either alone or with partners, of undermanaged or inappropriately branded all-inclusive resorts, traditional resorts that can be renovated, repositioned and rebranded as all-inclusive resorts (as illustrated by our ongoing project in Jamaica) and selective development projects that we believe will generate attractive risk-adjusted returns. We intend to continue to focus on the Latin American and Caribbean markets, where the all-inclusive model is well established, and we also intend to opportunistically pursue acquisitions in Europe and Asia over time. In addition, in an effort to strengthen our portfolio, we may consider selling resorts that we no longer regard as “core” resorts over time and reinvesting the net proceeds from any such sales in resorts that we believe offer greater growth potential or reduce our overall risk.

Our Portfolio

The following table presents an overview of the resorts in our portfolio, all of which we own in their entirety. Eight of our resorts are managed by us (including three that are closed for renovations) and five are managed by a third party, AMResorts. No resort in our portfolio contributed more than 14.0% of our revenue or 17.1% of our Adjusted EBITDA for the six-month period ended June 30, 2014. The table below is organized by our three geographic business segments: the Yucatán Peninsula, the Pacific Coast and the Caribbean Basin.

Name of Resort	Location	Brand and Type	Operator	Year Built; Significant Renovations	Rooms and Suites Upon Completion of Current Projects
Yucatán Peninsula
Hyatt Ziva Cancún	Cancún, Mexico	Hyatt Ziva (family-friendly)	Playa	1975; 1980; 1986; 2002; 2015(2)	555(1)
Hyatt Zilara Cancún	Cancún, Mexico	Hyatt Zilara (adults-only)	Playa	2006; 2009; 2013	307
THE Royal Playa del Carmen	Playa del Carmen, Mexico	THE Royal (adults-only)	Playa	2002; 2009	513
Gran Caribe Real	Cancún, Mexico	Gran (family-friendly)	Playa	1985; 2009	470
Gran Porto Real	Playa del Carmen, Mexico	Gran (family-friendly)	Playa	1996; 2006; 2012	287

Name of Resort	Location	Brand and Type	Operator	Year Built; Significant Renovations	Rooms and Suites Upon Completion of Current Projects
Secrets Capri	Riviera Maya, Mexico	Secrets (adults-only)	AMResorts	2003	291
Dreams Puerto Aventuras	Riviera Maya, Mexico	Dreams (family-friendly)	AMResorts	1991; 2009	305
Pacific Coast
Hyatt Ziva Los Cabos	Cabo San Lucas, Mexico	Hyatt Ziva (family-friendly)	Playa	2007; 2009; 2013(3)	619
Hyatt Ziva Puerto Vallarta	Puerto Vallarta, Mexico	Hyatt Ziva (family-friendly)	Playa	1969; 1990; 2002; 2009; 2014(4)	336
Caribbean Basin
Dreams La Romana	La Romana, Dominican Republic	Dreams (family-friendly)	AMResorts	1997; 2008	751
Dreams Palm Beach	Punta Cana, Dominican Republic	Dreams (family-friendly)	AMResorts	1994; 2008	500
Dreams Punta Cana	Punta Cana, Dominican Republic	Dreams (family-friendly)	AMResorts	2004	620
Hyatt Ziva and Hyatt Zilara Rose Hall(5)	Montego Bay, Jamaica	Hyatt Ziva (family-friendly) and Hyatt Zilara (adults-only)	Playa	2000; 2014(6)	621(7)
Total Rooms					6,175

(1)	This property currently has 378 rooms and suites. Upon completion of the expansion, renovation and repositioning plan, we expect Hyatt Ziva Cancún to have 555 rooms.
(2)	We expect the renovation and repositioning of this property to be completed in the fourth quarter of 2015.
(3)	This resort sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014, and has since been closed for repair. We expect the resort to reopen at the end of April 2015, however we can provide no assurance that the resort will reopen by such time.
(4)	We expect the renovation and repositioning of this property to be completed in December 2014.
(5)	Our Jamaica resort is treated as a single resort operating under both of the Hyatt All-Inclusive Resort Brands, rather than as two resorts.
(6)	We expect the renovation and repositioning of this property to be completed in November 2014.
(7)	This property currently has 427 rooms and suites. Upon completion of the expansion, renovation and repositioning plan, we expect our Jamaica resort to have 621 rooms.

Description of our Resorts

Our Resorts in Mexico

Hyatt Ziva Cancún

Hyatt Ziva Cancún is a uniquely located family-friendly resort on the Yucatán peninsula at the shore point known as Punta Cancún. The resort is surrounded on three sides by water and offers on-site dolphin adventures and direct access to pristine beaches. Designed by award-winning Mexican architect Ricardo Legorreta, the resort is approximately 15 minutes by car from the Cancún International Airport. On May 1, 2014, this resort, formerly known as Dreams Cancún, was closed for expansion and renovation, and it will be rebranded as Hyatt Ziva Cancún upon completion, which we expect will be in the fourth quarter of 2015. This project includes the addition of a newly-constructed 160-room tower plus 17 additional rooms in the existing buildings. Upon completion, we expect that this resort will offer 555 suites ranging in size from 452 to 2,885 square feet. The resort will also offer over 10,700 square feet of state-of-the-art meeting and convention space, including a ballroom that can accommodate groups of up to 500 people. In addition, we are comprehensively renovating all guest rooms in the two existing towers, fully renovating the surrounding grounds, as well as adding a new pool, spa, food and beverage outlets and additional public areas. Other new amenities will include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who can organize upgrades that are responsive to a guest’s needs.

Hyatt Zilara Cancún

Hyatt Zilara Cancún is an adults-only luxury resort situated in Cancún’s resort zone that was voted one of Mexico’s top 25 all-inclusive resorts by TripAdvisor’s Travelers’ Choice Award in 2012. It has also received the AAA Four Diamond Award every year since 2011. This resort, formerly THE Royal Cancún, offers 600 feet of beach frontage and is close to Cancún’s shopping areas and nightlife. It offers swim-up suites and a recently renovated full-service spa. This 307-room resort also offers nine restaurants, seven bars, fitness center, beauty salon, gift shops, tennis court, volleyball, billiards and an Olympic-size ocean-front infinity pool. With 6,781 square feet of meeting space, the resort can accommodate groups of up to 700 people.

THE Royal Playa del Carmen

THE Royal Playa del Carmen is an adults-only luxury resort situated in the Riviera Maya, Playa del Carmen, Mexico that was voted the third best all-inclusive resort in the world by USAToday Travel Readers’ Choice for 2013 and named one of Mexico’s top 10 resorts in Cancún/Yucatán for 2013 by Condé Nast Traveler. It has also received the AAA Four Diamond Award every year since 2011. The resort is located near Playa del Carmen’s “Fifth-Avenue,” which is home to nightclubs, retail shops and cafes. The resort is within walking distance from the port which provides ferry services to Cozumel. This 513-room resort offers a fitness center, a full-service spa, tennis court and an Olympic-size pool. The resort offers 500 feet of beach frontage and has ten food and beverage outlets (with diverse international themes) and six bars and lounges. With 6,781 square feet of meeting space, the resort can accommodate groups of up to 800 people.

Gran Caribe Real

Gran Caribe Real is a family-friendly, Mediterranean-style resort situated in Cancún’s resort zone that won MLT Vacation’s Quality Assurance in 2011 and 2012 and also received TripAdvisor’s Certificate of Excellence in 2011 and 2012. The resort features 650 feet of beach frontage and is approximately 15 minutes by car from Cancún International Airport. This 470-room resort offers a fitness center (with squash and paddle tennis courts), two pools, full-service spa, gift shop and business center. The resort also offers both a children’s club and a teens’ club. Among the offerings for guests are a water park and supervised recreational activities. The resort offers a variety of restaurants with eight food and beverage outlets and eight bars and lounges. With 9,720 square feet of meeting space, the resort can accommodate groups of up to 870 people.

Gran Porto Real

Gran Porto Real is a family-friendly resort situated in the Riviera Maya, Playa del Carmen, Mexico, which was named RCI Gold Crown Resort in 2012 and 2013 and also received TripAdvisor’s Certificate of Excellence in 2012. The resort features 650 feet of beach frontage and is approximately 30 minutes by car from Cancún International Airport. It is located near the Mayan Riviera eco-archaeological theme park and Playa del Carmen’s “Fifth-Avenue Shops” and is within walking distance from the port that provides ferry services to Cozumel. This 287-room resort offers a fitness center, full-service spa, two pools, teens’ club, children’s club and wedding gazebo and services. The resort offers eight food and beverage outlets and seven bars and lounges. With 1,755 square feet of meeting space, the resort can accommodate groups of up to 150 people.

Secrets Capri

Secrets Capri is an adults-only luxury resort situated in the Riviera Maya, Playa del Carmen, Mexico, which was identified as one of the top 30 resorts in Cancún/Yucatán in 2012 and 2013 by Condé Nast Traveler. It also received the 2011 World’s Best Award for being a top five Hotel Spa in Mexico by Travel + Leisure and the AAA Four Diamond Award every year since 2007. It features 650 feet of beach frontage and is located five minutes by car from the shops at Playa del Carmen and 35 minutes by car from Cancún International Airport. The 291-room resort offers a fitness center, spa, beauty salon, deep sea fishing, private tennis clinics and a music lounge. The resort has six food and beverage outlets (with diverse international themes) and four bars and lounges. The resort also features complimentary golf at Playa Mujeres Golf Club and Cancún Golf Club at Pok-ta-pok. With 4,134 square feet of meeting space, the resort can accommodate groups of up to 350 people.

Dreams Puerto Aventuras

Dreams Puerto Aventuras is a family-friendly resort located within a gated marina community situated close to Playa del Carmen on the Mexican coast of the Yucatán Peninsula. It received TripAdvisor’s 2014 Travelers Choice Award for being one of the top 25 family hotels in Mexico. The resort features 800 feet of beach frontage. This 305-room resort offers one of the largest dolphinariums in the Riviera Maya, fitness center, spa and beauty salon, indoor theater, children’s club, salt water pool, adults-only pool and jacuzzi. This resort also offers a Gold Palm Certified PADI diving center, galleria market shops at the marina community and a golf course. The resort has six food and beverage outlets (with diverse international themes) and five bars and lounges. With 4,875 square feet of meeting space, the resort can accommodate groups of up to 120 people. The resort also has an indoor theatre that can accommodate groups of up to 250 people.

Hyatt Ziva Los Cabos

Hyatt Ziva Los Cabos, formerly Barceló Los Cabos, is a family-friendly resort located on a peninsula, offering spectacular views of the Sea of Cortes. The resort was named one of Condé Nast’s top 15 resorts in the Baja Region in 2012 and received TripAdvisor’s Traveler’s Choice 2012 Award for being one of the top 25 vacation hotels in Mexico. This all-suite resort features 650 feet of beach frontage and is 20 minutes by car from Los Cabos International Airport. The immediate area features five golf courses in addition to water sports and local dining options. Hyatt Ziva Los Cabos offers 619 suites ranging from a 550 square-foot junior suite to a 1,950 square-foot Presidential Suite. In addition, guests have the option to work with experienced event planners and can choose from customized wedding, honeymoon and spa packages. The resort also offers swim-up suites, a fitness center, a business center, a large theater with live music and family shows, a children’s club, tennis and basketball courts, three outside pools and a full-service spa. It also features eight food and beverage outlets and four bars and lounges. With more than 35,000 square feet of state-of-the-art meeting space, the resort can accommodate groups of up to 1,100 people. This resort sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014, and has since been closed for repair. We expect the resort to reopen at the end of April 2015, however we can provide no assurance that the resort will reopen by such time.

Hyatt Ziva Puerto Vallarta

Hyatt Ziva Puerto Vallarta is a family-friendly resort situated in Puerto Vallarta’s exclusive “Golden Zone” and has the only private beach on the coast, offering 1,250 feet of private beach frontage. This resort, formerly known as Dreams Puerto Vallarta, is located five minutes by car from the colonial town of Puerto Vallarta and has received the AAA Four Diamond Award every year since 2008. Since May 1, 2014, this resort has been closed for renovations and rebranding as Hyatt Ziva Puerto Vallarta. The scope of renovation includes a new lobby and public areas, significant guest room upgrades, three new food and beverage outlets and a new spa. Upon completion of the renovations, guests will be able to select from 336 rooms ranging in size from 655 square feet to 2,389 square feet. Other new amenities will include gourmet dinners in showcase venues, swim-up suites and experienced on-site event planning professionals who can organize upgrades that are responsive to a guest’s needs. The resort will offer state-of-the-art business facilities, with available meeting and convention space exceeding 9,900 square feet that can accommodate groups of up to 900 people.

Our Resorts in the Dominican Republic

Dreams La Romana

Dreams La Romana is a family-friendly resort that received the TripAdvisor’s Certificate of Excellence in 2012 and 2014 and the Caribbean Gold Coast Award in 2012 and 2013. Offering 1,500 feet of beach frontage, it is located near attractions such as Altos de Chavon and Saona and Catalina Islands and shopping. This 751-room resort offers views of the Caribbean Sea from all rooms, a casino, a spa, an infinity pool, a fitness center, a theater, a PADI diving center, a children’s club and a teens’ club. This resort also offers three golf courses designed by the architect Pete B. Dye. The resort has ten food and beverage outlets (with diverse international themes) and seven bars and lounges. With the only convention center in Bayahibe, La Romana-Dominican Republic, featuring 11,072 square feet of meeting space, the resort can accommodate groups of up to 975 people.

Our prior parent acquired Dreams La Romana, formerly the Sunscape Casa del Mar, in 2007 for $90 million, or approximately $120,000 per room. Following the acquisition, we invested $23.0 million, or $31,000 per room, to rebrand the property as Dreams La Romana and made substantial additions and improvements to amenities, which included the addition of a convention center. Following an eight-month renovation in 2008, Package RevPAR increased from $85 in 2009 to $112 in 2013, an increase of 32.2%.

Dreams Palm Beach

Dreams Palm Beach is a family-friendly resort situated in Punta Cana, Dominican Republic that received the 2014 U.S. News & World Report Best Hotels Award – Silver Badge Winner and the 2012 Traveler’s Choice Award for top family-friendly resort. It also received the AAA Four Diamond Award from 2011 through 2014. This resort features 650 feet of beach frontage and is located twenty minutes by car from Punta Cana International Airport. This 500-room resort offers three outdoor pools, a renovated spa, a casino, horseback riding, children’s club, teens’ club, an indoor theater and a music lounge. It also offers access to two golf courses that are fifteen minutes by car from the resort. The resort has seven food and beverage outlets (with diverse international themes) and five bars and lounges. With 7,856 square feet of meeting space, the resort can accommodate groups of up to 760 people.

Our prior parent acquired Dreams Palm Beach, formerly the Allegro Punta Cana, in 2007 for $52 million, or $104,000 per room. Following the acquisition, we invested $30 million, or $60,000 per room, to rebrand the property as Dreams Palm Beach and expand, renovate and reposition the resort, including expansion of the lobby and addition of a casino, convention center, restaurant and bars. We also renovated the existing building, public areas and all of the rooms. Following a six-month renovation in 2008, Package RevPAR increased from $98 in 2009 to $131 in 2013, an increase of 33.8%.

Dreams Punta Cana

Dreams Punta Cana is a family-friendly resort situated on Uvero Alto on the northeast coast of the Dominican Republic. This resort received Certificates of Excellence from both TripAdvisor and Travelocity in 2012 as well as the AAA Four Diamond Award from 2011 through 2014. It features 650 feet of beach frontage. This 620-room resort offers a free-form pool, night club, oceanfront bars, children’s club, teens’ club, spa, fitness center, indoor theater, shopping galleria and supervised daily children’s activities. It also offers a PADI diving center, casino, horseback riding and a large meeting space for group activities. The resort has six food and beverage outlets (with diverse international themes) and ten bars and lounges. With 4,133 square feet of meeting space, the resort can accommodate groups of up to 300 people.

Our Resort in Jamaica

Hyatt Ziva and Hyatt Zilara Rose Hall

Until 2013, our Jamaica resort was operated by the previous owner as the Ritz Carlton Golf & Spa Resort, Rose Hall, Jamaica. This resort, with 1,200 feet of beach frontage, has long been considered to be among the finest luxury resorts in the Caribbean, and it was the only resort in Jamaica awarded the AAA Five Diamond Award in 2012. The resort is in a unique location, situated on a secluded stretch of beach, and is close to Sangster International Airport, Montego Bay, the Montego Bay convention center and The Shoppes at Rose Hall.

Our Jamaica resort is currently closed in connection with its expansion, renovation and rebranding under the Hyatt Ziva and Hyatt Zilara brands. Upon completion of the expansion and renovations, which we expect will involve investment of approximately $83 to $90 million, we expect that this resort will have 621 rooms (each with a private balcony), a renovated lobby and lobby bar, a refurbished full-service spa, a fitness center, a children’s club, extensive water sports, tennis courts, a business center, three new or renovated pools and access to a golf course. We expect to add 194 luxury suites, including 58 swim-up suites, and a new 50,000 square foot food and beverage village. The resort will have sixteen food and beverage outlets (with diverse international themes) including a roof lounge, wedding sky lounge and a terrace bar. This resort will also feature 18,286 square feet of meeting space that can accommodate up to 1,540 people.

Our Strategic Relationship with Hyatt

In 2013, we entered into a development agreement with Hyatt. This agreement grants us the right and obligation, under certain conditions, to enter into franchise agreements with Hyatt for all-inclusive resorts under the Hyatt All-Inclusive Resort Brands in the Development Market Area (i.e., Mexico, Costa Rica, the Dominican Republic, Jamaica and Panama (and possibly Cuba, depending on future legal developments relating to Hyatt’s and our ability to conduct business in Cuba)). During the Hyatt development agreement’s initial five-year term, which expires August 9, 2018, Hyatt is restricted from opening or operating another all-inclusive resort in the Development Market Area except with us. However, as an exception to this and as described in “Certain Relationships and Related Party Transactions—Hyatt Agreements—Franchise and Related Agreements,” once a specified three-year period relating to a franchise agreement expires or is terminated, Hyatt is free to develop or license other all-inclusive resorts in the Area of Protection relating to the applicable franchise agreement under the Hyatt All-Inclusive Resort Brands, even if the five-year restricted term under the development agreement has not expired. We will present all-inclusive opportunities in the Development Market Area, whether we will own the resorts or manage them for third-party owners, to Hyatt for possible development under one or both of the Hyatt All-Inclusive Resort Brands. If Hyatt rejects the project, we may (with some exceptions) pursue the project under certain brands. We also have a development schedule to sign franchise and related agreements for, and to open, resorts under the Hyatt All-Inclusive Resort Brands in the Development Market Area, and if we fail to meet that schedule, Hyatt may terminate the development agreement and/or remove countries from the Development Market Area, in which case, we could lose some or all of the benefits of our exclusive arrangement with Hyatt; however, our existing Hyatt franchise and related agreements would not terminate as a result of such loss of exclusivity. Hyatt may also terminate the development agreement if any Hyatt franchise agreement is terminated under certain circumstances relating to our default or if we become a Brand Owner.

Pursuant to the development agreement we agreed to convert six resorts to the Hyatt All-Inclusive Resort Brands (the “Initial Conversion Resorts”). Five Initial Conversion Resorts, listed below, have been converted or are in the process of being converted to one or both of the Hyatt All-Inclusive Resort Brands:

(1)	Hyatt Zilara Cancún (formerly THE Royal Cancún, which was converted to the Hyatt Zilara brand in late 2013);

(2)	Hyatt Ziva Los Cabos (formerly Barceló Los Cabos, which was converted to the Hyatt Ziva brand in late 2013);

(3)	Former Dreams Puerto Vallarta (currently closed for renovation and rebranding under the Hyatt Ziva brand, with reopening expected in December 2014);

(4)	Former Dreams Cancún (currently closed for expansion and rebranding under the Hyatt Ziva brand, with reopening expected in the fourth quarter of 2015); and

(5)	Former Ritz Carlton Golf & Spa Resort, Rose Hall, Jamaica (currently closed for expansion, renovation, repositioning and rebranding under the Hyatt Ziva and Hyatt Zilara brands, with reopening expected in November 2014).

We expect that the remaining Initial Conversion Resort will be identified and agreed upon by Hyatt and us in the near future, although no assurance can be given on the timing or success of our efforts. In general, our development schedule with Hyatt requires us to have acquired at least two, four and six existing resorts for conversion (or sites for development) into resorts operating under one or both of the Hyatt All-Inclusive Resort Brands by December 31, 2014, 2015 and 2016, respectively. Additionally, the development schedule requires us to have a total of at least three, six, eight and ten resorts operating under the Hyatt All-Inclusive Resort Brands by December 31, 2014, 2015, 2016 and 2017, respectively.

We have not paid, and will not pay, any application fee, property improvement plan fee or other initial fee to Hyatt for any rights under the Hyatt franchise agreements for the Initial Conversion Resorts. We will pay franchise fees for each of these resorts. In the future, when we proceed with branding additional resorts, beyond the Initial Conversion Resorts, with one or both of the Hyatt All-Inclusive Resort Brands (either by converting our existing resorts or through acquisitions), we or the third party owner for whom we serve as resort manager (each, a “Resort Owner”) will, as part of such branding program, be required to pay the application fee, property improvement plan fee, any initial fee and an ongoing franchise fee to Hyatt.

The Hyatt franchise agreements will grant to each Resort Owner the right, and such Resort Owner will undertake the obligation, to use Hyatt’s hotel system and system standards to build or convert and operate the resort subject to the agreement. Each franchise agreement between Hyatt and such Resort Owner has an initial 15-year term and Hyatt has two options to extend the term for an additional term of five years each or 10 years in the aggregate. Hyatt provides initial and ongoing training and guidance, marketing assistance, and other assistance to each Resort Owner (and us as the resort’s manager) in connection with the resort’s development and operation. As part of this assistance, Hyatt will review and approve the initial design and related elements of the resort. Hyatt also will arrange for the provision of certain mandatory services, as well as (at the Resort Owner’s option) certain non-mandatory services, relating to the resort’s development and operation. In return, each Resort Owner will agree to operate the resort according to Hyatt’s operating procedures and its brand, quality assurance and other standards and specifications. This includes complying with Hyatt’s requirements relating to the central reservation system, global distribution systems and alternative distribution systems. In addition to the Hyatt franchise agreement, each Resort Owner will enter into additional agreements with Hyatt pertaining to the development and operation of such new Hyatt All-Inclusive Resort Brands resort, including a trademark sublicense agreement, a Hyatt Gold Passport® guest loyalty program agreement, a chain marketing services agreement, and a reservations agreement.

Although the Hyatt All-Inclusive Resort Brands are new brands, we believe that our knowledge of and experience with all-inclusive resorts in the countries covered by the agreement mitigate the risks of working with new brands. In addition, we continue to work with Hyatt to jointly determine and develop the initial aspects of the brand system and standards for the Hyatt All-Inclusive Resort Brands. Hyatt owns the intellectual property rights relating to the Hyatt All-Inclusive Resort Brands, but we will have rights to use certain innovations that Hyatt and we jointly develop for the Hyatt All-Inclusive Resort Brands.

For more detailed information regarding our Formation Transactions and the terms of the Hyatt Agreements, including the benefits to related parties, see “Certain Relationships and Related Party Transactions—Formation Transactions” and “Certain Relationships and Related Party Transactions—Hyatt Agreements.”

AMResorts Management Agreements

Five of our resorts (Dreams Puerto Aventuras, Secrets Capri, Dreams Punta Cana, Dreams La Romana and Dreams Palm Beach) are operated by AMResorts pursuant to long-term operation agreements that contain customary terms and conditions. We pay AMResorts and its affiliates, as operators of these resorts, through base management fees and incentive management fees. In addition, we reimburse the operators for some of the costs they incur in the provision of certain centralized services. It is expected that these resorts will continue to be operated by AMResorts until the expiration of all such agreements in 2022. However, we have the right to terminate the management agreement related to Dreams La Romana resort, subject to certain conditions (including a termination fee if terminated prior to December 2017), and we may choose to do so in order to rebrand the resort and internalize its management. We may also choose to opportunistically sell one or more of these resorts and redeploy the proceeds from any such sales, subject to certain restrictions under our Senior Secured Credit Facility and the Indenture. See “Description of Certain Indebtedness—Senior Secured Credit Facility” and “Description of Certain Indebtedness—Senior Notes due 2020.”

Vacation Package Distribution Channels and Sales and Reservations

Our experienced sales and marketing team uses a strategic marketing program across a variety of distribution channels through which our all-inclusive vacation packages are sold. Key components of this sales and marketing plan include:

•	Targeting the primary tour operators and the wholesale market for transient business with a scalable program that supports shoulder and lower rate seasons while seeking to maximize revenue during high season, which also includes:

•	Engaging in cooperative marketing programs with leading travel industry participants;

•	Participating in travel agent promotions and awareness campaigns in coordination with tour operator campaigns, as well as independent of tour operators; and

•	Utilizing online travel leaders, such as Expedia and Travelocity, to supplement sales during shoulder and lower rate seasons;

•	Developing programs aimed at targeting consumers directly through:

•	Our website and the websites of each of our resorts;

•	The Hyatt website, and toll free reservation telephone numbers, with respect to our Hyatt All-Inclusive Resort Brand resorts;

•	The Hyatt Gold Passport® guest loyalty program, with respect to our Hyatt All-Inclusive Resort Brand resorts; and

•	Our toll free reservation system that provides a comprehensive review of inventory, but enables each property to manage rates, in real time, based on demand;

•	Targeting group and incentive markets to seek and grow a strong base of corporate and event business utilizing our group sales team and fostering leads developed in conjunction with Hyatt’s group sales function;

•	Highlighting destination wedding and honeymoon programs by utilizing specialist sales agents for this growing resort category;

•	Participating in key industry trade shows targeted to the travel agent and wholesale market;

•	Engaging in online and social media, including:

•	Search engine optimization;

•	Targeted online and bounce-back advertising;

•	Social media presence via sites such as Facebook, Twitter and Pinterest; and

•	Flash sales and special offers for high need periods;

•	Monitoring and managing TripAdvisor and other similar consumer sites; and

•	Activating a targeted public relations plan to generate media attention—both traditional and new media including travel bloggers who focus on vacation travel to Mexico and the Caribbean.

We are seeking to grow a base of business through our group and incentive sales team, as well as destination wedding business. We seek to support this base through tour operators that can help generate sales during shoulder and lower rate seasons. We also seek luxury transient business to provide high rate business during peak seasons, such as winter and spring holidays, while “bargain hunters” can be targeted through social media for last minute high need periods. This multi-pronged strategy is designed to increase Package RevPAR as well as generate strong occupancy through all of the resort seasons.

Regulation

General

Our resorts are subject to various laws, ordinances and regulations, including licensing and permitting requirements and regulations relating to common areas and fire and safety requirements. We believe that we are in compliance with all applicable governmental regulations, except where non-compliance would not reasonably be expected to have a material adverse effect on us.

Law and Regulation of Mexico

Our business in Mexico is regulated by numerous regulatory bodies. As Mexico is a Federation, there are federal and local regulations that may apply to the various entities owning the Mexican resorts in our portfolio, depending on the state and municipality where such resort is located. Federal regulation generally applies with respect to operational, tax, labor, environmental and other matters.

In addition to federal regulation of our business, each of our resorts is subject to Mexican local and municipal regulations that govern matters such as real property, public registry of property, encumbrances, cadaster, real property tax, use of soil, construction licenses, potable water and sewage, waste recollection, waste disposal, operation licenses, sanitary licenses, liquor licenses, civil protection and other matters.

Law and Regulation of the Dominican Republic

Our business in the Dominican Republic is regulated by the Ministry of Tourism (Ministerio de Turismo), which issues hotel operation permits. Licenses for the sale of alcoholic beverages are issued by the Ministry of Police and Internal Affairs (Ministerio de Interior y Policía), and the Ministry of Public Health (Ministerio de Salud Pública) performs health inspections, as part of the process that the Ministry of Tourism carries out when issuing the operation license.

Additionally, entities that are incorporated under Dominican Republic Law or have a registered office in the Dominican Republic are required to comply with fiscal obligations before the tax authorities in the Dominican Republic.

Law and Regulation of Jamaica

Our business in Jamaica is governed by a number of regulatory bodies and prescribed regulations that regulate the lodging industry in Jamaica. The provision of hotel accommodation and all tourism enterprises, including for example, water sport activity, are regulated under the Tourist Board Act, a law passed by the Ministry of Justice to establish a Tourist Board charged with the duty of developing the tourist industry of Jamaica and promoting its efficiency (the “Tourist Board Act”). The Tourist Board Act requires the grant of a license, which is generally renewable annually, and requires a fire certification in order to obtain.

All hotel operations carrying on business in Jamaica also require a number of environmental approvals, such as permits and licenses, the lack of which could result in the hotel operation being ordered closed and criminal prosecution of the directors and/or managers of the hotel, including fines and, in some instances, imprisonment. The hotel operation of our Jamaican property involves various facilities that are subject to environmental regulation, such as the operation of a hotel, a sewage treatment plant, a water treatment plant and a power plant, each of which requires its own environmental approval. Our Jamaica resort is located adjacent to a beach and use of the foreshore or the floor of the sea in connection with any business or trade or for any other purpose (whether or not similar to the foregoing) requires a license from Jamaica’s National Environment and Planning Agency/Natural Resources Conservation Authority under the Beach Control Act, an act passed by the Ministry of Justice to establish a Beach Control Authority for the purpose of controlling and regulating the use of the floor of the sea and the overlying water and the foreshore and beaches of Jamaica. Our Jamaica resort also offers spa facilities and laundry facilities, which are considered to be factories under the laws of Jamaica and require registration, and are subject to regulation as such under the Factories Act.

In Jamaica, public health issues are regulated under the Public Health Act, an act passed by the Ministry of Justice to promote the public health and prevent the spread of epidemic disease (the “Public Health Act”). The Public Health Act seeks to impose minimum operational health standards to be met for pools, tourist establishments, construction or renovation of tourist accommodation and beauty salons. The St. James Health Department seeks to regulate these matters under the Public Health Act and is responsible for the issuing and regulating of relevant public health certificates and food handling permits.

Under the Hotel Incentives Act, which was passed by the Ministry of Justice to provide convention hotels with 350 or more rooms with relief from certain taxes and customs duties (the “Hotel Incentives Act”), eligible hotels are entitled to income tax and import duty relief for up to 15 years if they have filed an application and have been approved. The benefits granted under the Hotels Incentives Act may be enjoyed by (i) the owner or tenant of the premises, whether or not it is also the operator or is entitled to receive any profits arising from the operation of the hotel, and (ii) a company that, while not the owner or tenant of the premises, operates it in accordance with an agreement between itself and the owner or tenant and certified by the relevant minister as acceptable for the purposes of the Hotel Incentives Act. Our Jamaica resort has been recognized as a convention hotel under the Hotel Incentives Act, and it has been approved for income tax and import duty relief for 10 years. We have applied to the Ministry of Justice for an extension of our income tax and import duty relief to a total of 15 years.

Environmental Matters

Our resorts are subject to various international, national, regional and local environmental, health and safety regulatory requirements that address a wide variety of issues, including those that impose liability for contamination at our resorts, and those regulating the use and disposal of hazardous regulated substances and wastes. Our resorts may incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws.

As of 1988, Mexican environmental laws were amended in order to establish that, among other things, any new hotel construction and certain renovations require the preparation of an MIA in order to obtain an Environmental Impact Authorization (Resolutivo de Impacto Ambiental). Furthermore, since 2003 depending on each specific project, an ETJ is required to obtain an Authorization to Change the Use of Soil of Forestal Land (Autorización de Cambio de Uso de Suelo en Terrenos Forestales).

With respect to Real Resorts:

(i)	Two of the acquired resorts, Gran Caribe Real and Hyatt Zilara Cancún, were built prior to implementation of the MIA in 1988 and, therefore, required no such authorization. However, certain renovations to these resorts were carried out after 1988 without an MIA because the then-owner determined that no authorization was needed pursuant to an exception in the Mexican law. We can give no assurance that Mexican authorities will have the same interpretation of the applicability of the exception as the prior owner.

(ii)	The remaining two resorts, Royal Playa del Carmen and Gran Porto Real, were constructed after 1988 without the required MIA and ETJ authorizations. Notwithstanding the foregoing, those resorts were operated by the prior owner, and since our acquisition have been operated by us, with no interference in the normal course of business.

The consequences of failing to obtain an MIA and/or ETJ, as applicable, could result in fines of up to approximately $300,000, obligations to perform remediation/restoration activities and contribute to environmental trusts, and/or, in the case of a severe violation, a partial or total closing or a demolition of the relevant resort. Although we are not aware of closings or demolitions due to the failure to obtain the MIA and/or ETJ, no assurance can be given that such action will not be taken in the future.

Insurance

Our resorts carry what we believe are appropriate levels of insurance coverage for a business operating in the lodging industry in Mexico, the Dominican Republic and Jamaica. This insurance includes coverage for general liability, property, workers’ compensation and other risks with respect to our business and business interruption coverage.

This general liability insurance provides coverage for any claim, including terrorism, resulting from our operations, goods and services and vehicles. We believe these insurance policies are adequate for foreseeable losses and on terms and conditions that are reasonable and customary with solvent insurance carriers.

Competition

We face intense competition for guests from other participants in the all-inclusive segment of the lodging industry and, to a lesser extent, from traditional hotels and resorts that are not all-inclusive. The all-inclusive segment remains a relatively small part of the broadly defined global vacation market that has historically been dominated by hotels and resorts that are not all-inclusive. Our principal competitors include other operators of all-inclusive resorts and resort companies, such as Barceló Hotels & Resorts, RIU Hotels & Resorts, IBEROSTAR Hotels & Resorts, Karisma Hotels & Resorts, AMResorts, Meliá Hotels International, Excellence Resorts and Palace Resorts, as well as some smaller, independent and local owners and operators. We compete for guests based primarily on brand name recognition and reputation, location, guest satisfaction, room rates, quality of service, amenities, quality of accommodations and the ability to earn and redeem loyalty program points by members of the Hyatt Gold Passport® guest loyalty program. We believe that our strategic relationship with Hyatt provides us with a significant competitive advantage, with respect to our Hyatt All-Inclusive Resort Brand resorts, through Hyatt’s brand name recognition, as well as through Hyatt’s global loyalty program, distribution channels and other features.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue and results of operations, which are consistently higher during the first quarter of each year than in successive quarters.

Cyclicality

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus Package RevPAR, tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Further, many of the costs of running a resort are fixed rather than variable. As a result, in an environment of declining revenues the rate of decline in earnings is likely to be higher than the rate of decline in revenues.

Intellectual Property

We own or have rights to use the trademarks, service marks or trade names that we use in conjunction with the operation of our business, including certain of Hyatt’s intellectual property under the development and franchise agreements. In the highly competitive lodging industry in which we operate, trademarks, service marks, trade names and logos are very important to the success of our business.

Corporate Information

Playa Hotels & Resorts N.V. is organized as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands. Our registered office in the Netherlands is located at Prins Bernhardplein 200, 1097 JB Amsterdam. Our telephone number at that address is +31 20 521 47 77. We maintain a website at www.playaresorts.com. The information on our website is not incorporated by reference into, and does not constitute a part of, this prospectus or the registration statement of which this prospectus is a part.

Employees

As of June 30, 2014, we directly and indirectly employed approximately 6,970 full-time employees worldwide at our corporate offices and on-site at our resorts. We believe our relations with our employees are good. Of this amount, we estimate that 3,410 of these employees are represented by labor unions.

Legal Proceedings

Except as noted below, we are not involved in any material litigation or regulatory proceeding nor, to our knowledge, is any material litigation or regulatory proceeding threatened against us.

The Mexican tax authorities have issued an assessment to one of our Mexican subsidiaries for approximately $12.8 million. In February 2014, we filed an appeal before the tax authorities, which was denied on May 26, 2014. On June 11, 2014, we arranged for the posting of a tax surety bond issued by a surety company in the amount of approximately $12.8 million, which guarantees the payment of the claimed taxes and other charges (and suspends collection of such amounts by the tax authorities) while our further appeal to the tax court is resolved. To secure reimbursement of any amounts that may be paid by the surety company to the tax authorities in connection with the surety bond, we provided cash collateral to the surety company in the amount of approximately $6.4 million.

MANAGEMENT

General

Below is a summary of information concerning our Board and senior management, as well as a brief summary of certain significant provisions of Dutch corporate law, our articles of association and our Board rules that will be in effect upon the completion of this offering.

Our Board

The following table sets forth certain information with respect to our directors. The business address of our directors is our registered office address at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Upon the completion of this offering, our Board will be composed of the members listed below, all of whom our Board has affirmatively determined are independent under applicable NYSE rules, except Mr. Wardinski, our Chairman and Chief Executive Officer. In addition, under the independence rules of the DCGC, three of the six non-executive directors will be independent: Mr. Jones, Ambassador Sarukhan and Ms. Aguilera. See “Description of Share Capital—Dutch Corporate Governance Code.”

Name	Age	Position
Bruce D. Wardinski	54	Director, Chairman and Chief Executive Officer
Stephen G. Haggerty	46	Director
Daniel J. Hirsch	40	Director
Hal Stanley Jones	62	Director
Stephen L. Millham	45	Director
Isabel Aguilera	54	Director Nominee
Arturo Sarukhan	51	Director Nominee

A brief biography of each director and director nominee is set forth below:

Bruce D. Wardinski has served as our Chief Executive Officer and a director since 2013 and previously served on the board of directors of our prior parent. In 2006, Mr. Wardinski founded our prior parent and served as its Chief Executive Officer and Chairman of its board of directors from May 2006 to August 2013. From June 2002 to December 2010, Mr. Wardinski served as Chief Executive Officer of Barceló Crestline and served as founding chairman of the board. From 1998 to 2002, Mr. Wardinski was Chairman, President and Chief Executive Officer of Crestline Capital Corporation (NYSE: CLJ). Mr. Wardinski served as a member of the Executive Commission of Barceló Corporación Empresarial of Palma de Mallorca, Spain from 2004 to 2010. Mr. Wardinski was Senior Vice President and Treasurer of Host Marriott Corporation (NYSE: HMT) from 1996 to 1998. Before this appointment, he served in various other capacities with Host Marriott and Marriott Corporation from 1987 to 1996. In 2003, Mr. Wardinski formed Highland Hospitality Corporation (NYSE: HIH), where he served as Chairman of its board of directors until the sale of the company in 2007. Prior to joining Host Marriott and Marriott Corporation, Mr. Wardinski worked for Price Waterhouse (now PricewaterhouseCoopers) in Washington D.C., and Goodyear International in Caracas, Venezuela. Mr. Wardinski graduated with honors from the University of Virginia with a Bachelor of Science in Commerce and from the Wharton School of Business with an MBA in Finance. Mr. Wardinski was a founding member and currently serves as Chairman of the ServiceSource Foundation, a not-for-profit advocacy group representing people with disabilities. In addition, Mr. Wardinski serves on the boards of directors of DiamondRock Hospitality (NYSE: DRH), the Wolf Trap Foundation for the Performing Arts and the George Mason University Foundation, Inc. Mr. Wardinski’s significant expertise in the lodging industry and his role as our Chief Executive Officer led us to conclude that he should serve on our Board.

Stephen G. Haggerty has served as a director since 2013. Mr. Haggerty was appointed to the Board by the binding nomination of Hyatt pursuant to the terms of the Investors Agreement. Mr. Haggerty was appointed Global Head of Capital Strategy, Franchising and Select Service of Hyatt in August 2014. Mr. Haggerty is

responsible for implementing Hyatt’s overall capital and franchising strategy and overseeing Hyatt’s select service business. Prior to assuming his current role, Mr. Haggerty was the Executive Vice President and Global Head of Real Estate and Capital Strategy for Hyatt Hotels Corporation from October 2012. In this role, Mr. Haggerty was responsible for implementing Hyatt’s overall capital strategy, mergers and acquisitions and related transactional activity, hotel and joint venture asset management, project management, and strategic oversight and transactional support to Hyatt’s development professionals around the world. Mr. Haggerty previously served as Global Head of Real Estate and Development, where he was responsible for Hyatt’s global development, including global feasibility and development finance, corporate transactions, and global asset management. He joined Hyatt in 2007 as Executive Vice President—Real Estate and Development. Prior to joining Hyatt, Mr. Haggerty spent 13 years serving in several positions of increasing responsibility with Marriott International, Inc., most recently in London as Senior Vice President, International Project Finance and Asset Management for Europe, Africa and the Middle East from 2005 to 2007. Prior to this position, Mr. Haggerty served as Marriott’s Senior Vice President of Global Asset Management and Development Finance and previously lived in Asia for nine years holding a variety of roles relating to development at Marriott. Mr. Haggerty holds a Bachelor of Science degree from Cornell University’s School of Hotel Administration. Mr. Haggerty’s extensive experience in the lodging industry led us to conclude that he should serve on our Board.

Daniel J. Hirsch has served as a director since 2013 and previously served on the board of directors of our prior parent from June 2011 to August 2013. Mr. Hirsch was appointed to the Board by the binding nomination of Farallon pursuant to the terms of the Investors Agreement. Mr. Hirsch joined Farallon Partners, L.L.C. (“FP”) and FCM in 2003, was a Managing Director from 2007 to 2009, and has been a Managing Member, Real Estate, since 2009. Previously, Mr. Hirsch worked as an associate in the San Francisco office of the law firm Covington & Burling. Mr. Hirsch graduated from Yale Law School with a J.D., and Summa Cum Laude with a Bachelor of Arts in Law Jurisprudence and Social Thought from Amherst College. Mr. Hirsch’s investment management experience led us to conclude that he should serve on our Board.

Hal Stanley Jones has served as a director since 2013. Mr. Jones currently serves as Chief Financial Officer of Graham Holdings Company (NYSE: GHC). From 1989 until 2013, Mr. Jones worked in various capacities at The Washington Post Company (NYSE: WPO), an American daily newspaper, the most widely circulated newspaper published in Washington, D.C. From January 2009 to September 2013, he served as the Senior Vice President—Finance and Chief Financial Officer. From January 2008 to December 2009 he served as the President and Chief Executive Officer of Kaplan Professional, a subsidiary of The Washington Post Company. From 2003 to 2006 he served as the Chief Operating Officer of Kaplan International, a subsidiary of The Washington Post Company. Prior to joining The Washington Post Company, Mr. Jones worked for Price Waterhouse (now PricewaterhouseCoopers) from 1977 to 1988. Mr. Jones received a Bachelor of Arts in Political Science from the University of Washington, an MBA in Finance from the University of Chicago Graduate School of Business and a Certified Public Accountant Certificate from the District of Columbia. Mr. Jones’ experience as the chief financial officer of a public company led us to conclude that he should serve on our Board.

Stephen L. Millham has served as a director since 2013 and previously served on the board of directors of our prior parent from May 2006 to August 2013. Mr. Millham was appointed to the Board by the binding nomination of Farallon pursuant to the terms of the Investors Agreement. Mr. Millham joined FP and FCM in 1993, was named a Managing Member in 1997, and became co-head of the Real Estate Group in 2000. He co-headed the group until his retirement in 2012. He continues to advise FP and FCM with respect to certain real estate investments overseen by such companies, including with respect to us. Before joining FP and FCM, Mr. Millham worked as an acquisitions associate for JMB Institutional Realty Corporation where he purchased real estate assets on behalf of institutional investors. Mr. Millham graduated from Stanford University with a Bachelor of Arts in Economics. Mr. Millham’s investment management experience led us to conclude that he should serve on our Board.

Isabel Aguilera has been nominated to serve as a director. Ms. Aguilera is an architect and city planner and is the co-founder of Twindocs, an Internet cloud service, and is the founder of IMAN Consulting, a strategy consulting firm. Ms. Aguilera previously served as Chief Operating Officer for NH Hotels from 2002 until 2005, where she was responsible for the company’s 250 hotels located in 19 countries. Prior to joining NH Hotels, Ms. Aguilera served as Dell Computer Corporation’s Commercial Director for South Europe from 1999 to 2002 and Chief Executive Officer and Business Unit Director for Spain, Italy and Portugal from 1997 to 2002. Ms. Aguilera also held various sales and marketing positions with information technology companies, including Olivetti PC from 1996 to 1997, Airtel Movil (Vodafone) from 1995 to 1996, and Hewlett-Packard (NYSE: HPQ) from 1987 to 1995. From 2006 to 2008, Ms. Aguilera served as Managing Director of Google Inc. (NASDAQ: GOOG) for Spain and Portugal and held the position of President for Spain and Portugal of General Electric (NYSE: GE) from July 2008 to May 2009. Ms. Aguilera has served as an independent director of a number of Spanish companies, including Indra Sistemas, S.A., a multinational information technology company listed on the IBEX 35 exchange, since 2005, Banco Mare Nostrum, a banking institution, since 2013, Aegon España, an insurance company, since 2014, and Emergia, S.L., an operator of customer service centers, since 2010. She also served as a director of Laureate Education Inc., a network of private universities, from 2004 to 2008. Since 2011, Ms. Aguilera has served as the President of the Advisory Board of the University of Seville. Ms. Aguilera has also served on several advisory boards of Spanish companies and associations, such as Ikor Company, an industrial company, from 2009 to 2012, Farmaindustria, a trade association for the pharmaceutical industry, from 2009 to 2012, and Pelayo, an insurance company, from 2008 to 2013. Ms. Aguilera holds a Master of Business Administration from the IE Business School in Madrid, degrees in civil engineering and town planning from the University of Seville, and a degree from the General Management Program from the IESE Business School in Madrid, Spain. Ms. Aguilera’s extensive international management experience in large multinational corporations and experience serving on various boards leads us to the conclusion that she should serve on our Board.

Arturo Sarukhan has been nominated to serve as a director. Ambassador Sarukhan was the Chairman of Global Solutions, a strategy consulting firm, from 2013 to 2014, and prior to this he was a career Mexican diplomat, recently serving as Mexican Ambassador to the United States from 2007 to 2013. Ambassador Sarukhan previously served as Mexico’s Consul General from 2003 to 2006, was the foreign policy coordinator of Felipe Calderon’s presidential campaign and transition team in 2006 and was designated chief of Policy Planning to Mexico’s secretary of Foreign Affairs from 2000 to 2003. Prior to this, Ambassador Sarukhan served in the Embassy of Mexico to the United States, where he was in charge of the embassy’s Office of Antinarcotics from 1995 to 2000 and served as the Mexican ambassador’s chief of staff from 1993 to 1995, during the NAFTA negotiations. In 1991, he served as the deputy assistant secretary for Inter-American Affairs, representing Mexico at the Agency for the Prohibition of Nuclear Weapons in Latin America and the Caribbean and from 1988 to 1989, Ambassador Sarukhan served as the executive secretary of the Commission for the Future of Mexico-U.S. Relations, a non-governmental initiative funded by the Ford Foundation created to recast the relationship between the two countries. Ambassador Sarukhan is a director of the Inter-American Dialogue, the Americas Society, Aid for Aids International and The Washington Performing Arts Society. Ambassador Sarukhan graduated from El Colegio de México with a Bachelor’s of Arts degree in International Relations and received a Master’s degree in U.S. Foreign Policy at the School of Advanced International Studies of Johns Hopkins University, where he studied as a Fulbright scholar and Ford Foundation Fellow. Ambassador Sarukhan has also taught several courses at the Instituto Tecnológico Autónomo de México (ITAM), at the National Defense College, at the Inter-American Defense College and at the National Defense University of the United States. Ambassador Sarukhan’s diplomatic experience, negotiation skills and in depth knowledge of the tourism sector in Mexico, Latin America and the Caribbean leads us to the conclusion that he should serve on our Board.

Senior Management

Our day-to-day management is carried out by our Chief Executive Officer and our other executive officers. Subject to rights pursuant to any consulting or employment agreements, executive officers (except for our Chief Executive Officer, who is the executive director on our Board and, in accordance with Dutch law, must be appointed by the general meeting of shareholders) serve at the discretion of our Board. The business address of our executive officers is our registered office address at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands. The following table sets forth certain information regarding our executive officers.

Name	Age	Position
Bruce D. Wardinski	54	Director, Chairman and Chief Executive Officer
Alexander Stadlin	60	Chief Operating Officer
Omar Palacios	47	Chief Financial Officer
Kevin Froemming	51	Chief Marketing Officer
David Camhi	41	General Counsel

A brief biography of each of our executive officers (other than Mr. Wardinski) is set forth below. See “—Our Board” for information about Mr. Wardinski, our Chairman and Chief Executive Officer.

Alexander Stadlin has served as our Chief Operating Officer since 2013 and previously served as Chief Operating Officer of our prior parent. Mr. Stadlin also serves as Chief Executive Officer of our subsidiary, Playa Resorts Management LLC. Mr. Stadlin joined our prior parent in 2008 as Senior Vice President of Asset Management and was subsequently promoted to his current position as our Chief Operating Officer. During his tenure with us and our prior parent, Mr. Stadlin has played a key role in the expansion and repositioning of the portfolio including: development of the 619-room Hyatt Ziva Los Cabos which opened in 2009 as Barceló Los Cabos and was re-branded in late 2013, as well as the brand repositioning of Dreams La Romana and Dreams Palm Beach in the Dominican Republic. In addition to leading major expansion, renovation and repositioning projects, Mr. Stadlin is responsible for the day-to-day oversight of the operations of the business. Prior to joining our prior parent, Mr. Stadlin served as Vice President for Latin America at Marriott International, where he increased Marriott’s presence in the region by 21 hotels in seven years. During his 33-year tenure at Marriott International, Mr. Stadlin held numerous international management positions in the UK, Germany, Mexico, as well as throughout the Middle East and Africa. Mr. Stadlin graduated with a Bachelor of Science from the School of Hotel Administration at Cornell University in 1975. In 2007, Mr. Stadlin attended the Executive Program in Strategy and Organization at Stanford University. Mr. Stadlin has won numerous industry accolades, and is active in the lodging community. He served as Chairman of the Polanco Hotel Association and was a member of the board of the Mexican Hotel Association and of the American Chamber of Commerce.

Omar Palacios has served as our Chief Financial Officer since 2013 and previously served as Executive Vice President and Chief Financial Officer of our prior parent. Mr. Palacios joined our prior parent in February 2011. Mr. Palacios brings to us more than 20 years of experience in finance, transactions and capital markets. Before joining our prior parent, Mr. Palacios was Chief Financial Officer of One&Only Resorts, a division of Kerzner International Limited (“Kerzner”), from 2007 to 2010, where he was engaged in the day-to-day oversight of operations and finance. From 2000 to 2007, Mr. Palacios held various positions at Kerzner, including key roles in finance, treasury and investor relations. Mr. Palacios played a pivotal role in the $4.3 billion privatization of Kerzner in 2006 by leading the fundraising and coordinating the closing of the transaction. Mr. Palacios graduated with honors from the University of Miami with a Bachelor’s Degree in Business Administration and an emphasis in accounting. Following his graduation, he began his career with Arthur Andersen LLP in 1990 and passed the CPA exam in the state of Georgia in 1991. He later joined AutoNation (NYSE:AN) in 1996 and served as Director, Corporate Development through 1999, where he was principally involved in the company’s transactional roll-up strategy.

Kevin Froemming has served as our Chief Marketing Officer since 2014. Prior to joining us in January 2014, Mr. Froemming served for 10 years as President of Unique Vacations, the worldwide representatives of Sandals & Beaches Resorts. Mr. Froemming brings to us more than 20 years of experience in marketing, sales, technology, and customer support operations. Prior to his tenure as President of Unique Vacations, he rose to the position of Chief Operating Officer of The Mark Travel Corporation’s owned brands. In this capacity, he was responsible for bottom line profitability, and led the acquisition and integration team that was responsible for the addition of several major travel companies that were integrated into The Mark Travel Corporation’s portfolio of brands. He has also held senior positions at Wyndham Hotels and Renaissance Cruise Lines. Mr. Froemming graduated from Marquette University with a Bachelor of Science in Marketing.

David Camhi has served as our General Counsel since 2013 and previously served as General Counsel of our prior parent. Prior to joining our prior parent, Mr. Camhi served as General Counsel for Phoenix Packaging Group from April 2008 to January 2011, a plastic packaging manufacturer with production plants in Colombia, Mexico, Venezuela and the United States and sales in over 20 countries. From November 2006 to March 2008, Mr. Camhi practiced law at the Mexico City office of Thacher Proffitt & Wood. Prior to joining Thacher Proffitt & Wood, Mr. Camhi served as Associate General Counsel of BearingPoint, Inc., a global consulting firm, and practiced law at Baker & McKenzie, Prieto & Carrizosa and Sidley Austin LLP. Mr. Camhi received an LLM degree from Cornell University. Mr. Camhi also received a post graduate degree in Finance from Colegio de Estudios Superiores de Administración and an LL.B. from the Universidad de los Andes, both in Bogota, Colombia. Mr. Camhi is admitted to practice law in Colombia, New York and Mexico.

Board Structure

Our Board is a one-tier board and consists of one executive director (who initially will be Mr. Wardinski, our Chairman and Chief Executive Officer) and six non-executive directors (each executive and non-executive director, a “director”).

Under Dutch law, the person chairing the meetings of our Board (the chairman by law) is required to be a non-executive director. This person initially will be             , who will also be our Lead Independent Director. The non-executive directors supervise the Board as a whole and provide guidance to individual directors and to the Board as a whole. Each director owes a duty to us to properly perform the duties assigned to such director and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all stakeholders, such as shareholders, creditors, employees, guests and suppliers.

Our Board may perform all acts necessary or useful for achieving our corporate purposes, other than those acts that are prohibited by law or by our articles of association, as more fully discussed below, or which would violate general principles of reasonableness and fairness. Our Board as a whole, and the executive director individually, are each authorized to represent us in dealings with third parties.

Corporate Governance Profile

We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our stakeholders. Notable features of our corporate governance structure include the following:

•	our Board is not staggered and each of our directors is elected for a term of one year following a binding nomination of our Board;

•	of the seven persons who will serve on our Board, six, or 86%, of our directors have been determined by us to be independent for purposes of the NYSE’s corporate governance listing standards, and three non-executive directors also qualify as “independent” under the DCGC;

•	we have determined that one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•	we do not have a shareholder rights plan;

•	directors are elected by the general meeting of shareholders upon a binding nomination of our Board, following the recommendation of our Board’s nominating and governance committee; our general meeting of shareholders may overrule such binding nomination by a resolution adopted by at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital, following which, our Board will offer a new binding nomination of a director to be elected to our Board;

•	our articles of association and Dutch law provide that resolutions of our Board concerning a material change in our identity, character or business are subject to the approval of the general meeting of shareholders; and

•	certain actions can only be taken by the general meeting of shareholders, following a proposal by our Board, including an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, the sale of substantially all of our assets, payments of dividends, the application for bankruptcy and a merger or demerger of us. Our general meeting of shareholders adopted a resolution to authorize our Board to take certain of these actions. See “Description of Share Capital.”

There are no family relationships among our executive officers and directors. Our Board has affirmatively determined that all of our directors and director nominees are independent pursuant to the rules of the NYSE except Mr. Wardinski, our Chairman and Chief Executive Officer. Mr. Jones, Ambassador Sarukhan and Ms. Aguilera qualify as “independent” under the DCGC. Our remaining three non-executive directors do not qualify as “independent” under the DCGC.

Our directors will stay informed about our business by attending meetings of our Board and their respective committees and through supplemental reports and communications. Our non-executive directors, to the extent independent under NYSE rules, will meet regularly in executive sessions without the presence of our officers or directors that are not independent under NYSE rules.

Role of Our Board in Risk Oversight

One of the key functions of our Board is to exercise informed oversight of our risk management process. Our Board will administer this oversight function directly, with support from its three standing committees, our audit committee, our compensation committee and our nominating and governance committee, each of which will address risks specific to its respective areas of oversight. For example, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also will oversee accounting and financial reporting processes and the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and governance committee will monitor the effectiveness of our corporate governance guidelines and oversee compliance with legal and regulatory requirements.

Our Board and its standing committees also will receive reports from the members of management responsible for various matters in order to enable our Board and each committee to understand and discuss risk identification and risk management.

Board Committees

Upon the completion of this offering, our Board will establish three standing committees consisting solely of independent directors (under the NYSE rules), the principal functions of which are briefly described below. Our Board may from time to time establish other committees to facilitate the governance or oversight of our company.

Audit Committee

Our audit committee will consist of Mr. Jones, Ambassador Sarukhan and Ms. Aguilera, and Mr. Jones will serve as its chairperson. Our Board has determined that the chairperson of our audit committee qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards, as well as a “financial expert” as set forth in best practice III.3.2 of the DCGC. Our Board has determined that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Our Board adopted an audit committee charter, which details the principal functions of the audit committee, including overseeing:

•	review of all related party transactions in accordance with our related party transactions policy;

•	our accounting and financial reporting processes and discussing these with management;

•	the integrity and audits of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements related to our financial statements and other public disclosures, our compliance with our policies related thereto, and our policy in respect of tax planning;

•	the selection and retention of, and the evaluation of the qualifications, independence and performance of, our independent registered public accounting firm, including overseeing the work of our independent registered public accounting firm and resolving disagreements between management and the independent registered public accounting firm relating to financial reporting;

•	the application of information and communication technology;

•	the role and performance of our internal audit function;

•	our overall risk profile; and

•	attending to such other matters as are specifically delegated to our audit committee by our Board from time to time.

Our audit committee will also be responsible for selecting an independent registered public accounting firm to be appointed by our general meeting of shareholders (or, if not appointed by the shareholders, by our Board), reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee will also approve the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Our compensation committee will consist of Mr. Millham, Mr. Hirsch and Ambassador Sarukhan, and Mr. Millham will serve as its chairperson. The compensation committee will assist our Board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and our executive officers. An executive director will not be present at any compensation committee meeting while his or her compensation is deliberated. Subject to and in accordance with the terms of the compensation policy approved by our general meeting of shareholders from time to time and in accordance with Dutch law, the compensation committee will be responsible for, among other things:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the compensation, including equity compensation, change-in-control benefits and severance arrangements, of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation, including equity compensation, change-in-control benefits and severance arrangements, of our other executive officers and overseeing their performance;

•	reviewing and making recommendations to our Board with respect to the compensation of our directors;

•	reviewing and making recommendations to our Board with respect to our executive compensation policies and plans;

•	implementing and administering our incentive and equity-based compensation plans;

•	determining the number of shares underlying, and the terms of, restricted share awards and options to be granted to our directors, executive officers and other employees pursuant to these plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement;

•	assisting the Board in producing the compensation report to be included in our annual report filed in the Netherlands and to be posted on our website in accordance with best practice II.2.12 of the DCGC; and

•	attending to such other matters as are specifically delegated to our compensation committee by our Board from time to time.

Our Board adopted a compensation committee charter, which details these principal functions of the compensation committee.

Nominating and Governance Committee

Our nominating and governance committee will consist of Mr. Hirsch, Mr. Jones, Mr. Millham and Ms. Aguilera, and Mr. Hirsch will serve as its chairperson. The nominating and governance committee will assist our Board in selecting individuals qualified to become our directors and in determining the composition of our Board and its committees. Our Board adopted a nominating and governance committee charter, which details the principal functions of the nominating and governance committee, including:

•	identifying, recruiting and recommending to the full Board qualified candidates for election as directors and recommending a slate of nominees for election as directors at our annual general meeting of shareholders;

•	developing and recommending to our Board corporate governance guidelines as set forth in our rules of the Board, including the committee’s selection criteria for director nominees, and implementing and monitoring such guidelines;

•	overseeing compliance with legal and regulatory requirements applicable to us;

•	reviewing and making recommendations on matters involving the general operation of our Board, including board size and composition, and committee composition and structure;

•	recommending to our Board nominees for each committee of our Board;

•	annually facilitating the assessment of our Board’s performance as a whole and of the individual directors, and the performance of our Board’s committees as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	overseeing our Board’s evaluation of executive officers.

Code of Business Conduct and Ethics

Upon the completion of this offering, our Board will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Only our nominating committee will be able to grant (subject to applicable law) any waiver of our code of business conduct and ethics for our executive officers or directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations. Our code of business conduct and ethics will include the whistleblower policy as contemplated in the DCGC.

Rules on Insider Trading

Pursuant to SEC rules and the rules contained in the Dutch Financial Supervision Act (Wet op het financieel toezicht (“FSA”)) intended to prevent market abuse, we adopted an internal code on inside information in respect of the holding of and carrying out of transactions by directors, employees and others who qualify as insiders in our shares or in financial instruments the value of which is based on the value of our shares.

In connection with this offering, our directors and certain of our officers and shareholders will also be subject to Section 16 of the Exchange Act and related SEC rules that require the reporting of beneficial ownership of, and transactions in, our shares to the SEC, as well as applicable notification rules under the FSA.

Executive Compensation

Compensation Discussion and Analysis

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our stakeholders in a way that allows us to attract and retain the best executive talent. Our Board intends to reconstitute its compensation committee upon the completion of this offering to be comprised of the directors indicated above. See “—Board Committees—Compensation Committee.” Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers following the completion of this offering. We anticipate that the compensation committee will design a compensation program that rewards, among other things, favorable shareholder returns, share appreciation, our competitive position within our segment of the lodging industry, and each executive officer’s long-term career contributions to our company. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve us. We expect that compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards and long-term cash and equity incentives measured by performance targets to be established by our compensation committee. We will pay base salaries and annual bonuses and expect to issue an aggregate of             restricted shares under our equity incentive plan to our executive officers, effective upon the completion of this offering. These awards under our equity incentive plan will be granted to recognize such individuals’ efforts on our behalf in connection with this offering and to provide a retention element to their compensation.

Our “named executive officers” during 2014 are expected to be: Bruce D. Wardinski, our Chairman and Chief Executive Officer, Alexander Stadlin, our Chief Operating Officer, and Omar Palacios, our Chief Financial Officer.

Executive Officer Compensation

The following is a summary of the elements of and amounts expected to be paid under our compensation plans for fiscal year 2014. Because we were only recently formed in August 2013, meaningful individual compensation information is not available for prior periods.

The anticipated annualized 2014 compensation for each of our executive officers listed in the table below was determined based on a review of publicly-disclosed compensation packages of executives of other public real estate companies and negotiations with the executive officers. We retained FPL Associates L.P., a compensation consultant, to provide recommendations to our Board regarding the structure of our executive compensation program and our equity incentive plan, among other matters.

Annual Base Salary

Annual base salary will be designed to compensate our executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, we expect that our compensation committee will consider each executive’s role and responsibility, unique skills, future potential with us, salary levels for similar positions in our target market and internal pay equity.

Annual Cash Bonus

Annual cash bonuses will be designed to incentivize our executive officers at a variable level of compensation based on our performance and the performance of such individual. In connection with our annual cash bonus decisions, we expect that our compensation committee will determine annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonuses will be designed to reward the achievement of specific, pre-established financial and operational objectives.

Equity Awards

We will provide equity awards pursuant to our equity incentive plan. Equity awards will be designed to focus our executive officers on and reward them for achieving our long-term goals and enhancing shareholder value. In determining equity awards, we anticipate that our compensation committee will take into account our overall financial performance and the individual’s contribution towards that performance. The awards of restricted shares expected to be made under our equity incentive plan upon the completion of this offering will be granted to recognize such individuals’ efforts on our behalf in connection with this offering and to provide a retention element to their compensation.

Retirement Savings Opportunities

All eligible employees within the United States will be able to participate in our 401(k) Retirement Savings Plan (the “401(k) plan”). We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution. We do not intend to provide an option for our employees to invest in our shares through the 401(k) plan. Our employees outside of the United States will be able to participate in similar retirement plans that are available in their respective jurisdictions.

Health and Welfare Benefits

We intend to provide a competitive benefits package to all full-time employees within the United States which is expected to include health and welfare benefits, such as medical, dental, disability insurance and life insurance benefits. The plans under which these benefits will be offered are not expected to discriminate in scope, terms or operation in favor of executive officers and will be available to all full-time employees.

Summary Compensation Table

The following table sets forth the annual base salary and other compensation expected to be payable to each of our named executive officers on an annualized basis for 2014. Our subsidiary Playa Management USA, LLC has entered into an employment-related arrangement with Mr. Wardinski, our Chairman and Chief Executive Officer. See “—Employment Agreements.”

Name	Year	Salary ($)(1)	Bonus ($)(2)	Share Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Bruce D. Wardinski Chairman and Chief Executive Officer	2014	$	$	$	$	$	$
Alexander Stadlin Chief Operating Officer	2014	$	$	$	$	$	$
Omar Palacios Chief Financial Officer	2014	$	$	$	$	$	$

(1)	Salary is presented on an annualized basis.
(2)	Bonuses for 2014 will be awarded by our compensation committee after the end of this fiscal year based on a combination of individual and corporate performance.

2014 Equity Incentive Plan

Our Board adopted, and our general meeting of shareholders approved, our equity incentive plan for the purpose of attracting and retaining directors who are not employees of us or our subsidiaries (which we refer to as “non-employee directors”), employees, officers and service providers for us and for our subsidiaries and affiliates, and to stimulate their efforts toward our continued success, long-term growth and profitability. Our equity incentive plan provides for the grant of options to purchase our ordinary shares, share awards (including restricted shares and restricted share units), share appreciation rights, performance awards and other equity-based awards. We have reserved a total of                  ordinary shares for issuance pursuant to our equity incentive plan (which number includes the                  restricted shares to be issued under our equity incentive plan upon the completion of this offering and                  ordinary shares reserved for potential future issuance), subject to certain adjustments set forth in our equity incentive plan. This summary is qualified in its entirety by the detailed provisions of our equity incentive plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration of our Equity Incentive Plan

Our equity incentive plan will be administered by our compensation committee, and our compensation committee will determine all terms of awards under our equity incentive plan. Each member of our compensation committee that administers our equity incentive plan will be both a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and an “outside director” within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Our compensation committee will also determine who will receive awards under our equity incentive plan, the type of award and its terms and conditions and the number of ordinary shares subject to the award, if the award is equity-based. Our compensation committee will also interpret the provisions of our equity incentive plan. During any period of time in which we do not have a compensation committee, our equity incentive plan will be administered by our Board or another committee appointed by our Board. References below to our compensation committee include a reference to our Board or another committee appointed by our Board for those periods in which our Board or such other committee appointed by our Board is acting.

Eligibility

All of our employees and the employees of our subsidiaries and affiliates are eligible to receive awards under our equity incentive plan. In addition, our non-employee directors may receive awards under our equity incentive plan. Incentive share options, however, are only available to our employees.

Share Authorization

The number of ordinary shares that may be issued under our equity incentive plan is                 (which number includes the restricted shares to be issued under our equity incentive plan upon the completion of this offering and                 ordinary shares reserved for potential future issuance). In connection with share splits, distributions, recapitalizations and certain other events, our Board will make proportionate adjustments that it deems appropriate in the aggregate number of ordinary shares that may be issued under our equity incentive plan and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any ordinary shares, the ordinary shares subject to such awards will again be available for purposes of our equity incentive plan.

The maximum number of ordinary shares subject to options or share appreciation rights that can be issued under our equity incentive plan to any person is                 ordinary shares in any single calendar year. The maximum number of ordinary shares that can be issued under our equity incentive plan to any person other than pursuant to an option or share appreciation right is                 ordinary shares in any single calendar year. The maximum amount that may be earned as an annual incentive award or other cash award in any calendar year by any one person is $         million and the maximum amount that may be earned as a cash-settled performance award or other cash award in respect of a performance period by any one person is $         million.

No awards under our equity incentive plan were outstanding prior to the completion of this offering. The initial awards described above under “—Executive Compensation—Compensation Discussion and Analysis” will become effective upon the completion of this offering.

Share Usage

Ordinary shares that are subject to awards will be counted against our equity incentive plan share limit as one share for every one share subject to the award. The number of shares subject to any share appreciation rights awarded under our equity incentive plan will be counted against the aggregate number of shares available for issuance under our equity incentive plan regardless of the number of shares actually issued to settle the share appreciation right upon exercise.

No Repricing

Except in connection with certain corporate transactions, no amendment or modification may be made to an outstanding share option or share appreciation right, including by replacement with or substitution of another award type, that would reduce the exercise price of the share option or share appreciation right or would replace any share option or share appreciation right with an exercise price above the current market price with cash or another security, in each case without the approval of our shareholders (although appropriate adjustments may be made to outstanding share options and share appreciation rights to achieve compliance with applicable law, including the Code.

Options

Our equity incentive plan authorizes our compensation committee to grant incentive share options (under Section 422 of the Code) and options that do not qualify as incentive share options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of the ordinary shares on the date on which the option is granted. If we were to grant incentive share options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our ordinary shares on the date of grant.

The term of an option cannot exceed 10 years from the date of grant. If we were to grant incentive share options to any 10% shareholder, the term cannot exceed five years from the date of grant. Our compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by our compensation committee.

The exercise price for any option or the purchase price for restricted shares is generally payable (1) in cash or cash equivalents, (2) to the extent the award agreement provides and subject to certain limitations set forth in the equity incentive plan, by the surrender of ordinary shares (or attestation of ownership of such shares) with an aggregate fair market value on the date on which the option is exercised equal to the exercise or purchase price, (3) with respect to an option only, to the extent the award agreement provides and subject to certain limitations set forth in the equity incentive plan, by payment through a broker in accordance with procedures established by us or (4) to the extent the award agreement provides and/or unless otherwise specified in an award agreement, any other form permissible by applicable laws, including net exercise and service to us.

Share Awards

Our equity incentive plan also provides for the grant of share awards (which includes restricted shares and share units). An award of ordinary shares may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. A participant who receives restricted shares will have all of the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares, except that our Board may require any dividends to be reinvested in shares. A participant who receives share units will have no such rights. During the period, if any, when share awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging, exchanging, hypothecating or otherwise encumbering or disposing of his or her award shares.

Share Appreciation Rights

Our equity incentive plan authorizes our compensation committee to grant share appreciation rights that provide the recipient with the right to receive, upon exercise of the share appreciation right, cash, ordinary shares or a combination of the two. The amount that the recipient will receive upon exercise of the share appreciation right generally will equal the excess of the fair market value of our ordinary shares on the date of exercise over the fair market value of our ordinary shares on the date of grant. Share appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Share appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a share appreciation right cannot exceed 10 years from the date of grant.

Performance Awards

Our equity incentive plan also authorizes our compensation committee to grant performance awards. Performance awards represent the participant’s right to receive a compensation amount, based on the value of the ordinary shares, if performance goals established by our compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award. Performance goals may relate to our financial performance, the participant’s performance or such other criteria determined by our compensation committee. If the performance goals are met, performance awards will be paid in cash, ordinary shares or a combination thereof.

Bonuses

Cash performance bonuses payable under our equity incentive plan may be based on the attainment of performance goals that are established by our compensation committee and relate to one or more performance criteria described in our equity incentive plan. Cash performance bonuses must be based upon objectively determinable bonus formulas established in accordance with the terms of our equity incentive plan.

Dividend Equivalents

Our compensation committee may grant dividend equivalents in connection with the grant of certain equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations and may be payable in cash, ordinary shares or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents. No dividend equivalent rights can be granted in tandem with an option or share appreciation right.

Recoupment

Award agreements for awards granted pursuant to our equity incentive plan may be subject to mandatory repayment by the recipient to us of any gain realized by the recipient to the extent the recipient is in violation of or in conflict with certain agreements with us (including but not limited to an employment or non-competition agreement) or upon termination for “cause” as defined in our equity incentive plan, applicable award agreement, or any other agreement between us and the grantee. Forfeiture or reimbursement also applies (1) if we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws or (2) if an award was earned or vested based on achievement of pre-established performance goals that are later determined, as a result of the accounting restatement, not to have been achieved, as the case may be. Awards are also subject to mandatory repayment to the extent the grantee is or becomes subject to any clawback under Dutch law or any other recoupment right we may have.

Change in Control

If we experience a change in control in which outstanding awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity: (1) except for performance awards, all restricted shares and restricted share units will vest and the underlying ordinary shares and all dividend equivalent rights will be delivered immediately before the change in control; or (2) at our Board’s discretion, either all options and share appreciation rights will become         exercisable         days before the change in control and terminate upon the change in control, or all options, share appreciation rights, restricted shares and share units will be cashed out before the change in control. In the case of performance awards denominated in ordinary shares, if more than half of the performance period has lapsed, the awards will be converted into restricted shares based on actual performance to date. If less than half of the performance period has lapsed, or if actual performance is not determinable, the awards will be converted into restricted shares assuming target performance has been achieved.

In summary, a change in control under our equity incentive plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, 50% or more of the total combined voting power of our outstanding securities;

•	our shareholders approve a reorganization or merger, unless (1) the holders of our voting shares immediately prior to the merger own a majority of the combined voting power of the securities in the surviving entity or its parent or (2) no person owns 50% or more of the shares of the surviving entity or the combined voting power of our outstanding voting securities;

•	we sell or dispose of all or substantially all of our assets; or

•	incumbent directors on our Board cease for any reason to constitute a majority of our Board, treating any individual whose election or nomination was approved by a majority of the incumbent directors as an incumbent director for this purpose.

Adjustments for Share Splits and Similar Events

The compensation committee will make appropriate adjustments in outstanding awards and the number of ordinary shares available for issuance under our equity incentive plan, including the individual limitations on awards, to reflect share splits and other similar events.

Section 162(m) of the Code

Section 162(m) of the Code limits publicly-held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their chief executive officer and their three highest compensated executive officers (other than the chief financial officer) determined at the end of each year, referred to as covered employees. However, performance-based compensation is excluded from this limitation. Our equity incentive plan is designed to permit our compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), but it is not required under our equity incentive plan that awards qualify for this exception.

To qualify as performance-based:

(i)	the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

(ii)	the performance goal under which compensation is paid must be established by a compensation committee comprised solely of two or more directors who qualify as outside directors for purposes of the exception, and our compensation committee is expected to meet this requirement;

(iii)	the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by shareholders before payment is made; but the approval of the equity incentive plan will constitute approval of the materials terms of the compensation granted thereunder; and

(iv)	the compensation committee must certify in writing before payment of the compensation, that the performance goals and any other material terms were in fact satisfied.

Amendment or Termination

Our Board may amend, suspend or terminate our equity incentive plan at any time; provided that no amendment, suspension or termination may adversely impair the benefits of participants with outstanding awards without the participants’ consent or violate our equity incentive plan’s prohibition on repricing. Our shareholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our shareholders also must approve any amendment that changes the no-repricing provisions of our equity incentive plan. Our equity incentive plan does not have a term, but may be terminated by our Board at any time.

Employment Agreements

Our subsidiary Playa Management USA, LLC previously entered into employment agreements with Bruce Wardinski, our Chairman and Chief Executive Officer, and Kevin Froemming, our Chief Marketing Officer. These employment agreements provide for a base salary, incentive compensation and other benefits and certain benefits in the event of termination of employment under certain circumstances. We are currently evaluating whether these agreements will be amended and restated in connection with this offering and whether we will enter into agreements with any of our other executive officers.

401(k) Plan

Upon the completion of this offering, we intend to continue our existing 401(k) plan that provides employees within the U.S. with an opportunity to save for retirement on a tax advantaged basis. Employees will be able to participate in the 401(k) plan after              days of employment and are able to defer compensation up to the limits established by the U.S. Internal Revenue Service. We currently match     % of each employee’s contributions up to a maximum match contribution of     % of such employee’s salary, although we, in our sole discretion, may at any time or from time-to-time determine to discontinue matching employee contributions or change the level at which we make any matching contributions. Our contributions vest over time. The employee contributions and our match will be invested in selected investment alternatives according to the employee’s directions. The 401(k) plan and its trust are intended to qualify under Sections 401(a) and 501(a) of the Code as a tax qualified retirement plan. Contributions to the 401(k) plan and earnings on those contributions are not taxable to the employee until distributed from the 401(k) plan and matching contributions are deductible by us when made subject to applicable Code limits.

Potential Payments Upon Termination or Change-in-Control

The amount of compensation payable to our named executive officers upon termination by us for cause, voluntary resignation by the executive for good reason (including following changes of control), termination by us without cause (including following changes of control), and termination in the event of permanent disability or death of the executive is set forth above in “—Executive Compensation—Employment Agreements.” We expect that the compensation payable (if any) to our named executive officers upon such terminations will be paid in a single lump sum. The compensation and other benefits owed to such officers will be conditioned upon the executive’s continued compliance with the non-competition, non-solicitation, confidentiality and other covenants contained in the employment agreement. All of the foregoing benefits are conditioned upon the executive’s execution of a general release of claims.

The following table summarizes the potential cash payments and estimated equivalent cash value of benefits that will be generally owed to our named executive officers under the terms of their employment agreements described above, if applicable, upon termination of those agreements under various scenarios as of December 31, 2014:

Name	For Cause(1)	Termination Without Cause/ Resignation For Good Reason(1)	Termination Without Cause/ Resignation For Good Reason upon a Change in Control(1)	Death/ Disability
Bruce D. Wardinski	$	$	$	$
Alexander Stadlin	$	$	$	$
Omar Palacios	$	$	$	$

(1)	Includes annualized 2014 salary.

Director Compensation

Under Dutch law and our articles of association, the general meeting of shareholders must adopt a compensation policy for directors. Our Board determines the compensation of our directors in accordance with the compensation policy. The compensation of the executive director is determined by our Board without the executive director being present, however, Mr. Wardinski will not receive any compensation for his service as a director but is compensated for his service as Chairman and Chief Executive Officer as described in the section “—Executive Compensation.” Our Board will, prior to the completion of this offering, submit a proposal to our general meeting of shareholders setting forth the compensation of directors in the form of shares or options. The proposal must include the maximum number of shares or options to be granted to the directors and the criteria for granting such shares or options.

We have not paid any cash compensation or granted any equity-based awards to any directors, except Mr. Jones. Upon the completion of this offering, each of our non-employee directors will receive an initial grant

of                 ordinary shares, which are expected to vest             . Thereafter, each of our non-employee directors will receive an annual grant of ordinary shares with a value of $        , which are expected to vest             , and an annual cash retainer of $60,000 for services as a director. Our Lead Independent Director will receive an additional annual cash retainer of $         and the chair of the audit committee will receive an additional annual cash retainer of $15,000. Each non-employee director will be entitled to elect to receive their annual cash retainers in the form of ordinary shares at their value on the grant date. Directors who are our employees or are employees of our subsidiaries, or are otherwise not considered to be independent under the applicable rules of the NYSE, will not receive compensation for their services as directors. All of our directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of Board duties.

Share Ownership Guidelines

We believe that equity ownership by our directors and officers can help align their interests with our stakeholders’ interests. To that end, we expect to adopt formal share ownership guidelines applicable to all of our directors and named executive officers. On an annual basis, we expect to evaluate the ownership status of our directors and named executive officers.

Our Chief Executive Officer will be required to own shares equal in value to at least             times his or her base salary. Each of our other named executive officers is required to own shares equal to at least             times his or her base salary. Our Chief Executive Officer and other named executive officers must comply with the ownership requirement within         years of being so named.

Our share ownership guidelines with respect to our directors will require share ownership by our directors of five times the annual base cash retainer, to the extent such director receives securities in connection with service on our Board. Directors must comply with the ownership requirement within                 years of becoming a member of our Board and are required to hold shares at this level while serving as a director. The share ownership of Farallon will be attributed to each of Messrs. Hirsch and Millham and the share ownership of Hyatt will be attributed to Mr. Haggerty for purposes of determining compliance with the share ownership guidelines.

The nominating and governance committee may waive the share ownership requirements in the event of financial hardship or other good cause.

Indemnification of Directors and Executive Officers

Under Dutch law, directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of our articles of association and/or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

Our articles of association provide that we shall indemnify each current or former director and executive officer (each an “indemnified person”) against:

•	any financial losses or damages incurred by such indemnified person; and

•	any expense reasonably paid or incurred by such indemnified person in connection with any threatened, pending or completed suit, claim, action or legal proceedings, whether civil, criminal, administrative or investigative and whether formal or informal, in which such indemnified person becomes involved, in each case to the extent such financial losses, damages or expenses relate to such indemnified person’s position with us, in each case to the fullest extent permitted by applicable law, unless it has been established that:

•	the act or omission of such indemnified person was material to the matter giving rise to such losses, damages or expenses and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	such indemnified person actually received an improper personal benefit in the form of money, property or services;

•	such indemnified person’s financial losses, damages and/or expenses (as applicable) are covered by an insurance policy maintained by us and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so), in each case to the extent of such settlement (or proposed settlement); or

•	with respect to any criminal action or proceeding, such indemnified person had reasonable cause to believe that his or her conduct was unlawful;

provided, however, that we will (i) have no obligation to indemnify such indemnified person for a proceeding by or in the right of our company for reasonable expenses and liabilities incurred by such indemnified person, or on behalf of such indemnified person, if it has been determined that such indemnified person is liable to us with respect to such proceeding and (ii) have no obligation to indemnify or advance expenses of an indemnified person for a proceeding brought by such indemnified person against us, except for a proceeding brought to enforce indemnification under our articles of association, a resolution of our Board or an agreement approved by our Board.

In addition to the indemnification provision in our articles of association, we intend to enter into indemnification agreements with each of our executive officers and directors that will obligate us to indemnify them to the maximum extent permitted by Dutch law.

Without limiting any other provisions of the indemnification provisions of our articles of association or the above referenced indemnification agreements, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as our director, officer or employee, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

We must pay all indemnifiable expenses in advance of the final disposition of any proceeding if the director or executive officer furnishes us with a written affirmation of the director’s or executive officer’s good faith belief that the standard of conduct necessary for indemnification by us has been met and a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification by us.

Rule 10b5-1 Sales Plans

In the future, our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our ordinary shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and applicable securities laws. Prior to 180 days after the date of this prospectus (subject to potential extension or early termination), the sale of any shares under a Rule 10b5-1 plan or otherwise would be prohibited by the lock-up agreement that the director or executive officer has entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

Upon the completion of this offering, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation Transactions

In August 2013, we completed our Formation Transactions, which included (i) the consolidation and transfer to us of the ownership of certain resorts that were owned by our prior parent, (ii) the repayment of all the existing indebtedness related to such resorts, (iii) the acquisition of Real Resorts, including the resort management company, (iv) the issuance of the Initial Notes (as defined below), (v) entering into our Senior Secured Credit Facility and (vi) entering into a strategic relationship with Hyatt. Additionally, concurrent with our Formation Transactions, we cancelled a number of intercompany loans with entities that were no longer our subsidiaries following completion of our Formation Transactions. Certain intercompany loans with entities that remain our subsidiaries remain in place.

The significant elements of our Formation Transactions included:

•	the acquisition of the Contributed Resorts;

•	the acquisition of Real Resorts, which owned four resorts in Mexico and a resort management company;

•	the acquisition of our Jamaica resort;

•	an investment in us by Hyatt of $325 million in cash in exchange for our ordinary and preferred shares;

•	the consummation of our Senior Secured Credit Facility consisting of a $375 million Term Loan and our $25 million undrawn Revolving Credit Facility, which commitment was subsequently increased to $50 million; and

•	the August 2013 issuance of an aggregate of $300 million of our Senior Notes due 2020 (the “Initial Notes”), which series of notes was reopened in February 2014 with our issuance of additional Senior Notes due 2020 with an aggregate principal amount of $75 million (the “Additional Notes”).

See the section titled “Structure and Formation of Our Company” for additional information regarding our Formation Transactions.

Share Exchange and Redemption of Convertible Loans

In connection with our Formation Transactions, certain shareholders of our prior parent redeemed and exchanged their shares, including shares they received immediately prior to the completion of our Formation Transactions in exchange for convertible loans held by them, for our shares. Our Chairman and Chief Executive Officer, Bruce D. Wardinski, Farallon and certain other shareholders were shareholders of our prior parent and exchanged their respective shares of our prior parent in exchange for our shares as part of this share exchange and reorganization.

Employment Agreements

On December 1, 2010, our subsidiary Playa Management USA, LLC entered into an employment agreement with our Chairman and Chief Executive Officer, Bruce D. Wardinski. On November 8, 2013, such subsidiary entered into an employment agreement with our Chief Marketing Officer, Kevin Froemming. See “Management—Executive Compensation—Employment Agreements” regarding these employment agreements. We are currently evaluating whether these agreements will be amended and restated in connection with this offering and whether we will enter into agreements with any of our other executive officers.

Sub-lease Agreement

Playa Management USA, LLC, one of our asset management and resort management subsidiaries (“Playa USA”), entered into a sub-lease agreement with Barceló Crestline, an affiliate of our prior parent, dated as of February 15, 2012, for office space in Fairfax, Virginia. Barceló Crestline leases the office space from an entity that is owned by Bruce D. Wardinski, our Chairman and Chief Executive Officer. The sub-lease consideration is based on the number of rentable square feet occupied by Playa USA relative to the total number of square feet under the lease agreement, as well as Playa USA’s allocable share of operating costs, such as utility costs and common area costs. As of June 30, 2014, Playa USA sub-leased approximately 11,000 square feet of office space and the annualized amount payable by it is approximately $1.1 million, which includes amounts related to certain shared administrative functions, such as information technology, human resources, mailroom, payroll and certain leasehold improvements. Of this amount, approximately $433,000 is payable annually to the entity owned by our Chairman and Chief Executive Officer.

Office Space Lease

Certain of our Mexican subsidiaries, which we acquired from the BD Real Shareholder in our Formation Transactions, entered into three lease agreements with an affiliate of the BD Real Shareholder on December 1, 2009 and one lease agreement on May 2, 2011, pursuant to which the subsidiaries lease office space in Cancún, Mexico. Pursuant to the lease agreements, each subsidiary leases 200 square meters of an 800 square meter office used by Playa USA and Mexican corporate personnel. The lease agreements expire in May 2018 and our subsidiaries may terminate the agreements at any time with 60 days’ notice. The current annual lease payment under the lease agreements is, in the aggregate, approximately $166,500, including approximately $29,000 for the allocable share of maintenance costs.

Hyatt Agreements

Subscription Agreement

On July 15, 2013, we entered into a subscription agreement with HI Holdings Playa, a wholly-owned subsidiary of Hyatt Hotels Corporation (the “Subscription Agreement”). Pursuant to the Subscription Agreement, HI Holdings Playa purchased from us 14,285,714 ordinary shares at a purchase price of $7.00 per share, for an aggregate purchase price of $100 million, and 26,785,714 preferred shares, at a purchase price of $8.40 per share, for an aggregate purchase price of $225 million. See “—Preferred Shares” for further discussion of Hyatt’s purchase of our preferred shares.

We agreed under the Subscription Agreement to indemnify HI Holdings Playa for any breaches of our representations, warranties and agreements in the Subscription Agreement, which indemnity is generally subject to (i) a deductible of $10 million and (ii) a cap of $50 million (other than for breaches of Company Fundamental Representations (as defined in the Subscription Agreement, including representations regarding valid issuance of our ordinary shares and preferred shares, our organization, our capitalization and due authorization of the transactions), for which our indemnification liability is capped at $325 million). The representations and warranties we made and our related indemnification obligations survive for varying periods from the closing date of the transactions contemplated in the Subscription Agreement (e.g., certain fundamental representations survive for 18 months following the closing date of the transactions and certain tax representations survive until the expiration of the applicable statute of limitations), and some indefinitely (e.g., certain representations as to title of property). In addition, we have agreed under the Subscription Agreement to indemnify HI Holdings Playa for:

•	losses arising from the lack of operating licenses and noncompliance with certain environmental regulations at certain of our resorts in the Dominican Republic (subject to a deductible of $500,000 and the $50 million cap described above);

•	losses suffered by HI Holdings Playa (including, without limitation, its pro rata share on an As-Converted Basis (as defined in the Investors Agreement) of losses suffered by us or certain of our subsidiaries) resulting from, based upon or related to, in whole or in part, any failure of us or certain of our subsidiaries or any other person that is or has been affiliated with us to (x) timely pay or reserve, or cause to be paid or reserved, all taxes required to be paid or reserved for by any of them in relation to activities, arrangements and transactions undertaken prior to August 9, 2013 to sell, market, promote or otherwise offer hotel rooms owned by us or certain of our subsidiaries (or any other person that is or has been affiliated with us) and (y) accurately prepare and timely file, or cause to be accurately prepared and timely filed, with the appropriate taxing authorities all required tax returns related thereto (subject to a cap of $20 million);

•	losses arising from or based upon any untrue statement or alleged untrue statement of a material fact (except to the extent based on information supplied by HI Holdings Playa) contained in the offering memorandum for our Initial Notes, any amendment or supplement thereto, or in any materials or information provided to investors in the offering of our Initial Notes by, or with the approval of, us in connection with the marketing of our Initial Notes (which indemnity will not be subject to any of the deductible and cap limitations referred to above); and

•	losses arising from our obligation to indemnify our prior parent for certain transaction-related taxes (which indemnity will not be subject to any of the deductible and cap limitations referred to above and which will be proportionally adjusted to HI Holdings Playa’s percentage ownership of our ordinary shares).

Any indemnity liability owed by us to HI Holdings Playa under the Subscription Agreement shall be payable, at our election, in immediately available funds and/or (so long as the Fair Market Value of our ordinary shares exceeds $3.50 per share (as adjusted for share splits, combinations and other similar events relating to the ordinary shares)) in additional ordinary shares. “Fair Market Value” shall be the amount agreed by us and HI Holdings Playa or, if no agreement is reached within 15 days of our election to pay in shares, by valuation experts appointed by the parties in accordance with a specified timetable.

The Subscription Agreement is governed by Dutch law, with any disputes arising thereunder subject to binding arbitration in accordance with the rules of the Netherlands Arbitration Institute.

Master Development Agreement

As part of our Formation Transactions, on August 9, 2013, we entered into a development agreement with Hyatt. This agreement grants us the right and obligation, under certain conditions, to enter into franchise agreements with Hyatt for all-inclusive resorts operated under the Hyatt All-Inclusive Resort Brands in the Development Market Area (i.e., Mexico, Costa Rica, the Dominican Republic, Jamaica and Panama (and possibly Cuba, depending on future legal developments relating to Hyatt’s and our ability to conduct business in Cuba)). During the Hyatt development agreement’s initial five-year term, which expires August 9, 2018, Hyatt is restricted from opening or operating another all-inclusive resort in the Development Market Area except with us. However, as an exception to this and as described below under “—Franchise and Related Agreements,” once a specified three-year period relating to a franchise agreement expires or is terminated, Hyatt is free to develop or license other all-inclusive resorts in the Area of Protection relating to the franchise agreement. We will present all-inclusive opportunities in the Development Market Area, whether we will own the resorts or manage them for third-party owners, to Hyatt for possible development under one or both of the Hyatt All-Inclusive Resort Brands. If Hyatt rejects the project, we may, subject to certain limitations, pursue the project under certain brands. We also have a development schedule to sign franchise and related agreements for, and to open, resorts under the Hyatt All-Inclusive Resort Brands in the Development Market Area, and if we fail to meet that schedule, Hyatt may terminate the development agreement and/or remove countries from the Development Market Area, in which case we could lose some or all of the benefits of our exclusive arrangement with Hyatt; however, our existing Hyatt franchise agreements would not terminate as a result of such loss of exclusivity.

Hyatt may also terminate the development agreement if any Hyatt franchise agreement is terminated under certain conditions related to our default. In addition, Hyatt may terminate the development agreement if we become a Brand Owner. A “Brand Owner” is any entity that (a) is a franchisor, licensor or owner of a Competing Brand (as defined below) or manages or otherwise operates hotels exclusively for the franchisor, licensor or owner of a Competing Brand (a “Brand Company”), (b) has an affiliate that is a Brand Company or (c) has a direct or indirect owner that is a Brand Company. A “Competing Brand” is a hotel concept or brand for all-inclusive hotels or resorts that has at least 12 hotels operating under that concept’s or brand’s trade name(s) anywhere in the world and that directly competes with any Hyatt All-Inclusive Resort Brand resort.

Pursuant to the development agreement, we agreed to convert six Initial Conversion Resorts. Five Initial Conversion Resorts have been converted or are in the process of being converted by us to one or both of the Hyatt All-Inclusive Resort Brands:

(1)	Hyatt Zilara Cancún (formerly THE Royal Cancún, which was converted to the Hyatt Zilara brand in late 2013);

(2)	Hyatt Ziva Los Cabos (formerly Barceló Los Cabos, which was converted to the Hyatt Ziva brand in late 2013);

(3)	Former Dreams Puerto Vallarta (currently closed for renovation and rebranding under the Hyatt Ziva brand, with reopening expected in December 2014);

(4)	Former Dreams Cancún (currently closed for expansion and rebranding under the Hyatt Ziva brand, with reopening expected in the fourth quarter of 2015); and

(5)	Former Ritz Carlton Golf & Spa Resort, Rose Hall, Jamaica (currently closed for expansion, renovation, repositioning and rebranding under the Hyatt Ziva and Hyatt Zilara brands, with reopening expected in November 2014).

We expect that the remaining Initial Conversion Resort will be identified and agreed upon by Hyatt and us in the near future, although no assurance can be given on the timing or success of our efforts.

Although the Hyatt All-Inclusive Resort Brands are new brands, we feel that our knowledge of and experience with all-inclusive resorts in the Development Market Area mitigate the risks of working with new brands. In addition, we continue to work with Hyatt to jointly determine and develop the initial aspects of the brand system and standards for the Hyatt All-Inclusive Resort Brands. Hyatt owns the intellectual property rights relating to the Hyatt All-Inclusive Resort Brands, but we will have rights to use certain innovations that Hyatt and we jointly develop for the Hyatt All-Inclusive Resort Brands.

We will present Hyatt an application for all-inclusive resort projects in the Development Market Area that we intend to operate under one of the Hyatt All-Inclusive Resort Brands, whether we will own the resort or manage it on behalf of third party owners. If Hyatt rejects the project, then we may, subject to certain limitations, pursue the project under certain brands. If Hyatt approves the project, then the hotel owner (whether us or a third party) will sign a franchise agreement and related agreements with Hyatt (and its affiliates) for the resort. If the resort is owned by a third party, we will, in addition, enter into a management agreement with such third party. The forms of those agreements are attached to the development agreement and described below.

Pursuant to the Hyatt development agreement, we are subject to the following restrictions.

Until (i) we have less than three franchise agreements in effect for the operation of Hyatt All-Inclusive Resort Brand resorts and (ii) Hyatt owns less than 15% (on a fully-diluted, as-converted basis) of our ordinary shares, we may not:

(a)

own, invest in, acquire, develop, manage, operate or lease, or become a licensee or franchisee with respect to, any all-inclusive resorts, wherever located, operating under any hotel concept or brand for all-inclusive hotels or resorts that is owned by or exclusively licensed to Marriott International, Inc., Hilton Worldwide Inc., Starwood Hotels & Resorts Worldwide, Inc., InterContinental Hotels Group,

Accor Hotels Worldwide or any of their respective affiliates or successors (the “Restricted Brand Companies”); or

(b)	invest in, accept an investment from, lend money to, accept a loan from, or participate in a joint venture or other arrangement with any Restricted Brand Company, except as expressly permitted under the Hyatt franchise agreements.

In addition, until August 9, 2018 (or earlier termination of the Hyatt development agreement), we may not own or operate, or authorize any other party (whether under a license or franchise from us or otherwise) to open or operate, any all-inclusive resort under a Playa-Developed Brand (as defined below) that (i) directly competes with one or both of the Hyatt All-Inclusive Resort Brands and (ii) is located in the Development Market Area. A “Playa-Developed Brand” is a hotel concept or brand developed by us, of which we are the franchisor, licensor or owner, or for which we are the exclusive manager or operator but does not include any existing hotel concept or brand that was or is acquired by us if we comply with the provisions of the following paragraph.

Until August 9, 2018 (or earlier termination of the Hyatt development agreement), if we wish to, or are approached by a third party to, participate in (whether as a franchisor, manager, owner or in any other capacity) any project to develop, convert or operate one or more all-inclusive resorts in the Development Market Area, we must submit an application for such resort to operate under a Hyatt All-Inclusive Resort Brand. If Hyatt rejects the project, then we may pursue such project, provided that doing so would be permitted under the terms of the previous two paragraphs.

In addition, until August 9, 2018 (or earlier termination of the Hyatt development agreement), if the franchise/license agreement or management agreement for Dreams Puerto Aventuras, Secrets Capri, Dreams Punta Cana, Dreams Palm Beach, THE Royal Playa del Carmen, Gran Caribe Real or Gran Porto Real expires (without renewal) or is terminated, or if such resort will be rebranded with a brand different from the brand existing at the time of the Hyatt development agreement but in the same market segment as one of the Hyatt All-Inclusive Resort Brands, we must notify Hyatt at least 180 days before such expiration, termination or rebranding, as applicable, and submit an application to Hyatt for such resort to become a Hyatt franchise.

Franchise and Related Agreements

Each of our subsidiaries that is an owner of an all-inclusive resort under development or operating under one or both of the Hyatt All-Inclusive Resort Brands in the Development Market Area will sign a franchise agreement and related services agreements with Hyatt governing the operation of that resort. We will manage all of those resorts under a management agreement with the Resort Owner, whether we are, or a third party is, the Resort Owner.

Under the Hyatt franchise agreement, Hyatt will grant the Resort Owner the right, and the Resort Owner will undertake the obligation, to use Hyatt’s hotel system and system standards to build or convert and operate the resort. Each franchise agreement has a 15-year term from the opening date and Hyatt has two options to extend the term for an additional term of five years each or 10 years in the aggregate. Hyatt provides initial and ongoing training and guidance, marketing assistance, and other assistance to the Resort Owner (and us as the resort’s manager) in connection with the resort’s development and operation. As part of this assistance, Hyatt will review and approve the initial design and related elements of the resort. Hyatt also will arrange for the provision of certain mandatory services, as well as (at the Resort Owner’s option) certain non-mandatory services, relating to the resort’s development and operation. In return, the Resort Owner agrees to operate the resort according to Hyatt’s operating procedures and its brand, quality assurance and other standards and specifications. This includes complying with Hyatt’s requirements relating to the central reservation system, global distribution systems and alternative distribution systems.

For the Initial Conversion Resorts, we will not pay any application fee, property improvement plan fee or other initial fee to Hyatt for the rights under the Hyatt franchise agreement. The Resort Owners for all other new

Hyatt All-Inclusive Resort Brand resorts in the Development Market Area, including us, will pay an application fee to Hyatt. The Resort Owners also will pay Hyatt an ongoing franchise fee for all Hyatt All-Inclusive Resort Brand resorts, including the Initial Conversion Resorts.

Pursuant to the Hyatt franchise agreements, unless terminated as described below, for a period of three years after we open a Hyatt All-Inclusive Resort Brand resort, Hyatt is restricted from opening or operating or authorizing any other party (whether under license or otherwise) to open and operate all-inclusive resorts in the related Area of Protection except with us. We are also restricted during this three-year period from opening or operating, within the Area of Protection of a resort, other all-inclusive resorts that compete with such resort under any brand or concept that has been developed by us or for which we are the licensors or exclusive operators, but we are expressly allowed to do so, under certain limited conditions, in respect of any existing brand or concept that has been acquired by us. See “—Master Development Agreement.” Once the three-year period relating to an Area of Protection under a franchise agreement expires or such franchise agreement is terminated, Hyatt is free to develop or license other all-inclusive resorts in the applicable Area of Protection, even under the Hyatt All-Inclusive Brands and even if the five-year restricted term under the development agreement has not expired. In addition, the three-year mutually restrictive period of any Area of Protection may be terminated by Hyatt after the development agreement’s termination or expiration, or by us at any time.

Pursuant to the Hyatt franchise agreements, we are subject to the following restrictions.

Until (i) we have less than three franchise agreements in effect for the operation of Hyatt-branded resorts and (ii) Hyatt owns less than 15% (on a fully-diluted, as-converted basis) of our ordinary shares, we may not:

(a)	own, invest in, acquire, develop, manage, operate or lease, or become a licensee or franchisee with respect to, any all-inclusive resorts, wherever located, operating under a Restricted Brand Company; or

(b)	invest in, accept an investment from, lend money to, accept a loan from, or participate in a joint venture or other arrangement with any Restricted Brand Company, except as expressly permitted under the Hyatt franchise agreements.

In addition, for the period ending three years after we open a Hyatt All-Inclusive Resort Brand resort (or earlier termination of the period), we may not open and operate any all-inclusive resort under a Playa-Developed Brand that (i) directly competes with the Hyatt All-Inclusive Resort Brand resort covered by the relevant franchise agreement and (ii) is located in the Area of Protection.

Pursuant to the Hyatt franchise agreements, subject to certain exceptions:(i) no transfer of shares in us (other than shares that are offered to the public or traded publicly) may be made to, directly or indirectly, a Restricted Brand Company, a Brand Owner or a Restricted Person, and (ii) Hyatt’s consent is required prior to any transfers of shares in us (other than shares that are traded publicly) that involve or result in the creation of a “direct or indirect controlling interest” (defined as the ownership of more than 50% of the shares in us, or in general, the effective control of the power to direct our management and policies) in us. Hyatt is entitled to withhold its consent unless certain conditions are met in connection with such transfer. With respect to the offer of shares in us to the public, Hyatt’s consent is not required provided that such offering does not result in the acquisition of a “direct or indirect controlling interest” in us by a Restricted Brand Company, a Brand Owner or a Restricted Person. With respect to the shares that are traded publicly, Hyatt’s consent is not required with respect to any transfers, provided that Hyatt may terminate the franchise agreements if any such transfer results in the acquisition of a “direct or indirect controlling interest” in us by a Restricted Brand Company, a Brand Owner or Restricted Person.

Hyatt may also terminate all of the Hyatt franchise agreements if either (i) the Hyatt franchise agreements for three or more Hyatt All-Inclusive Resort Brand resorts have been terminated, provided six or fewer Hyatt All-Inclusive Resort Brand resorts have been opened since the signing of the development agreement, or (ii) the Hyatt franchise agreements for 50% or more of the Hyatt All-Inclusive Resort Brand resorts (rounded up to the nearest whole number) have been terminated, provided seven or more Hyatt All-Inclusive Resort Brand resorts have opened since the signing of the development agreement. In addition, Hyatt may terminate the franchise agreements if we become a Brand Owner.

In addition to the Hyatt franchise agreement, each Resort Owner will sign the following other agreements with Hyatt pertaining to the development and operation of the new Hyatt All-Inclusive Resort Brand resort:

•	Under the trademark sublicense agreement, Hyatt will grant a sublicense to the Resort Owner to use the new Hyatt All-Inclusive Resort Brands and other proprietary marks, copyrighted materials, and know-how in the development and operation of the resort. The Resort Owner (and us as the resort’s manager) must follow the rules and standards that Hyatt periodically specifies pertaining to the use and protection of its intellectual property. The Resort Owner will pay Hyatt’s sublicensing fees.

•	Under the Gold Passport frequent stayer program agreement, Hyatt LACSA Services, Inc. (“Hyatt LACSA”) will provide the Resort Owner with various services related to the Hyatt Gold Passport® guest loyalty program (and its successor program) and the provision of preferences to the frequent guests of the Hyatt resorts. Participation in the program includes the agreement of each Resort Owner to allow the Hyatt Gold Passport® guest loyalty program members to earn points in connection with stays at the resort and redeem the points at the resort. Hyatt LACSA also will provide the Resort Owner with program services relating to various frequent flyer programs that various airlines operate. Participation in the program includes allowing members of the airline programs to earn miles in connection with their qualified stays at the resort and redeem miles at the resort. The Resort Owner will reimburse Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services and Hyatt LACSA (or its affiliates) will pay the Resort Owner a per-formula share of the revenue from stays by Hyatt Gold Passport® guest loyalty program members who use points to pay for their hotel accommodations.

•	Under the chain marketing services agreement, Hyatt LACSA will provide (or cause to be provided) various marketing services to the Resort Owner, including business leads, convention sales services, business sales service and sales promotion services (including the maintenance and staffing of Hyatt’s home office sales force and regional sales offices in various parts of the world), publicity, marketing to targeted, highly-valued frequent travelers via various methods of communication, arrangement of surveys designed to better understand motivation, satisfaction and needs of hotel guests, public relations, and all other group benefits, services and facilities, to the extent appropriate and caused to be furnished to other relevant participating hotels and resorts. The Resort Owner will reimburse Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

•	Under the reservations agreement, Hyatt LACSA will provide electronic and voice reservation services through the use of the following reservation methods and technologies: (a) telephone reservations arranged through the international reservation centers located, from time to time, in various locations throughout the world; (b) reservations through the global network of internet of Hyatt LACSA and its affiliates; and (c) reservations through connection to global distribution systems such as Amadeus/System One, Apollo/Galileo, Sabre (Abacus), and Worldspan. The reservations services also include the maintenance of the computers and related equipment and staffing of Hyatt LACSA’s (and its affiliates’) reservation centers located throughout the world and related research and development activities to support such reservation centers. The Resort Owner will reimburse Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

During the year ended December 31, 2013, we paid Hyatt approximately $0.3 million in fees pursuant to the Hyatt franchise and related agreements and approximately $1.8 million during the six-month period ended June 30, 2014.

See “Risk Factors—Risks Related to Our Business—Our relationship with Hyatt, including our development and franchise agreements with Hyatt, may not succeed. Disputes between Hyatt and us may arise. The Hyatt relationship is important to our business and in the event it does not succeed, the value of our portfolio could decline significantly, which could have a material adverse effect on us, including our financial condition, liquidity and results of operations.”

Investors Agreement

We are party to an investors agreement with our initial shareholders, including, among others, Bruce D. Wardinski, our Chairman and Chief Executive Officer, Farallon, and HI Holdings Playa (as amended, the “Investors Agreement”). The Investors Agreement, dated August 13, 2013, provides that at any time following the date that is six months after the completion of this offering, if either or both of HI Holdings Playa and Farallon has not less than $50 million of invested capital, then such person will have the right to require us to file a registration statement with the SEC related to the resale of their shares. Upon receipt of a demand notice, we must use reasonable best efforts to file the registration statement within 60 days. In addition, we must provide written notice to other parties to the agreement of the proposed filing of the registration statement no less than 20 days before the anticipated filing date and offer them the opportunity to include their shares on the registration statement, subject to certain limitations in the event the person demanding registration is undertaking an underwritten offering. We must use commercially reasonable efforts to keep the registration statement continuously effective, subject to certain limitations, until the earlier of (i) the date on which all of the shares included on the registration statement may be sold without registration pursuant to Rule 144 under the Securities Act, and (ii) the date on which all such shares have been sold. In addition, if we file a registration statement with the SEC with respect to the offering of our ordinary shares, whether sold by us or by one or more selling shareholders, subject to certain exceptions, our initial shareholders, including Mr. Wardinski, have the right to require us to register some or all of their shares. Subject to certain limitations, we have agreed to indemnify the equity owners included on the registration statement from liabilities related to the applicable registration statement. Upon the completion of this offering, the Investors Agreement will terminate and we will enter into a registration rights agreement with each of Mr. Wardinski, Farallon, HI Holdings Playa and our other existing shareholders that incorporates the above registration rights from the Investors Agreement. See “Shares Eligible for Future Sale—Registration Rights.”

Registration Rights Agreement

Upon the completion of this offering, we will enter into a registration rights agreement with each of HI Holdings Playa, Farallon, Bruce D. Wardinski, our Chairman and Chief Executive Officer, and our other existing shareholders pursuant to which they will each have the right to require us to register the resale by such holder of some or all of their ordinary shares, subject to certain exceptions. See “Shares Eligible for Future Sale—Registration Rights.”

Real Resort VAT Reimbursement

Pursuant to the master investment agreement pursuant to which we purchased Real Resorts, we are required to refund to the BD Real Shareholder certain VAT credits in an amount of approximately $6.3 million to which Real Resorts was or is entitled. We are required to pay such amounts as the VAT credits are refunded to us by the Mexican tax authorities, or as we use such VAT credits to offset our VAT payments, provided that we are required to refund to Real Resorts at least 25% of the total amount of VAT credits per year, regardless of whether such amounts have been refunded to us by the Mexican tax authorities or used to offset our VAT payments.

Preferred Shares

As part of our Formation Transactions, we issued an aggregate of 32,738,094 preferred shares with a nominal value of $0.01 each (or 16,369,047 preferred shares with a nominal value of €0.10 each after giving effect to the two-for-one reverse share split referred to herein). See “Description of Share Capital—Authorized and Outstanding Share Capital.” Approximately 82% of our outstanding preferred shares are owned by HI Holdings Playa and the remainder is owned by the BD Real Shareholder.

The preferred shares accumulate dividends at a rate of 10% per annum, compounded quarterly, on each January 15, April 15, July 15 and October 15. The dividend rate will increase to 12% on any preferred shares outstanding and any unpaid dividends accumulated thereon after August 9, 2015. All dividends are paid in the form of additional preferred shares valued at $16.80 per preferred share (giving effect to the two-for-one reverse share split referred to herein). The preferred shares also have, among other things, approval rights for the adoption of any amendment to our articles of association that specifically prejudices the rights of such preferred shares.

We expect that HI Holdings Playa and the BD Real Shareholder, the holders of all of our preferred shares, will agree that, upon the completion of this offering and with a portion of the net proceeds from this offering, we will repurchase all their preferred shares in full at a price per preferred share of $16.80 plus any accrued and unpaid dividends accumulated thereon. The total purchase price is estimated to be $             million. As soon as reasonably practicable after the repurchase, and subject to the mandatory two-month creditor opposition period, the preferred shares will be cancelled and no preferred shares will remain outstanding. Pursuant to the Deed of Amendment and Conversion, all references to preferred shares contained in our articles of association will be deemed removed therefrom upon cancellation of all preferred shares.

Senior Secured Credit Facility

Affiliates of the BD Real Shareholder participate as lenders in the Term Loan portion of our Senior Secured Credit Facility in the initial principal amount of $50 million in satisfaction of certain obligations in connection with our Formation Transactions. See “Description of Certain Indebtedness—Senior Secured Credit Facility” for more information about our Senior Secured Credit Facility and this participation by Inmobiliaria Turística Real, S. de R.L. de C.V. or one or more of its affiliates.

In connection with our Formation Transactions and pursuant to the agreement by which we acquired Real Resorts, we are also required to pay to an affiliate of the BD Real Shareholder, in 16 quarterly payments, additional cash consideration equal to the difference between (i) $1.125 million per quarter and (ii) any interest it receives under our Term Loan for such quarter. As of the date of this prospectus, we had          quarterly payments remaining.

Indemnification Agreements

Effective upon the completion of this offering, our articles of association will provide for certain indemnification rights for our directors and officers, and we will enter into an indemnification agreement with each of our executive officers and directors providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by Dutch law. See “Management—Indemnification of Directors and Executive Officers.”

Review, Approval or Ratification of Transactions with Related Persons

Upon the completion of this offering and consistent with Dutch law and our articles of association, we will adopt a code of business conduct and ethics that will prohibit directors and executive officers from engaging in transactions that may result in a conflict of interest with us. The code of business conduct and ethics will include a policy requiring that our Board review any transaction a director or executive officer proposes to have with us that could give rise to a conflict of interest or the appearance of a conflict of interest, including any transaction that would require disclosure under Item 404(a) of Regulation S-K. In conducting this review, our Board will be obligated to ensure that all such transactions are approved by a majority of our Board (including a majority of independent directors) not otherwise interested in the transaction and are fair and reasonable to us and on terms not less favorable to us than those available from unaffiliated third parties.

STRUCTURE AND FORMATION OF OUR COMPANY

In August 2013, we completed our Formation Transactions, which included (i) the consolidation and transfer to us of the ownership of certain resorts that were owned by our prior parent, (ii) the repayment of all the existing indebtedness related to such resorts, (iii) the acquisition of Real Resorts, including its resort management company, (iv) the issuance of the Initial Notes, (v) entering into our Senior Secured Credit Facility and (vi) entering into a strategic relationship with Hyatt.

The following transactions were part of our Formation Transactions:

•	We formed new entities in the Netherlands, Jamaica and St. Lucia as our subsidiaries in order to (i) add to our portfolio the resorts owned by Real Resorts and (ii) acquire our Jamaica resort.

•	We acquired from a subsidiary of our prior parent certain entities that owned one Dominican Republic resort commonly known as Dreams La Romana and two Mexico resorts commonly known as Dreams Puerto Aventuras and Hyatt Ziva Los Cabos and the entity that owned a U.S.-based asset management business related to the management of our resorts, in each case, for a purchase price equal to the book value of the acquired resorts. Prior to this acquisition, we already owned two Dominican Republic resorts commonly known as Dreams Palm Beach and Dreams Punta Cana and three Mexico resorts commonly known as Dreams Cancún, Dreams Puerto Vallarta and Secrets Capri. The agreement under which we acquired the new resorts contains limited seller representations and warranties related to due authorization and enforceability of the agreement and the transferability of interests in certain entities holding ownership interests in the property owners of the acquired resorts. In the event that such resorts were not properly transferred to us, then our sole remedy would be to make a claim related to breach of contract.

•	We acquired from our prior parent an entity known as Playa H&R Holdings B.V. As our wholly-owned subsidiary, Playa H&R Holdings B.V. was used to acquire the resort management company of Real Resorts, as described below, and also acted as the purchaser of the entity that owned the U.S.-based asset management business described in the above bullet point.

•	We acquired 100% of the equity interests of Playa Resorts Holding B.V. from our prior parent for an aggregate purchase price equal to $881.5 million. The purchase price we paid consisted of $470.8 million in cash and the issuance of our ordinary shares with a value equal to $410.7 million.

•	Certain of the shareholders of our prior parent redeemed their ownership interests in our prior parent in exchange for our ordinary shares.

•	From the $470.8 million of cash proceeds that our prior parent received in exchange for the equity interests in Playa Resorts Holding B.V., our prior parent repaid outstanding indebtedness of approximately $427.7 million related to the Contributed Resorts, including a $41.3 million swap breakage fee and accrued but unpaid interest. The outstanding balance of the indebtedness related to the Contributed Resorts was assumed by our prior parent so that the Contributed Resorts were released from any liabilities in relation to the indebtedness.

•	Hyatt purchased our ordinary shares and preferred shares with an aggregate equity value equal to $325 million in accordance with the terms of the Subscription Agreement. See “Certain Relationships and Related Party Transactions—Hyatt Agreements—Subscription Agreement.”

•	We entered into our Senior Secured Credit Facility, which consisted of (i) a $25 million Revolving Credit Facility (subsequently increased to $50 million) and (ii) a $375 million Term Loan. See “Description of Certain Indebtedness—Senior Secured Credit Facility.”

•	We consummated the offering of our Initial Notes in the aggregate principal amount of $300 million. See “Description of Certain Indebtedness—Senior Notes due 2020.”

•	We made investments that resulted in us, directly or indirectly, owning 100% of the equity interests of Real Resorts, which owns four Mexican resorts in Cancún and a resort management company. The aggregate amount we invested to acquire these entities was approximately $413.3 million (including amounts required to repay existing indebtedness relating to Real Resorts). The agreement relating to our investment in such entities includes standard seller representations and warranties with certain limitations. In the event that the applicable assets were not properly transferred to us, then our sole remedy may be to make a claim against the BD Real Shareholder.

•	We acquired our Jamaica resort for a total purchase price of approximately $66.2 million in cash. The agreement relating to such transaction contains representations and warranties from each of the existing property owner and the lender related to the due authorization of such agreement and additional representations and warranties from the owner regarding certain property and employee related matters. The representations and warranties in such agreement did not survive the closing of the transaction and were in form and content reflective of the “as is” nature of the transaction.

Upon the completion of our Formation Transactions, our portfolio consisted of (i) the all-inclusive Contributed Resorts previously owned by our prior parent, (ii) Real Resorts, which includes the resort management company that managed those resorts and (iii) our Jamaica resort.

On                     , 2014, Playa Hotels & Resorts B.V., a Dutch private limited liability company (besloten vennootschap), was converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Playa Hotels & Resorts N.V. pursuant to the Deed of Amendment and Conversion. As part of the Deed of Amendment and Conversion, a reverse share split of two-to-one was executed whereby every two ordinary shares (with a nominal value of $0.01) and every two preferred shares (with a nominal value of $0.01) were combined to one ordinary share (with a nominal value of €0.10) and one preferred share (with a nominal value of €0.10), respectively.

For a summary of our portfolio upon the completion of this offering, see “Our Business and Resorts—Our Portfolio.” The following chart depicts our structure and ownership after giving effect to the issuance and sale of the ordinary shares offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds,” assuming the underwriters do not exercise their option to purchase additional ordinary shares.

If the underwriters exercise their option to purchase additional ordinary shares in full, our officers, directors and employees, collectively, public shareholders, Farallon, HI Holdings Playa and other continuing shareholders are expected to own     %,     %,     %,     % and     %, respectively, of our outstanding ordinary shares. Share percentages referenced in this section exclude treasury shares. Other continuing shareholders consist of parties to the Investors Agreement, other than Farallon, HI Holdings Playa and Bruce D. Wardinski, our Chairman and Chief Executive Officer.

Determination of Offering Price

Prior to the completion of this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are the history and prospects for the lodging industry generally and the all-inclusive segment specifically, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income and cash flows, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the lodging industry and the all-inclusive segment and the economy in our markets as a whole. The initial public offering price will not necessarily bear any relationship to the book value of our properties and assets, our financial condition or performance or any other established criteria of value and may not be indicative of the market price for our ordinary shares after this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The terms of our Senior Secured Credit Facility and our Senior Notes due 2020 are summarized below.

Senior Secured Credit Facility

General

On August 9, 2013, our subsidiary, Playa Resorts Holding B.V., entered into a senior secured credit agreement with Deutsche Bank AG New York Branch, as Administrative Agent, L/C Issuer, Swing Line Lender and Mexican Collateral Agent, and the other lenders party thereto. Our Senior Secured Credit Facility currently consists of (i) a $50 million Revolving Credit Facility and (ii) a $375 million Term Loan.

Revolving Credit Facility

Our Revolving Credit Facility permits us to borrow up to a maximum aggregate principal amount of $50 million, which amounts may be borrowed, repaid and reborrowed during the term of our Revolving Credit Facility. Our Revolving Credit Facility may be used for working capital, capital expenditures, acquisitions, development and general corporate purposes. Borrowings are subject to the satisfaction of customary conditions, including absence of any default or event of default and the continuing accuracy of representations and warranties. As of June 30, 2014 and the date of this prospectus, there were no outstanding balances and approximately $         million, respectively, outstanding under the Revolving Credit Facility.

Term Loan

Under our Term Loan, we have borrowed $375 million, $325 million of which was funded in cash at the closing of the Term Loan and $50 million of which was initially issued to Inmobiliaria Turística Real, S. de R.L. de C.V. or one or more of its affiliates in satisfaction of certain obligations in connection with our Formation Transactions. As of June 30, 2014 and the date of this prospectus, there was approximately $372 million and $         million, respectively, outstanding under the Term Loan.

Maturities

Our Senior Secured Credit Facility closed substantially concurrently with the completion of our Formation Transactions and our Term Loan matures on August 9, 2019. Prior to the maturity date, our Term Loan amortizes on a quarterly basis, with quarterly principal payments due in the amount of $937,500 per quarter. Our Revolving Credit Facility matures on August 9, 2018.

Mandatory Prepayments

Commencing with the fiscal year ending December 31, 2014, we will be required to make mandatory prepayments on our Term Loan in an amount equal to a percentage of our excess cash flow (as defined in our Senior Secured Credit Facility) for each fiscal year. Such percentage will be 50% for any fiscal year in which our leverage ratio (as defined in our Senior Secured Credit Facility) is greater than 4.75:1.00, reduced to 25% for any fiscal year in which our leverage ratio is less than or equal to 4.75:1.00 and greater than 3.75:1.00 and further reduced to zero when our leverage ratio is less than or equal to 3.75:1.00. Our Senior Secured Credit Facility is also subject to customary mandatory prepayments for asset sales and casualty events (subject to certain exceptions, including for customary reinvestment rights) and issuances of any debt that is not otherwise permitted under our Senior Secured Credit Facility. Such mandatory prepayments shall be applied to the scheduled installments of principal in direct order of maturity.

Security

Our Senior Secured Credit Facility is secured by a first priority perfected security interest in (i) all hotel real property in Mexico on the closing date of our Senior Secured Credit Facility, (ii) certain personal property associated with such hotel properties and (iii) pledges of equity interests in Playa Resorts Holding B.V., Playa H&R Holdings, B.V., BD Real Resorts, S. de R.L. de C.V., Playa Management USA, LLC and certain of our subsidiaries that directly or indirectly own equity interests in any hotel property.

Interest

The interest rate of our Senior Secured Credit Facility is (i) if our Term Loan is maintained as a LIBOR-based loan, the sum of the applicable LIBOR rate plus a margin of 3.00% or, if our Term Loan is maintained as a base rate loan, the sum of the applicable base rate plus a margin of 2.00%, and (ii) if a loan under our Revolving Credit Facility is maintained as a LIBOR-based loan, the sum of the applicable LIBOR rate plus a margin of 3.75% or, if such a loan is maintained as a base rate loan, the sum of the applicable base rate plus a margin of 2.75%. LIBOR rates are elected at our option upon the completion of each interest period for periods of one, three or six months unless other periods are agreed to by the lenders. The base rate is equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of interest of the administrative agent, (iii) the one-month LIBOR rate plus 1.00%, and (iv) solely with respect to the initial Term Loan, 2.00%. Currently, the interest rate on the Term Loan is equal to                    .

Fees

In connection with the closing of our Senior Secured Credit Facility, we paid the lenders and arrangers certain upfront and arranger fees. In addition, with respect to our Revolving Credit Facility, we pay an unused commitment fee on the average daily undrawn amounts under our Revolving Credit Facility at a rate that varies between 0.25% and 0.50%, depending on the level of our secured leverage ratio in effect from time to time.

Financial Covenants

Our Senior Secured Credit Facility requires us to comply with the following financial covenants, which are tested quarterly on a trailing four quarter basis and are subject to certain rights to cure based on the receipt of cash proceeds of an equity issuance:

•	maintenance of a maximum secured leverage ratio (as defined in our Senior Secured Credit Facility) of 4.50:1.00 through December 31, 2014 and 4.00:1.00 thereafter; and

•	maintenance of a minimum interest coverage ratio (as defined in our Senior Secured Credit Facility) of 1.50:1.00 through December 31, 2014, 1.75:1.00 through June 30, 2015 and 2.00:1.00 thereafter.

Representations, Warranties and Non-Financial Covenants

Our Senior Secured Credit Facility contains certain representations and warranties, requires us to comply with certain affirmative covenants and contains certain negative covenants that limit, among other things, our ability and the ability of our subsidiaries (other than certain subsidiaries that may from time to time be designated as unrestricted subsidiaries) to:

•	incur indebtedness;

•	pay dividends or make certain other distributions or redeem equity interests;

•	make acquisitions and investments;

•	create liens or grant security interests;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	engage in transactions with affiliates;

•	prepay our Senior Notes due 2020 and certain other junior indebtedness; and

•	make capital expenditures.

Events of Default

Our Senior Secured Credit Facility also contains customary events of default, including but not limited to:

•	non-payment of principal, interest or fees;

•	breach of representations or warranties;

•	violations of covenants;

•	cross defaults with certain other indebtedness and agreements, including without limitation the Indenture governing our Senior Notes due 2020;

•	certain bankruptcy-related events; and

•	the occurrence of certain change in control transactions.

Guarantees

The borrowings under our Senior Secured Credit Facility are guaranteed by certain of our subsidiaries.

Senior Notes due 2020

On August 9, 2013, our subsidiary, Playa Resorts Holding B.V., issued $300 million in principal amount of our Senior Notes due 2020. On February 15, 2014, we issued an additional $75 million in principal amount of our Senior Notes due 2020. The terms and conditions of the Additional Notes are identical to the terms and conditions of the Initial Notes, other than issue date and issue price, and the Additional Notes vote together as a single class and constitute an additional issuance of, and form a single series with, the Initial Notes.

General

Our Senior Notes due 2020 are our senior unsecured obligations and are pari passu with all existing and future senior unsecured indebtedness of Playa Resorts Holding B.V.

Guarantee

Our Senior Notes due 2020 are guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that guarantee our Senior Secured Credit Facility or certain other indebtedness, subject to certain exceptions. The guarantees of certain of our subsidiaries will be such guarantors’ unsecured obligations and will be subordinated in right of payment only to their respective obligations under certain designated senior indebtedness.

Maturity

Our Senior Notes due 2020 will mature on August 15, 2020.

Interest

Interest on our Senior Notes due 2020 accrues at the rate of 8.000% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year.

Optional Redemption

On or after August 15, 2016, we may redeem our Senior Notes due 2020, in whole or in part, at any time, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2016	106.000%
2017	104.000%
2018	102.000%
2019 and thereafter	100.000%

In addition, we may redeem up to 35% of the aggregate principal amount of our Senior Notes due 2020 before August 15, 2016 with the net cash proceeds from certain equity offerings, including this offering, at a redemption price of 108.000% of the principal amount plus accrued and unpaid interest, if any, to the redemption date. We may also redeem some or all of our Senior Notes due 2020 before August 15, 2016 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium.

Mandatory Redemption

If we experience certain kinds of changes of control, we will be required to offer to purchase our Senior Notes due 2020 at 101% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Redemption for Taxation Reasons

If certain changes in the law of any relevant taxing jurisdiction would require us to pay additional amounts on our Senior Notes due 2020, we may redeem our Senior Notes due 2020 in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest and such additional amounts, if any, to the date of redemption.

Certain Covenants

The Indenture requires us to comply with certain negative covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur indebtedness;

•	declare or pay dividends, redeem shares or make other distributions to shareholders;

•	make investments;

•	create liens or grant security interests in our assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends or make certain other payments;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	engage in transactions with affiliates; and

•	sell or transfer assets.

Events of Default

The Indenture also contains customary events of default, including, but not limited to:

•	default for 30 days in the payment of interest;

•	default in the payment when due of principal of or premium, if any, on our Senior Notes due 2020;

•	breach of the covenant regarding mergers, consolidations or sale of assets;

•	failure to comply with the repurchase obligations under the Indenture;

•	failure to comply with certain other covenants;

•	cross defaults with certain other indebtedness and agreements aggregating in excess of $35 million, including without limitation our Senior Secured Credit Facility, if not cured, waived or rescinded within 60 days of acceleration;

•	failure to pay final judgments aggregating in excess of $35 million if such judgment is not paid, discharged or stayed for a period of 60 days;

•	certain bankruptcy-related events; and

•	certain guarantees of our Senior Notes due 2020 by a significant subsidiary being held unenforceable or invalid, subject to certain exceptions.

PRINCIPAL SHAREHOLDERS

Immediately prior to the completion of this offering there will be              ordinary shares outstanding and              ordinary shareholders of record and 16,369,047 preferred shares outstanding and two preferred shareholders of record. We expect to repurchase all of our outstanding preferred shares, which are held by the BD Real Shareholder and HI Holdings Playa, with a portion of the net proceeds from this offering, and we expect that such repurchased preferred shares will be cancelled as soon as reasonably practicable thereafter.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares with a nominal value of €0.10 immediately following the completion of this offering, taking into account our two-for-one reverse share split and the repurchase of all of our preferred shares, by (1) each of our directors and director nominees, (2) each of our executive officers, (3) all of our directors, director nominees and executive officers as a group and (4) each holder of five percent or more of our ordinary shares. This table assumes (i) the issuance of                 ordinary shares in connection with this offering, (ii) no additional purchases by any of the aforementioned holders and (iii) the underwriters do not exercise their option to purchase additional ordinary shares.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Unless otherwise indicated, the address of each person named below is c/o Playa Hotels & Resorts N.V., Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
Beneficial Owner	Number of Shares	Percentage of All Shares(1)		Number of Shares	Percentage of All Shares(2)
Executive Officers, Directors and Director Nominees
Bruce D. Wardinski			%			%
Alexander Stadlin			%			%
Omar Palacios			%			%
Kevin Froemming			%			%
David Camhi			%			%
Stephen G. Haggerty			%			%
Daniel J. Hirsch(3)(4)(5)			%			%
Hal Stanley Jones			%			%
Stephen L. Millham(6)			%			%
Isabel Aguilera			%			%
Arturo Sarukhan			%			%
All executive officers, directors, director nominees as a group (11 persons)			%			%

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
Beneficial Owner	Number of Shares (prior to reverse share split)	Percentage of All Shares(1)		Number of Shares (post reverse share split)	Percentage of All Shares(2)
Other 5% Shareholders
Cabana Investors B.V.(4)			%			%
Playa Four Pack, L.L.C.(5)			%			%
HI Holdings Playa B.V.(7)			%			%
Compañia Hotelera Gran Playa Real S. de R.L. de C.V.(8)			%			%
PHR Investments S.a.r.l.(9)			%			%

*	Less than 1.0%
(1)	Assumes ordinary shares are outstanding immediately prior to this offering (and includes the preferred shares on an as-converted basis).
(2)	Assumes ordinary shares are outstanding immediately following this offering (and excludes the preferred shares on an as-converted basis, as all of the preferred shares are expected to be repurchased and cancelled upon the completion of this offering with a portion of the net proceeds from this offering).
(3)	Mr. Hirsch’s address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(4)	The sole owner of Cabana Investors B.V. is Coöperatieve Cabana U.A. The sole owners of Coöperatieve Cabana U.A. are Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Farallon Capital Offshore Investors II, L.P. (collectively, the “Cabana Farallon Funds”). FP is the general partner of each of the Cabana Farallon Funds and may be deemed to beneficially own our ordinary shares indirectly owned by each of the Cabana Farallon Funds. As managing members of FP with the power to exercise investment discretion, each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly (collectively, the “Farallon Managing Members”) may be deemed to beneficially own our ordinary shares indirectly owned by each of the Cabana Farallon Funds. Each of FP, the Farallon Managing Members, Coöperatieve Cabana U.A. and the Cabana Farallon Funds disclaims beneficial ownership of our ordinary shares held by Cabana Investors B.V. All of the entities and individuals identified in this footnote disclaim group attribution. Daniel J. Hirsch, a Managing Member of FP, is a member of our Board. Cabana Investors B.V.’s address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(5)	FCM is the manager of Playa Four Pack, L.L.C. and may be deemed to beneficially own our ordinary shares held by Playa Four Pack, L.L.C. The sole owners of Playa Four Pack, L.L.C. are Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P. (collectively, the “Four Pack Farallon Funds”). FP is the general partner of each of the Four Pack Farallon Funds and may be deemed to beneficially own our ordinary shares indirectly owned by each of the Four Pack Farallon Funds. As managing members of each of FP and FCM with the power to exercise investment discretion, each of the Farallon Managing Members may be deemed to beneficially own our ordinary shares held by Playa Four Pack, L.L.C. and indirectly owned by each of the Four Pack Farallon Funds. Each of FP, FCM, the Farallon Managing Members and the Four Pack Farallon Funds disclaims beneficial ownership of our ordinary shares held by Playa Four Pack, L.L.C. All of the entities and individuals identified in this footnote disclaim group attribution. Daniel J. Hirsch, a Managing Member of each of FCM and FP, is a member of our Board. Playa Four Pack, L.L.C.’s address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(6)	Mr. Millham’s address is 2120 S. Blue Crane Drive, Jackson, WY 83001.
(7)

Beneficial ownership prior to this offering includes 13,392,857 preferred shares, which we expect to repurchase with a portion of the net proceeds from this offering. HI Holdings Playa B.V. is an indirect wholly-owned subsidiary of Hyatt Hotels Corporation. Hyatt Hotels Corporation and each of AIC Holding Co., Hyatt International Corporation and Hyatt International Holdings Co., each a direct or indirect wholly- owned subsidiary of Hyatt Hotels Corporation, may be deemed to beneficially own our ordinary shares held by HI Holdings Playa B.V.
(8)	Beneficial ownership prior to this offering includes 2,976,190 preferred shares, which we expect to repurchase with a portion of the net proceeds from this offering. Therefore, following the completion of this offering, the shareholder will no longer own any of our securities.
(9)	Following the completion of this offering, the shareholder will no longer own 5% or more of our ordinary shares.

DESCRIPTION OF SHARE CAPITAL

This section of the prospectus includes a description of the material terms of our articles of association and of applicable Dutch law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of our articles of association, which are attached as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the full text of our articles of association.

General

We were incorporated on March 28, 2013 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. On                     , 2014, by means of the Deed of Amendment and Conversion, we were converted into a public limited liability company (naamloze vennoootschap) and changed our legal name to Playa Hotels & Resorts N.V.

When we refer to our “articles of association” in this prospectus, we mean our articles of association as in effect as of the execution of the Deed of Amendment and Conversion.

We are registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel en Fabrieken) in Amsterdam, Netherlands under number 57593590. Our corporate seat is in Amsterdam, Netherlands and our registered office is at Prins Bernhardplein 200, 1097 JB Amsterdam, Netherlands.

Set forth below is a summary of relevant information concerning the material provisions of our articles of association and applicable Dutch law.

Authorized and Outstanding Share Capital

Our authorized share capital is             , divided into              ordinary shares and              preferred shares, each with a nominal value of €0.10. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. Upon the completion of this offering, assuming ordinary shares are sold in this offering (and the underwriters do not exercise their option to purchase additional shares) and the application of the net proceeds from this offering as described under “Use of Proceeds” and cancellation of all preferred shares by us, our issued share capital is expected to consist of              ordinary shares with a nominal value of €0.10. No preferred shares will remain issued and outstanding.

Pursuant to the Deed of Amendment and Conversion, all references to preferred shares in our articles of association, including as part of the authorized capital, will be deemed removed therefrom upon cancellation of all preferred shares.

Anti-Takeover Measures

Under Dutch law, protective measures against takeovers are permissible, within the boundaries set by Dutch statutory and case law. See “Risk Factors—Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid” and the table below in the section “—Differences in Corporate Law.”

Form of Ordinary Shares

Pursuant to our articles of association, our ordinary shares are registered shares.

Exchange Listing

We intend to apply for the listing of our ordinary shares on the NYSE under the symbol “                    .”

Transfer Agent and Registrar

Initial settlement of our ordinary shares offered in this offering is expected to take place on or about the completion date of this offering through The Depository Trust Company (“DTC”), in accordance with its customary settlement procedures for equity securities. Each person investing in ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ordinary shares.

We will list our ordinary shares in registered form and such ordinary shares, through our transfer agent, will not be certificated. We have appointed             as our agent in New York to maintain our shareholders’ register and to act as transfer agent and registrar for our ordinary shares. Our ordinary shares will be traded on the NYSE in book-entry form.

Company’s Shareholders’ Register

All of our registered shares are registered in our shareholders’ register. Subject to Dutch law and our articles of association, we must keep our shareholders’ register accurate and up-to-date. We, through our transfer agent, keep our shareholders’ register and record the names and addresses of all holders of our registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us, as well as the amount paid on each share (and any other information required by law). The shareholders’ register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht) in respect of such shares.

Shareholders, usufructuaries and pledgees whose name and contact information must be recorded in our shareholders’ register are required to provide our Board with this information in a timely fashion. Upon request, shareholders, usufructuaries and pledgees shall be provided with an extract of our shareholders’ register in respect of their right to one or more registered shares. DTC (or its nominee) will be recorded in the shareholders register as holder of all ordinary shares held in book-entry form.

Transfer of Shares

Transfers of registered shares (other than in book-entry form) require a written deed of transfer and, unless we are a party to the deed of transfer, an acknowledgement by or proper service upon us to be effective. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, unless held by affiliates.

Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our Board. Our general meeting of shareholders may authorize our Board to issue new shares or grant rights to subscribe for shares, following a proposal by our Board. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to issue shares and rights to subscribe for shares.

Our general meeting of shareholders adopted a resolution on                     , 2014 pursuant to which our Board is irrevocably authorized to (i) issue for a period of five years from the date of the resolution up to

ordinary shares (        % of our issued share capital) for general purposes, up to              ordinary shares (        % of our issued share capital) for strategic transactions (including mergers, demergers, acquisitions, divestments and alliances) and up to              ordinary shares (        % of our issued share capital) for our equity incentive plan and (ii) exclude any preemptive rights relating thereto.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for: (i) preferred shares; (ii) ordinary shares for consideration other than cash; (iii) ordinary shares to our employees or employees of one of our group companies; or (iv) shares issued upon the exercise of previously granted rights to subscribe for shares. Preferred shares do not carry preemptive rights.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders upon a proposal of our Board. Upon a proposal of our Board, the general meeting of shareholders may authorize our Board to limit or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for our Board can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to limit or exclude preemptive rights and such authorization may not be revoked unless stipulated otherwise in the authorization. A resolution of the general meeting of shareholders to limit or exclude the preemptive rights, or to designate our Board as the authorized body to do so, requires a simple majority of the votes cast at a general meeting of shareholders if at least 50% of the issued share capital is represented at the meeting or at least 66 2/3% of the votes cast at the general meeting of shareholders if less than 50% of the issued share capital is represented at the meeting.

Our general meeting of shareholders adopted a resolution pursuant to which our Board is irrevocably authorized to limit or exclude the preemptive rights of ordinary shareholders for a period of five years from the date of such resolution.

For each annual general meeting of shareholders, we expect that our Board will place on the agenda a proposal to re-authorize our Board to issue new shares, grant rights to subscribe for shares or limit or exclude preemptive rights for newly issued ordinary shares, each as described above, for a period of five years from the date of the resolution.

Repurchases of Our Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that:

•	such shares are fully paid-up;

•	such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and

•	immediately after the acquisition of such shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or by universal succession (onder algemene titel) (e.g., through a merger or spin off) under statutory Dutch or other law, we may acquire shares only if our general meeting of shareholders has authorized our Board to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us on the NYSE with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them. On                     , 2014 our general meeting of shareholders adopted a resolution pursuant to which (i) all of our issued and outstanding preferred shares will be repurchased with a portion of the net proceeds from this offering at a price per preferred share of $16.80 plus accrued and unpaid dividends accumulated thereon, as described in “Certain Relationships and Related Party Transactions—Preferred Shares,” and (ii) our Board will, effective upon the completion of this offering, be authorized to acquire 10% of the issued and outstanding ordinary shares on the NYSE for an 18-month period from the date of such resolution for a price per share not exceeding 110% of the market price of the shares on the NYSE (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition). For each annual general meeting of shareholders, we expect that our Board will place on the agenda a proposal to re-authorize our Board to repurchase our shares for a period of 18 months from the date of the resolution.

Capital Reductions; Cancellation

At a general meeting of shareholders, our shareholders may at the proposal of our Board resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by amending our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate (i) to shares held by the company or in respect of which the company holds the depository receipts, and (ii) to all preferred shares. In order to be approved by the general meeting of shareholders, a resolution to reduce the capital requires approval of a simple majority of the votes cast at a general meeting of shareholders if at least 50% of the issued share capital is represented at such meeting or at least 66 2/3% of the votes cast at a general meeting of shareholders if less than 50% of the issued share capital is represented at such meeting.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all affected shareholders agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval by a simple majority of the votes cast of each group of shareholders of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

We expect to repurchase in full and cancel all of our preferred shares following this offering. Our general meeting of shareholders must authorize our Board to repurchase our preferred shares. Our general meeting of shareholders adopted this resolution on                     , 2014. All of our preferred shares will be repurchased by us at a price per preferred share of $16.80 plus accrued and unpaid dividends and interest accumulated thereon. Following the repurchase and subject to a mandatory two-month creditor opposition period, all of our preferred shares will be cancelled and such cancellation will occur without any further payments.

Corporate Objectives

Under our articles of association, our corporate objectives are:

•	to participate in, acquire, hold and dispose of any interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

•	to finance subsidiaries and their enterprises, and to borrow from and lend money to subsidiaries;

•	to acquire, exploit and dispose of registered property and other property;

•	to acquire, exploit and dispose of patents, trade names, trademarks, know-how, royalties and rights of intellectual and/or industrial property, as well as to grant a license to such rights and to acquire and exploit licenses;

•	to furnish guarantees, provide security, warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of our group companies or other parties; and

•	to do anything which, in the widest sense, is connected with or may be conducive to the matters described above.

Amendment of Articles of Association

At a general meeting of shareholders, at the proposal of our Board, our shareholders may resolve to amend our articles of association. A resolution by our shareholders to amend our articles of association requires a simple majority of the votes cast.

General Meetings of Shareholders

General meetings of shareholders are held in Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All our shareholders and others entitled to attend general meetings of shareholders are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We must hold at least one general meeting of shareholders each year, to be held within six months after the end of our fiscal year. A general meeting of shareholders shall also be held within three months after our Board has determined it to be likely that our equity has decreased to an amount equal to or lower than half of our paid up and called up capital. If our Board fails to hold such general meetings of shareholders in a timely manner, each shareholder and other person entitled to attend our shareholders’ meetings may be authorized by the Dutch court to convene the general meeting of shareholders.

Our Board and/or Chief Executive Officer may convene additional extraordinary general meetings of shareholders whenever they so decide, subject to the notice requirements described below. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 10% of our issued share capital, may on their application be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if (1) the applicants have not previously requested in writing that our Board convene a shareholders’ meeting or (2) our Board has not taken the necessary steps so that the shareholders’ meeting could be held within six weeks after such request.

General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits or losses and proposals relating to the composition of and filling of any vacancies on our Board. In addition, the agenda for a general meeting of shareholders includes such additional items as determined by our Board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than on the 60th day before the day the relevant shareholder meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda. Moreover, in certain circumstances, agenda items require a prior Board proposal for adoption (e.g., an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, the sale of substantially all of our assets, payments of dividends, the application for bankruptcy and a merger or demerger of us).

We will give notice of each general meeting of shareholders by publication on our website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a general meeting of shareholders. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in our shareholders’ register.

Pursuant to our articles of association, our Board may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote at the general meeting of shareholders. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of the general meeting of shareholders. Our articles of association provide that a shareholder must notify us in writing of his or her identity and his or her intention to attend (or be represented at) the general meeting of shareholders, such notice to be received by us on the date set by our Board in accordance with our articles of association and as set forth in the convening notice. If this requirement is not complied with or if upon our request no proper identification is provided by any person wishing to enter the general meeting of shareholders, the chairman of the general meeting of shareholders may, in his or her sole discretion, refuse entry to the shareholder or his or her proxy holder.

Pursuant to our articles of association, our general meeting of shareholders is chaired by the Lead Independent Director, who is the chairman by law of our Board. If the Lead Independent Director is absent, our Chief Executive Officer shall, if he or she is present, chair the meeting. If our Chief Executive Officer is not present, the directors present at the meeting shall appoint one of them to be chairman. If no directors are present at the general meeting of shareholders, the general meeting of shareholders shall appoint its own chairman.

The chairman of the general meeting of shareholders may decide at his or her discretion to admit other persons to the meeting. The chairman of the general meeting of shareholders shall appoint another person present at the shareholders’ meeting to act as secretary and to record the minutes of the meeting. The chairman of the general meeting of shareholders may instruct a civil law notary to draw up a notarial report of the proceedings at the company’s expense, in which case no minutes need to be taken. The chairman of the general meeting of shareholders is authorized to eject any person from the general meeting of shareholders if the chairman considers that person disruptive to the orderly proceedings. The general meeting of shareholders shall be conducted in the English language.

Voting Rights and Quorum Requirements

In accordance with Dutch law and our articles of association, each issued ordinary share confers the right on the holder thereof to cast one vote at any meeting of shareholders. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended. Dutch law does not permit cumulative voting for the election of directors.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the general meeting of shareholders) of a shareholder, which proxy holder need not be a shareholder.

Under our articles of association, blank votes (votes where no choice has been made), abstentions and invalid votes shall not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a general meeting of shareholders. The chairman of the general meeting of shareholders shall determine the manner of voting and whether voting may take place by acclamation.

Resolutions of the shareholders are adopted at a general meeting of shareholders by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provide for a special majority and/or quorum in relation to specified resolutions.

Subject to certain restrictions in our articles of association, the determination made by the chairman of the general meeting of shareholders with regard to the results of a vote shall be decisive. Our Board will keep a record of the resolutions passed at each general meeting of shareholders.

Our articles of association and Dutch law provide that resolutions of our Board concerning a material change in our identity, character or business are subject to the approval of the general meeting of shareholders. Such changes include:

•	a transfer of all or materially all of our business to a third party;

•	the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance to us; and

•	the acquisition or disposition of an interest in the capital of a company by us or by our subsidiary with a value of at least one third of the value of our assets, according to our balance sheet with explanatory notes or, if we prepare a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.

Adoption of Annual Accounts and Discharge of Management and Supervisory Liability

Pursuant to Dutch law, we are required to publish our annual accounts within eight days after our shareholders’ adoption of such accounts and ultimately within 13 months after the end of our fiscal year.

Our Board will prepare our annual accounts, each year within five months after the end of our fiscal year, which period may be extended up to a maximum of eleven months from the end of our fiscal year by the general meeting of shareholders on account of extraordinary circumstances. The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information and will be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, the general meeting of shareholders may appoint and, subject to certain restrictions, remove our independent auditor, as referred to in Section 2:393 Dutch Civil Code, who audits the annual accounts. If our shareholders at a general meeting of shareholders fail to appoint an independent auditor, the auditor will be appointed by our Board. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The adoption of the annual accounts by our shareholders does not release our directors from liability for acts reflected in such accounts. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting will be subject to the supervision of the Dutch regulator Autoriteit Financiële Markten (Netherlands Authority for the Financial Markets or “AFM”). The AFM will review the content of the financial reports and has the authority to request information from us if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description, see “—Dutch Financial Reporting Supervision Act.”

Dividends and Other Distributions

We may only make distributions to our shareholders and other persons entitled to distributable profits if our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association.

Any amount remaining out of distributable profits is added to our reserves as our Board determines. After reservation by our Board of any distributable profits, the shareholders, upon the proposal of our Board, may declare a dividend. Our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the shareholders. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity, based on interim financial statements, exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. Interim dividends are deemed advances on the final dividend to be declared with respect to the fiscal year in which the interim dividends have been declared. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors.

Distributions shall be payable in the currency determined by our Board at a date determined by our Board. Our Board will set the record date to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to us (verjaring).

We do not anticipate paying any dividends on the ordinary shares for the foreseeable future.

Dissolution and Liquidation

Our shareholders may at a general meeting of shareholders, based on a proposal by our Board, by means of a resolution passed by a simple majority of the votes cast, resolve that we will be dissolved. In the event of our dissolution, our liquidation shall be effected by our Board, unless the general meeting of shareholders decides otherwise.

In the event of a dissolution and liquidation, the assets remaining after payment of all of our debts (including any liquidation expenses) are to be distributed (i) first to the holders, if any, of preferred shares, the greater of (a) the nominal value of the preferred shares (to the extent paid-up) plus unpaid accrued dividends and (b) the amount the holders of preferred shares would receive if such shares plus any dividends thereon were converted into ordinary shares prior to such liquidation distribution, and (ii) second, the balance remaining, to the ordinary shareholders in proportion to the aggregate nominal value of their ordinary shares. The liquidation and all distributions referred to in this paragraph will be made in accordance with the relevant provisions of Dutch law.

Limitations on Non-residents and Exchange Controls

There are no limits under Dutch law or in our articles of association on non-residents of the Netherlands holding or voting our ordinary shares. Under Dutch law, there currently are no exchange controls applicable to the transfer of dividends or other distributions with respect to, or of the proceeds from the sale of, shares in a Dutch company to persons outside the Netherlands.

Netherlands Squeeze-Out Proceedings

A shareholder who for its own account (or together with its group companies) holds at least 95% of our issued share capital may institute proceedings against our other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure

(Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective of obtaining at least 95% of our issued share capital so the shareholder may initiate squeeze-out proceedings. Those restructuring transactions could, among other things, include a merger or demerger involving our company, a contribution of cash and/or assets against issuance of our shares, the issue of new shares to the majority shareholder without preemptive rights for minority shareholders or an asset sale transaction.

Depending on the circumstances, an asset sale of a Dutch public company is sometimes used as a way to squeeze out minority shareholders, for example, after a successful tender offer through which a third party acquires a supermajority, but less than all, of the company’s shares. In such a scenario, the business of the target company is sold to a third party or a special purpose vehicle, followed by the liquidation of the target company. The purchase price is distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders had an interest.

Any sale or transfer of all of our assets and the dissolution or liquidation of our company is subject to approval by a majority of the votes cast in our general meeting of shareholders. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our Board.

Dutch Corporate Governance Code

As a Dutch company that lists its ordinary shares on a “government-recognized stock exchange,” which includes the NYSE, we are subject to the DCGC.

The DCGC is based on a “comply or explain” principle. Accordingly, we are required to disclose in our annual report filed in the Netherlands whether or not we are complying with the various provisions of the DCGC applicable to our Board, and if we do not comply with those provisions, to give the reasons for such non-compliance. The DCGC contains both principles and best practice provisions for our Board, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The principles and best practice provisions apply to our Board, for example, in relation to its role and composition, conflicts of interest, independence requirements for non-executive directors, Board committees and compensation, to shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and our obligations to provide information to our shareholders), and to our financial reporting, including external auditor and internal audit requirements.

We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that will apply to us upon the completion of this offering, or because we have concluded that such provisions do not reflect best practices of global companies listed on the NYSE.

The discussion below summarizes certain important differences between our expected governance structure following this offering and the principles and best practices of the DCGC:

•	Best practice provisions I.1 and I.2 provide that each substantial change in our corporate governance structure and in our compliance with the DCGC must be submitted to the general meeting of shareholders for discussion under a separate agenda item. As our ordinary shares will be listed on the NYSE only, we intend to comply with the corporate governance rules that apply to companies that are listed on the NYSE only and therefore will not comply with these provisions.

•	Principle II.2 and associated best practice provisions regarding compensation. We believe that our compensation policy will help to focus directors, officers and other employees on business performance that creates shareholder value, to encourage innovative approaches to our business and to encourage ownership of our ordinary shares by directors, officers and other employees. The compensation policy effective upon the completion of this offering contemplates grants of restricted shares, and, in the future, may include, among other things, incentive share options, nonqualified share options, share appreciation rights, restricted share units, performance units, other share-based awards or any combination of those awards to directors, officers and employees that enables better identification with shareholder interests. The compensation committee prepared a compensation policy which was approved by our Board and was adopted by our general meeting of shareholders and will be disclosed in accordance with applicable law. We will comply with applicable NYSE and SEC rules which deviate from the DCGC. See “Management—Executive Compensation” and “Management—Director Compensation.”

•	Best practice provision III.7.1 prohibits the granting of shares or rights to shares to non-executive directors as compensation. It is common practice for companies listed on the NYSE to grant shares to the non-executive members of the board as compensation, in order to align the interests of the non-executive members of the board with the company’s interests and those of its stakeholders. We will adhere to this common practice and will deviate from the DCGC.

•	Best practice provision III.8.4 stipulates that the majority of the board of directors must consist of non-executive members and must be independent within the meaning of best practice provision III.2.2. As our ordinary shares will be listed on the NYSE only, we intend to comply with the corporate governance rules that apply to and are customary for companies that are listed on the NYSE, and will therefore apply the NYSE criteria and SEC rules on independence of directors. We expect that, in addition to all of our non-executive directors being independent under the NYSE rules, initially three of our non-executive directors will be independent under the DCGC. Therefore, our Board will not comply with the independence rules under the DCGC.

Our three non-executive, non-independent directors under the DCGC are Messrs. Haggerty, Hirsch and Millham. Mr. Haggerty is Global Head of Capital Strategy, Franchising and Select Service of Hyatt (an affiliate of our shareholder, HI Holdings Playa). Mr. Hirsch is a Managing Member of FP and FCM (both of which are affiliated with our shareholders Cabana Investors B.V. and Playa Four Pack, L.L.C.). Mr. Millham is a former Managing Member of, and current consultant to, FP and FCM. Under the DCGC representatives of shareholders or their affiliates who hold in excess of 10% of our share capital are not independent.

We believe the deviations from the DCGC are justified given our listing on the NYSE, the fact that most of our investors are and are expected to be based in the United States and our compliance with the NYSE independence rules. In addition Dutch law prescribes that our directors, irrespective of whether they are independent and irrespective of any contractual arrangements, need to act in the interest of all of our stakeholders (including shareholders, creditors and employees) and not only of one or more shareholders.

•	Best practice provision IV.1.1 provides that the general meeting of shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the board of directors or a resolution to dismiss such member by an absolute majority of the votes cast. It may be provided that such majority should represent a given proportion of the issued share capital, but this proportion may not exceed one third. Our articles of association will provide that a general meeting of shareholders may at all times overrule a binding director appointment nomination or director dismissal resolution by a resolution adopted by at least 66 2/3% of the votes cast, if such votes represent more than 50% of our issued share capital, because we believe that the decision to overrule a nomination by our Board for the appointment or dismissal of a director must be widely supported by our shareholders.

•	Best practice provision IV.3.1 stipulates that meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences must be announced in advance on the company’s website and by means of press releases. Provision must be made for all shareholders to follow these meetings and presentations in real time, for example by means of webcasting or telephone. After the meetings, the presentations must be posted on the company’s website. We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts and presentations to investors would create an excessive burden on our resources. We will ensure that any general presentations to analysts are posted on our website.

Obligations of Shareholders to Make a Public Offer

The Dutch mandatory offer rules are not applicable to us as our ordinary shares will only be listed on the NYSE. Under these Dutch rules, any person or entity, whether acting alone or with other persons, who acquires at least 30% of the voting rights at a general meeting of shareholders of a Dutch company listed on an EU-regulated market is required to make a public bid in accordance with Dutch law after 30 days from acquiring such percentage of voting rights for all the remaining shares (subject to certain exceptions). The acquiror may within such 30 day period reduce its voting interest below 30% (acting alone or with other persons) to avoid having to make a public bid. If the acquiror of at least 30% of the voting rights does not make such a bid, it can be forced to do so by the Enterprise Chamber of the Amsterdam Court of Appeals, at the request of the shareholders or the target company itself.

Market Abuse

The FSA contains rules intended to prevent market abuse, such as insider trading, tipping and market manipulation. Such rules on market manipulation may restrict our ability to buy back our shares. In certain circumstances, our investors can also be subject to such rules intended to prevent market abuse.

Pursuant to the FSA, any director and any other person who has managerial or co-managerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to us, must give written notice to AFM, by means of a standard form of all transactions conducted for his or her own account relating to our shares or in financial instruments the value of which is determined or co-determined by the value of our shares.

In addition, in accordance with the FSA and the regulations promulgated thereunder, certain persons closely associated with directors or any of the other persons as described above, must also notify the AFM of any transactions conducted for their own account relating to our shares or in financial instruments the value of which is determined or co-determined by the value of our shares. The FSA and the regulations promulgated thereunder cover the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children of such persons, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i), (ii) or (iii) above or by the relevant director or other person with any authority in respect of us as described above.

These notifications to the AFM must be made no later than on the fifth business day following the transaction date. Under certain circumstances, the notification may be postponed until the moment that the value of the transactions performed for that person’s own account, together with the transactions carried out by the persons closely associated with that person, reaches or exceeds an amount of €5,000 in the calendar year in question.

The AFM does not issue separate public announcements of notifications received by it. It does, however, keep a public register of all notifications under the FSA accessible on its website, http://www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.

Non-compliance with the notification obligations or other obligations under the FSA could lead to criminal fines, administrative fines, imprisonment or other sanctions.

Pursuant to the rules intended to prevent market abuse, effective upon the completion of this offering, we will adopt an insider trading policy applicable to our directors, officers, employees and certain other parties that will govern the holding of and transactions in financial instruments the value of which is determined or co-determined by the value of our shares. Furthermore, we have identified those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the prohibitions on insider trading and market manipulation imposed by both Dutch and U.S. laws, including the sanctions which can be imposed in the event of a violation of those rules.

Obligations of Shareholders and Directors to Disclose Holdings and other Notification Requirements

The notification obligations under the FSA on ownership disclosures by shareholders and directors, other than the notification obligations described above under the heading “Market Abuse,” do not apply to us as our ordinary shares are only listed on the NYSE.

Dutch Financial Reporting Supervision Act

Under the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (the “FRSA”), the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or in a non-EU country on a system similar to a regulated market. Since we have our corporate seat in the Netherlands and our ordinary shares will be listed on the NYSE, the FRSA will be applicable to us.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt our financial reporting meets such standards and (ii) recommend to us that we make available further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (ii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

Registration Rights

Upon the completion of this offering, we will enter into a registration rights agreement with each of HI Holdings Playa, Farallon, Bruce D. Wardinski, our Chairman and Chief Executive Officer, and our other existing shareholders pursuant to which they will each have the right to require us to register the resale by such holder of some or all of their ordinary shares, subject to certain exceptions as summarized herein. See “Shares Eligible for Future Sale—Registration Rights.”

Differences in Corporate Law

We are incorporated under the laws of the Netherlands. The following discussion summarizes material differences between the rights of our ordinary shareholders and the rights of ordinary shareholders of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

This discussion does not purport to be a complete statement of the rights of ordinary shareholders under applicable Dutch law and our articles of association or the rights of shareholders of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

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Duties of Directors

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of the corporation. There is generally only one board of directors, which may include both non-executive and executive directors. A Delaware corporation listed on an exchange is subject to a requirement that a majority of directors qualify as “independent,” thereby limiting the nomination of executive directors to the board. The board of directors typically delegates to a chief executive officer and other officers who comprise senior management the authority to manage the day-to-day operations of the corporation. The board of directors must provide oversight as to matters that have been delegated to management.

In discharging their responsibility, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of material information reasonably available regarding a significant decision and not ignore known risks. Directors may rely on the records of the corporation and information presented by the corporation’s officers, employees, committees of the board or other persons if such reliance is reasonable. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In the Netherlands, a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. It is, however, also possible to have a one-tier board, comprising both executive directors and non-executive directors. We have a one-tier board.

Under Dutch law, the board of directors is collectively responsible for the day-to-day management and the strategy, policy and operations of a company. The non-executive directors are responsible for supervising the conduct of, and providing advice to, the Board as a whole and to the individual directors. Each director has a duty to the company to properly perform the duties assigned to him or her and to act in the corporate interest of the company and the business connected with it.

Unlike Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company and the business connected with it also applies in the event of a proposed sale or break-up of the company, whereby the specific circumstances generally dictate how such duty is to be applied. Any board resolution concerning a material change in the identity or character of the company or its business requires shareholders’ approval. The board of directors may decide in its sole discretion, within the confines of Dutch law and our articles of association, to incur additional indebtedness subject to any contractual restrictions pursuant to our existing financing arrangements.

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In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Director Terms

The Delaware General Corporation Law generally provides for a one-year term for directors (with annual election of all directors), but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. There is no limit to the number of terms a director may serve.	In contrast to Delaware law, under Dutch law a director of a listed company is generally elected for a maximum term of four years. There is no statutory limit to the number of terms a director may serve, although the DCGC recommends that non-executive directors shall serve for a maximum of three four-year terms. It is currently anticipated that our directors will serve terms of one year, consistent with the practice of companies listed on the NYSE.

Removal of Directors

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

A director may be removed at any time, with or without cause, by the general meeting of shareholders. Under our articles of association, the general meeting of shareholders may suspend or remove a director by a vote of at least 66 2/3% of the votes cast, provided such votes represent more than 50% of our issued share capital, unless the proposal was made by our Board, in which case a simple majority of the votes cast is required.

Our Board may at any time suspend the executive director.

Board Vacancies

Under the Delaware General Corporation Law, directors are elected by the shareholders at the annual meeting, although they are typically nominated by the board of directors. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or bylaws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Under Dutch law, directors are elected by the general meeting of shareholders.

Under our articles of association, directors are elected by our general meeting of shareholders upon the binding nomination by our Board. However, the general meeting of shareholders may at all times overrule such binding nomination by a resolution adopted by at least 66 2/3% of the votes cast, provided such votes represent more than 50% of our issued share capital, following which our Board shall offer a new binding nomination of a director to be elected to our Board.

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Conflict-of-Interest Transactions

Under the Delaware General Corporation Law, any transaction with directors is subject to being void or voidable, unless; (1) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (3) the transaction is fair to the company as of the time it is approved by the board or the shareholders.

Under Dutch law, a director with a direct or indirect personal interest that conflicts with the interests of the company or of the business connected with it must abstain from participating in the decision-making process (i.e., the deliberations and the decision-making) with respect to the relevant matter. A director with such a conflict of interest is expected to promptly notify the other directors of his or her conflict. If it becomes apparent that such member was indeed involved in the decision-making process, then such decision may be nullified (subject to certain restrictions).

Our articles of association provide that if as a result of conflicts of interest of all of our directors no resolution of our Board can be adopted, our Board will nonetheless be entitled to adopt the resolution. In that case, each director is entitled to participate in the discussion and decision making process and to cast a vote.

Executive directors with a conflict of interest remain authorized to represent the company. However, the relevant executive director may under certain circumstances be held personally liable for any damage suffered by the company as a consequence of the transaction.

Agreements entered into with third parties without complying with the conflict of interest rules generally cannot be annulled on the grounds that a conflict existed; provided that, a company may annul an agreement or claim damages under certain circumstances, including, when a third party misuses a conflict of interest situation.

Proxy Voting by Directors

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights at a meeting of the board.	An absent director may issue a proxy for a specific meeting of the Board but only in writing to another director.

Shareholder Voting Rights

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities	Under Dutch law, shares have one vote per share, provided such shares have the same nominal value. Our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders, which absence of a quorum requirement is common for Dutch listed NV companies. All resolutions of the general meeting of shareholders are adopted by a simple majority of

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that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum will consist of no less than 1/3 of the shares of such class or series or classes or series.

Action by shareholders generally requires a simple majority of the votes cast at a shareholders meeting with a quorum unless the certificate of incorporation or bylaws provide otherwise.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 days nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which the meeting is held.

votes cast without quorum requirement, except where Dutch law or our articles of association provide for a different voting standard and/or quorum in relation to specified resolutions. Each holder of ordinary shares may cast as many votes as it holds shares. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended. Dutch law does not permit cumulative voting for the election of directors.

Pursuant to our articles of association, our Board may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the general meeting of shareholders. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of the general meeting of shareholders. There is no specific provision in Dutch law for adjournments of shareholder meetings.

Shareholder Proposals

Delaware law does not provide shareholders an express right to put any proposal before a meeting of shareholders, but it provides that a corporation’s bylaws may provide that if the corporation solicits proxies with respect to the election of directors, it may be required to include in its proxy solicitation materials one or more director candidates nominated by a shareholder. In keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. Additionally, if a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who continuously held at least $2,000 in market value or 1% of the corporation’s securities entitled to vote on such proposal for at least one year as of the date he or she submits a proposal may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Pursuant to Dutch law, one or more shareholders or others with meeting rights alone or jointly representing at least 10% of our issued share capital may on their application be authorized by the Dutch court to convene a general meeting of shareholders if our Board refuses to do so.

The agenda for a general meeting of shareholders must contain such items as the board or the person or persons convening the meeting determine. Pursuant to Dutch law, unlike Delaware law, the agenda will also include such other items as one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of our issued share capital (or such lower percentage as our articles of association may provide), may request of our Board in writing, and may include a proposal for a shareholder resolution, and received by the company no later than on the 60th day before the date of the meeting. Our articles of association do not require a lower percentage. In certain circumstances, agenda items require a prior Board proposal for adoption (e.g., an amendment of our articles of association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, the sale of substantially all of our assets, payments of dividends, the application for bankruptcy and a merger or demerger of us).

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Action by Written Consent

Unless otherwise provided in the corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depository receipts are issued, (c) there are no persons entitled to the same rights as holders of depository receipts issued with the company’s cooperation, (d) the directors have been given the opportunity to give their advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote.

The requirement of unanimity renders the adoption of resolutions of ordinary shareholders without a meeting practically infeasible for publicly traded companies like us.

Shareholder Suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. A shareholder also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff in a derivative action normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.	Unlike Delaware law, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a tortious act directly against that individual shareholder. The Dutch Civil Code provides for the possibility to initiate such shareholder actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself, outside the collective action, institute a civil claim for damages.

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Repurchase of Shares

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, repurchase its existing and outstanding shares or depository receipts if permitted by law and under its articles of association.

We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that: (i) such shares are fully paid-up; (ii) such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of our issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and (iii) immediately after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or by universal succession (onder algemene titel) (e.g., through a merger or spin off) under statutory Dutch or other law, we may acquire our outstanding shares only if our general meeting of shareholders has authorized our Board to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted, subject to a Board proposal, for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired.

No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us on the NYSE with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

On                     , 2014, our general meeting of shareholders adopted a resolution pursuant to which (i) all of our issued and outstanding preferred shares will be repurchased with a portion of the net proceeds from this offering at a price per preferred share of $16.80 plus accrued and unpaid dividends and interest accumulated thereon and (ii) our Board is authorized to (a) repurchase all preferred shares and

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(b) acquire up to 10% of our issued share capital on the NYSE for an 18-month period from the date of such resolution for a price per share not exceeding 110% of the market price of the shares on the NYSE. For each annual general meeting of shareholders, we expect that our Board will place on the agenda a proposal to re-authorize our Board to repurchase our shares for a period of 18 months from the date of the resolution.

Anti-Takeover Provisions

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Specifically, Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested shareholder” (i.e., a person that beneficially owns 15% or more of a corporation’s voting stock or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years), within three years after the person becomes an interested shareholder, unless:

•   the transaction that will cause the person to become an interested shareholder is approved by the board of directors prior to the transaction;

•   after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation, excluding shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•   at the time or after the time the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested shareholder.

Under Dutch law, various protective measures for a Dutch company against takeovers are possible and permissible within the boundaries set by Dutch statutory law and Dutch case law. We have adopted several procedural and other requirements that may have the effect of making a takeover of us more difficult or less attractive, including:

•   on                 , 2014, the general meeting of shareholders authorized our Board for a period of five years from such authorization to issue shares and to limit or exclude preemptive rights on those shares, which could enable us to dilute the holding of an acquirer by issuing shares to other parties. Issuances of shares may make it more difficult for a shareholder or potential acquirer to obtain control over us;

•   a provision that our directors can only be removed (or a binding nomination to appoint directors can only be set aside) by our shareholders by a vote of at least 66 2⁄3% of the votes cast during a general meeting, provided such votes represent more than 50% of our issued share capital (unless the removal was proposed by our Board, in which case a simple majority of votes cast is required); and

•   a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our Board.

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A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or in the bylaws of the corporation.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation’s stock ledger, a list of its shareholders and its other books and records during the corporation’s usual hours of business.

Our shareholders’ register is available for inspection by the shareholders, usufructuraries and pledgees whose information must be registered therein.

Our Board will provide our shareholders, at the general meeting of shareholders, with all information that the shareholders reasonably require for the exercise of their powers, unless doing so would be contrary to an overriding interest of ours or our stakeholders. We must give reason to our shareholders for electing not to provide such information on the basis of overriding interest. Shareholders have no right to information outside a general meeting of shareholders.

Issuance of Shares

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our articles of association provide that our general meeting of shareholders may only adopt such resolution upon a proposal of our Board. Our general meeting of shareholders may authorize our Board to issue new shares or grant rights to subscribe for shares, following a proposal by our Board. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to issue shares and grant rights to subscribe for shares.

On                     , 2014 our general meeting of shareholders adopted a resolution pursuant to which our Board is irrevocably authorized to issue ordinary shares for (i) general purposes, (ii) strategic transactions and (iii) our equity incentive plan, in each case, for a period of five years from the date of such resolution. See “—Issuance of Shares and Preemptive Rights.”

Preemptive Rights

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible	Subject to restrictions in the articles of association of a company, under Dutch corporate law ordinary shareholders have preemptive rights in relation to

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into such stock unless, and only to the extent that, such rights are expressly provided for in the certificate of incorporation.

newly issued ordinary shares. Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders upon proposal of our Board. Our general meeting of shareholders may authorize our Board to limit or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for our Board can be granted and extended, in each case for a period not exceeding five years. A resolution of the general meeting of shareholders to limit or exclude the preemptive rights or to designate our Board as the authorized body to do so requires a vote of at least 66 2/3% of the votes cast, if less than 50% of our issued share capital is represented at the meeting. If more than 50% of our issued share capital is represented at the meeting, a simple majority of the votes cast is required.

On                     , 2014 our general meeting of shareholders adopted a resolution pursuant to which our Board is irrevocably authorized to limit or exclude the preemptive rights of ordinary shareholders for a period of five years from the date of such resolution. For each annual general meeting of shareholders, we expect that our Board will place on the agenda a proposal to re-authorize our Board to limit or exclude preemptive rights for a period of five years from the date of the resolution.

Dividends

Under the Delaware General Corporation Law, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.	Dutch law provides that dividends may be paid only to the extent the shareholders’ equity exceeds the sum of the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that

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such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay our due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to our creditors.

Dividends shall be paid in the currency and on such date as determined by our Board. Claims for payment of dividends not made within five years from the date that such dividends became payable, will lapse and any such amounts will be considered to have been forfeited to us.

Appraisal Rights and Shareholder Vote on Certain Reorganizations

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) no shares of common stock of the surviving corporation are issued or the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s shares of common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Under Dutch law, resolutions of the board of directors concerning a material change in the identity or character of the company or its business are subject to the approval of the general meeting of shareholders by a simple majority of the votes cast. Such changes include in any event:

•   a transfer of all or materially all of a company’s business to a third party;

•   the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance for the company; and

•   the acquisition or disposition of an interest in the capital of a company by the company or by a subsidiary with a value of at least one third of the value of the assets of the company, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the company’s most recently adopted annual accounts.

The concept of appraisal rights does not exist under Dutch law, subject to certain exceptions. However, pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) holds at least 95% of the company’s issued share capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber, which may grant the

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claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares to be transferred.

Furthermore, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organized under the laws of another EU/EEA member state, a shareholder of a non-surviving Dutch company who has voted against the cross-border merger may make a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts, subject to certain exceptions.

Compensation of Directors

Under the Delaware General Corporation Law, unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors has the authority to fix the compensation of directors. The shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to a non-binding (advisory) shareholder vote due to the provisions of federal securities and tax law.	In contrast to Delaware law, under Dutch law the general meeting of shareholders must adopt the compensation policy for the board. The non-executive directors determine the compensation of the executive director(s) in accordance with the compensation policy. A proposal by the board with respect to compensation of directors in the form of shares or options is submitted for approval by the board to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or options to be granted to our Board and the criteria for granting such shares.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have                 ordinary shares outstanding (or                  ordinary shares if the underwriters exercise their option to purchase additional shares in full). Of these shares, the                 ordinary shares sold in this offering (or                 ordinary shares if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, except for any ordinary shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining                 ordinary shares expected to be outstanding upon the completion of this offering, along with any ordinary shares purchased by affiliates in this offering, will be “restricted securities,” as defined in Rule 144 under the Securities Act, and these ordinary shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. In addition, upon the completion of this offering, of the remaining                 ordinary shares,                restricted ordinary shares will be granted to our executive officers and directors in connection with this offering. Approximately     % of the aggregate ordinary shares that will be outstanding upon the completion of this offering will be subject to lock-up agreements as described below.

Before this offering, there was no established trading market for our ordinary shares. No assurance can be given as to (1) the likelihood that an active trading market for our ordinary shares will develop or be sustained, (2) the liquidity of any such market, (3) the ability of shareholders to sell their ordinary shares when desired or at all, or (4) the prices that shareholders may obtain for any of their ordinary shares. No prediction can be made as to the effect, if any, that future issuances, sales or resales of our ordinary shares, or the availability of our ordinary shares for future issuance, sale or resale, will have on the market price of our ordinary shares prevailing from time to time. Issuances, sales or resales of substantial amounts of our ordinary shares or the perception that such issuances, sales or resales are occurring or may occur, could adversely affect prevailing market prices of our ordinary shares. See “Risk Factors—The number of our ordinary shares available for future issuance or sale could adversely affect the market price of our ordinary shares.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned ordinary shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned ordinary shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned our ordinary shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of our ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who acquired ordinary shares from us in connection with a compensatory share plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period contained in Rule 144. However, substantially all ordinary shares issued under Rule 701 are subject to lock-up agreements described below and will only become eligible for sale when the 180-day lock-up period expires. See “—Lock-Up Agreements.”

Registration Rights

Upon the completion of this offering, we will enter into a registration rights agreement with each of HI Holdings Playa, Farallon, Bruce D. Wardinski, our Chairman and Chief Executive Officer, and our other existing shareholders. Under such registration rights agreement, beginning six months after the completion of this offering, if either or both of HI Holdings Playa and Farallon has not less than $50 million of invested capital, then such person will have the right to require us to file a registration statement with the SEC related to the resale by such person of some or all of their ordinary shares, subject to certain exceptions, provided that unless the holder is registering all of its shares, the shares to be registered in any registration must have an aggregate offering price of at least $         million. We must use commercially reasonable efforts to keep the registration statement continuously effective, subject to certain limitations, until the earlier of (i) the date on which all of the shares included on the registration statement may be sold without registration pursuant to Rule 144 under the Securities Act, and (ii) the date on which all such shares have been sold.

In addition to the foregoing, if we file a registration statement with respect to an offering for our own account or on behalf of a holder of our ordinary shares, each of HI Holdings Playa, Farallon, Mr. Wardinski and our other existing shareholders will have the right, subject to certain limitations, to register such number of ordinary shares held by it as each such holder requests, subject to certain limitations. With respect to underwritten offerings, we will not be required to include any shares of a holder in the offering unless the holder accepts the terms of the offering as agreed between us and the underwriter, and then only in such amount as the underwriter believes will not jeopardize the success of the offering.

Subject to certain limitations, we also agree to indemnify the parties to the registration rights agreements and persons controlling each of them, against specified liabilities, including certain potential liabilities arising under the Securities Act or Exchange Act, or to contribute to the expenses incurred or the payments such persons may be required to make in respect thereof. We agree to pay all of the expenses relating to the registration of, and any underwritten offering of, such securities, including, without limitation, all registration, listing, filing and stock exchange or Financial Industry Regulatory Authority (“FINRA”) fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us. The selling holder(s) will be responsible for, among other things, underwriting discounts and any transfer taxes related to the sale or disposition of such holder’s ordinary shares.

Grants Under Our Equity Incentive Plan

Our equity incentive plan provides for the grant of incentive awards to our employees, directors and consultants. We intend to issue an aggregate of              restricted ordinary shares to our executive officers, directors and other employees upon the completion of this offering. We also intend to reserve an additional              ordinary shares for issuance under the plan, subject to increase as described in “Management—Executive Compensation—2014 Equity Incentive Plan.”

We intend to file with the SEC a registration statement on Form S-8 covering the ordinary shares issuable under our equity incentive plan. Ordinary shares covered by the Form S-8 registration statement, including any restricted ordinary shares, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

In addition to the limits placed on the sale of our ordinary shares by operation of the Securities Act, we, our executive officers and directors and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of the representatives. See “Underwriting.”

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Consequences

The following summary is based on the Code, existing Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). This summary applies only if you hold your ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, certain types of investors may be subject to different tax rules and face significantly different tax consequences than those described below, such as:

•	persons subject to the imposition of the U.S. federal alternative minimum tax;

•	partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	regulated investment companies;

•	dealers in securities;

•	traders in securities who mark their positions to market;

•	persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons whose functional currency is not the U.S. dollar; and

•	persons owning (directly, indirectly or constructively under applicable attribution rules) 10% or more of our voting shares.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a member of such an entity will generally depend on the status of the member and the activities of the entity treated as a partnership. If you are a member of an entity treated as a partnership for U.S. federal income tax purposes holding our ordinary shares, you should consult your tax advisor.

This summary does not discuss any other U.S. federal tax issues, such as Medicare tax on net investment income or alternative minimum tax considerations, or state, local or non-U.S. tax considerations. Persons considering a purchase of our ordinary shares should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction or any jurisdictions outside of the United States.

This discussion applies to you only if you are a beneficial owner of ordinary shares and are, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation) organized under the laws of the United States or any state of the United States (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

We expect, and this discussion assumes, that we are not, and will not become, a passive foreign investment company (“PFIC”).

Taxation of Dividends

We do not currently anticipate paying any dividends. The following discussion summarizes the relevant U.S. tax consequences to you if we were to pay dividends currently.

The U.S. dollar value of any distribution, including any amount of tax withheld, with respect to our ordinary shares (other than certain pro rata distributions of ordinary shares) out of the company’s earnings and profits (as determined under U.S. federal income tax principles) will be treated as a dividend for U.S. federal income tax purposes and includible in your gross income upon receipt. However, the company does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by the company with respect to the shares will constitute ordinary dividend income. Dividends paid on ordinary shares will generally constitute income from sources outside the United States for foreign tax credit limitation purposes and will not be eligible for the dividends-received deduction to U.S. corporate shareholders.

Sale, Exchange or Other Taxable Disposition of the Ordinary Shares

You will generally recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and your tax basis for such ordinary shares. Such capital gain or loss will be long-term capital gain if the ordinary shares were held for more than one year. Any such gain or loss generally would be treated as income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses may be subject to limitations.

Controlled Foreign Corporation

We are a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. This may create adverse tax consequences for U.S. persons owning 10% or more of our voting shares directly, indirectly or constructively under applicable attribution rules. Additionally, the U.S. federal income tax consequences for such investors may be significantly different from those described herein. Such investors are urged to consult their own tax advisors.

Passive Foreign Investment Company

A non-U.S. corporation will generally be considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income in such taxable year is passive income (the income test) or (ii) the average percentage (determined on the basis of a quarterly average) of the value of its assets that produce or are held for the production of passive income is at least 50% (the asset test). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

We believe that we will not be considered a PFIC for United States federal income tax purposes for the current year and we do not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ordinary share would be allocated ratably over your holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income, rather than capital gains. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions on ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, such dividends may be subject to a higher tax rate than may otherwise apply.

Furthermore, the application of the PFIC asset test in respect of our current taxable year is uncertain because we currently are a CFC and the application of the asset test to a CFC in respect of its taxable year in which it becomes publicly traded after its first quarter is not clear. If a CFC is a “publicly traded corporation” for the taxable year, the PFIC asset test is applied based on the value of its assets. Otherwise, the asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. In both cases, the determination is made on the basis of a quarterly average. It is not clear, however, whether a corporation will be treated as a “publicly traded corporation” in respect of the taxable year in which it becomes a publicly traded corporation after the first quarter. We will be a CFC for our current taxable year and we expect to become a publicly traded corporation as a result of this offering sometime this year. As a result, it is not clear how the asset test will apply to us in respect of the current taxable year.

In general, each U.S. holder of shares of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares.

Backup Withholding and Information Reporting

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide us with your correct taxpayer identification number on U.S. Internal Revenue Service Form W-9 and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

Taxation in the Netherlands

General

The following is a general summary of certain material Netherlands tax consequences of the holding and disposal of our ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisors with regard to the tax consequences of investing in our ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

(i)

ordinary shareholders if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (in Dutch: “Wet inkomstenbelasting 2001”). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)	ordinary shareholders in us that qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (in Dutch: “Wet op de vennootschapsbelasting 1969”). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)	ordinary shareholders who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are a compensation or deemed to be a compensation for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(iv)	pension funds, investment institutions (in Dutch: “fiscale beleggingsinstellingen”), exempt investment institutions (in Dutch: “vrijgestelde beleggingsinstellingen”) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Withholding Tax

Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognised for purposes of Netherlands dividend withholding tax;

•	an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognised for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognised for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (“zuivere winst”), unless the ordinary shareholders have resolved in advance at a general meeting of shareholders to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of ordinary shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be), other than individuals who have made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands, can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to ordinary shareholders that are neither resident nor deemed to be resident of the Netherlands and ordinary shareholders that are individuals who have made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to remit to the Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of ordinary shares is a Netherlands Resident Individual (including the non-resident individual holder who has made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)	the ordinary shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: “medegerechtigd tot het vermogen”) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the ordinary shares that are taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognised as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands Resident Entities, including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

Non-residents of the Netherlands

A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment on the ordinary shares or any gain realised on the disposal or deemed disposal of the ordinary shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are taxable as benefits from other activities in the Netherlands.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

Non-residents of the Netherlands

No Netherlands gift or inheritance taxes will arise on the transfer of the ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)	in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Netherlands VAT and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, Hyatt, Farallon and all of our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares,

•	sell any option or contract to purchase any ordinary shares,

•	purchase any option or contract to sell any ordinary shares,

•	grant any option, right or warrant for the sale of any ordinary shares,

•	lend or otherwise dispose of or transfer any ordinary shares,

•	file, or request or demand that we file, a registration statement related to the ordinary shares, or

•	enter into any swap or transaction that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

We intend to apply for the listing of our ordinary shares on the NYSE under the symbol “            .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the history and prospects for the lodging industry generally and the all-inclusive segment specifically,

•	our results of operations,

•	the ability of our management,

•	our business potential and earnings prospects,

•	our estimated net income and cash flows,

•	our growth prospects,

•	the prevailing securities markets at the time of this offering,

•	the valuation multiples and the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the representatives to be comparable to us, and

•	the current state of the lodging industry and the economy in our markets as a whole.

An active trading market for our ordinary shares may not develop or continue or be liquid. It is also possible that after this offering our ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of our ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of our ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. were initial purchasers in the offerings of our Senior Notes due 2020 and acted as lead arrangers and bookrunners under our Senior Secured Credit Facility. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. are lenders under our Senior Secured Credit Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares to the public may be made in that Relevant Member State other than:

A.	to any person, legal entity or other party which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within the scope of Articles 1(2), 3(2) or 4 of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of this offering may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, (i) the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means a communication to persons in any form and by any means presenting sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe these shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and includes any relevant implementing measure in the Relevant Member State (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means the European Directive 2010/73/EU.

The Netherlands

Each representative has represented and agreed that it has not and will not make an offer of securities to the public in the Netherlands in reliance on Article 1(2)(h) or Article 3(2) of the Prospectus Directive unless such offer is made exclusively to persons or entities which are qualified investors (gekwalificeerde beleggers) as defined in the Prospectus Directive, provided that no such offer of securities shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purpose of this paragraph the expression “Prospectus Directive” means the European Directive 2003/71/EC as amended and implemented in Netherlands law.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or our ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer of shares to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Hogan Lovells US LLP. The validity of our ordinary shares and certain other legal matters as to the law of the Netherlands will be passed upon for us by NautaDutilh New York P.C. Sidley Austin LLP will act as counsel to the underwriters.

EXPERTS

The combined and consolidated financial statements of Playa Hotels & Resorts B.V. as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the combined and consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the allocations of expenses and debt from the prior parent). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The restated combined financial statements of BD Real Resorts, S. de R.L. de C.V. and subsidiaries, Desarrollos GCR, S. de R. L. de C.V., Gran Desing & Factory, S. de R. L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V. and Playa Gran, S. de R. L. de C.V. as of December 31, 2012 and 2011 and for each of the years then ended prepared in accordance with Mexican Financial Reporting Standards (‘‘MFRS’’), appearing in this prospectus and the registration statement have been audited by Mancera S.C., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in “Prospectus Summary,” “Industry Overview and All-Inclusive Market Overview” and “Our Business and Resorts,” is derived from market information prepared for us by JLL, a financial and professional services firm that specializes in commercial real estate services and investment management, and is included in this prospectus in reliance on JLL’s authority as an expert in such matters.

ENFORCEABILITY OF CIVIL LIABILITIES

The ability of our shareholders in certain countries other than the Netherlands to bring an action against us may be limited under applicable law. Certain of our directors and officers named in this prospectus are residents of, in which case most of their assets are located in, jurisdictions outside the United States. Substantially all of our assets are also located outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of U.S. securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, our directors or any of the officers named in this prospectus in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must relitigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally uphold and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

•	the jurisdiction of the United States court has been based on grounds that are internationally acceptable;

•	the final judgment results from proceedings compatible with Dutch concepts of due process;

•	the final judgment does not contravene public policy of the Netherlands; and

•	the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without relitigating on the merits.

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.playaresorts.com. However, information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the ordinary shares we propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the ordinary shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which such statement relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. In addition, the SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC as required by law. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

Playa Hotels & Resorts B.V. Unaudited Pro Forma Combined and Consolidated Financial Information
Unaudited Pro Forma Combined and Consolidated Statement of Operations for the Year Ended December 31, 2013	F-3
Notes to Unaudited Pro Forma Combined and Consolidated Financial Information	F-4

Playa Hotels & Resorts B.V. Combined and Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-7
Combined and Consolidated Balance Sheets as of December 31, 2013 and 2012 (Audited) and June 30, 2014 (Unaudited)	F-8

Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2013 and 2012 (Audited) and for the Six-Month Periods Ended June 30, 2014 and June 30, 2013 (Unaudited)

F-9

Combined and Consolidated Statements of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Loss for the Years Ended December 31, 2013 and 2012 (Audited) and for the Six-Month Period Ended June 30, 2014 (Unaudited)

F-10
Combined and Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012 (Audited) and for the Six-Month Periods Ended June 30, 2014 and June 30, 2013 (Unaudited)	F-11
Notes to the Combined and Consolidated Financial Statements	F-12

BD Real Resorts, S. de R.L. de C.V., Subsidiaries, Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. and Playa Gran, S. de R.L. de C.V. Restated Unaudited Condensed Combined Financial Statements

Unaudited Condensed Combined Statement of Financial Position as of August 12, 2013, as restated (Unaudited)	F-50
Unaudited Condensed Combined Statement of Comprehensive Income for the period from January 1, 2013 to August 12, 2013, as restated (Unaudited)	F-51
Unaudited Condensed Combined Statement of Partners’ Capital for the period from January 1, 2013 to August 12, 2013, as restated (Unaudited)	F-52
Unaudited Condensed Combined Statement of Cash Flows for the period from January 1, 2013 to August 12, 2013, as restated (Unaudited)	F-53
Notes to the Restated Unaudited Condensed Combined Financial Statements	F-54

BD Real Resorts, S. de R.L. de C.V., Subsidiaries, Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. and Playa Gran, S. de R.L. de C.V. Restated Combined Financial Statements and Independent Auditors’ Report

Report of Independent Auditors	F-74
Combined Statements of Financial Position as of December 31, 2012 and 2011, as restated (Audited)	F-76
Combined Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012 and 2011, as restated (Audited)	F-77
Combined Statement of Changes in Partners’ Capital (Deficit) for the Years Ended December 31, 2012 and 2011, as restated (Audited)	F-78
Combined Statements of Cash Flows for the Years Ended December 31, 2012 and 2011, as restated (Audited)	F-79
Notes to the Restated Combined Financial Statements	F-80

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

We derived the unaudited pro forma combined and consolidated financial information for the year ended December 31, 2013 set forth below by the application of the pro forma adjustments to the historical audited combined and consolidated financial statements, of Playa Hotels & Resorts B.V. that appear elsewhere in this prospectus.

The pro forma adjustments reflect:

•	certain of our Formation Transactions (as defined in Note 1 of our combined and consolidated financial statements), including (i) our acquisition of four resorts in Mexico (the “Real Resorts”) on August 13, 2013; (ii) an investment by HI Holdings Playa B.V. (“HI Holdings Playa”), a subsidiary of Hyatt Hotels Corporation (together with its affiliates, “Hyatt”), of $325 million in cash in exchange for our ordinary shares and cumulative redeemable preferred shares (the “Preferred Shares”); (iii) settlement of all existing debt and the consummation of our $375 million senior secured term loan (the “Term Loan”); (iv) the issuance of an aggregate of $375 million 8.000% Senior Notes due 2020 (“Senior Notes due 2020”), and;

•	the issuance of ordinary shares offered by us in this offering and the application of the estimated net proceeds thereof (as described in “Use of Proceeds”), in each case, at an assumed initial public offering price of $ per ordinary share. The unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2013 is presented as if this offering and our Formation Transactions had occurred on January 1, 2013.

The pro forma adjustments are based on assumptions, accounting judgments and currently available information that management believes are reasonable. The notes to the unaudited pro forma combined and consolidated financial information provide a discussion of the pro forma adjustments. The unaudited pro forma combined and consolidated financial information should be read in conjunction with: (i) our combined and consolidated financial statements and notes thereto; (ii) the unaudited financial statements for the period from January 1, 2013 through August 12, 2013 of the Real Resorts and notes thereto; and (iii) the information under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

The unaudited pro forma combined and consolidated financial information is presented for informational purposes only and is not necessarily indicative of what our actual results of operations would have been assuming our Formation Transactions and this offering had been completed on January 1, 2013, nor is it indicative of our future results of operations. A number of factors may affect our future results. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Playa Hotels & Resorts B.V.

Unaudited Pro Forma Combined and Consolidated Statement of Operations

For the year ended December 31, 2013

($ in thousands)

	Playa Historical	Real Resorts Historical(1)	Formation Transactions Adjustments(2)		Subtotal	The Offering(3)	Total Pro Forma
Revenue	$272,270	$89,674	$—		$361,944	$—	$361,944
Direct and selling, general and administrative expenses:
Direct	191,446	26,751	(21,500	)(b)	196,697	—	196,697
Selling, general and administrative	50,957	34,159	—		85,116	—	85,116
Pre-opening expenses	2,638	—	—		2,638	—	2,638
Depreciation and amortization	32,034	3,402	5,590	(a)	41,026	—	41,026

Direct and selling, general and administrative expenses	277,075	64,312	(15,910)		325,477	—	325,477

Operating (loss) income	(4,805)	25,362	15,910		36,467	—	36,467

Interest expense	(29,296)	(2,048)	(16,682	)(c)	(48,026)	—	(48,026)
Loss on extinguishment of debt	(5,669)	—	—		(5,669)	—	(5,669)
Other income (expense), net	4,117	4,248	(2,180	)(e)	6,185	—	6,185

Net (loss) income before tax	(35,653)	27,562	(2,952)		(11,043)	—	(11,043)

Income tax benefit (provision)	5,776	(7,443)	739	(d)	(928)	—	(928)

Net (loss) income	$(29,877)	$20,119	$(2,213)		$(11,971)	$—	$(11,971)

Accretion and dividends of cumulative redeemable preferred shares	$(13,380)	$—	$(21,743	) (f)	$(35,123)	$35,123	—

Net (loss) income available to ordinary shareholders	$(43,257)				$(47,094)	$35,123	$(11,971)

Loss per share
Basic and Diluted(4)	$(0.69)				$(0.72)		$( )
Weighted average number of ordinary shares outstanding
Basic and Diluted(4)	62,809,833				65,623,214

See notes to unaudited pro forma combined and consolidated financial information.

(1)	The acquisition of the Real Resorts occurred on August 13, 2013. The below table presents historical operating results prepared in accordance with accounting principles generally accepted in the United States of America for the Real Resorts for the period from January 1, 2013 through August 12, 2013 in both Mexican Pesos and as converted to U.S. Dollars. For the period from August 13, 2013 through December 31, 2013, the operations of the Real Resorts were included in our historical results (P$ and $ in thousands):

	Real Resorts January 1, 2013 through August 12, 2013
	Historical		As converted(i)
Revenue	P$	1,129,384	$89,674
Direct and selling, general and administrative expenses:
Direct		336,909	26,751
Selling, general and administrative		430,217	34,159
Depreciation and amortization		42,847	3,402

Direct and selling, general and administrative expenses		809,973	64,312

Operating income		319,411	25,362
Interest expense		(25,797)	(2,048)
Other income, net(ii)		53,505	4,248

Net income before tax		347,119	27,562
Income tax (provision)		(93,743)	(7,443)

Net income	P$	253,376	$20,119

(i)	Pesos were converted to U.S. Dollars at the average rate of 0.0794 Peso per U.S. Dollar for the period January 1, 2013 through August 12, 2013.
(ii)	Other income (expense), net is comprised of $7,306 Pesos of interest income, $8,491 Pesos of changes in the fair value of financial instruments, $38,023 Pesos of exchange gain and $315 Pesos of other expense. At the time of its acquisition, the functional currency of the Real Resorts was the Mexican Peso. The functional currency changed from the Mexican Peso to the U.S. Dollar, the functional currency of Playa Hotels & Resorts B.V., on August 13, 2013 as a result of the acquisition.
(2)	Reflects the following adjustments related to certain of our Formation Transactions:
(a)	Represents the pro forma depreciation and amortization expense attributable to the acquisition of the Real Resorts. The pro forma adjustment related to the fair value adjustments of the identified tangible and intangible assets acquired through purchase accounting for the period from January 1, 2013 through August 12, 2013 ($ in thousands):

	Estimated fair value	Estimated useful life	January 1, 2013 through August 12, 2013 Depreciation and Amortization Expense
Land, buildings and improvements	$392,347	10-50 years	$3,854
Fixtures and machinery	2,297	3-12 years	156
Furniture and other fixed assets	21,943	3-13 years	3,618

Total property, plant and equipment	416,587		7,628
Total intangible assets	2,812	8 months	1,364
Less: Historical depreciation and amortization			(3,402)

Pro forma adjustment			$5,590

Acquired property, plant and equipment and intangible assets are being depreciated on a straight-line method over their estimated remaining useful lives.

(b)	We incurred one-time transaction fees of $21.5 million directly related to certain of our Formation Transactions inclusive of $12.8 million related to management contract termination expenses that arose in connection with the termination of the previous managers for our resorts located in Los Cabos, Cancún and Puerto Vallarta, $2.3 million related to the acquisition of the Jamaica Property, $1.8 million related to the acquisition of the Real Resorts and $4.6 million related to other transaction expenses that were required to consummate the Formation Transactions. These fees included costs of professional services, such as legal, accounting, and consulting fees. These one-time transaction fees have been eliminated as a pro forma adjustment.
(c)	Represents interest expense (including the amortization of debt issuance costs) attributable to the Term Loan and the Senior Notes due 2020, calculated as follows ($ in thousands):

Instruments	Outstanding Balance	Rate	Year Ended December 31, 2013
Term Loan(i)	$375,000	4.00%	$16,997
Senior Notes due 2020	375,000	8.00%	30,904

Interest expense from new debt	$750,000	6.00%	$47,901

Less: Historical interest expense			(31,344)

Unused commitment fee under Revolving Credit Facility (ii)			125

Pro forma adjustment			$16,682

(i)	Assumes the variable interest rate on the Term Loan is the London Interbank Offered Rate (“LIBOR”) + 300 basis points and LIBOR remains at the 1.00% floor for the Term Loan. The Term Loan is a component of our $425.0 million Senior Secured Credit Facility, which also includes a revolving credit facility (the “Revolving Credit Facility”).
(ii)	The Revolving Credit Facility originally permitted outstanding borrowings of up to $25 million and was amended in May 2014 to permit outstanding borrowings of up to $50 million. There were no amounts outstanding under the Revolving Credit Facility for the period January 1, 2013 through December 31, 2013; however, the unaudited pro forma combined and consolidated statement of operations includes interest expense associated with unused commitment fees under the Revolving Credit Facility based on a rate of 0.50% per annum on the unused amount of $25 million.
(d)	Adjustment to apply the Dutch statutory tax rate of 25.0%.
(e)	Represents the elimination of approximately $2.2 million in asset management fees that we received during the year ended December 31, 2013 from certain subsidiaries of Playa Hotels & Resorts, S.L., our prior parent, relating to certain resorts that were not contributed to us in our Formation Transactions. We will not be performing these services going forward.
(f)	To record accretion on the $275 million of Preferred Shares issued in our Formation Transactions as if such shares had been issued on January 1, 2013. Preferred Shares are cumulative at a rate of 10% per annum compounded quarterly until August 9, 2015 and 12% per annum compounded quarterly after that date. Dividends are paid in the form of additional Preferred Shares in four quarterly installments on the fifteenth of January, April, July and October of each year.
(3)	Reflects the elimination of accretion attributable to the Preferred Shares, all of which will be repurchased with a portion of the net proceeds from this offering. We expect the Preferred Shares to remain outstanding until repurchased upon the completion of this offering with a portion of the net proceeds from this offering and we will accrue an additional amount of accretion of issuance costs and redemption premiums through the date of repurchase.

(4)	Pro forma basic and diluted loss per ordinary share are computed by dividing loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Unaudited pro forma basic and diluted loss per share have been calculated in accordance with applicable SEC rules. The pro forma weighted average number of ordinary shares outstanding used for purposes of calculating the unaudited pro forma basic loss per share has been adjusted to reflect the issuance of ordinary shares by us in this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares. For the six months ended June 30, 2014, loss per ordinary share would have been $ after giving effect to this offering and our intended use of proceeds from this offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Playa Hotels & Resorts B.V.

We have audited the accompanying combined and consolidated balance sheets of Playa Hotels & Resorts B.V. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related combined and consolidated statements of operations and comprehensive (loss) income, cumulative redeemable preferred shares, shareholders’ equity, and accumulated other comprehensive loss, and cash flows for each of the two years in the period ended December 31, 2013. Our audits also included the condensed financial statement schedule listed in the Index at Item 16. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of Playa Hotels & Resorts B.V. and subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined and consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1, the accompanying combined and consolidated financial statements include allocations of expenses and debt from Playa Hotels & Resorts, S.L. These combined and consolidated statements and the associated allocations may not necessarily be reflective of the actual levels of costs or debt which would have been incurred by Playa Hotels & Resorts B.V. had it operated as a standalone entity.

/s/ Deloitte & Touche LLP

McLean, Virginia

October 10, 2014

Playa Hotels & Resorts B.V.

Combined and Consolidated Balance Sheets

($ in thousands)

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$83,446	$16,624	$107,703
Restricted cash	—	—	6,383
Trade and other receivables, net	32,345	23,644	22,986
Accounts receivable from related parties	1,474	3,717	2,920
Inventories	7,046	6,448	6,803
Prepayments and other assets	22,967	14,168	34,678
Deferred tax assets	10,830	4,304	8,200

Total current assets	158,108	68,905	189,673

Non-current assets
Property, plant and equipment, net	1,291,728	821,884	1,295,352
Investments	680	648	668
Goodwill	51,731	—	51,731
Other intangible assets	3,823	2,796	2,388
Other assets	34,530	7,711	52,426
Deferred tax assets	26,516	16,771	28,770

Total non-current assets	1,409,008	849,810	1,431,335

Total assets	$1,567,116	$918,715	$1,621,008

LIABILITIES, CUMULATIVE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables	$91,284	$52,926	$88,945
Accounts payable to related parties	1,998	14,878	2,979
Debt	3,250	42,367	3,250
Debt to related party	500	—	500
Deferred consideration	2,020	—	2,343
Income tax payable	3,755	280	3,050
Deferred tax liabilities	2,167	4,363	921
Derivative financial instrument	—	15,728	—

Total current liabilities	104,974	130,542	101,988

Non-current liabilities
Debt	619,509	466,033	696,949
Debt to related party	49,155	—	48,923
Accounts payable to related parties	4,633	—	4,649
Deferred consideration	4,512	—	4,486
Other liabilities	39,803	18,978	37,260
Deferred tax liabilities	153,730	99,475	149,512
Derivative financial instrument	—	35,756	—

Total non-current liabilities	871,342	620,242	941,779

Total liabilities	$976,316	$750,784	$1,043,767

Commitments and contingencies

Cumulative redeemable preferred shares (par value $0.01; 32,738,094 shares authorized, issued and outstanding as of December 31, 2013 and June 30, 2014; aggregate liquidation preference of $286,102 and $300,667 as of December 31, 2013 and June 30, 2014, respectively)	276,627	—	294,083

Shareholders’ equity
Ordinary shares (par value $0.01; 65,623,214 and 0 shares authorized, issued and outstanding as of December 31, 2013 and 2012, respectively; 65,623,214 shares authorized and issued and 61,477,416 shares outstanding as of June 30, 2014)	656	—	656
Treasury shares (at cost, 0, 0 and 4,145,798 shares as of December 31, 2013 and 2012 and June 30, 2014, respectively)	—	—	(17,827)
Paid-in capital	496,520	—	479,064
Prior Parent investment	—	174,244	—
Accumulated other comprehensive loss	(4,213)	(6,313)	(4,300)
Accumulated deficit	(178,790)	—	(174,435)

Total shareholders’ equity	314,173	167,931	283,158

Total liabilities, cumulative redeemable preferred shares and shareholders’ equity	$1,567,116	$918,715	$1,621,008

The accompanying Notes form an integral part of these Combined and Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income

($ in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
			(unaudited)
Revenue:
Package	$226,646	$184,472	$176,248	$107,196
Non-package	45,624	35,531	29,173	20,845

Total revenue	272,270	220,003	205,421	128,041
Direct and selling, general and administrative expenses:
Direct	191,446	141,301	119,838	75,574
Selling, general and administrative	50,957	34,872	29,192	20,582
Pre-opening	2,638	—	4,212	—
Depreciation and amortization	32,034	25,125	20,133	12,620
Write-down to net realizable value of long-lived assets	—	—	8,456	—

Direct and selling, general and administrative expenses	277,075	201,298	181,831	108,776

Operating (loss) income	(4,805)	18,705	23,590	19,265

Interest expense	(29,296)	(22,106)	(20,615)	(8,576)
Loss on extinguishment of debt	(5,669)	—	—	—
Other income (expense), net	4,117	3,215	(1,255)	2,020

Net (loss) income before tax	(35,653)	(186)	1,720	12,709

Income tax benefit (provision)	5,776	(7,751)	2,635	2,105

Net (loss) income	(29,877)	(7,937)	4,355	14,814

Other comprehensive (loss) income, net of taxes:
Cash flow hedges	1,922	(7,514)	—	351
Benefit obligation gain (loss)	178	67	(87)	179

Other comprehensive income (loss)	2,100	(7,447)	(87)	530

Total comprehensive (loss) income	(27,777)	(15,384)	4,268	15,344

Accretion and dividends of cumulative redeemable preferred shares	(13,380)	—	(17,456)	—

Net (loss) income available to ordinary shareholders	$(43,257)	$(7,937)	$(13,101)	$14,814

(Losses) earnings per share — Basic	$(0.69)	$(0.13)	$(0.20)	$0.24

(Losses) earnings per share — Diluted	$(0.69)	$(0.13)	$(0.20)	$0.24

Weighted average number of shares outstanding during the period — Basic	62,809,833	61,038,910	65,165,115	61,038,910
Weighted average number of shares outstanding during the period — Diluted	62,809,833	61,038,910	65,165,115	61,038,910

The accompanying Notes form an integral part of these Combined and Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Combined and Consolidated Statements of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Loss for the Years Ended December 31, 2013 and 2012 and for the Six Months Ended June 30, 2014

($ in thousands)

			Shareholders’ Equity
	Cumulative Redeemable Preferred Shares		Ordinary Shares		Treasury Shares		Paid-In Capital	Prior Parent Investment	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2012	—	$—	—	$—	—	$—	$—	$174,558	$1,134	$—	$175,692
Net (loss) for the period								(7,937)			(7,937)
Cash flow hedges									(7,514)		(7,514)
Benefit obligation gain									67		67
Net transfers from Prior Parent								7,623			7,623

Balance at December 31, 2012	—	—	—	—	—	—	—	174,244	(6,313)	—	167,931

Net (loss) for the period								(3,536)			(3,536)
Cash flow hedges									1,922		1,922
Benefit obligation (loss)									(67)		(67)

Balance at August 12, 2013	—	—	—	—	—	—	—	170,708	(4,458)	—	166,250

Formation Transactions			51,337,500	513			410,207	(170,708)		(164,202)	75,810
Net (loss) for the period										(26,341)	(26,341)
Benefit obligation gain									245		245
Proceeds from issuance of ordinary shares net of issuance costs of $144			14,285,714	143			99,693				99,836
Proceeds from issuance of cumulative redeemable preferred shares, net of issuance costs of $324 and discount of $11,429	32,738,094	263,247								11,753	11,753
Accretion and dividends of cumulative redeemable preferred shares		13,380					(13,380)				(13,380)

Balance at December 31, 2013	32,738,094	276,627	65,623,214	656	—	—	496,520	—	(4,213)	(178,790)	314,173

Net income for the period										4,355	4,355
Benefit obligation (loss)									(87)		(87)
Repurchase of ordinary shares					(4,145,798)	(17,827)					(17,827)
Accretion and dividends of cumulative redeemable preferred shares		17,456					(17,456)				(17,456)

Balance at June 30, 2014 (unaudited)	32,738,094	$294,083	65,623,214	$656	(4,145,798)	$(17,827)	$479,064	$—	$(4,300)	$(174,435)	$283,158

The accompanying Notes form an integral part of these Combined and Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Combined and Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
			(Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income	$(29,877)	$(7,937)	$4,355	$14,814
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	32,034	25,125	20,133	12,620
Amortization of debt discount, premium and issuance costs	2,059	1,172	1,319	1,085
Loss on extinguishment of debt	5,669	—	—	—
Write-down to net realizable value of long-lived assets	—	—	8,456	—
Deferred income taxes	(12,264)	4,808	(5,102)	(5,013)
Other	213	661	(369)	73
Changes in operating assets and liabilities:
Trade and other receivables	(5,355)	(1,660)	9,359	3,627
Accounts receivable from related parties	4,269	2,630	(1,446)	(3,084)
Inventories	53	1,415	243	205
Prepayments and other current assets	5,866	(16)	(11,711)	(7,778)
Trade payables and other payables	25,194	7,327	(7,321)	(1,339)
Accounts payable to related parties	(10,809)	7,088	997	2,396
Income taxes payable	(2,733)	(11,259)	(691)	1,798
Changes in other assets	(2,093)	(1,048)	402	(1,045)
Changes in deferred consideration	—	—	894	—
Changes in other liabilities	7,887	2,218	(2,630)	573
Changes in derivative financial instrument	1,922	(13,199)	—	(7,873)

Net cash provided by operating activities	22,035	17,325	16,888	11,059

INVESTING ACTIVITIES:
Purchase of property, plant and equipment:
Original acquisition of Jamaica property	(65,208)	—	—	—
Other purchases of property, plant and equipment	(11,643)	(7,049)	(27,569)	(820)
Advance payments on property, plant and equipment	(6,288)	—	(15,840)	—
Purchase of intangibles	(59)	—	(149)	(26)
Proceeds from disposal of property, plant and equipment	15	—	5,470	15
Acquisitions, net of cash acquired	(314,974)	—	—	—
Changes in Restricted cash	—	—	(6,383)	—

Net cash used in investing activities	(398,157)	(7,049)	(44,471)	(831)

FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	100,000	—	—	—
Issuance costs of ordinary shares	(144)	—	—	—
Proceeds from issuance of cumulative redeemable preferred shares	225,000	—	—	—
Issuance costs of cumulative redeemable preferred shares	(324)	—	—	—
Proceeds from debt issuance, net of discount of $1.8 million and premium of $4.1 million, respectively	623,250	—	79,125	—
Issuance costs of debt	(16,371)	—	(2,320)	—
Proceeds from short term loans	5,000	—	—	5,000
Debt modification costs	—	—	(4,650)	—
Repayment of deferred consideration	(525)	—	(613)	—
Repayments of debt	(938)	—	(1,875)	—
Repayments of Prior Parent allocated debt	(21,183)	(26,600)	—	(545)
Cash paid to Prior Parent	(470,821)	—	—	—
Transfer from Prior Parent	—	7,623	—	831
Repurchase of ordinary shares	—	—	(17,827)	—

Net cash provided by (used in) financing activities	442,944	(18,977)	51,840	5,286

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	66,822	(8,701)	24,257	15,514

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	$16,624	$25,325	$83,446	$16,624

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$83,446	$16,624	$107,703	$32,138

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$20,877	$32,134	$18,358	$13,376
Cash paid for income taxes	$3,996	$3,882	$5,857	$940

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Capital expenditures incurred but not yet paid	$1,306	$—	$4,982	$—
Transfers from advance payments to property, plant and equipment	$—	$—	$3,167	$—
Release of debt obligation to Prior Parent	$59,500	$—	$—	$—
Settlement of interest rate swap agreement	$10,132	$—	$—	$—
Ordinary shares issued for the Formation Transactions	$410,700	$—	$—	$—
Cumulative redeemable preferred shares issued for acquisition	$50,000	$—	$—	$—
Term loan issued for acquisition	$50,000	$—	$—	$—
Deferred consideration for acquisition	$7,051	$—	$—	$—
Indemnification asset for acquisition	$9,621	$—	$—	$—
Accretion of issuance costs and discount on cumulative redeemable preferred shares	$2,278	$—	$2,891	$—
Non-cash PIK Dividends	$11,102	$—	$14,565	$—

The accompanying Notes form an integral part of these Combined and Consolidated Financial Statements

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Note 1. Organization operations and basis of presentation

Background

Playa Hotels & Resorts B.V. (“Playa”) is a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations. Playa’s portfolio consists of 13 resorts located in Mexico, the Dominican Republic and Jamaica. We currently manage eight of our 13 resorts. Unless otherwise indicated or the context requires otherwise, references in these combined and consolidated financial statements to “we,” “our,” “us” and similar expressions refer to Playa and its subsidiaries.

We were incorporated on March 28, 2013 and began operations on August 13, 2013 when Playa Hotels & Resorts, S.L. (the “Prior Parent”) and certain of our subsidiaries and shareholders (the “Continuing Shareholders”) engaged in a series of transactions that included: (i) the acquisition of eight resorts from the Prior Parent (the “Contributed Resorts”) for cash payments totaling $492 million and the issuance of ordinary shares with a value of $410.7 million; (ii) the acquisition of four resorts in Mexico (the “Real Resorts”) and the management company that managed them for consideration of approximately $413.3 million, including $50 million of our Cumulative Redeemable Preferred Shares (“Preferred Shares”), as well as $50 million of our Term Loan (as defined below) (see Note 12); (iii) the acquisition of a resort located in Jamaica for approximately $66.2 million; (iv) an investment by HI Holdings Playa B.V. (“HI Holdings Playa”), a subsidiary of Hyatt Hotels Corporation (together with its affiliates, “Hyatt”), of $100 million in our ordinary shares and $225 million in our Preferred Shares (the “Hyatt Investment”); (v) the consummation of our Senior Secured Credit Facility (as defined below) (see Note 12); and (vi) the issuance of the Senior Notes due 2020 (as defined below) (see Note 12). The foregoing transactions are collectively referred to as our “Formation Transactions.” In connection with our acquisition of the Contributed Resorts from the Prior Parent, the Prior Parent (a) repaid our Syndicated Loan (as defined below) and settled related interest rate swap agreements (see Note 12); and (b) exchanged our ordinary shares that it held for all of the Prior Parent shares held by the Continuing Shareholders. We also entered into long-term franchise, license and related agreements with Hyatt pursuant to which we operate (or have the right to operate) certain resorts under Hyatt brands.

Basis of preparation, presentation and measurement

These combined and consolidated financial statements (the “Combined and Consolidated Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on a combined basis prior to August 13, 2013, and on a consolidated basis on and subsequent to August 13, 2013 and include the results of the following entities: the Contributed Resorts for the years ended December 31, 2013 and 2012, and the six-month periods ended June 30, 2014 and 2013, and the Real Resorts from the date of acquisition on August 13, 2013 to December 31, 2013 and the six-month period ended June 30, 2014. The Contributed Resorts were considered entities under the common control of Farallon Capital Management, L.L.C. and certain of its funds (collectively, “Farallon”) who collectively vote on all Playa shareholder matters as one entity. The acquisition of the Real Resorts was treated as a business combination and the acquisition of our Jamaica Property (as defined below) as an asset purchase.

For the periods prior to our Formation Transactions our combined financial statements present the historical financial position, results of operations and cash flows of the Contributed Resorts as they had been historically operated and are not indicative of the financial position, results of operations or net cash flows that would have existed had the Contributed Resorts operated as an independent, stand-alone company for the periods presented. These combined financial statements include assets and liabilities that are specifically attributable to the Contributed Resorts, and revenues and costs directly related to the operations and maintenance of the Contributed Resorts. The Contributed Resorts received services and support functions from the Prior Parent. The Contributed Resorts’ operations were dependent on the Prior Parent’s ability to perform these services and support functions

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

which included accounting, finance, investor relations, planning, legal, communications and human resources which have been allocated primarily based on a percentage of revenue at each resort. We consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company for the periods presented. Actual costs incurred had we been a stand-alone company would have depended on a number of factors. The Syndicated Loan and the related hedging activity were obligations of the Prior Parent and have been presented as obligations of Playa for periods prior to our Formation Transactions. We believe this is a reasonable basis of presenting this indebtedness and the related interest expense because the Syndicated Loan was serviced primarily through cash flows of the Contributed Resorts, and the Syndicated Loan was refinanced with new debt as part of our Formation Transactions. (Losses) earnings per share have been presented as if the capital structure of the Prior Parent had been outstanding during the combined period prior to our Formation Transactions.

Note 2. Significant accounting policies

Principles of combination and consolidation

These Combined and Consolidated Financial Statements include the accounts of Playa and the subsidiaries which we wholly own and control. All intercompany transactions and balances have been eliminated in the combination and consolidation process. All relevant transactions with the Prior Parent have been shown as related party transactions in the Combined and Consolidated Financial Statements.

Unaudited interim financial information

The interim Combined and Consolidated Balance Sheet as of June 30, 2014, the related interim Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income and Combined and Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2014 and 2013, the Combined and Consolidated Statement of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Loss for the six-month period ended June 30, 2014 and the related footnote disclosures are unaudited. These unaudited interim Combined and Consolidated Financial Statements have been prepared in accordance with U.S. GAAP applicable to interim financial statements. The interim financial statements are presented in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual Combined and Consolidated Financial Statements prepared in accordance with U.S. GAAP. In our opinion, the unaudited interim Combined and Consolidated Financial Statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Combined and Consolidated Balance Sheet as of June 30, 2014, Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income, and Combined and Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2014 and 2013. The results for the six-month period ended June 30, 2014 are not necessarily indicative of the results expected for the year ending December 31, 2014.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue and results of operations, which are consistently higher during the first quarter of each year than in successive quarters.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Use of estimates

These Combined and Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These assumptions require a high degree of judgment that may result in materially different amounts reported in the Combined and Consolidated Financial Statements.

We evaluate our estimates and assumptions periodically. Estimates are based on historical experience and on other factors that are considered to be reasonable under the circumstances. All significant accounting policies are disclosed in the notes to the Combined and Consolidated Financial Statements. Significant accounting policies that require us to exercise judgment or make significant estimates include asset useful lives, fair value of financial instruments, business combination purchase price, tax valuation allowance and long-lived asset and goodwill impairment testing.

Foreign currency

Our reporting currency is the U.S. dollar. We have determined that the U.S. dollar is the functional currency of all of our international operations. Foreign currency denominated monetary asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates. Non-monetary assets, such as inventories, prepaid expenses, fixed assets and intangible assets are remeasured into U.S. dollars at historical exchange rates. Foreign currency denominated income and expense items are remeasured into U.S. dollars at the weighted-average exchange rates in effect during the relevant period, except for expenses related to non-monetary assets, which are remeasured at historical exchange rates.

We recognized a foreign currency gain of $1.8 million and $0.3 million for the years ended December 31, 2013 and 2012, respectively, which are reflected within other income (expense), net in the Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income. For the six-month periods ended June 30, 2014 and 2013 a $0.8 million loss and a $0.5 million gain foreign currency were recorded, respectively, in other income (expense), net in the Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income.

Business combinations

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The acquisition date is the date on which we obtain operating control over the acquired business.

The consideration transferred is determined on the acquisition date and is the sum of the fair values of the assets transferred by us and the liabilities incurred by us, including the fair value of any asset or liability resulting from a deferred consideration arrangement. Acquisition-related costs, such as professional fees, are excluded from the consideration transferred and are expensed as incurred.

Any deferred consideration is measured at its fair value on the acquisition date, recorded as a liability and accreted over its payment term in the Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income.

Goodwill is measured as the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is less than the fair value of the net assets acquired and liabilities assumed, the difference is recorded as a bargain purchase gain in profit or loss.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Property, plant and equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation. The costs of improvements that extend the life of property, plant and equipment, such as structural improvements, equipment and fixtures are capitalized. Start-up costs, ongoing repairs and maintenance are expensed as incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values (if any) over their estimated useful lives, as follows:

Buildings	10 to 50 years
Fixtures and machinery	3 to 12 years
Airplane	7 years
Furniture and other fixed assets	3 to 13 years

The assets’ estimated useful lives and residual values are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Income taxes

We account for income taxes using the asset and liability method, under which we recognize deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as well as for tax loss carryforwards. For purposes of these Combined and Consolidated Financial Statements, our income tax provision was calculated on a separate return basis as though we had filed our tax returns in the applicable jurisdictions in which we operate.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. We provide a valuation allowance against deferred tax assets if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carryback and carry forward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies.

We have made no provision for foreign or domestic income taxes on the cumulative unremitted earnings of our subsidiaries. We believe that the earnings of our foreign subsidiaries can be repatriated to the Netherlands without incurring additional income taxes, as a result of the applicable local statutory tax laws.

We have only recorded financial statement benefits for tax positions which we believe are more likely than not to be sustained upon settlement with a taxing authority. We have established income tax reserves in accordance with this guidance where necessary, such that a benefit is recognized only for those positions which satisfy the more likely than not threshold. Judgment is required in assessing the future tax consequences of events that have been recognized in our Combined and Consolidated Financial Statements or tax returns, including the application of the more likely than not criteria. We recognize interest and penalties associated with our uncertain tax benefits as a component of income tax benefit (provision).

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Commitments and contingencies

We are subject to various legal proceedings, regulatory proceedings and claims, the outcomes of which are subject to uncertainty. We record an estimated loss from a loss contingency, with a corresponding charge to income, if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Where there is at least a reasonable possibility that a loss has been incurred we provided disclosure of the contingency (see Note 9).

Ordinary shares and paid-in capital

Ordinary shares are classified as equity. Shares are classified as equity when there is no obligation to transfer cash or other assets to the holder thereof. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Dividends

We have never declared or paid any cash dividends on our ordinary or preferred shares. In addition, we must comply with the covenants in our Senior Secured Credit Facility and the covenants governing the Senior Notes due 2020 if we want to pay cash dividends. We currently intend to retain any earnings for future operations and expansion. Any future determination to pay dividends will, after having made the required distributions on our Preferred Shares (as described below), be at the discretion of our general meeting of shareholders (the “General Meeting”), subject to a proposal from our board of directors, and will depend on our actual and projected financial condition, liquidity and results of operations, capital requirements, prohibitions and other restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant. In addition, to the extent any of our Preferred Shares are outstanding, no dividends may be paid on our ordinary shares until any accumulated and unpaid dividends on our Preferred Shares have been paid in full. Dividends on the Preferred Shares are cumulative at a rate of 10% per annum compounded quarterly until August 9, 2015 and 12% per annum compounded quarterly after that date. Dividends are paid in kind with additional Preferred Shares in four quarterly installments on January 15, April 15, July 15 and October 15 of each year. All dividends are paid in the form of additional Preferred Shares (the “Non-cash PIK Dividends”).

Preferred Shares

We issued Preferred Shares that can be converted to ordinary shares at the option of the holder or redeemed by such holder or us under certain conditions. Preferred Shares are reported as a temporary equity instrument (see Note 11).

Debt

Debt is carried at amortized cost. Any difference between the proceeds (net of issuance costs) and the redemption value is recognized as an adjustment to interest expense over the term of the debt using the effective interest method.

Debt issuance costs associated with debt are recorded in the Combined and Consolidated Balance Sheets as an asset and amortized over the term of the debt utilizing the effective interest rate method. Capitalized interest directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use, is recognized as part of the cost of such assets until the time the assets are substantially ready for their intended use.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Financial instruments

The Combined and Consolidated Balance Sheets contain various financial instruments including, but not limited to, cash and cash equivalents, trade and other receivables, certain prepayments and other current assets, trade and other payables, other non-current liabilities, debt and derivative financial instruments. Derivative financial instruments are recorded at fair value; all other financial assets and financial liabilities are recorded at amortized cost. The carrying amounts of these financial instruments approximate their fair values.

Effective interest method

The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash outflows (including all fees and transaction costs paid) through the expected life of the financial liability to the net carrying amount upon initial recognition.

Derivative financial instruments

We may periodically enter into interest rate swap agreements, based on market conditions, to manage interest rate exposure. The net settlements paid or received under these agreements will be accrued consistent with the terms of the agreements and will be recognized in interest expense over the term of the related debt.

Derivatives, including embedded derivatives, are initially recognized at fair value at the date the derivatives are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Derivatives may utilize hedge accounting treatment as long as the hedged forecasted transactions remain probable and the hedges continue to meet the requirements of derivatives and hedging accounting guidance. Hedge accounting is discontinued for fair value hedges if a derivative instrument is sold, terminated or otherwise de-designated.

We do not enter into derivative transactions for trading or speculative purposes, and we monitor the financial stability and credit standing of our counterparties in these transactions.

Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the Combined and Consolidated Statements of Cash Flows.

Goodwill and other intangible assets

Goodwill arises in connection with business combinations and asset acquisitions. As required, goodwill is reviewed for impairment annually during the third quarter of each year or more frequently if events or changes in circumstances indicate a potential impairment. Currently, the goodwill impairment analysis is performed as of July 1st of each year.

When testing goodwill for impairment, Accounting Standards Codification Topic 350 permits us to assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis to determine whether the two-step impairment test is necessary. We also have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Advanced bookings, which consist of pre-sold reservations in advance of future guest stays (“Advanced Bookings”), acquired in a business combination are recognized at fair value at the acquisition date. These intangibles have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the intangible over its estimated useful life. The useful life for other intangibles such as contracts for the right of use of certain facilities is determined to be equal to their contractual term. We may also qualitatively assess our indefinite lived intangible assets for impairment prior to performing the quantitative impairment test. Impairment charges, if any, are recognized in operating results.

Impairment of definite lived assets

Assets that are subject to amortization (i.e., property, plant and equipment and other intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. We evaluate the recoverability of each of our long-lived assets, including purchased intangible assets and property and equipment, by comparison of the carrying amount to the future undiscounted cash flows we expect the asset to generate.

Impairment of other indefinite lived assets

Our licenses have indefinite lives for which there is no associated amortization expense or accumulated amortization. We assess indefinite lived intangible assets for impairment annually, or more frequently if events occur that indicate an asset may be impaired. Currently, the other indefinite lived assets impairment analysis is performed as of July 1st of each year. We completed our most recent annual impairment assessment for our indefinite lived intangible assets as of July 1, 2013 with no impairments noted. No indicators of impairment have occurred during these periods presented.

Revenue recognition

Revenue is recognized on an accrual basis when the rooms are occupied and services have been rendered.

Revenues derived from all-inclusive packages purchased by our guests are included in the package revenue line item of our Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income. Revenue associated with upgrades, premium services and amenities that are not included in the all-inclusive package, such as premium rooms, dining experiences, wines and spirits and spa packages, are included in the non-package revenue line item of our Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income. Advance deposits received from customers are deferred and included in current liabilities (classified within trade and other payables) until the rooms are occupied and the services have been rendered.

Food and beverage revenue not included in a guest’s all-inclusive package is recognized when the goods are consumed.

Revenue is measured at the fair value of the consideration received or receivable, stated net of estimated discounts, rebates and value added taxes.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances and highly liquid cash deposits with maturities at the date of the acquisition of three months or less, which are readily convertible to known amounts of cash and are

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

subject to an insignificant risk of changes in value. Financial instruments that potentially subject us to a concentration of credit risk consist of cash on deposit at banks where the deposits are either uninsured or in excess of insured limits and money market fund balances. Substantially all of our cash is held by three financial institutions that we believe are of high-credit quality.

Restricted cash

In connection with the tax surety bond (see Note 9), we made a cash deposit with Fianzas Dorama SA in the amount of approximately $6.4 million. This cash deposit is recorded as restricted cash in the Combined and Consolidated Balance Sheet as of June 30, 2014. For purposes of our Combined and Consolidated Statements of Cash Flows, changes in restricted cash caused by changes in this cash deposit are shown as investing activities.

Trade and other receivables, net

Trade and other receivables are amounts due from guests and vendors for merchandise sold or services performed in the ordinary course of business. Collection is expected in one year or less and is classified as a current asset. When necessary, the carrying amount of our receivables is reduced by an allowance for doubtful accounts that reflects our estimate of amounts that will not be collected. When a trade receivable is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against the allowance accounts. Changes in the carrying amount of the allowance account are recognized in the Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income.

Inventories

Inventories consist of food, beverages and other items related to consumption, are valued at the lower of cost or market. Cost is determined using the weighted average cost method, not to exceed the market value.

Advertising costs

Advertising costs are expensed as incurred, or the first time the advertising takes place. For the years ended December 31, 2013 and 2012, we recorded advertising costs of $15.0 million and $13.0 million, respectively. For the six-month periods ended June 30, 2014 and 2013, we recorded advertising costs of $9.5 million and $7.5 million, respectively.

Impact of recently issued accounting standards

Future Accounting Standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method nor have we determined the impact of adoption on our Combined and Consolidated Financial Statements.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Adopted Accounting Standards

In July 2012, the FASB released ASU No. 2012-02 (“ASU 2012-02”), Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance in ASU 2012-02, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The provisions of ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, but early adoption was permitted. The adoption of ASU 2012-02 did not materially impact our Combined and Consolidated Financial Statements.

In February 2013, the FASB released ASU No. 2013-02 (“ASU 2013-02”), Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive (loss) income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive (loss) income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The provisions of ASU 2013-02 are effective for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 resulted in additional disclosure within our Combined and Consolidated Statements of Cumulative Redeemable Preferred Shares, Shareholders’ Equity and Accumulated Other Comprehensive Loss.

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This topic clarifies that when a reporting entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The amendments in this ASU are effective prospectively for reporting periods beginning after December 15, 2013, and we adopted this ASU on January 1, 2014. The adoption of ASU 2013-05 did not have a material impact on our Combined and Consolidated Financial Statements.

In July 2013, the FASB released ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of the unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The provisions of ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 has not materially impacted our Combined and Consolidated Financial Statements.

Note 3. (Losses) earnings per share

All share and per share amounts present the capital structure of the Prior Parent for periods prior to our Formation Transactions. Basic and diluted (losses) earnings per share attributable to ordinary shareholders are presented in conformity with the two-class method required for participating securities. As discussed in Note 1, in August 2013, we completed our Formation Transactions. For purposes of computing (losses) earnings per

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

share, it is assumed that recapitalization had occurred for all periods presented. Therefore, the outstanding shares for the periods preceding our Formation Transactions reflect the conversion of the Prior Parent shareholders’ shares into our shares that took place in connection with our Formation Transactions. As Hyatt was not a Prior Parent shareholder, their associated August 2013 investment in our ordinary and preferred shares is contemplated in the calculation of (losses) earnings per share beginning on August 13, 2013.

Additionally, we considered our Preferred Shares and their related accumulated Non-cash PIK Dividends as participating securities. If a dividend is declared or paid on our ordinary shares, holders of our ordinary shares and Preferred Shares are entitled to proportionate shares of such dividend with the holders of Preferred Shares participating on an as-if converted basis.

Under the two-class method, basic (losses) earnings per share attributable to ordinary shareholders is computed by dividing the net (loss) income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net (loss) income attributable to ordinary shareholders is determined by allocating undistributed earnings between ordinary and preferred shareholders. Diluted (losses) earnings per share attributable to ordinary shareholders is computed by using the weighted-average number of ordinary shares outstanding during the period, including potentially dilutive ordinary shares assuming the conversion of the outstanding Preferred Shares using the treasury stock method. For periods in which there is a net loss, the number of shares used in the computation of diluted losses per share is the same as that used for the computation of basic losses per share, as the inclusion of dilutive securities would be anti-dilutive. Under the two-class method, the net loss attributable to ordinary shareholders is not allocated to share premium reserve of the Preferred Shares until all other reserves have been exhausted or such loss cannot be covered in any other way.

The calculation of basic and diluted (losses) earnings per share, under the two-class method, are as follows ($ in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
			(unaudited)
Basic:
Net (loss) income attributable to ordinary shareholders	$(43,257)	$(7,937)	$(13,101)	$14,814
Weighted-average shares used to compute net (loss) income per share, basic	62,809,833	61,038,910	65,165,115	61,038,910

Diluted:
Net (loss) income attributable to ordinary and preferred shareholders	$(43,257)	$(7,937)	$(13,101)	$14,814
Weighted-average shares used to compute net (loss) income per share, diluted	62,809,833	61,038,910	65,165,115	61,038,910

(Losses) earnings per share—Basic	$(0.69)	$(0.13)	$(0.20)	$0.24
(Losses) earnings per share—Diluted	$(0.69)	$(0.13)	$(0.20)	$0.24

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Note 4. Business combination

On August 13, 2013, we acquired 100% of the outstanding shares of the Real Resorts. In connection with the acquisition of the Real Resorts, we also committed to acquire an airplane from the selling shareholder of the Real Resorts (the “Real Shareholder”) for $7.5 million. The fair value of the airplane at acquisition was $5.6 million, with $1.9 million being recorded to goodwill. We subsequently sold this airplane for $5.5 million on January 31, 2014.

The following table summarizes the consideration transferred for the acquisition of the Real Resorts ($ in thousands):

Cash	$315,855
Term Loan portion related to the Real Shareholder	50,000
Preferred Shares (5,952,380 shares, convertible at $8.40 per ordinary share)	50,000
Present value of deferred consideration	7,051
Indemnification asset	(9,621)

Total consideration transferred	$413,285

As part of this business combination, the Real Shareholder has provided an indemnification of certain tax liabilities yet to be settled.

The following represents the allocation of the total consideration transferred as of the acquisition date ($ in thousands):

Assets:
Cash and cash equivalents	$881
Trade and other receivables	6,590
Accounts receivable from related parties	2,026
Prepayments and other current assets	14,665
Inventories	651
Assets held for sale	5,550
Property, plant and equipment	416,587
Other intangible assets	2,812
Deferred tax assets	3,100
Other assets (non-current)	66
Liabilities:
Trade and other payables	(13,959)
Accounts payable to related parties	(6,939)
Current income tax payable	(6,227)
Deferred tax liabilities	(51,133)
Other liabilities (non-current)	(13,116)

Total identifiable net assets	$361,554
Goodwill	51,731

Total consideration transferred	$413,285

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

The following table summarizes the net cash outflow ($ in thousands):

Consideration paid	$315,855
Less: cash and cash equivalents acquired	(881)

Net cash outflow	$314,974

We accounted for our acquisition of the Real Resorts by recording all tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date, with the remaining unallocated consideration recorded as Goodwill. There was no tax step up due to the transaction, as we acquired assets and assumed liabilities on a carryover tax basis for tax purposes.

The fair values assigned to identifiable assets acquired (primarily property, plant and equipment and other intangible assets) were determined using the market approach for land; the cost and income approach for buildings; the cost approach for furniture, fixtures, equipment and site/building improvements; and two variations of the income approach (the excess earnings approach and the cost approach) for other intangible assets.

Property, plant and equipment is depreciated using the straight-line method over their estimated useful lives. Advanced Bookings are amortized over a useful life of less than 1 year. The fair values were based on our estimates, including estimates for the deferred income tax liability. For all other identifiable net assets acquired, the assigned fair values were based on book values as the majority of these net assets are current, where the book value most closely approximates fair value.

Goodwill of $51.7 million relates to the value of expected synergies arising from the acquisition. Goodwill recognized is not expected to be deductible for income tax purposes.

Transaction costs of $1.8 million related to this acquisition have been included in selling, general and administrative expenses (“SG&A”) on our Combined and Consolidated Statement of Operations and Comprehensive (Loss) Income for the year ended December 31, 2013.

The Real Resorts recognized approximately $46.8 million of revenue and $42.5 million of operating expenses, including cost of sales, operating expenses, SG&A and depreciation and amortization expenses, from the acquisition date to December 31, 2013, which are included in the Combined and Consolidated Statement of Operations and Comprehensive (Loss) Income for the year ended December 31, 2013.

The following unaudited pro forma financial information presents our results combined with those of the Real Resorts as if we had completed the acquisition of the Real Resorts as of the beginning of the periods presented ($ in thousands):

	Year Ended December 31,
	2013	2012
Total revenue	$361,944	$344,985
Net loss	$(24,625)	$(13,051)
Losses per share	$(0.39)	$(0.21)

The pro forma net loss for the year ended December 31, 2013 excludes $1.8 million of transaction costs related to the acquisition of the Real Resorts. For pro forma purposes, these transaction costs are included in the results of operations for the year ended December 31, 2012, as if the transaction had occurred as of January 1, 2012.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Note 5. Property, plant and equipment

The balance of property, plant and equipment is as follows ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Land, buildings and improvements	$1,187,491	$792,650	$1,208,391
Fixtures and machinery	46,898	43,341	39,806
Furniture and other fixed assets	123,339	98,777	122,635
Airplane	5,550	—	—
Construction in progress	73,073	1,885	78,070

Total property, plant and equipment, gross	1,436,351	936,653	1,448,902
Accumulated depreciation	(144,623)	(114,769)	(153,550)

Total property, plant and equipment, net	$1,291,728	$821,884	$1,295,352

Depreciation expense for property, plant and equipment was $30.2 million and $24.7 million for the years ended December 31, 2013 and 2012, respectively. Depreciation expense for property, plant and equipment was $18.6 million and $12.5 million for the six-month periods ended June 30, 2014 and 2013, respectively. During the six months ended June 30, 2014, $8.5 million of property, plant and equipment was written down to net realizable value as part of the renovations related to two of our resorts.

For the year ended December 31, 2013, $1.8 million of interest expense was capitalized on qualifying assets. For the year ended December 31, 2012 no interest expense was capitalized. For the six-month period ended June 30, 2014, $2.9 million of interest expense was capitalized on qualifying assets. Interest expense was capitalized at the weighted average interest rate of the debt. For the six-month period ended June 30, 2013, no interest expense was capitalized.

Acquisition of our Jamaica Property

On August 16, 2013, we acquired a resort in Jamaica that was previously operated as the Ritz Carlton Golf & Spa Resort, Rose Hall, Jamaica (our “Jamaica Property”). Our Jamaica Property was closed in May 2013 and is undergoing expansion and renovation prior to its expected reopening in November 2014. We intend to invest additional funds to expand, renovate and reposition our Jamaica Property to become an all-inclusive resort under the Hyatt Ziva and the Hyatt Zilara brands (together the “Hyatt All-Inclusive Resort Brands”). As such, our Jamaica Property will not generate revenue until completion of the renovation, which is expected to be in November 2014.

Total consideration transferred for the acquisition of our Jamaica Property consisted of $66.2 million in cash.

We accounted for the acquisition of our Jamaica Property as an asset acquisition (not a business combination), recording all tangible assets acquired at their estimated fair values on the acquisition date. We allocated the total consideration transferred as of the acquisition date of $66.2 million as $65.3 million to property, plant and equipment, net and $0.9 million to noncurrent other assets in the Combined and Consolidated Balance Sheets.

As of December 31, 2013, the transaction costs related to this acquisition were $2.3 million which were expensed and included in SG&A in the Combined and Consolidated Statement of Operations and Comprehensive (Loss) Income for the year ended December 31, 2013.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Re-brandings

During the second quarter of 2014, we closed for renovation and future rebranding two resorts, one within our Yucatán segment and the other within our Pacific Coast Segment.

Note 6. Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, trade and other receivables, accounts receivable from related parties, trade and other payables, accounts payable to related parties, derivative financial instruments (including interest rate swap agreements) and debt. We believe the carrying value of our current assets and current liabilities, excluding the derivative financial instruments and current portion of debt, approximate their fair values at December 31, 2013 and 2012 and June 30, 2014. The interest rate swap agreements are recorded at fair value in the Combined and Consolidated Balance Sheets (see Note 12).

Fair value measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of observability of inputs used in measuring fair value as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: Unadjusted quoted prices for similar assets or liabilities in active markets, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

•	Level 3: Inputs are unobservable and reflect our judgments about assumptions that market participants would use in pricing an asset or liability.

We did not have any movements in and out of Level 3 for our fair valued instruments.

The following tables present the fair values of our debt and interest rate swap agreements as well as the input levels used to determine these fair values as of December 31, 2013 and 2012 and June 30, 2014 ($ in thousands):

	Carrying Value As of December 31, 2013	Fair Value
		Level 1	Level 2	Level 3	Total
Financial liabilities not recorded at fair value:
Debt:
Deferred Consideration	$6,532	$—	$—	$6,532	$6,532
Term Loan	372,414	—	—	373,521	373,521
Senior Notes due 2020	300,000	—	321,939	—	321,939

Total	$678,946	$—	$321,939	$380,053	$701,992

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

	Carrying Value As of December 31, 2012	Fair Value
		Level 1	Level 2	Level 3	Total
Financial liabilities not recorded at fair value:
Debt:
Syndicated Loan	$508,400	$—	$—	$496,951	$496,951

Total	$508,400	$—	$—	$496,951	$496,951

Financial liabilities recorded at fair value:
Derivatives:
Interest Rate Swap Agreements	$51,484	$—	$51,484	$—	$51,484

Total	$51,484	$—	$51,484	$—	$51,484

	Carrying Value As of June 30, 2014	Fair Value (unaudited)
		Level 1	Level 2	Level 3	Total
	(unaudited)
Financial liabilities not recorded at fair value:
Debt:
Deferred Consideration	$6,829	$—	$—	$6,829	$6,829
Term Loan	370,670	—	—	359,369	359,369
Senior Notes due 2020	378,952	—	405,705	—	405,705

Total	$756,451	$—	$405,705	$366,198	$771,903

The following table displays valuation techniques and the significant unobservable inputs for our Level 3 liabilities measured at fair value as of December 31, 2013 and 2012 and June 30, 2014 ($ in thousands):

	Fair Value	Fair Value Measurements as of December 31, 2013
		Significant Valuation Techniques	Significant Unobservable Inputs	Input
Deferred Consideration	$6,532	Discounted Cash	Discount Rate	4.75%
		Flow	Forward Rate	2.53% - 4.25%
			Expected Term	43 months
Term Loan	$373,521	Discounted Cash	Discount Rate	4.17%
		Flow	Forward Rate	4.75% - 7.59%
			Expected Term	68 months

	Fair Value	Fair Value Measurements as of December 31, 2012
		Significant Valuation Techniques	Significant Unobservable Inputs	Input
Syndicated Loan	$496,951	Discounted Cash	Discount Rate	3.00%
		Flow	Forward Rate	2.80% - 6.57%
			Expected Term	91 months

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

	Fair Value	Fair Value Measurements as of June 30, 2014
		Significant Valuation Techniques	Significant Unobservable Inputs	Input
(unaudited)
Deferred Consideration	$6,829	Discounted Cash	Discount Rate	4.75%
		Flow	Forward Rate	3.28% - 5.00%
			Expected Term	37 months
Term Loan	$359,369	Discounted Cash	Discount Rate	4.17%
		Flow	Forward Rate	4.00% - 6.84%
			Expected Term	62 months

Term Loan and Syndicated Loan

The fair values of the Term Loan and Syndicated Loan are estimated using cash flows projected using market forward rates and discounted back at the appropriate discount factors. The primary sensitivity in these estimates is based on the selection of appropriate discount rates. Fluctuations in these assumptions will result in different estimates of fair value as an increase in the discount rate would result in a decrease in the fair value.

Interest rate swap agreements

The fair value of interest rate swap agreements is estimated using discounted cash flow techniques that use observable market inputs, such as London Interbank Offered Rate (“LIBOR”)-based forward yield curves, forward rates, non-performance risk adjustment and the specific swap rate stated in each of the swap agreements. We have classified our interest rate swaps in Level 2 of the fair value hierarchy, as the significant inputs to the overall valuations are based on market-observable data or information. The market-observable data is derived from or corroborated by market-based inputs. The fair value of the derivative financial instrument is re-measured at the end of the every reporting period.

Senior Notes due 2020

The fair value of the Senior Notes due 2020 is estimated using unadjusted quoted prices in a market that is not active. Current pricing was compiled and applied to the outstanding principal amount.

Deferred Consideration

The fair value of the deferred consideration is estimated using discounted cash flow techniques based on our weighted average cost of capital.

Note 7. Income taxes

Net loss before tax is summarized below ($ in thousands):

	Year Ended December 31,
	2013	2012
Domestic	$(384)	$367
Foreign	(35,269)	(553)

Total net loss before tax	$(35,653)	$(186)

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

The components of our income tax benefit (provision) for the years ended December 31, 2013 and 2012 are as follows ($ in thousands):

	Year Ended December 31,
	2013	2012
Current:
United States	$(514)	$(432)
Foreign	(5,974)	(2,511)

Total current income tax provision	(6,488)	(2,943)

Deferred:
United States	—	—
Foreign	12,264	(4,808)

Total deferred income tax benefit	12,264	(4,808)

Total benefit (provision) for the period	$5,776	$(7,751)

Reconciliation of Netherlands statutory income tax rate to actual income tax rate

A reconciliation of the Netherlands statutory federal income tax rate to our effective income tax rate from continuing operations is as follows ($ in thousands):

	Year Ended December 31,
Effective tax rate	2013		2012
Income tax benefit at statutory rate	$8,913	25%	$47	25%
Differences between statutory rate and foreign rate	2,450	7%	(4,436)	(2,383%)
Permanent differences	(4,902)	(14%)	(1,453)	(781%)
Non-deductible interest and debt issuance costs	3,122	9%	804	432%
Change in tax law and regulations	9,117	26%	—	0%
Foreign exchange rate difference on non-monetary assets	4,467	11%	(2,406)	(1,292%)
Change in valuation allowance	(15,064)	(42%)	1,585	851%
Accrual for uncertain tax positions	(2,328)	(7%)	(908)	(488%)
Mexican Flat Tax	—	0%	(984)	(529%)

Income tax benefit (provision)	$5,776	16%	$(7,751)	(4,165%)

We have a taxable presence in a variety of jurisdictions worldwide, most significantly in Mexico, the Netherlands, the Dominican Republic and Jamaica. In some instances, we have been granted “tax holidays,” providing us with temporary income tax exemptions. These “tax holidays” relate primarily to inactive or loss companies. As a result, there was no benefit associated with these tax holidays. Specifically we operate under a tax holiday in the Dominican Republic which is effective through December 31, 2014. The tax holiday is in the process of being renewed for another five year period. There is no impact of this tax holiday on foreign taxes since the subsidiary in the Dominican Republic is generating tax losses. Additionally, we have been granted a Hotel Tax Incentive in Jamaica which is currently effective through December 30, 2023, but we are in the process of requesting that this incentive be extended an additional five years.

During the year ended December 31, 2013, we recorded a $9.1 million tax benefit for changes in tax law primarily related to Mexico. On December 11, 2013, Mexican federal income tax law changes were enacted eliminating the statutory income tax rate reduction scheduled to start in 2014 and leaving the current 30% statutory income tax rate

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

in effect for future years. Additionally, the Mexican Flat Tax, Impuesto Empresarial a Tasa Unica (“IETU”) has been repealed as of January 1, 2014. We have revalued our deferred income tax assets and liabilities using the rates expected to be in effect when the underlying temporary differences are expected to reverse.

Deferred income taxes

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carry-forwards. We state those balances at the enacted tax rates we expect will be in effect when we actually pay or recover taxes. Deferred income tax assets represent amounts available to reduce income taxes we will pay on taxable income in future years. We evaluate our ability to realize these future tax deductions and credits by assessing whether we expect to have sufficient future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies to utilize these future deductions and credits. We establish a valuation allowance when we no longer consider it more likely than not that a deferred tax asset will be realized.

The following table presents the classification of our net deferred tax liability ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Current deferred tax assets (liabilities), net	$8,663	$(59)	$7,279
Noncurrent deferred tax liabilities, net	(127,214)	(82,704)	(120,742)

Total net deferred tax liabilities	$(118,551)	$(82,763)	$(113,463)

The tax effect of each type of temporary difference and carry-forward that gives rise to a significant portion of our deferred tax assets and liabilities as of December 31, 2013 and 2012 and June 30, 2014 were as follows ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Deferred tax assets:
Advance customer deposits	$6,454	$966	$4,715
Trade payables and other accruals	3,868	4,465	2,649
Labor liability accrual	1,073	—	901
Property, plant and equipment	25,553	4,143	26,894
IETU tax losses & credits	—	16,936	—
Net operating losses	38,455	19,347	42,893

Total deferred tax asset	75,403	45,857	78,052
Valuation allowance	(38,057)	(24,782)	(41,082)

Net deferred tax asset	37,346	21,075	36,970

Deferred tax liabilities:
Accounts receivable and prepayments to vendors	2,167	4,365	923
Property, plant and equipment	153,322	99,473	149,510
Other intangible assets	408	—	—

Total deferred tax liability	155,897	103,838	150,433

Net deferred tax liability	$118,551	$82,763	$113,463

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

As of December 31, 2013 and December 31, 2012, we had $38.3 million and $35.8 million respectively, of net operating loss carryforwards in our Mexican subsidiaries. These carryforwards expire in various amounts from 2018 to 2023. As of December 31, 2012, we had $96.8 million in IETU tax losses which had no expiration date. As of December 31, 2013, the IETU tax was repealed resulting in the IETU tax losses not being eligible as a net operating loss carryforward. As of December 31, 2013 and December 31, 2012, we had $99.6 million and $77.6 million, respectively, of net operating loss carryforwards in our Dutch subsidiaries that expire in varying amounts from 2016 to 2022. As of December 31, 2013 and December 31, 2012, we had $3.5 million and $0 million, respectively, of net operating loss carryforwards in our Dominican subsidiaries, which expire in varying amounts from 2014 to 2018. As of December 31, 2013 and December 31, 2012, we had $4.0 million and $0 million, respectively, of net operating loss carryforwards in our Jamaica subsidiary. The carryforwards do not expire. The ability to utilize the tax net operating losses in any single year ultimately depends upon our ability to generate sufficient taxable income.

We have made no provision for foreign or domestic income taxes on the cumulative unremitted earnings of our subsidiaries. We believe that the earnings of our foreign subsidiaries can be repatriated without incurring additional income taxes, as a result of the applicable local statutory tax laws.

The change in the valuation allowance established against our deferred tax assets for the years ended December 31, 2013 and December 31, 2012 is summarized in the following table ($ in thousands):

	Balance at January 1	Additions	Deductions	Balance at December 31
Deferred tax asset valuation allowance for the year ended
December 31, 2013	$(24,782)	$(15,204)	$1,929	$(38,057)
December 31, 2012	$(28,922)	$(698)	$4,838	$(24,782)

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

The valuation allowance for each period is used to reduce the deferred tax asset to a more likely than not realizable value.

We are subject to income taxes in a variety of jurisdictions worldwide. For our significant jurisdictions, the earliest years that remain subject to examination are 2008 for the Dominican Republic and Mexico and 2011 for the Netherlands. We consider the potential outcome of current and future examinations in our assessment of our reserve for uncertain tax positions.

The following table reconciles our uncertain tax positions, as of December 31, 2013 and December 31, 2012 ($ in thousands):

	As of December 31,
	2013	2012
Uncertain tax positions at January 1	$14,187	$13,393
Additions for prior year tax positions	11,340	794

Uncertain tax positions at December 31	$25,527	$14,187

As of December 31, 2013, the total amount of uncertain tax positions, including interest and penalty, was $25.5 million, which would affect the effective income tax rate, if recognized. Other than the tax ruling in Curacao (see Note 16), we do not anticipate any significant changes in the total uncertain tax benefits within the next 12 months. We record interest and penalties associated with uncertain tax positions as a component of our income tax provision. During the years ended December 31, 2013 and 2012, we recognized $0.8 million and $0.3 million, respectively, of interest and penalties in income tax expense. The change in uncertain tax positions from the balance as of December 31, 2012 of $14.2 million to the balance as of December 31, 2013 of $25.5 million is mainly driven by the recognition of uncertain tax positions generated from the acquired Real Resorts of $9.9 million.

Pursuant to certain agreements with the seller of the Real Resorts, dated as of May 24, 2013, we have the right to be indemnified for certain federal, state, local and foreign income and other taxes related to uncertain tax positions for taxable periods prior to the acquisition.

Note 8. Related party transactions

The following summarizes transactions and arrangements that we have entered into with related parties.

The details of the balances between us and related parties as of December 31, 2013 and 2012 and June 30, 2014 are as follows ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Accounts receivable	$1,474	$3,717	$2,920
Accounts payable	$6,631	$14,878	$7,628
Deferred consideration	$6,532	$—	$6,829
Term Loan	$49,655	$—	$49,423
Preferred Shares Non-cash PIK Dividends	$11,102	$—	$25,667

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Relationship with Prior Parent

In August 2013, the Prior Parent and certain of our subsidiaries and the Continuing Shareholders engaged in our Formation Transactions pursuant to which we commenced operations and the eight resorts owned by the Prior Parent were transferred to us in exchange for our shares and cash consideration with an aggregate value of approximately $902.7 million.

All significant intercompany transactions between us and the Prior Parent have been included in these Combined and Consolidated Financial Statements and were considered to be effectively settled for cash at the time our Formation Transactions were recorded (see Note 10). The total net effect of the settlement of these intercompany transactions is reflected in the Combined and Consolidated Statements of Cash Flows as a financing activity and in the Combined and Consolidated Balance Sheets as Prior Parent investment.

Relationship with Hyatt

In August 2013, HI Holdings Playa acquired 14,285,714 of our ordinary shares (see Note 10) and 26,785,714 of our Preferred Shares (see Note 11) for an aggregate purchase price of $325.0 million. As of December 31, 2013 and June 30, 2014 no Non-cash PIK Dividends had been issued or declared with respect to the Preferred Shares and the total accrued amounts of Non-cash PIK Dividends payable to HI Holdings Playa were $9.1 million and $21.0 million, respectively. Holders of Preferred Shares are entitled to “as converted” voting rights, and HI Holdings Playa owned 42.3% and 44.8% of our outstanding voting securities as of December 31, 2013 and June 30, 2014, respectively. As of December 31, 2013 and June 30, 2014, franchise fees related to the two re-branded resorts currently operating under the Hyatt All-Inclusive Resort Brands were $0.3 million and $1.8 million, respectively.

Relationship with the Real Shareholder

In August 2013, the Real Shareholder acquired 5,952,380 of our Preferred Shares (see Note 11) for $50.0 million. As of December 31, 2013 and June 30, 2014 no Non-cash PIK Dividends had been issued or declared with respect to the Preferred Shares and the total accrued amount of Non-cash PIK Dividends payable to the Real Shareholder were $2.0 million and $4.7 million, respectively. Holders of Preferred Shares are entitled to “as converted” voting rights, and the Real Shareholder owned 6.2% and 6.7% of our outstanding voting securities as of December 31, 2013 and June 30, 2014, respectively.

Deferred consideration

Pursuant to the acquisition of the Real Resorts (see Note 4), Playa H&R Holdings B.V., a subsidiary of Playa, agreed to make quarterly payments to the Real Shareholder starting in December 2013 of $1.1 million per quarter through the quarter ending September 30, 2017. A portion of the $1.1 million is the related interest earned by the Real Shareholder as a lender holding $50.0 million of our outstanding Term Loan. The deferred consideration was measured at fair value on the acquisition date by taking the difference between the guaranteed quarterly amount of $1.1 million and the estimated quarterly interest to be received by the Real Shareholder on the Term Loan over the same four year period. The liability will be accreted over the four year payment term.

Term Loan

The Real Shareholder (who is also a shareholder of Playa) is one of the lenders under our $375.0 million Term Loan (see Note 12). The Real Shareholder’s portion of the original Term Loan was $50.0 million.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Transactions with related parties

Transactions between us and related parties during the years ended December 31, 2013 and 2012 and the six-month periods ended June 30, 2014 and 2013 were as follows ($ in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
			(unaudited)
Asset management fee income(1)	$2,180	$2,773	$—	$1,453
Interest expense on related party debt(2)	(957)	—	(1,060)	—
Interest expense on Prior Parent allocation of debt(2)	(2,429)	(4,376)	—	(2,011)
Franchise fees(3)	(337)	—	(1,777)	—
Lease payments(3)	(932)	(842)	(537)	(409)

Total transactions with related parties	$(2,475)	$(2,445)	$(3,374)	$(967)

(1)	Included in other income (expense), net in our Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income
(2)	Included in interest expense in our Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income
(3)	Included in direct expense in our Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income

On August 13, 2013, we issued ordinary shares to the Prior Parent who subsequently distributed these shares to our current shareholders, including one member of our executive management (see Note 10).

One of our offices is owned by our Chief Executive Officer, and we sublease the space at that location through a third party. Lease payments related to this space were $0.8 million for each of the years ended December 31, 2013 and 2012. Lease payments were $0.4 million for each of the six-month periods ended June 30, 2014 and 2013.

One of our offices in Cancún, Mexico is owned by an affiliate of the Real Shareholder, and we lease the space through a third party. The lease payments related to this space were $0.1 million for the year ended December 31, 2013. Lease payments were $0.1 million for the six-month period ended June 30, 2014.

Asset management fee income

Asset management fees earned by us from hotels that were not contributed by the Prior Parent for the years ended December 31, 2013 and 2012 were approximately $2.2 million and $2.8 million, respectively. Asset management fees for the six-month periods ended June 30, 2014 and 2013 were $0 and $1.5 million, respectively. These asset management fees are included within other income (expense), net in the Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income. The related asset management fee agreements were terminated as part of our Formation Transactions.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Note 9. Commitments and contingencies

Litigation, claims and assessments

We are involved in certain litigation and claims, including claims and assessments with taxing authorities (see Note 7).

Playa is the head of a “fiscal unity” for Dutch corporate income tax of our Dutch subsidiaries. The Dutch corporate income tax act provides the option of a fiscal unity, which is a consolidated tax regime wherein the profits and losses of group companies can be offset against each other. For that reason, Playa is jointly and severally liable for the tax liabilities of the fiscal unity as a whole, with the exception of Playa Romana B.V. and Playa Romana Mar B.V., which are not part of the fiscal unity.

The Mexican tax authorities have issued an assessment to one of our Mexican subsidiaries for approximately $12.8 million. In February 2014, we filed an appeal before the tax authorities, which was denied on May 26, 2014. On June 11, 2014, we arranged for the posting of a tax surety bond issued by a surety company in the amount of approximately $12.8 million, which guarantees the payment of the claimed taxes and other charges (and suspends collection of such amounts by the tax authorities) while our further appeal to the tax court is resolved. To secure reimbursement of any amounts that may be paid by the surety company to the tax authorities in connection with the surety bond, we provided cash collateral to the surety company in the amount of approximately $6.4 million (see Note 2).

Capital expenditures

As part of our ongoing business operations, significant expenditures are required to complete renovation projects that have been approved.

Leases and other commitments

We lease certain equipment for the operations of our hotels under various lease agreements. The leases extend for varying periods through 2018 and contain fixed components and utility payments. In addition, several of our administrative offices are subject to leases of building facilities from third parties, which extend for varying periods through 2018 and contain fixed and variable components.

Our minimum future rents at December 31, 2013 payable under non-cancelable operating leases with third parties and related parties were as follows ($ in thousands):

2014	$1,210
2015	815
2016	821
2017	806
2018	369
Thereafter	—

Total	$4,021

Rental expense under non-cancelable operating leases consisted of $1.7 million and $0.8 million for the years ended December 31, 2013 and 2012, respectively, and $1.2 million and $0.5 million for the six-month periods ended June 30, 2014 and 2013, respectively.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

We are subject, from time to time, to various claims and contingencies related to lawsuits, taxes, and environmental matters, as well as commitments under contractual obligations. Many of these claims are covered under current insurance programs, subject to deductibles. We reasonably recognize a liability associated with commitments and contingencies when a loss is probable and reasonably estimable. Although the ultimate liability for these matters cannot be determined at this point, based on information currently available, we do not expect that the ultimate resolution of such claims and litigation will have a material effect on our consolidated financial statements.

Note 10. Ordinary shares

We were incorporated on March 28, 2013 and in August 2013 issued (i) 51,337,500 ordinary shares to the Prior Parent to acquire the Contributed Resorts, representing consideration of $410.7 million ($8.00 per share); and (ii) 14,285,714 ordinary shares to HI Holdings Playa for gross proceeds of $100.0 million ($7.00 per share). Incremental costs directly attributable to the issuance of these shares (of $0.1 million) have been netted with the proceeds.

In conjunction with our Formation Transactions, we made cash payments to the Prior Parent totaling $492.0 million, which were used to settle the Syndicated Loan and interest rate swap obligation outstanding (see Note 12). The payments were funded through the issuance of the 14,285,714 ordinary shares discussed above, the issuance of Preferred Shares as discussed in Note 11 and the proceeds from our new debt obligations (see Note 12). The difference between the carrying value of the loan and swap arrangements and the cash paid is recorded within equity as part of our Formation Transactions.

As of December 31, 2013 and June 30, 2014, our ordinary share capital consisted of 65,623,214 and 61,477,416 ordinary shares outstanding, respectively, which have a par value of $0.01 each. All ordinary shares have the same voting and economic rights. The difference between the fair value of our ordinary shares of $7.00 and the cash paid of $8.00 has been presented as a capital contribution.

The holders of our ordinary shares are entitled to receive dividends or distributions out of funds legally available, at the discretion of our General Meeting, subject to a proposal from our board of directors. They are also subject to any preferential dividend rights of outstanding Preferred Shares and are entitled to one vote per share at meetings of Playa. Upon the liquidation, dissolution, or winding up of Playa, the holders of ordinary shares will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Shares. Holders of ordinary shares have no redemption or conversion rights.

On May 20, 2014, we executed an agreement to repurchase all 4,145,798 of our ordinary shares held by a shareholder, for an aggregate cash purchase price of $17.8 million. The closing of the repurchase took place on June 11, 2014.

Note 11. Preferred Shares

In connection with our Formation Transactions (see Note 1), we issued 32,738,094 Preferred Shares at $8.40 per share. Of the total Preferred Shares, 26,785,714 Preferred Shares were issued in connection with the Hyatt Investment (see Note 1) and 5,952,380 Preferred Shares were issued in connection with the acquisition of the Real Resorts (see Note 4). Holders of the Preferred Shares are entitled to preferred cumulative dividends of 10% per annum compounded quarterly for two years increasing to 12% after August 9, 2015, with such dividends to be exclusively paid in kind with additional Preferred Shares. The Preferred Shares are convertible at the option of the holders into our ordinary shares on the basis of one ordinary share for every Preferred Share held (i.e., at $8.40 each,

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

as adjusted for share dividends, share splits, Non-cash PIK Dividends, combinations, reorganizations, or otherwise). The holders of the Preferred Shares are entitled to “as converted” voting rights. For purposes of the conversion, all accrued and unpaid Non-cash PIK Dividends are deemed to have been paid in Preferred Shares. Conversion may occur at any time between August 9, 2013 and the later of (i) August 9, 2015 and (ii) the initial public offering of Playa. If the Preferred Shares have not been previously converted or redeemed, they can be redeemed at the option of the holder on August 9, 2021 at $8.40 each plus any accrued and unpaid dividends. A portion of the Preferred Shares may also be redeemed at our election or the election of the holders in connection with an initial public offering of Playa. Due to the increasing dividend rate from the initial 10% from issuance to August 9, 2015 and 12% thereafter, we have calculated the effective conversion price and recorded a Preferred Share discount of $11.4 million, as a reduction of accumulated deficit. Preferred Share issuance costs of $0.3 million and the Preferred Share discount of $11.4 million are being amortized over a two-year period that began on August 9, 2013.

Preferred Shares Non-cash PIK Dividends are accumulated on a quarterly basis until the shares are converted or redeemed, subject to distributable profits. The accrued Preferred Shares’ Non-cash PIK Dividends are recorded as reduction of paid-in capital.

The Preferred Shares and Preferred Shares’ accrued Non-cash PIK Dividends have been classified as temporary equity and recorded as cumulative redeemable preferred shares in our Combined and Consolidated Balance Sheets; the holder has the option to convert them into ordinary shares in accordance with the articles of association or receive cash on August 15, 2021.

The Preferred Shares carry certain liquidation preferences in the event of liquidation of Playa. In the event of a dissolution and liquidation, the assets remaining after payment of all of our debts (including any liquidation expenses) are to be distributed (i) first to the holders, if any, of Preferred Shares, the greater of (a) the nominal value of the Preferred Shares (to the extent paid-up) plus unpaid accrued dividends and (b) the amount the holders of Preferred Shares would receive if such shares plus any dividends thereon were converted into ordinary shares prior to such liquidation distribution, and (ii) second, the balance remaining to the ordinary shareholders in proportion to the aggregate nominal value of their ordinary shares.

Preferred Shares are as follows ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Face value	$275,000	$—	$275,000
Issuance costs	(261)	—	(181)
Discount	(9,214)	—	(6,403)
Non-cash PIK Dividends	11,102	—	25,667

Net value of Preferred Shares	$276,627	$—	$294,083

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Note 12. Debt and derivative financial instruments

Current and non-current debt consists of the following ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Syndicated Loan - 2.8% as of December 31, 2012	$—	$508,400	$—
Term Loan - 4.75% as of December 31, 2013 and 4.0% as of June 30, 2014	374,063	—	372,188
Revolving Credit Facility	—	—	—
Senior Notes due 2020 - 8.0%	300,000	—	375,000

Total Debt Obligations	674,063	508,400	747,188

Unamortized (discount) premium:
Discount on Term Loan	(1,649)	—	(1,518)
Premium on Senior Notes due 2020	—	—	3,952

Total unamortized (discount) premium	(1,649)	—	2,434

Total non-current debt	672,414	508,400	749,622
Less current maturities	(3,750)	(42,367)	(3,750)

Total non-current debt, net of current maturities	$668,664	$466,033	$745,872

Aggregate debt maturities as of December 31, 2013 and June 30, 2014, for the future annual periods through December 31, 2018 and thereafter are as follows ($ in thousands):

	As of December 31, 2013	As of June 30, 2014
		(unaudited)
December 31,
2014(1)	$3,750	$1,875
2015	3,750	3,750
2016	3,750	3,750
2017	3,750	3,750
2018	3,750	3,750
Thereafter	655,313	730,313

Total	$674,063	$747,188

(1)	Year ended and remaining six months, respectively

Syndicated Loan

In June 2007, the Prior Parent entered into a syndicated loan (the “Syndicated Loan”) facility that, as amended, allowed for borrowings of up to $535.0 million, which the Prior Parent borrowed in full. The Syndicated Loan bore interest at 3-month LIBOR plus 120 basis points from funding to August 2010 and 3-month LIBOR plus 250 basis points thereafter until the repayment in connection with our Formation Transactions. In 2012, the first scheduled principal payment and an additional mandatory principal payment (based on excess cash flows for 2011) were made in an aggregate amount of $26.6 million. In 2013, the second scheduled principal payment was made in an amount of $21.2 million. In connection with our Formation Transactions, the $487.2 million remaining outstanding balance of the Syndicated Loan was repaid in full and we recognized a loss on extinguishment of debt of $5.7 million.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Short term loans

On June 25, 2013, the Prior Parent entered into two loan agreements with related third parties for total proceeds of $5.0 million. Both loans had an annual stated interest rate of 4.5% and original maturity dates of June 24, 2014. These loans were settled in full in connection with our Formation Transactions.

Senior Secured Credit Facility

On August 9, 2013, Playa Resorts Holding B.V. (“Borrower”), a subsidiary of Playa, entered into a $400.0 million senior secured credit facility (“Senior Secured Credit Facility”), which consisted of a $375.0 million term loan facility (“Term Loan”) which matures on August 9, 2019 and a $25.0 million revolving credit facility (“Revolving Credit Facility”) which matures on August 9, 2018. The net proceeds from the Term Loan were used in connection with our Formation Transactions (see Note 1), to fund general working capital requirements and for general corporate purposes.

Revolving Credit Facility

The Revolving Credit Facility initially permitted us to borrow up to a maximum aggregate principal amount of $25.0 million, matures on August 9, 2018 and bears interest at variable interest rates that are either LIBOR-based or based on an alternate base rate (“ABR Rate”) derived from the greatest of the federal funds rate, prime rate, eurocurrency and the initial term loan rate with varying spreads for each. The available line of credit was increased on May 27, 2014 to $50.0 million when the Borrower amended the Revolving Credit Facility. The other terms of the Revolving Credit Facility remain unchanged, and we are required to pay a commitment fee of 0.5% per annum on the daily undrawn balance. As of December 31, 2013 and June 30, 2014, there was no outstanding balance on this Revolving Credit Facility and the available line of credit was $25.0 million and $50.0 million, respectively.

Term Loan

The Borrower borrowed the full $375.0 million under the Term Loan on August 9, 2013. We received net proceeds of approximately $366.7 million from the Term Loan after deducting debt issuance discount of $1.8 million and debt issuance costs of $6.5 million. The unamortized debt issuance costs of $6.2 million as of December 31, 2013, were accreted on an effective interest basis over the term of the loan until the re-pricing discussed below on February 26, 2014. Unamortized debt issuance costs of $6.0 million after the re-pricing were carried over to the amended Term Loan.

Before the re-pricing, the Term Loan bore interest at a rate per annum equal to LIBOR plus 375 basis points (where the applicable LIBOR rate had a 1.0% floor) and interest was payable quarterly in cash in arrears on the last day of the interest period, beginning on November 8, 2013. At our option an alternate base rate derived from the greatest of the federal funds rate, prime rate, eurocurrency and the initial term loan rate with varying spreads for each may be used. Our LIBOR-based rates can be tied to one, three or six month LIBOR periods, at our option, upon completion of each interest period.

On February 26, 2014, we re-priced the Term Loan. The amended Term Loan bears interest at a rate per annum equal to LIBOR plus 300 basis points (where the applicable LIBOR rate has a 1.0% floor), which results in a reduction of 75 basis points from the original Term Loan, and interest continues to be payable in cash in arrears on the last day of the applicable interest period (unless we elect to use the ABR Rate). Additional debt issuance costs of $3.7 million are being accreted on an effective interest basis over the term of the loan. As a result of this transaction we recognized a modification of debt expenses of $0.9 million.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

The unamortized debt issuance costs of $6.2 million and $9.2 million as of December 31, 2013 and June 30, 2014, respectively, are being accreted on an effective interest basis over its term.

The Term Loan requires quarterly payments of principal equal to 0.25% of the $375.0 million original principal amount (approximately $0.9 million) on the last business day of each March, June, September and December. The remaining unpaid amount of the Term Loan is due and payable at maturity on August 9, 2019.

Senior Notes due 2020

On August 9, 2013, the Borrower issued $300.0 million of 8.000% senior notes due August 15, 2020 (the “Senior Notes due 2020”). We received net proceeds of approximately $290.1 million from the sale of the Senior Notes due 2020 after deducting debt issuance costs of $9.9 million. The net proceeds were used in connection with our Formation Transactions (see Note 1), to fund general working capital requirements and for general corporate purposes. Unamortized debt issuance costs of $9.5 million and $9.0 million as of December 31, 2013 and June 30, 2014, respectively, are being accreted to interest expense in the Combined and Consolidated Statements of Operations and Comprehensive (Loss) Income on an effective interest basis over the term of the notes.

The Senior Notes due 2020 bear interest at a rate of 8.0% per annum payable semi-annually in cash in arrears on February 15 and August 15 of each year. The face amount of the Senior Notes due 2020 is due and payable at maturity on August 15, 2020.

At any time before August 15, 2016, we may redeem some or all of the Senior Notes due 2020 at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (if any) thereon, plus a make-whole premium. The amount of any make-whole premium is partially based, on the yield of U.S. Treasury securities with a comparable maturity at the date of redemption. In addition, at any time before August 15, 2016, we may redeem up to 35.0% of the Senior Notes due 2020 at 108.0% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (if any) thereon with net proceeds we receive from certain equity offerings.

At any time on or after August 15, 2016, we may redeem some or all of the Senior Notes due 2020 at the applicable redemption prices set forth below, if redeemed during the twelve-month period beginning on the years indicated below:

Year	Redemption Price
2016	106%
2017	104%
2018	102%
2019 and thereafter	100%

The Senior Notes due 2020 are our senior unsecured obligations and rank equally with our other senior unsecured indebtedness. The Senior Notes due 2020 will be effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt, including the Senior Secured Credit Facility.

On February 14, 2014, we issued an additional $75.0 million of Senior Notes due 2020, bringing the aggregate outstanding principal amount of the Senior Notes due 2020 to $375.0 million. The additional notes were priced at 105.5% of their principal amount.

Additional debt issuance premium of $4.1 million and debt issuance costs of $2.3 million are being accreted on an effective interest basis over the term of the notes. Unamortized debt issuance costs of $2.2 million as of June 30, 2014, are being accreted on an effective interest basis over the term of the notes.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Financial covenants and restrictions

Our Senior Secured Credit Facility and the Senior Notes due 2020 contain a number of affirmative and restrictive covenants, including limitations on our ability to: place liens on our direct or indirect subsidiaries’ assets; incur additional debt; merge, consolidate and dissolve; sell assets; engage in transactions with affiliates; change our direct or indirect subsidiaries’ fiscal year or organizational documents; pay cash dividends and make restricted payments.

The amount of restricted net assets that our direct and indirect subsidiaries held as of December 31, 2013 was approximately $565.3 million.

Our Senior Secured Credit Facility also requires us to meet Leverage Ratio and Interest Coverage Ratio financial covenants in each case measured quarterly as defined in our Senior Secured Credit Facility. We were in compliance with all applicable covenants as of December 31, 2013 and June 30, 2014.

Derivative financial instruments

We may use derivative financial instruments, including interest rate swap agreements, from time to time to manage interest rate exposures. We record all derivative financial instruments at their fair value in our Combined and Consolidated Balance Sheets.

Derivative financial instruments consisted of interest rate swap agreements related to the Syndicated Loan of the Prior Parent. In August 2010, in connection with the Syndicated Loan, the Prior Parent restructured its three interest rate swap agreements to match the economic terms under the Syndicated Loan. The interest rate swap agreements were designated as cash flow hedges. To qualify as a hedge, we formally documented, designated and assessed the effectiveness of the transactions that receive hedge accounting. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in other comprehensive (loss) income and was subsequently reclassified into earnings in the period that the hedged forecasted transaction affected earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

The interest rate swap agreements effectively converted variable interest rates to fixed interest rates on 60.0% of the principal balance outstanding under the Syndicated Loan. As of December 31, 2012, the notional amount of the interest rate swap agreements was $308.2 million. The notional amount outstanding for each of the three Interest Rate Swap Agreements changed for each interest period based on an amortization schedule. However, the amortization was fixed so that the total notional amount collectively for the three agreements was equal to 60.0% of the expected outstanding principal balance on the Syndicated Loan over the hedge term.

As of December 31, 2012, under the interest rate swap agreements, 3-month LIBOR was fixed at 5.4% for $229.0 million of outstanding principal amount and at 6.4% for $79.0 million. The weighted average interest rate for the three agreements was 5.7%.

The interest rate swap agreements were to expire in June 2017. In connection with our Formation Transactions, we settled the agreements with the Prior Parent.

Our derivative financial instrument is classified as a derivative financial instrument in current and non-current liabilities as of December 31, 2012 with a fair value of $51.5 million.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

The effects of our derivative instruments in the Combined and Consolidated Financial Statements for the years ended December 31, 2013 and 2012 and the six-month periods ended June 30, 2014 and 2013, were as follows ($ in thousands):

		Year Ended December 31,		Six Months Ended June 30,
Derivatives designated as hedging instruments	Location of gain (loss)	2013	2012	2014	2013
Interest rate swap agreements:
Amount of gain (loss) recognized in accumulated other comprehensive income on derivative	Other comprehensive income	$1,922	$(7,514)	$—	$351

Amount of gain (loss) reclassified from accumulated other comprehensive income into Net income (loss)	Interest expense	$2,480	$13,199	$—	$7,873

Note 13. Employee benefit plan

In accordance with labor law regulations in Mexico, certain employees are legally entitled to receive severance that is commensurate with the tenure they had with us at the time of termination. Liabilities are calculated using actuarial valuations by applying the “projected unit credit method.” Valuations were performed as of December 31, 2013 and 2012 based on the EMSSAH-97 and EMSSAM-97 mortality tables, applying a discount rate of 7.4% and 6.7% for December 31, 2013 and 2012, respectively, and a salary increase of 4.8% and 5.0% for December 31, 2013 and 2012, respectively, and estimated personnel turnover and disability. Liabilities are recognized as non-current other liabilities in the Combined and Consolidated Balance Sheets. Actuarial gains and losses are recognized in the Combined and Consolidated Statement of Operations and Comprehensive (Loss) Income.

The following table sets forth our benefit obligation, funded status and accumulated benefit obligation ($ in thousands):

	As of December 31,
	2013	2012
Change in benefit obligation
Balance at beginning of period	$2,519	$1,990
Service cost	728	528
Interest cost	254	153
Actuarial (gain) loss	(187)	79
Curtailment	(90)	(128)
Benefits paid	(98)	(103)
Acquisitions(1)	3,335	—

Balance at end of period	$6,461	$2,519

Underfunded status	$(6,461)	$(2,519)

Accumulated benefit obligation	$(4,456)	$(1,746)

(1)	Includes the acquisition of pension plans in conjunction with the acquisition of Real Resorts in 2013.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

There were no plan assets as of December 31, 2013 or 2012. Contributions are paid only to the extent benefits are paid. The net underfunded status of the plans as of December 31, 2013 and 2012 was $6.5 million and $2.5 million, respectively, which is recorded in non-current other liabilities in the Combined and Consolidated Balance Sheets.

The following table presents the components of net periodic benefit cost ($ in thousands):

	Year Ended December 31,
	2013	2012
Service cost	$728	$528
Interest cost	254	153
Amortization of prior service cost	7	128
Amortization of (gain) loss	—	—
ASC 712 effect	74	41
Curtailment gain	(85)	(76)

Net periodic benefit cost	$978	$774

The net periodic benefit cost for the six months ended June 30, 2014 was $2.1 million.

The weighted average assumptions used to determine benefit obligations as of December 31, 2013 and 2012 were as follows:

	As of December 31,
	2013	2012
Discount rate	7.39%	6.72%
Rate of compensation increase	4.79%	5.04%

The weighted average assumptions used to determine net periodic benefit cost were as follows:

	Year Ended December 31,
	2013	2012
Discount rate	7.39%	6.72%
Rate of compensation increase	4.79%	5.04%

The following table represents our expected plan payments for the next five years and the five years thereafter ($ in thousands):

2014	$573
2015	600
2016	667
2017	690
2018	726
2019-2023	4,425

Total	$7,681

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Note 14. Other balance sheet items

Trade and other receivables, net

The following summarizes the balances of trade and other receivables as of December 31, 2013 and 2012 and June 30, 2014 ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Gross trade and other receivables	$32,757	$24,175	$23,467
Allowances for doubtful accounts and sales discounts	(412)	(531)	(481)

Total trade and other receivables, net	$32,345	$23,644	$22,986

Financial instruments that are subject to credit risk consist primarily of trade accounts receivable. Trade accounts receivable are generated from sales of services to customers in United States, Canada, Europe, Latin America and Asia. Our policy is to mitigate this risk by granting a credit limit to each client depending on the client’s volume and credit quality. In order to increase the initially established credit limit, approval is required from the director of each hotel. Each hotel periodically reviews the age of the clients’ balances and the balances which may be of doubtful recoverability.

We do not require collateral or other security in support of accounts receivable. Allowances are provided for individual accounts receivable when we become aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results, or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. We also consider broader factors in evaluating the sufficiency of our allowances for doubtful accounts, including the length of time receivables are past due, significant one-time events and historical experience.

The gross carrying amount of the trade and other receivables balance is reduced by an allowance for doubtful accounts that reflects our estimate of amounts that will not be collected. The allowance is based on historical loss experience, specific risks identified in collection matters, and analysis of past due balances identified in the aging detail. Our allowance for doubtful accounts as of December 31, 2013 and 2012 and June 30, 2014 was approximately $0.4 million, $0.5 million and $0.5 million, respectively. We have not experienced any significant write-offs to our accounts receivable.

Prepayments and other assets

The following summarizes the balances of prepayments and other assets as of December 31, 2013 and 2012 and June 30, 2014 ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Advances to suppliers	$4,744	$3,210	$5,919
Prepaid income taxes	5,516	2,281	6,632
Prepaid other taxes	9,810	2,897	16,743
Debt issuance cost	2,099	1,588	3,201
Other	798	4,192	2,183

Total prepayments and other assets	$22,967	$14,168	$34,678

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Goodwill

The gross carrying values and accumulated impairment losses of goodwill as of December 31, 2013 and 2012 and June 30, 2014 are as follows ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Gross carrying value	$51,731	$—	$51,731
Accumulated impairment loss	—	—	—

Carrying Value	$51,731	$—	$51,731

As of December 31, 2013, we had approximately $51.7 million of goodwill related to our acquisitions, all of which resides in the Yucatán Peninsula segment.

During the year ended December 31, 2013, we recorded no goodwill impairment charges.

Intangible assets

The summary of other intangible assets as of December 31, 2013 and 2012 and June 30, 2014 consisted of the following ($ in thousands):

	As of December 31,		As of June 30,	Weighted average useful life
	2013	2012	2014
			(unaudited)
Advanced Bookings	$2,812	$—	$2,812	1 yr
Licenses	868	868	868
Other	4,071	4,012	4,220	9 yrs

Acquisition cost	7,751	4,880	7,900

Advanced Bookings	(1,448)	—	(2,812)
Other	(2,480)	(2,084)	(2,700)

Accumulated amortization	(3,928)	(2,084)	(5,512)

Advanced Bookings	1,364	—	—
Licenses	868	868	868
Other	1,591	1,928	1,520

Carrying Value	$3,823	$2,796	$2,388

Amortization expense for intangibles was $1.8 million and $0.4 million for the years ended December 31, 2013 and 2012, respectively. Amortization expense for intangibles was $1.5 million and $0.1 million for the six-month periods ended June 30, 2014 and 2013, respectively. Our licenses have indefinite lives. Accordingly, there is no associated amortization expense or accumulated amortization. At December 31, 2013 and 2012, and June 30, 2014, such indefinite lived assets, totaled $0.9 million.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Amortization expense relating to intangible assets with finite lives for the years ending December 31, 2014-2018 and thereafter is expected to be as follows ($ in thousands):

2014	$1,895
2015	409
2016	405
2017	238
2018	2
Thereafter	6

Total	$2,955

Other assets

The following summarizes the balances of other assets as of December 31, 2013 and 2012 and June 30, 2014 ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Indemnification asset	$9,895	$—	$9,771
Advances to suppliers	6,288	—	19,000
Debt issuance cost	13,589	4,686	18,079
Other assets	4,758	3,025	5,576

Total other assets	$34,530	$7,711	$52,426

Trade and other payables

The following summarizes the balances of trade and other payables as of December 31, 2013 and 2012 and June 30, 2014 ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Trade payables	$17,148	$13,416	$22,053
Advance deposits	30,506	16,272	20,990
Withholding and other taxes payable	6,099	11,821	13,061
Interest payable	12,065	1,563	13,318
Payroll and related accruals	3,903	3,693	6,620
Management agreement termination accrual	10,542	—	—
Other	11,021	6,161	12,903

Total trade and other payables	$91,284	$52,926	$88,945

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Other liabilities

The following summarizes the balances of other liabilities as of December 31, 2013 and 2012 and June 30, 2014 ($ in thousands):

	As of December 31,		As of June 30,
	2013	2012	2014
			(unaudited)
Tax contingencies	$31,855	$14,920	$31,165
Pension obligations	6,461	2,519	4,653
Casino loan and license	1,364	1,432	1,319
Other	123	107	123

Total other liabilities	$39,803	$18,978	$37,260

Note 15. Segment information

Our resort business is segregated into three separate resort segments by geography: (i) Yucatán Peninsula, (ii) Pacific Coast and (iii) Caribbean Basin.

Our operating segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by our Chief Executive Officer who is also the chief operating decision maker (“CODM”). Financial information for each reportable segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources.

The performance of our operating segments is evaluated primarily on adjusted earnings before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”), which should not be considered an alternative to net (loss) income or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. We define Adjusted EBITDA as net (loss) income for the period before interest expense, income tax benefit (expense) and depreciation and amortization expense, further adjusted to exclude the following items: (a) other (income), net; (b) pre-opening expenses; (c) transaction expenses; (d) severance expenses; (e) management contract termination expense; (f) loss on extinguishment of debt; (g) other tax expense/benefit; and (h) other items.

There are limitations to using measures such as Adjusted EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named measures that other companies may use to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available to us to invest in the growth of our business and investors should carefully consider our U.S. GAAP results presented in our Combined and Consolidated Financial Statements.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

The following tables present revenues, Adjusted EBITDA to net income reconciliation, capital expenditures, and total long-lived assets for our reportable segments ($ in thousands):

	Year ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
			(unaudited)
Revenue:
Yucatàn Peninsula	$118,081	$65,678	$113,735	$39,865
Pacific Coast	57,104	52,601	29,014	33,439
Caribbean Basin	96,769	101,484	62,226	54,398

Segment revenue	271,954	219,763	204,975	127,702
Other	316	240	446	339

Total revenue	$272,270	$220,003	$205,421	$128,041

	Year ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
			(unaudited)
Adjusted EBITDA:
Yucatàn Peninsula	$28,009	$15,824	$43,131	$12,192
Pacific Coast	14,127	12,955	9,144	10,059
Caribbean Basin	22,244	24,665	19,390	15,919

Segment adjusted EBITDA	64,380	53,444	71,665	38,170
Other corporate—unallocated	(10,092)	(9,535)	(7,226)	(4,423)

Total consolidated adjusted EBITDA	54,288	43,909	64,439	33,747

Less:
Other (income) expense, net	(4,117)	(3,215)	1,255	(2,020)
Pre-opening expenses	2,638	—	4,212	—
Transaction expenses	8,657	79	3,832	1,222
Severance expenses	—	—	2,914	—
Management contract termination expense	12,843	—	340	—
Loss on extinguishment of debt	5,669	—	—	—
Write-down to net realizable value of long-lived assets	—	—	8,456	—
Other tax expense	2,466	—	962	640
Brand conversion expenses	455	—	—	—
Add:
Interest expense	(29,296)	(22,106)	(20,615)	(8,576)
Depreciation and amortization	(32,034)	(25,125)	(20,133)	(12,620)

Net (loss) income before tax	$(35,653)	$(186)	$1,720	$12,709

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

	Year ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
			(unaudited)
Capital expenditures:
Yucatàn Peninsula	$3,794	$3,118	$2,862	$72
Pacific Coast	2,462	1,319	1,278	243
Caribbean Basin	71,833	2,347	31,559	481

Segment capital expenditures	78,089	6,784	35,699	796
Other	68	265	19	24

Total capital expenditures	$78,157	$7,049	$35,718	$820

	Year ended December 31,		Six Months Ended June 30,
	2013	2012	2014
			(unaudited)
Long-lived Assets:
Yucatàn Peninsula	$705,429	$298,978	$690,407
Pacific Coast	210,884	214,235	208,235
Caribbean Basin	336,106	278,844	356,385

Segment long-lived assets	1,252,419	792,057	1,255,027
Other	39,309	29,827	40,325

Total long-lived assets	$1,291,728	$821,884	$1,295,352

Note 16. Subsequent events

We have evaluated subsequent events through October 10, 2014, the date which the financial statements were available to be issued.

Ordinary share re-purchases

On July 8, 2014, we executed an agreement to repurchase 1,228,086 of our ordinary shares held by a shareholder, for an aggregate cash purchase price of $5.3 million. The closing of the repurchase took place on August 1, 2014.

Mexico tax assessment

In regard to the tax assessment mentioned in Note 9, on August 15, 2014 we filed an appeal of the assessment with the tax court and now await notification of the outcome.

Curacao uncertain tax position

On September 11, 2014, we received a ruling from the government of Curacao related to an uncertain tax position that affected our historical tax returns filed in that country through the end of 2013. We recognized a liability of approximately $15.2 million as of June 30, 2014. Based on the favorable outcome of this ruling, we expect that we will be able to reverse substantially all of this liability and reduce income tax expense in the second half of 2014.

Playa Hotels & Resorts B.V.

Notes to the Combined and Consolidated Financial Statements

Hurricane Odile

One of our resorts, Hyatt Ziva Los Cabos, located in Los Cabos, Mexico sustained significant damage when Hurricane Odile, a Category 3 hurricane, made landfall on Mexico’s Baja peninsula on September 14, 2014. The resort is currently closed and is not accepting new reservations. We expect the resort to reopen at the end of April 2015, however we can provide no assurance that the resort will reopen by such time. We and our insurers are in the process of evaluating the damage caused to the resort, and, once the scope of the damage has been determined, we intend to develop and implement a plan to repair the resort and return it to operation. While we have property and business interruption insurance to address this loss, at this time we do not have an estimate of the amount of damage sustained by the resort or how much it will cost to repair the resort.

Revolving Credit Facility

On October 7, 2014, we drew down $10.0 million of the $50.0 million available under our Revolving Credit Facility. Borrowings on our Revolving Credit Facility carry an interest rate of LIBOR plus 3.75% with no floor.

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES, DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Unaudited Condensed Combined Statement of Financial Position

(Amounts in thousands of Mexican pesos)

August 12, 2013
As Restated; See Note 1
Assets
Current assets
Cash	Ps. 11,424
Accounts receivable:
Travel agencies and guests	106,884
Other	180,480

287,364

Inventories	8,672
Prepaid expenses	7,588

Total current assets	315,048

Non-current assets:
Property, furniture and equipment, net	2,166,719
Deferred taxes on profits	250,668
Other assets	896

Total non-current assets	2,418,283

Total assets	Ps.2,733,331

Liabilities and partner’s capital
Current liabilities:
Suppliers	62,367
Related parties	607
Exclusivity deposits	66,270
Current portion of long-term exclusivity deposits	540
Accrued liabilities	132,740

Total current liabilities	262,524

Long-term liabilities:
Provisions	121,671
Total liabilities	384,195

Partners’ capital
Partnership capital	3,703,468
Deficit from business acquisition	(1,665)
Capital distribution on transfer of assets between entities under common control	(1,713,666)
Retained earnings	360,523

Controlling interest	2,348,660
Non-controlling interests	476

Total partners’ capital	2,349,136

Total liabilities and partners’ capital	Ps.2,733,331

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES, DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Unaudited Condensed Combined Statement of Comprehensive Income

(Amounts in thousands of Mexican pesos)

	For the period from January 1, 2013 to August 12, 2013
	As Restated; See Note 1
All-inclusive revenue	Ps.	765,265
Food and beverages		272,828
Weddings		24,003
Spa		25,892
Rental income		16,484
Telephones		1,280
Other operating income		23,529

Total income from hotel operations		1,129,281
Marketing revenues		103

Total revenue		1,129,384

Hotel operating costs and expenses:
Departmental costs:
Rooms		26,393
Food and beverages		154,717
Weddings		8,613
Spa		2,785
Telephones		1,012

Total departmental costs and expenses		193,520

Expenses:
General and administrative		384,099
Real estate expenses		658
Maintenance		143,389
Depreciation		41,283
Advertising and selling		45,460

Total		614,889

Total operating costs and expenses		808,409

Operating income		320,975
Other expenses, net		(315)

		320,660
Comprehensive financing income:
Interest income		7,306
Interest expense		(25,797)
Changes in the fair value of financial instruments		8,491
Exchange gain, net		38,023

		28,023

Income before taxes on profits		348,683
Taxes on profits		94,212

Comprehensive income	Ps.	254,471

Comprehensive income attributable to:
Controlling interest	Ps.	254,195
Non-controlling interests		276

Total	Ps.	254,471

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES, DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Unaudited Condensed Combined Statement of Partners’ Capital

(Amounts in thousands of Mexican pesos)

	Partnership capital		Deficit from business acquisitions		Capital distribution on transfer of assets between entities under common control		Retained earnings		Total		Non- controlling interests		Total partners’ capital
Balance as of January 1, 2013 as previously presented	Ps.	1,347,120	Ps.	(1,665)	Ps.	(1,713,666)	Ps.	809,199	Ps.	440,988	Ps.	764	Ps.	441,752
Adjustment for correction of depreciation expense, see Note 1								131,255		131,255				131,255

Balance as of January 1, 2013 as restated, see Note 1		1,347,120		(1,665)		(1,713,666)		940,454		572,243		764		573,007
Increase in partnership capital		3,703,218								3,703,218				3,703,218
Decrease in partnership capital		(1,346,870)						(834,126)		(2,180,996)		(564)		(2,181,560)
Comprehensive income as restated, see Note 1								254,195		254,195		276		254,471

Balance as of August 12, 2013 as restated, see Note 1	Ps.	3,703,468	Ps.	(1,665)	Ps.	(1,713,666)	Ps.	360,523	Ps.	2,348,660	Ps.	476	Ps.	2,349,136

The accompanying notes are an integral part of these financial statements.

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES, DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Unaudited Condensed Combined Statement of Cash Flows

(Amounts in thousands of Mexican pesos)

	For the period from January 1, 2013 to August 12, 2013
	As Restated; See Note 1
Operating activities
Income before taxes on profits	Ps.	348,683

Items not affecting cash flows:
Depreciation		41,283
Gain on sale of fixed assets		(407)
Interest expense		25,797
Interest income		(7,306)
Exchange gain, net		(36,502)
Changes in operating assets and liabilities:
Accounts receivable:
Travel agencies and guests		(3,689)
Related parties		12,147
Other		5,908
Inventories		1,409
Prepaid expenses		5,620
Other assets		119
Suppliers		5,481
Related parties		(3,853)
Reservation deposits		(171,891)
Exclusivity deposits		(1,743)
Accrued liabilities		65,685
Income tax paid		(27,007)

Net cash flow provided by operating activities		259,734

Investing activities
Purchase of property, furniture and equipment	Ps.	(54,714)
Payments from loans granted to related parties		36,816
Interest collected from related parties		7,306

Net cash flow used in investing activities		(10,592)

Financing activities
Repayments of loan to related parties	Ps.	(1,260,609)
Increase in partnership capital net		1,853,658
Proceeds from bank loans		36,500
Repayments of borrowings		(880,130)
Interest paid		(25,797)

Net cash flow used in financing activities		(276,378)

Net (decrease) increase in cash	Ps.	(27,236)
Cash at beginning of period		38,660

Cash at end of period	Ps.	11,424

The accompanying notes are an integral part of these financial statements.

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES, DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Notes to the Restated Unaudited Condensed Combined Financial Statements

for the period from January 1, 2013 to August 12, 2013 (Unaudited)

(Amounts in thousands of Mexican pesos and U.S. dollars, unless otherwise indicated)

1. Corporate information and basis of preparation

BD Real Resorts, S. de R.L. de C.V. was BD Real Resorts, S. de R.L. de C.V. and its subsidiaries and Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V. and Playa Gran, S. de R.L. de C.V. (hereinafter, ‘‘Real Resorts’’ or the “Companies’’) are primarily engaged in operating and marketing four hotels: ‘‘Gran Caribe Real’’ and ‘‘The Royal Cancun’’ located in Cancun, Quintana Roo, Mexico and ‘‘Gran Porto Real’’ and ‘‘The Royal Playa del Carmen’’ located in Playa del Carmen, Quintana Roo, Mexico. All of these resorts provide services under an ‘‘All-Inclusive Plan’’ (quoted rates includes rooms, food and beverages, and some recreational activities. Typically, this type of plan includes hotel taxes and gratuities).

The Companies are limited responsibility partnerships (Sociedad de Responsabilidad Limitada or S.de R.L.) and are incorporated and domiciled in Mexico.

BD Real Resorts was incorporated on December 2, 2010 and is a 99.99%- owned subsidiary of Compañía Hotelera Gran Playa Real, S. de R.L. de C.V., the ultimate parent Company. BD Real Resorts, S. de R.L. de C.V. operates as a management company for the four hotels.

Gran Design & Factory, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Royal Cancun & Playa del Carmen Hotel, in Cancún, México. Gran Design & Factory, S. de R.L. de C.V. is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R. L. de C.V., which is a 99.90% subsidiary owned subsidiary of Compañía Hotelera Gran Playa Real, S. de R.L. de C.V.

Playa Gran, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Gran Porto Real Hotel, in Playa del Carmen, Mexico. Playa Gran, S.deR.L. de C.V. is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R.L. de C.V., which is a 99.90% subsidiary owned subsidiary of Compañía Hotelera Gran Playa Real, S. de R.L. de C.V.

Desarrollos GCR, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Gran Caribe Real Hotel, in Cancún, México. This company is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R. L. de C.V., which is a 99.90% subsidiary owned subsidiary of Compañía Hotelera Gran Playa Real, S. de R.L. de C.V.

Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Royal Playa del Carmen Hotel, in Playa del Carmen, México. Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R. L. de C.V., which is a 99.90% subsidiary owned subsidiary of Compañía Hotelera Gran Playa Real, S. de R.L. de C.V.

The Companies do not have employees and receive administrative services from third parties, as disclosed in Note 3.

Common control reorganization in 2012:

On December 17, 2012, the Companies entered into a corporate restructure through the merger of the following entities under common control. All of these companies were subsidiaries of Inmobiliaria Turística Real, S. de R.L. de C.V.:

Merging Entity (surviving entities)	Merged Entity
Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V.	Proyectos Inmobiliarios TRPlaya, S. de R.L. de C.V.
R.L. de C.V. Playa Gran, S. de R.L. de C.V.	Desarrolladora Gran Porto, S. de R.L. de C.V.
C.V. Gran Design & Factory, S. de R.L. de C.V.	TRC Leasing and Design, S. de R.L. de C.V.
C.V. Desarrollos GCR, S. de R.L. de C.V. de C.V.	Desarrollos Turísticos Greal, S. de R.L. de C.V.

This transaction was accounted for at the historical cost of the entities under common control (effectively using a “pooling of interests” accounting method).

Restatement of financial statements - Correction of errors in depreciation expense

The Companies established the useful lives of their buildings and improvements at 20 years upon initial construction. While preparing their combined financial statements for the purpose described herein, a further retrospective evaluation of those useful lives was performed. This evaluation included an understanding of the current and past business horizon for each hotel, the hotel’s general condition, and benchmarking the useful lives to those commonly used by other large resort hotels. The Companies have concluded that their previous estimate of depreciable lives for building and improvements required correction and have retrospectively adjusted depreciation expense assuming an average 40 year useful life of the buildings and improvements since the date of acquisition or construction. This correction has resulted in a restatement of the combined financial statements as follows:

	August 12, 2013 (as previously reported)	Retrospective Corrections	August 12, 2013 (as restated)
Increase (decrease) in amounts previously reported:
Property, furniture and equipment, net	Ps. 1,956,395	Ps. 210,324	Ps. 2,166,719
Deferred taxes on profits	Ps. 313,765	Ps. (63,097)	Ps. 250,668
Total non-current assets	Ps. 2,271,056	Ps. 147,227	Ps. 2,418,283
Total assets	Ps. 2,586,104	Ps. 147,227	Ps. 2,733,331
Retained earnings	Ps. 213,296	Ps. 147,227	Ps. 360,523
Controlling interests	Ps. 2,201,433	Ps. 147,227	Ps. 2,348,660
Total partners’ capital	Ps. 2,201,909	Ps. 147,227	Ps. 2,349,136
Total liabilities and partners’ capital	Ps. 2,586,104	Ps. 147,227	Ps. 2,733,331

Depreciation expense	Ps. 64,100	Ps. (22,817)	Ps. 41,283
Total non-distributed expenses	Ps. 637,706	Ps. (22,817)	Ps. 614,889
Total operating costs and expenses	Ps. 831,226	Ps. (22,817)	Ps. 808,409
Operating income	Ps. 298,158	Ps. 22,817	Ps. 320,975
Income before taxes on profits	Ps. 325,866	Ps. 22,817	Ps. 348,683
Taxes on profits	Ps. 87,367	Ps. 6,845	Ps. 94,212
Comprehensive income	Ps. 238,499	Ps. 15,972	Ps. 254,471

These adjustments had no impact on the totals of operating, investing or financing activities in the restated combined statement of cash flows. The financial information prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) presented in Note 16 is not restated in nature as it has not been previously issued.

Basis of preparation

The accompanying restated unaudited combined financial statements for the period from January 1, 2013 to August 12, 2013 have been prepared in conformity with Mexican Financial Reporting Standard B-9, Interim Financial Information (collectively referred to as “Mexican FRS”), except that they do not include the presentation of a comparative period. Mexican FRS differ in certain respects from U.S. GAAP. The accompanying combined financial statements contain a note which reconciles net and comprehensive income and partners’ capital from Mexican FRS to U.S. GAAP as of August 12, 2013 and for the period from January 1, 2013 to August 12, 2013. They have been prepared for use in an initial public offering to be made by the Companies’ new parent company (Playa, see Note 15) and are intended to comply with the requirements thereof.

They also contain a restatement due to the correction of an error in depreciation expense (see above).

On February 12, 2014, the accompanying unaudited condensed combined financial statements and these notes were authorized for issuance by Francisco Moctezuma, the Companies’ then Controller, for their issuance and subsequent approval by the Companies’ shareholders. These bodies have the authority to modify the Companies’ financial statements although no vote by the then shareholders on the approval of these unaudited combined financial statements was scheduled. The accompanying combined financial statements and notes are those Mexican FRS financial statements as previously issued, having then been adjusted for:

•	the retrospective correction of an error in depreciable lives of property, furniture and equipment, as explained immediately above;

•	the inclusion of updated subsequent events disclosures included in Note 17; and

•	the inclusion of Note 16 which is a reconciliation of net and comprehensive income, and partners’ equity between Mexican FRS and U.S. GAAP.

The accompanying restated combined financial statements were authorized for issuance by Jose Maria Ribas Conrado, Finance Director Cancun-Riviera Maya area on October 10, 2014, with subsequent events considered through that date.

The accompanying restated unaudited condensed combined financial statements have not been audited. The restated unaudited condensed combined financial statements do not include all the information and disclosures required in the annual combined financial statements, and should be read in conjunction with the Companies’ audited combined financial statements as of and for the year ended December 31, 2012. In the opinion of management, all adjustments (consisting mainly of ordinary, recurring adjustments) necessary for a fair presentation of the accompanying restated condensed combined financial statements are included. The results of operations for the interim period shown herein are not necessarily indicative of the results that may be expected for any other interim period or full year.

Currency in which the financial statements are prepared

The amounts shown in the restated unaudited condensed combined financial statements and these notes are in thousands of Mexican pesos (Ps.000), except where otherwise indicated, which is the functional currency of the Companies.

On August 13, 2013, as a result of the acquisition of the Companies discussed in Note 15, changes in management and business strategies occurred, which resulted in the Companies reassessing their functional currency. That assessment resulted in the conclusion by management that as of such date, a change in functional currency occurred from the Mexican peso to the U.S. dollar, which will be reflected in the Companies future financial reporting.

The accounting policies adopted in the preparation of the unaudited condensed combined financial statements are consistent with those used in the preparation of the combined financial statements as of and for the year ended December 31, 2012.

New financial reporting standards and improvements

Improvements to Mexican FRS for 2013

As part of its standards revision process, in December 2012, the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Información Financiera, A.C. or CINIF) issued its Improvements to Mexican FRS for 2013, which became effective as of January 1, 2013, are as follows:

a) Mexican FRS C-5, Prepaid Expenses, and Mexican Accounting Bulletins C-9, Accrued Liabilities, Provisions, Contingent Assets and Liabilities and Commitments and C-12 Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity have been modified to establish that bond issue costs must be presented as a reduction to the corresponding liability and should be amortized using the effective interest rate method over the life of the bond.

b) Mexican FRS D-4, Income Taxes establishes that current year income tax must not be recognized directly in profit or loss when it arises from transactions recognized directly in equity (i.e., other comprehensive income); and

c) Mexican Accounting Bulletin D-5, Leases sets forth that key money (‘‘traspaso’’ or ‘‘guante’’) paid by lessees must be deferred over the lease period and amortized proportionally to the recognition of the related rental expense.

The adoption of these improvements did not have a material impact on the accompanying condensed combined financial statements.

Mexican FRS B-3, Statement of Comprehensive Income

In December 2011, the CINIF issued Mexican FRS B-3, Statement of Comprehensive Income, to supersede Mexican FRS B-3, Statement of Income.

The former Mexican FRS B-3 required other comprehensive income (“OCI”) to be recognized directly in shareholders’ equity in the statement of changes in shareholders’ equity. The new standard specifies that OCI must be presented in profit and loss either in a single statement of comprehensive income or in two separate financial statements. If an entity presents two statements, the second statement must begin with profit or loss and then immediately display components of OCI. Mexican FRS B-3 also establishes that an entity shall not separately present any items of income and expense as non-ordinary items either in the statement of comprehensive income (or income statement, if presented) or in the notes. Lastly, Mexican FRS B-3 establishes that the other income and expenses caption must exclude operating expense or income items; therefore, an entity’s employee profit sharing expense for the year must be recorded in the income statement under cost and expense captions.

The adoption of this standard did not have a material impact on the accompanying condensed combined financial statements.

Mexican FRS B-8, Consolidated Financial Statements

The main changes resulting from this new standard are as follows: a) changes in the definition of control; b) the introduction of the concept of protective rights; c) the inclusion of the terms principal and agent; d) the term “special purpose entity (SPE)” has been replaced by the term “structured entity.”

The adoption of this standard did not have a material impact on the accompanying condensed combined financial statements.

Mexican FRS B-4, Statement of Changes in Shareholders’ Equity

Mexican FRS B-4 establishes the guidelines regarding the presentation, structure, content, and disclosures of the statement of changes in shareholders’ equity.

Mexican FRS B-4 requires an entity to show the following items in separate captions in the statement of changes in shareholders’ equity: a) a reconciliation between the opening and ending balances of each component of shareholders’ equity; b) if applicable, the effects of retrospective adjustments arising from changes in accounting policies and restatements affecting the opening balances of each component of shareholders’ equity; c) changes in owners’ equity related to their investment in the entity; d) changes in reserves; and e) comprehensive income in a single caption followed by a breakdown of all items that comprise it: net income or loss, other comprehensive income items and the equity method on the comprehensive income of other entities.

The adoption of this standard did not have a material impact on the accompanying unaudited condensed combined financial statements.

Mexican FRS B-6, Statement of Financial Position

The main objective of this standard is to compile all standards regarding the statement of financial position or balance sheet into a single standard. These topics were previously addressed in different sections of Mexican FRS A-3, User Needs and the Objective of Financial Statements, Mexican FRS A-5, Basic Elements of Financial Statements, and Mexican FRS A-7, Presentation and Disclosure.

Mexican FRS B-6 includes no significant changes to current presentation of the balance sheet; therefore, the adoption of this standard did not have an impact on the financial position of the Companies.

Combined financial statements

The accompanying unaudited condensed combined financial statements include the unaudited condensed financial statements of the Companies, which are held indirectly by Compañía Hotelera Gran Playa Real, S. de R. L. de C.V. and have been under the control of Compañía Hotelera Gran Playa Real, S. de R.L. de C.V. for all periods presented herein, for which reason combination of their financial information is permitted under the related financial reporting standards. The financial statements of the Companies have been prepared for the same accounting period and following the same accounting policies.

The unaudited condensed financial statements of BD Real Resorts, S. de R.L. de C.V. and subsidiaries include the financial information of the companies over which it exercises control.

As of August 12, 2013, the BD Real Resorts, S. de R.L. de C.V.’s equity interest in its subsidiaries is as follows:

		% equity interest
Name	Relationship	August 12, 2013
Hotel Gran Caribe Real, S.A. de C.V.	Subsidiary	99.9%
Riviera Porto Real, S.A. de C.V.	Subsidiary	99.9%
The Royal Cancún, S. de R.L. de C.V.	Subsidiary	99.9%
Royal Porto, S.A. de C.V.	Subsidiary	99.5%

Common control transactions have been presented using a pooling of interest accounting method for all periods presented. Subsidiaries are consolidated from the time the Companies acquire control over them and ceases when it no longer exercises control over the subsidiary.

All intercompany balances, investments and transactions have been eliminated in the unaudited condensed combined financial statements.

Non-controlling interest represents the share of the results of operations and net assets of the subsidiaries that are not held by BD Real Resorts, S. de R.L. de C.V. Acquisition of non-controlling interest or the sale of such without loss of control of the subsidiary, are considered to be transactions between partners.

2. Financial Instruments

During 2013, Royal Porto, S.A. de C.V., Riviera Porto Real, S.A. de C.V., The Royal Cancun, S. de R.L. de C.V. and Hotel Gran Caribe Real, S.A. de C.V. entered into forward currency contracts to mitigate exposure to exchange rate fluctuations.

The derivative financial instruments were initially recognized at fair value on the date on which derivative contracts were entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in the fair value of derivatives are recognized directly in profit or loss.

These financial instruments are classified as held for trading, with different maturities during 2013. The last maturity is on December 30, 2013; however, the Companies settled the instruments in August 2013.

An integration of the derivative transactions 2013 is as follows; the derivative contract was settled prior to August 12, 2013:

	Type	Notional amount	Fair Value		Effect in earnings
Banco Mercantil del Norte, S.A.	USD forward	USD 17,000	Ps.	8,491	Ps.	8,491

The financial instruments agreement with Banco Mercantil del Norte, S.A. requires a collateral of Ps. 19,848 to guarantee a portion of the unsettled loss prior to maturity. As a result of the settlement of this instrument in August 2013, the guarantee was eliminated.

Fair value hierarchy:

The Companies’ valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

As the derivative financial instrument was contracted and settled during the period from January 1, 2013 to August 12, 2013, amount recorded in results represents the amounts effectively paid under the instrument.

3 Related Parties

The Companies disclosed below are considered affiliates, as the Companies’ partners are also partners in such companies. As of the time of the transaction in August 12, 2013, the contemplated business combination in Note 15 was consummated and balances disclosed under a) below were liquidated (settled) at the transaction date closing, while the agreements for commercial services mentioned at b) below might continue for specified periods of time.

a) Balances with related parties at August 12, 2013 are integrated as follows:

	Relationship
Payables (In thousand pesos):
Short-term
Tiffanys de Mexico, S.A. de C.V.	Affiliate	Ps.	131
Club Real Resorts, S.A. de C.V.	Affiliate		476

		Ps.	607

During the period from January 1, 2013 to August 12, 2013, the Companies did not recognize any bad debt expense for uncollectible related party receivable balances.

b) The Companies have entered into the following agreements with its related parties:

(i) Leases

Lease agreement between Hotel Gran Caribe Real, S.A. de C.V. (subsidiary) and Club Real Resorts, S.A. de C.V. The amount of the lease expense is equivalent to 10% of the monthly net sales of the latter. The agreement expires on December 31, 2016 and is renewable thereafter.

Lease agreement between Riviera Porto Real, S.A. de C.V. (subsidiary) and Club Real Resorts, S.A. de C.V. The amount of the lease expense is equivalent to 10% of the monthly net sales of the latter. The agreement expires on December 31, 2016 and is renewable thereafter.

Lease agreement between Royal Porto, S.A. de C.V. (subsidiary) and Club Real Resorts, S.A. de C.V. The amount of the lease charged is equivalent to 10% of the monthly net sales of the latter. The agreement expires on December 31, 2016 and is renewable thereafter.

Lease agreement between The Royal Cancun, S. de R.L. de C.V (subsidiary) and Club Real Resorts, S.A. de C.V. The amount of the lease charged is equivalent to 10% of the monthly net sales of the latter. The agreement expires on January 1, 2017.

(ii) Financing

BD Real Resorts, S. de R.L. de C.V. entered into a borrowing agreement, receivable from Arrendamientos y Transportes Turısticos, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2%. This line of credit matures on December 31, 2017.

Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V. and Playa Gran, S. de R.L. de C.V., entered into a borrowing agreement payable to Inmobiliaria Turıstica Real, S. de R.L. de C.V. derived from the acquisition of the remainder estate of the hotels properties, which bear no interest and it is due on December 31, 2015.

As explained in Note 15 the acquisition of the Companies was consummated and all the related-party balances disclosed as of December 31, 2012 were liquidated (settled) as of August 12, 2013.

c) During the period from January 1, 2013 to August 12, 2013, the Companies had the following transactions with related parties:

Revenues from rooms
Transactions with affiliates:
Viajes Beda, S.A. de C.V.	Ps.	91,622
Club Real Resorts, S.A. de C.V.		43,846
Inmobiliaria Turistica Real, S. de R.L. de C.V		928
Arrendamientos y Transportes Turisticos, S.A. de C.V.		56

Income from food and beverage sales
Transactions with affiliates:
Viajes Beda, S.A. de C.V.		55
Club Real Resorts, S.A. de C.V.		1,145

Rental income
Transactions with affiliates:
Club Real Resorts, S.A. de C.V.		10,125
Tiffanys de Mexico, S.A. de C.V.		2,417
Viajes Beda, S.A. de C.V.		1,611

Income from commissions
Transactions with affiliate:
Viajes Beda, S.A. de C.V.		5,428

Interest income
Transactions with holding:
Compañía Hotelera Gran Playa Real, S. de R.L. de C.V.		3,737
Club Real Resorts, S.A. de C.V.		12
Inmobiliaria Turistica Real, S. de R.L. de C.V.		2,724
Arrendamientos y Transportes Turisticos, S.A. de C.V.		833

Telephone income
Transactions with affiliates:
Viajes Beda, S.A. de C.V.		66
Club Real Resort, S.A. de C.V.		143
Tiffanys de Mexico, S.A. de C.V.		26

Other income
Transactions with affiliates:
Inmobiliaria Turistica Real, S. de R.L. de C.V.		23
Arrendamientos y Transportes Turisticos, S.A. de C.V.		15
Viajes Beda, S.A. de C.V.		156
Club Real Resorts, S.A. de C.V.		46
Tiffanys de Me´xico, S.A. de C.V.		46

Expenses for services received
Transactions with affiliates:
Inmobiliaria Turistica Real, S. de R.L. de C.V.		1,497
Arrendamientos y Transportes Turisticos, S.A. de C.V.		956
Transporturistic, S.A. de C.V. .		445
Viajes Beda, S.A. de C.V.		227
BD Real Hoteles, S.A. de C.V.		100

Purchases
Transactions with affiliates:
Tiffanys de Mexico, S.A. de C.V.	138
BD Real Hoteles, S.A. de C.V.	90

Leasing expenses
Transactions with affiliate:
Inmobiliaria Buenaventuras, S.A. de C.V.	1,335

Marketing expenses
Transactions with affiliates:
Viajes Beda, S.A. de C.V.	3,399

Expenses for electricity
Transactions with affiliate:
Inmobiliaria Turistica Real, S. de R.L. de C.V.	33,937

Interest expenses
Transactions with affiliates:
BD Real Hoteles, S.A. de C.V.	52
Viajes Beda, S.A. de C.V.	29

Other expenses
Transactions with affiliates:
Inmobiliaria Turistica Real, S. de R.L. de C.V.	806
BD Real Hoteles, S.A. de C.V.	5,263

4. Other Accounts Receivable

An analysis of other accounts receivable at August 12, 2013 is as follows:

Recoverable value-added tax	Ps.	96,702
Recoverable income tax		59,895
Sundry debtors		5,754
Recoverable flat-rate business tax (“FRBT”)		13,080
Credit cards		2,700
Recoverable tax on cash deposits		1,883
Other accounts receivables		466

	Ps.	180,480

The Companies have not experienced any significant write-offs to their accounts receivable and believe that they are not exposed to significant credit risk with respect to their accounts receivable as the majority of the balances are current to 30 days.

5. Inventories

An analysis of inventories at August 12, 2013 is as follows:

Food and beverages	Ps.	4,161
Supplies and stationary		1,213
Maintenance		2,822
Other		476

	Ps.	8,672

6. Prepaid Expenses

An analysis of this caption at August 12, 2013 is as follows:

Property tax	Ps.4,257
Insurance and bonds	1,737
Prepaid rent	1,010
Advances to suppliers	219
Other	365

Ps.7,588

7. Property, Furniture and Equipment (as restated; see Note 1)

a) An analysis of this caption at August 12, 2013 is as follows:

	Investment at January 1, 2013		Additions		Disposals and Reclassifications		Investment August 12, 2013
Land	Ps.	501,224	Ps.	9,433	Ps.	—	Ps.	510,657
Buildings and improvements		1,671,005		37,830		7,750		1,716,585
Hotel machinery and equipment		275,532		7,451		(7,467)		275,516
Automotive equipment		2,463				(358)		2,105
Computer equipment		5,543						5,543

	Ps	2,455,767	Ps	54,714	Ps.	(75)	Ps	2,510,406

	Accumulated depreciation at January 1, 2013		Additions	Disposals and Reclassifications	Accumulated depreciation August 12, 2013		Estimated useful life
Buildings and improvements	Ps.	194,687	Ps.25,914	Ps.(230)	Ps.	220,371	40 years
Hotel machinery and equipment		100,876	15,199	(1)		116,074	10 years
Automotive equipment		1,795	163	(251)		1,707	4 years
Computer equipment		5,529	7			5,536	3 years

	Ps.	302,836	Ps.41,283	Ps.(482)	Ps.	343,687

Furniture and equipment net	Ps.	2,152,881			Ps.	2,166,719

b) Depreciation expense for the period from January 1, 2013 to August 12, 2013 was Ps.41,283.

c) The Companies’ land and buildings guarantee the bank loans referred to in Note 8; as is explained below, these loans were paid in 2013.

8. Long-term Bank Loans

As explained in Note 15 the acquisition of the Companies was consummated and all the bank loan balances disclosed in the financials as of December 31, 2012 were liquidated (settled) as of August 12, 2013.

9. Leases

The Companies have entered into operating lease agreements with related parties for the buildings where its offices are located. The terms of these agreements range from five to ten years, and the amounts of the rents are revised and renewed every year.

The minimum future charges estimated based on current rents, for the following 5 years are:

	2013
2014	Ps.	3,168
2015		3,168
2016		3,168
2017		3,168
2018		3,168

	Ps.	15,840

Rent charged to results for operating leases for the period from January 1, 2013 to August 12, 2013 were Ps. 1,335.

10. Accrued Liabilities

An analysis of accrued liabilities at August 12, 2013 is as follows:

Taxes and withholdings	Ps.	106,819
Other		5,041
Sundry creditors		20,880

	Ps.	132,740

11. Foreign Currency Balances

a) The financial statements at August 12, 2013 include the following U.S. dollar denominated assets and liabilities:

	(Amounts in thousands of U.S. dollars)
Assets
Cash	USD	126
Travel agencies and guests		5,290
Other accounts receivable		53

		5,469

Liabilities
Suppliers		330
Reservations deposits		4,387

		4,717

Net monetary asset position	USD	752

b) At August 12, 2013 the exchange rates used to translate the above amounts to Mexican pesos were Ps. 12.5889 pesos per U.S. dollar. At October 10, 2014, the exchange rate is Ps. 13.3789 pesos per U.S. dollar.

12. Partners’ Capital

An analysis of the Companies’ combined partners’ capital at August 12, 2013 is as follows:

BD Real Resorts, S. de R.L. de C.V. and subsidiaries	Ps.	100
Gran Design & Factory, S. de R.L. de C.V.		799,146
Playa Gran, S. de R.L. de C.V.		478,296
Desarrollos GCR, S. de R.L. de C.V.		1,111,129
Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V.		1,314,797

	Ps.	3,703,468

At a partners’ meeting held on July 31, 2013, a decrease in partnership capital was approved from partnership capital and retained earnings; at a partners’ meeting held on August 12, 2013, an increase in partnership capital was approved. The increase and decrease were paid in cash, except for the decrease in BD Real Resorts, S. de R.L. de C.V. (“BDRR”) that was a compensation of accounts. The effect by each company is as follows:

	Increase in partnership capital (unaudited)		Decrease in partnership capital and retained earnings (unaudited)		Net
Playa Gran S, de RL de CV	Ps.	478,295	Ps.	(230,592)	Ps.	247,703
Inmobiliaria y Proyectos Trplaya, S de RL de CV		1,314,798		(587,336)		727,462
Gran Design and Factory, S de RL de CV		799,146		(434,972)		364,174
Desarrollos DGCR, S de RL de CV		1,110,979		(596,096)		514,883
BDRR				(332,000)		(332,000)

SUBTOTAL		3,703,218		(2,180,996)		1,522,222
Non-controlling interests				(564)		(564)

TOTAL	Ps.	3,703,218	Ps.	(2,181,560)	Ps.	1,521,658

a) In conformity with the Mexican Corporations Act, the Companies are required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the value of partnership capital. At August 12, 2013, the Companies have no legal reserve.

b) The Mexican Income Tax Law establishes that dividends declared from income on which corporate income tax has already been paid shall not be subject to further taxation; therefore, taxable income must be controlled in a so-called Net taxed profits account (“CUFIN”). Any distribution of earnings in excess of the CUFIN account balance will be subject to taxation at the enacted income tax rate at the time dividends are paid.

In accordance with the Mexican Income Tax Law, capital contributions and partnership capital premiums paid by the partners, as well as reductions in capital must be controlled in an account titled Restated contributed capital account (“CUCA”). Such account must be restated with the inflation from the date on which the capital injections were made until the date on which the reductions were made. Reductions in capital in excess of the balance of the CUCA shall be subject to the payment of taxes in the terms of the Mexican Income Tax Law. The difference should be recognized as a distributed profit, which will be subject to taxation, payable by the Companies, at the enacted income tax rate applicable to that date.

13. Income Taxes (as restated; see Note 1)

An analysis of income taxes charged to results for the period from January 1, 2013 to August 12, 2013 is as follows:

Current income tax	Ps.	49,810
Deferred income tax (benefit)		37,066
Tax contingencies provision (Note 14d)		7,336

	Ps.	94,212

The Companies calculated the income tax expense for the period from January 1, 2013 to August 12, 2013 using the estimated effective income tax rate for the year 2013.

In December of 2013, the Mexican government enacted a package of tax reforms (the “2014 Fiscal Reform”) which includes several significant changes to income tax laws that may affect the Companies, the most significant of which are the elimination of the FRBT and a change in rates to maintain the tax rate at 30%. The effects of the reform are effective on December 11, 2013, the date the reforms were enacted.

14. Contingencies and Commitments

a) In conformity with current Mexican tax law, the Companies’ income tax returns are open to review by the authorities for a period of five years from the date they are filed.

b) In conformity with the Income Tax Law, entities that carry out transactions with related parties are subject to tax limitations and obligations with respect to the determination of the prices charged, since such prices should be similar to the prices that would have been used with or between independent parties in comparable transactions. For this reason, at December 31, 2012, the Companies carried out a transfer pricing study to evaluate the appropriateness of its intercompany pricing. This study is open to review by the tax authorities for a period of five years.

c) On December 1, 2012, enacted changes made to the Mexican Federal Labor Law that came into effect. These changes could have an effect on the Companies’ unaudited condensed combined financial position. The effects of these changes may vary from a disclosure in the financial statements to the recognition of a liability for employee profits sharing or other liabilities related to employee benefits. As explained before, the Companies do not have employees and received administrative services from third parties, as disclosed in f) below. At August 12, 2013, the Companies have continued evaluating what effects the reforms may have on its financial information and have concluded that they have no effect at August 12, 2013. However, this situation may change in the future and so the Companies will continue assessing the effects of the changes to the law in the years to come.

d) Tax Contingency

During December 2007 the companies i) Playa Gran, S de R.L. de C.V., ii) Desarrollos GCR, S. de R.L. de C.V., iii) Gran Design & Factory, S. de R.L. de C.V. and iv) Inmobiliaria y Proyectos TRPlaya., S. de R.L. de C.V., acquired the usufruct of the hotel facilities known as Gran Porto Real, Gran Caribe Real, The Royal Cancún y Royal Playa del Carmen, respectively. These companies deducted this investment as the acquisition of a new asset. Due to the uncertainty regarding this deduction, the Companies recognized a provision for the uncertain tax position. During fiscal year 2011, the tax authorities began a tax review for Playa Gran, S. de R.L. de C.V. (for the fiscal year 2008) and Desarrollos GCR, S. de R.L. de C.V. (for the fiscal year 2009) which included the FBRT. Derived from these reviews, the tax authorities rejected the deductions mentioned in the previous paragraph in November 2012 for Playa Gran, S. de R.L. de C.V. in the amount of Ps.153,187; and for Desarrollos GCR, S. de R.L. de C.V. in August 2013 for the amount of Ps.298,443. During 2013, the companies filed legal proceedings that are still in process.

During fiscal year 2012, the tax authorities began a tax review for Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V., S.de R.L de C.V. and Gran Design & Factory, S.de R.L de C.V. for fiscal year 2008.

The Companies have recognized a provision for the aforementioned uncertain tax positions. The roll-forward of this provision is as follows:

Balance as of January 1, 2013	Ps.	114,335
Increase for the period(1)		7,336

Balance as of August 12, 2013	Ps.	121,671

(1)	The increase for the period corresponds to the accrued tax interest for the period.

e) Personnel service agreements

Royal Porto, S. A. de C. V., the Royal Cancun, S. de R. L. de C. V., Riviera Porto Real, S. A. de C. V., and Hotel Gran Caribe Real, S. A. de C. V., entered into a contract with Prestadora de Servicios Lagunacorp, S.A. de C.V., in which the latter is obligated to provide the staffing necessary for the Companies’ operational requirements to perform its business activities. The repayment is calculated based on a 3.5% markup on the provider costs and reimbursable expenses. The duration of the contract is for an indefinite period.

The Royal Cancun, S. de R. L. de C. V., Riviera Porto Real, S. A. de C. V., and Hotel Gran Caribe Real, S. A. de C. V., entered into a contract with Servicios Administrativos Costi, S.A. de C.V., in which the latter is obligated to provide the staffing necessary for the companies’ operational requirements to perform its business activities. The repayment is calculated based on a 3.5% markup on the provider costs and reimbursable expenses. The duration of the contract is for an indefinite period.

Neither with Prestadora de Servicios Lagunacorp, S.A. de C.V. or Servicios Administrativos Costi, S.A. de C.V. were included in the sale of common control entities discussed in Note 15 below.

15. Acquisition of the Companies

On May 24, 2013 Playa Hotels & Resorts BV, Playa H&R Holdings BV and Playa Resorts Holding BV (altogether “Playa”), entered into a Master Investment Agreement to acquire the Companies. On August 12, 2013, the Companies ultimate shareholder, the Companies and, Playa Hotels & Resorts B.V., Playa H&R Holdings B.V. and Playa Resorts Holding B.V. (altogether Playa), completed a transaction whereby Playa Hotel & Resorts B.V. acquired the Companies. Playa intends to list its securities in the public domestic market in the United States of America pursuant to Form S-1, which is expected to be filed with the SEC on or about October 14, 2014.

16. Differences between Mexican FRS and U.S. GAAP

As discussed in Note 1, the combined financial statements of the Companies are prepared in accordance with Mexican FRS. Mexican FRS differs in certain significant respects from U.S. GAAP. The following information provides differences between Mexican FRS and U.S. GAAP as it applies to presentation, classification and disclosures.

A reconciliation of the reported net and comprehensive income and partners’ capital to U.S. GAAP is provided below:

August 12, 2013
Reconciliation of partners’ capital:
Partners’ capital reported under Mexican FRS as of August 12, 2013	Ps. 2,349,136
Capitalized interest under U.S. GAAP, see (b) below	83,482
Deferred income tax impact of capitalized interest, see (e) below	(25,045)

Partners’ capital under U.S. GAAP as of August 12, 2013	Ps. 2,407,573

January 1, 2013 to August 12, 2013
Reconciliation of net and comprehensive income for the period from January 1, 2013 to August 12, 2013
Net and comprehensive income reported under Mexican FRS	Ps. 254,471
Depreciation of capitalized interest under U.S. GAAP, see (b) below	(1,564)
Deferred income tax impact of capitalized interest, see (e) below	469

Net and comprehensive income under U.S. GAAP	Ps. 253,376

a) Price-Level Adjusted Financial Statements

The accompanying combined Mexican FRS financial statements include the effects of inflation recognized through December 31, 2007, as required by Mexican FRS through that date.

Beginning January 1, 2008, the Companies adopted Mexican FRS B-10 (“NIF”), Effects of Inflation, under which they discontinued the recognition of the effects of inflation in its Mexican FRS financial statements, since Mexico is not considered inflationary economic environment, as defined by NIF B-10, and does not restate financial statements into constant pesos. Therefore, the combined financial statements as of and for the years ended December 31, 2012, and 2011 include balances and transactions denominated in Mexican pesos of different purchasing power.

U.S. GAAP requires financial statements to be prepared on a nominal cost basis. However, the Companies considers that the presentation of price-level is a more meaningful presentation than historical cost-based financial reporting. Accordingly, the Companies apply the accommodation provided by the SEC, whereby the effects of applying price-level accounting are not eliminated in the reconciliation to U.S. GAAP when those price-level financial statements are a more meaning presentation. Consequently, the Companies are not required to reconcile the inflation effects recognized through December 31, 2007, prior to the adoption of NIF B-10, in the combined financial information presented in the accompanying Mexican FRS financial statements.

b) Capitalized interest

U.S. GAAP requires the capitalization of financing costs on qualifying assets, such as the construction of the hotels owned by the Companies. This accounting was optional for Mexican FRS purposes during the periods in which the hotels were under construction. The Companies did not record any capitalized interest in their Mexican FRS financial statements. Therefore, the effect of capitalizing interest on the Companies’ partners’ equity and net and comprehensive income are reconciled herein.

c) Presentation of the Statement of Comprehensive Income

SEC Regulation S-X Rule 5-02 requires entities to classify expenses in the statement of income based on function with certain line items being required.

The following presents the Condensed Combined Statements of Comprehensive Income under U.S. GAAP (amounts in thousands of Mexican Pesos):

	For the period from January 1, 2013 to August 12, 2013
Revenue
Package	Ps.	765,265
Non-Package		364,119

Total Revenue		1,129,384
Direct and selling, general and administrative expenses
Direct		336,909
Selling, general and administrative expense		430,217
Depreciation		42,847

Total direct and selling, general and administrative expenses		809,973

Operating Income		319,411
Interest income		7,306
Changes in the fair value of financial instruments		8,491
Interest expense		(25,797)
Exchange gain, net		38,023
Other expenses, net		(315)

Income before taxes on profits		347,119
Taxes on profits		93,743

Combined comprehensive income	Ps.	253,376

Combined comprehensive income attributable to:
Controlling interest		253,100
Non-controlling interests		276

Total	Ps.	253,376

d) Cash flow information

The combined statement of cash flows prepared in accordance with Mexican FRS for the period from January 1, 2013 to August 12, 2013 present substantially the same information as that required under U.S. GAAP, except for the following differences:

•	Under Mexican FRS, the statements begins with pre-tax income, while U.S. GAAP would require the statement to begin with net income.

•	Under Mexican FRS, interest collected from related parties is classified within investing activities, under U.S. GAAP interest collected from related parties is classified within operating activities.

•	Under Mexican FRS, interest paid is generally classified within financing activities while under U.S. GAAP, interest paid is classified within operating activities.

The following presents the Condensed Combined Statement of Cash Flows under U.S. GAAP (amounts in thousands of Mexican Pesos):

	For the period from January 1, 2013 to August 12, 2013
Operating activities
Comprehensive income	Ps.	253,376

Adjustments to net income:
Depreciation		42,847
Gain on sale of fixed assets		(407)
Exchange gain, net		(36,502)
Changes in operating assets and liabilities:
Accounts receivable:
Travel agencies and guests		(3,689)
Related parties		12,147
Other		5,908
Inventories		1,409
Prepaid expenses		5,620
Other assets		119
Suppliers		5,481
Related parties		(3,853)
Reservation deposits		(171,891)
Exclusivity deposits		(1,743)
Accrued liabilities		132,421

Net cash flow provided by operating activities		241,243

Investing activities
Purchase of property, furniture and equipment	Ps.	(54,714)
Payments from loans granted to related parties		36,816

Net cash flow used in investing activities		(17,898)

Financing activities
Repayments of loan to related parties	Ps.	(1,260,609)
Increase in partnership capital net		1,853,658
Proceeds from bank loans		36,500
Repayments of borrowings		(880,130)

Net cash flow used in financing activities		(250,581)

Net (decrease) increase in cash	Ps.	(27,236)
Cash at beginning of period		38,660

Cash at end of period	Ps.	11,424

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	Ps.	25,797
Income taxes	Ps.	27,007

e) Income taxes

Under Mexican FRS, the Companies recognize income taxes based on NIF D-4, Income Taxes, which requires the application of a methodology similar to U.S. GAAP. The deferred tax adjustments required to reconcile net and comprehensive income and partners’ capital under Mexican FRS to U.S. GAAP as of August 12, 2013 and for the period from January 1, 2013 to August 12, 2013 result from the capitalization of interest discussed in Note (b) above.

A reconciliation of the net deferred income tax asset from Mexican FRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at August 12, 2013 were as follows:

2013

Net deferred income tax asset under Mexican FRS	Ps. 250,668
Effect of capitalization of interest	(25,045)

Net deferred income tax asset under U.S. GAAP	Ps. 225,623

Additionally, in a classified balance sheet under U.S. GAAP, an entity is required to separate deferred tax assets and liabilities based on current and non-current, based on the classification of the asset or liability to which the deferred tax is related. Under Mexican FRS, net deferred tax amounts are presented as non-current in nature.

Presented below is a table that reflects U.S. GAAP classification of such amounts:

	August 12, 2013
Deferred tax assets—Long-term
Property, furniture and equipment	Ps.	197,085
Tax loss carryforwards		44,962
Less: valuation allowance		(37,570)

Total deferred tax assets—Long-term (U.S. GAAP)	Ps.	204,477

Deferred tax assets—short term (U.S. GAAP)
Reservation deposits—current	Ps.	21,863
Provisions		2,279
Deferred tax liabilities—Short term (U.S. GAAP)
Prepaid expenses		(2,996)

Net deferred tax assets—Short term	Ps.	21,146

Deferred tax asset, net (under U.S. GAAP)	Ps.	225,623

A roll-forward of the valuation allowance for deferred tax assets under U.S. GAAP for the period from January 1, 2013 to August 12, 2013 is as follows:

	Beginning Balance January 1, 2012		Provisions		Reversals		Ending Balance August 12, 2013
Reserve for Income Taxes	Ps.	(36,236)	Ps.	(1,334)	Ps.	—	Ps.	(37,570)

f) Impact of Recently Issued Accounting Standards

Recently issued accounting pronouncements pending adoption

In February 2013, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update No. 2013-02 (“ASU 2013-02”), “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments in this Update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013. The Companies are currently analyzing the impact of this ASU on its U.S. GAAP financial information but do not anticipate a material impact as they do not have any other comprehensive income items.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (“ASU No. 2013-11”), “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The guidance states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward to the extent that, among others, the tax law of the applicable jurisdiction allows for the use of such tax assets to settle any additional income taxes that would result from the disallowance of a tax position. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2014. Early adoption is permitted. The Companies are currently assessing the impact of this standard on the classification of their provision for uncertain tax benefits.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (“ASU No. 2014-09”), “Revenue from Contracts with Customers.” The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Companies have yet to evaluate the impact that this new guidance might have on its combined financial statements.

Recently adopted accounting standards

In December 2011, the FASB released Accounting Standards Update No. 2011-10 (“ASU 2011-10”), “Property, Plant and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification” (a consensus of the FASB Emerging Issues Task Force). ASU 2011-10 clarifies when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance for Real Estate Sales (Subtopic 360-20). The adoption of this standard did not have any impact on the Companies’ combined financial information under U.S. GAAP.

In July 2012, the FASB released Accounting Standards Update No. 2012-02 (“ASU 2012-02”), Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance in ASU 2012-02, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The adoption of this standard did not have any impact on the Companies’ combined financial information under U.S. GAAP.

17. Subsequent events

The Companies have evaluated events subsequent to August 12, 2013 to assess the need for potential recognition or disclosure in the accompanying combined financial statements. Such events were evaluated through October 10, 2014, the date these combined financial statements were available to be issued. Based upon this evaluation, except as mentioned below, it was determined that no subsequent events occurred that require recognition or disclosure in the combined financial statements.

Pursuant to the acquisition agreement discussed above, Playa also committed to purchase an airplane from the selling shareholder of the Companies for $7.5 million shortly after the closing of the acquisition. Playa purchased this airplane in November 2013 and subsequently sold the airplane in January 2014. Because the airplane is not related to the acquired resorts, is not itself a business, and has already been sold, it has been excluded from these combined financial statements for the periods presented herein.

On November 15, 2013, the re-branding of The Royal Cancun as Hyatt Zilara Cancun was completed.

On July 9, 2014, the Companies received a favorable judgment, in the ultimate instance, with respect to the tax contingency mentioned in Note 14(d) related to Playa Gran, S. de R.L. de C.V., for the review of the 2008 tax year. As a result of the expiration of the time period available to the tax authorities to continue their challenge of the position of the Companies, their original claims against Playa Gran, S. de R.L. de C.V. were declared null and void.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Partners of

BD Real Resorts, S. de R.L. de C.V. and subsidiaries, Desarrollos GCR, S. de R.L. de C.V., Gran

Design & Factory, S. de R. L. de C.V., Inmobiliaria y Proyectos

TRPlaya, S. de R.L. de C.V. and Playa Gran, S. de R.L. de C.V.

We have audited the accompanying restated combined financial statements of BD Real Resorts, S. de R.L. de C.V. and subsidiaries, Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. and Playa Gran, S. de R.L. de C.V., which are comprised of the combined statements of financial position at December 31, 2012 and 2011, and the related combined statements of comprehensive income (loss), changes in partners’ capital (deficit) and cash flows for the years then ended, and the related notes to the restated combined financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Mexican Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the restated combined financial statements referred to above present fairly, in all material respects, the combined financial position of BD Real Resorts, S. de R.L. de C.V. and subsidiaries, Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. and Playa Gran, S. de R.L. de C.V. at December 31, 2012 and 2011, and the combined result of their operations and combined cash flows, for the years then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (See Note 15 to the combined financial statements).

Restatement of combined financial statements

As discussed in Note 1, the combined financial statements have been restated for the correction of an error in depreciation expense. This restatement has also resulted in the disclosure of the January 1, 2011 combined statement of financial position. Our opinion is not modified with respect to this matter.

Mancera, S.C.

A member practice of

Ernst and Young Global Limited

/s/ Arturo Fornés Valdez

Mexico City, Mexico

October 10, 2014

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Combined Statements of Financial Position

(Amounts in thousands of Mexican pesos)

	December 31				January 1,
	2012		2011		2011
	As Restated; See Note 1		As Restated; See Note 1		See Note 1
Assets
Current assets
Cash	Ps.	38,660	Ps.	11,504	Ps.	12,992
Accounts receivable:
Travel agencies and guests		103,195		94,581		95,003
Related parties (Note 2)		12,146		278,838		96,030
Other (Note 3)		186,388		192,146		212,609

		301,729		565,565		403,642

Inventories (Note 4)		10,081		10,908		12,692
Prepaid expenses (Note 5)		13,208		10,632		11,037

Total current assets		363,678		598,609		440,363

Non-current assets:
Related parties (Note 2)		36,816		185,114		267,309
Property, furniture and equipment, net (Note 6)		2,152,881		2,187,592		2,208,426
Deferred taxes on profits (Note 12)		287,734		292,274		290,284
Other assets		1,015		8,994		830

Total non-current assets		2,478,446		2,673,974		2,766,849

Total assets	Ps.	2,842,124	Ps.	3,272,583	Ps.	3,207,212

Liabilities and partners’ capital (deficit)
Current liabilities:
Current portion of long term bank loans (Note 7)	Ps.	135,437	Ps.	369,739	Ps.	—
Suppliers		56,887		49,472		67,771
Related parties (Note 2)		4,460		121,580		220
Reservation deposits		188,507		140,331		89,816
Current portion of long-term exclusivity deposits		2,283		3,967		3,125
Accrued liabilities (Note 9)		44,252		82,488		70,341

Total current liabilities		431,826		767,577		231,273

Long-term liabilities:
Long-term bank loans (Note 7)		744,693		791,257		—
Related parties (Note 2)		928,609		1,650,953		1,713,363
Provisions (Note 13)		114,335		87,253		58,009
Reservation deposits		49,655		33,760		41,707
Long-term exclusivity deposits		—		4,160		27,648

Total long-term liabilities		1,837,292		2,567,383		1,840,727

Total liabilities		2,269,118		3,334,960		2,072,000

Partners’ capital (deficit) (Note 11):
Partnership capital		1,347,120		1,118,642		2,266,929
Deficit from business acquisition		(1,665)		(500)		—
Partners’ capital distribution due to transfer of assets among entities under common control		(1,713,666)		(1,713,666)		(1,713,666)
Retained earnings		940,453		533,782		582,198

Controlling interest		572,242		(61,742)		1,135,461
Non-controlling interests		764		(635)		(249)

Total partners’ capital (deficit)		573,006		(62,377)		1,135,212

Total liabilities and partners’ capital (deficit)	Ps.	2,842,124	Ps.	3,272,583	Ps.	3,207,212

The accompanying notes are an integral part of these combined financial statements.

BD REAL RESORTS, S. DE R.L. DE C.V. , SUBSIDIARIES DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R.L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R.L. DE C.V. AND PLAYA GRAN, S. DE R.L. DE C.V.

Combined Statements of Comprehensive Income (Loss)

(Amounts in thousands of Mexican pesos)

	For the year ended December 31
	2012		2011
	As Restated; See Note 1		As Restated; See Note 1
Revenues from hotel operations:
All-inclusive revenue	Ps.	1,523,524	Ps.	1,328,277
Weddings		32,024		32,872
Spa		34,211		30,039
Concessionaries		18,795		16,502
Telephones		2,418		2,512
Other operating income		34,747		30,354

Total income from hotel operations		1,645,719		1,440,556
Marketing revenues		951		79

Total revenue		1,646,670		1,440,635

Hotel operating costs and expenses:
Departmental costs:
Rooms		36,536		46,748
Food and beverages		218,541		226,092
Weddings		18,269		21,885
Spa		2,160		2,449
Telephones		1,793		1,829

Total departmental costs and expenses		277,299		299,003

Expenses:
General and administrative		552,695		532,270
Real estate expenses		24,690		34,700
Maintenance		243,930		192,361
Depreciation (Note 6)		65,950		64,816
Advertising and selling		78,603		76,289

Total non-distributed expenses		965,868		900,436

Total operating costs and expenses		1,243,167		1,199,439

Operating income		403,503		241,196
Other income (expense), net		5,330		(3,847)

		408,833		237,349
Comprehensive financing income (cost):
Interest income		31,919		21,907
Interest expense		(69,449)		(68,657)
Exchange gain (loss), net		87,983		(189,014)

		50,453		(235,764)

Income before taxes on profits		459,286		1,585
Taxes on profits (Note 12)		52,381		50,387

Comprehensive income (loss)	Ps.	406,905	Ps.	(48,802)

Comprehensive income attributable to:
Comprehensive income after business acquisition under common control:
Controlling interest		406,671		(48,416)
Non-controlling interests		234		(386)

Comprensive income (loss)	Ps.	406,905	Ps.	(48,802)

The accompanying notes are an integral part of these combined financial statements.

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Combined Statements of Changes in Partners’ Capital (Deficit)

For the years ended December 31, 2012 and 2011

(Amounts in thousands of Mexican pesos)

	Statutory Partnership capital		Deficit from business acquisitions		Capital distribution on transfer of assets between entities under common control		Retained earnings		Total		Non-controlling interests		Total partners’ capital (deficit)
Balance at December 31, 2010 (as previously reported)	Ps	2,266,929	Ps.	—	Ps.	(1,713,666)	Ps.	535,907	Ps.	1,089,170	Ps.	(249)	Ps.	1,088,921
Adjustment for correction of depreciation expense								46,291		46,291				46,291

Balances as of January 1, 2011, as restated, see Note 1		2,266,929		—		(1,713,666)		582,198		1,135,461		(249)		1,135,212
Increase in partnership capital (Note 11a)		50								50				50
Effect of acquisition of entities under common control (Note 11b)				(500)						(500)				(500)
Decrease in partnership capital (Notes 11d, e, h, i, j, k)		(1,148,337)								(1,148,337)				(1,148,337)
Comprehensive loss (as restated, see Note 1)								(48,416)		(48,416)		(386)		(48,802)

Balance at December 31, 2011 (as restated, see Note 1)		1,118,642		(500)		(1,713,666)		533,782		(61,742)		(635)		(62,377)
Increase in partnership capital (Note 11a)		232,778								232,778				232,778
Decrease in partnership capital (Note 11c, g)		(4,300)								(4,300)				(4,300)
Increase in partnership capital in subsidiaries (Note 11b)				(1,165)						(1,165)		1,165		—
Comprehensive income (as restated, see Note 1)								406,671		406,671		234		406,905

Balance at December 31, 2012 (as restated, see Note 1)	Ps.	1,347,120	Ps.	(1,665)	Ps.	(1,713,666)	Ps.	940,453	Ps.	572,242	Ps.	764	Ps.	573,006

The accompanying notes are an integral part of these combined financial statements.

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES DESARROLLOS GCR, S. DE R.L.

DE C.V., GRAN DESIGN & FACTORY, S. DE R. L. DE C.V., INMOBILIARIA Y PROYECTOS

TRPLAYA, S. DE R. L. DE C.V. AND PLAYA GRAN, S. DE R. L. DE C.V.

Combined Statements of Cash Flows

(Amounts in thousands of Mexican pesos)

	For the year ended December 31,
	2012		2011
	As restated; see Note 1		As restated; see Note 1
Operating activities
Income before taxes on profits	Ps.	459,286	Ps.	1,585
Items not affecting operating cash flows:
Depreciation		65,950		64,816
Gain on sale of property, furniture and equipment		(1,156)		(14)
Interest expense		69,449		68,657
Interest income		(31,919)		(21,907)
Exchange (gain) loss, net		(80,021)		165,827
Changes in operating assets and liabilities:
Accounts receivable:
Travel agencies and guests		(8,614)		(23,196)
Related parties		266,692		(114,273)
Other		5,758		14,361
Inventories		827		3,228
Prepaid expenses		(2,576)		391
Other assets		7,978		(8,177)
Suppliers		7,415		(763)
Related parties		(117,120)		(168,619)
Reservation deposits		64,071		19,916
Accrued liabilities		(38,236)		3,520
Exclusivity deposits		(5,844)		8,127
Income tax paid		(20,759)		(11,654)

Net cash flow provided by operating activities		641,181		1,825

Investing activities
Purchase of property, furniture and equipment	Ps.	(33,750)	Ps.	(44,681)
Proceeds from the sale of furniture and equipment		3,668		711
Interest collected from related parties		31,919		31,446
Cash paid for acquisition of subsidiaries under common control		—		(500)

Net cash flow provided by (used in) investing activities		1,837		(13,024)

Financing activities
Proceeds from loans from related parties	Ps.	148,298	Ps.	316,866
Repayments of loans to related parties		(489,566)		(53,950)
Proceeds from bank loans		—		52,500
Repayments of borrowings		(200,845)		(45,976)
Interest paid		(69,449)		(68,657)
Decrease in partnership capital		(4,300)		(191,072)

Net cash flow (used in) provided by financing activities		(615,862)		9,711

Net increase (decrease) in cash	Ps.	27,156	Ps.	(1,488)
Cash at beginning of year		11,504		12,992

Cash at end of year	Ps.	38,660	Ps.	11,504

The accompanying notes are an integral part of these combined financial statements.

BD REAL RESORTS, S. DE R.L. DE C.V., SUBSIDIARIES

DESARROLLOS GCR, S. DE R.L. DE C.V., GRAN DESIGN & FACTORY, S. DE R.L. DE C.V., INMOBILIARIA Y PROYECTOS TRPLAYA, S. DE R.L. DE C.V. AND PLAYA GRAN, S. DE R.L. DE C.V.

Notes to the Restated Combined Financial Statements

December 31, 2012 and 2011

(Amounts in thousands of Mexican pesos and U.S. dollars, unless otherwise indicated)

1. Operations and Summary of Significant Accounting Policies

BD Real Resorts, S. de R.L. de C.V. and its subsidiaries, and Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V. and Playa Gran, S. de R.L. de C.V. (hereinafter, “Real Resorts” or “the Companies” or “the Company”) are primarily engaged in operating and marketing four hotels: “Gran Caribe Real” and “The Royal Cancun & Playa del Carmen” located in Cancun, Quintana Roo, Mexico and “Gran Porto Real” and “The Royal Playa del Carmen & Cancun” located in Playa del Carmen, Quintana Roo, Mexico. All of these resorts provide services under an “All-Inclusive Plan” (quoted rates includes rooms, food and beverages, and some recreational activities. Typically, this type of plan includes hotel taxes and gratuities).

The Companies are limited responsibility partnerships (Sociedad de Responsabilidad Limitada or S.de R.L.) and are incorporated and domiciled in Mexico.

BD Real Resorts, S. de R.L. de C.V. was incorporated on December 2, 2010 and is a 99.99%-owned subsidiary of Compañia Hotelera Gran Playa Real, S. de R.L. de C.V., the ultimate parent Company. BD Real Resorts, S. de R.L. de C.V. operates as a management company for the four hotels.

Gran Design & Factory, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Royal Cancun Hotel, in Cancún, México. Gran Design & Factory, S. de R.L. de C.V. is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R. L. de C.V., which is a 99.90% subsidiary owned subsidiary of Compañia Hotelera Gran Playa Real, S. de R.L. de C.V.

Playa Gran, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Gran Porto Real Hotel, in Playa del Carmen, México. Playa Gran, S. de R.L. de C.V. is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R. L. de C.V. , which is a 99.90% subsidiary owned subsidiary of Compañia Hotelera Gran Playa Real, S. de R.L. de C.V.

Desarrollos GCR, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Gran Caribe Real Hotel, in Cancún, México. This company is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R. L. de C.V., which is a 99.90% subsidiary owned subsidiary of Compañia Hotelera Gran Playa Real, S. de R.L. de C.V.

Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. was incorporated on November 23, 2007 and owns the land, building and furniture of the Royal Playa del Carmen Hotel, in Playa del Carmen, México. Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. is a 99.99% owned subsidiary of Inmobiliaria Turística Real, S. de R. L. de C.V. , which is a 99.90% subsidiary owned subsidiary of Compañia Hotelera Gran Playa Real, S. de R.L. de C.V.

i) Common control reorganization in 2011:

During fiscal year 2011, BD Real Resorts, S. de R.L. de C.V. entered into an organizational restructuring between entities under common control so as to incorporate BD Real Resorts, S. de R. L. de C. V. as a holding of the four hotel-operating entities, as approved by its partners. As a result, in August and November 2011 BD Real Resorts, S. de R. L. de C.V. acquired the following related companies: Hotel Gran Caribe Real, S.A. de C.V., Riviera Porto Real, S.A. de C.V., Royal Porto, S.A. de C.V., The Royal Cancún, S. de R.L. de C.V. and Playa de Carmen Real, S.A. de C.V. for a total amount of Ps. 500 (See Note 1c). This transaction was accounted for at the historical cost of the entities under common control (effectively using a “pooling of interests” accounting method), accordingly the retained losses of the acquired companies were recognized in the retained earnings of BD Real Resorts, S. de R. L. de C.V. as of January 1, 2011.

Company	Date of acquisition	Partners’ capital (deficit)		Percentage of participation	Total
Royal Porto, S.A. de C.V.	August 2011	Ps.	110,656	99.5%	Ps.	110,107
Riviera Porto Real, S.A. de C.V.	August 2011		(1,292)	99.5%		(1,286)
The Royal Cancun, S. de R.L. de C.V.	August 2011		(28,810)	99.5%		(28,666)
Hotel Gran Caribe Real, S.A. de C.V.	August 2011		(131,719)	99.5%		(131,060)
Playa del Carmen Real, S.A. de C.V.	November 2011		1,565	99.5%		1,557

					Ps.	(49,348)

The results of operations for the acquired companies have been presented in the accompanying combined financial statements since January 1, 2011.

ii) Common control reorganization in 2012:

On December 17, 2012, the Companies entered into a corporate restructuring through the merger of the following entities under common control. All of these companies were subsidiaries of Inmobiliaria Turística Real, S. de R. L. de C.V.:

Merging Entity (surviving entities)	Merged Entity
Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V.	Proyectos Inmobiliarios TRPlaya, S. de R.L. de C.V.
Playa Gran, S. de R.L. de C.V.	Desarrolladora Gran Porto, S. de R. L. de C.V.
Gran Design & Factory, S. de R.L. de C.V.	TRC Leasing and Design, S. de R. L. de C.V.
Desarrollos GCR, S. de R.L. de C.V.	Desarrollos Turísticos Greal, S. de R. L. de C.V.

This transaction was also accounted for at the historical cost of the entities under common control (effectively using a “pooling of interests” accounting method). The combined financial statements adjust the historical information to give effect to these mergers as if they had occurred on January 1, 2011.

The Companies have combined their financial statements for presentation as part of an initial public offering of shares by its new parent company (see Note 14).

The Companies do not have employees and receive administrative services from third parties, as disclosed in Note 13 f).

On July 15, 2013, the combined financial statements and notes presented in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) were authorized for issuance by the Companies’ then Finance and Administrative Sub Director, for their issuance and subsequent approval by the Companies’ shareholders. Those bodies had the authority to modify the Companies’ financial statements, although no vote by the then shareholders on the approval of those financial statements occurred.

The accompanying combined financial statements and notes, are those Mexican FRS financial statements as previously issued, having then been adjusted for:

•	the retrospective correction of an error in depreciable lives of property, furniture and equipment, as explained immediately below;
•	the adoption of certain new Mexican FRS accounting standards, as explained in Note 1.t. below;
•	the inclusion of updated subsequent events disclosures included in Note 14; and
•	the inclusion of Note 15 which is a reconciliation of comprehensive income and equity between Mexican FRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying restated combined financial statements were authorized for issuance by Jose Maria Ribas Conrado, Finance Director Cancun-Riviera Maya area on October 10, 2014, with subsequent events considered through that date.

Restatement of financial statements - Correction of errors in depreciation expense

The Companies established the useful lives of their buildings and improvements at 20 years upon initial construction. While preparing their combined financial statements for the purpose described herein, a further retrospective evaluation of those useful lives was performed. This evaluation included an understanding of the current and past business horizon for each hotel, the hotel’s general condition, and benchmarking the useful lives to those commonly used by other large resort hotels. The Companies have concluded that their previous estimate of depreciable lives for building and improvements required correction and have retrospectively adjusted depreciation expense assuming an average 40 year useful life of the buildings and improvements since the date of acquisition. This correction has resulted in a restatement of the combined financial statements as follows:

	December 31, 2012 (as previously reported)	Retrospective Corrections	December 3l, 2012 (as restated)
Property, furniture and equipment, net (Note 6)	Ps. 1,965,374	Ps. 187,507	Ps. 2,152,881
Deferred taxes on profits (Note 12)	343,986	(56,252)	287,734
Total non-current assets	2,347,191	131,255	2,478,446
Total assets	2,710,869	131,255	2,842,124
Retained earnings	809,198	131,255	940,453
Controlling interest	440,987	131,255	572,242
Total partners’ capital (deficit)	441,751	131,255	573,006
Total liabilities and partners’ capital (deficit)	2,710,869	131,255	2,842,124

Depreciation expense	127,477	(61,527)	65,950
Total non-distributed expenses	1,027,395	(61,527)	965,868
Total operating costs and expenses	1,304,694	(61,527)	1,243,167
Operating income	341,976	61,527	403,503
Income before taxes on profits	397,759	61,527	459,286
Taxes on profits (Note 12)	33,923	18,458	52,381
Comprehensive income (loss)	363,836	43,069	406,905

	December 31, 2011 (as previously reported)	Retrospective Corrections	December 31, 2011 (as restated)
Property, furniture and equipment, net (Note 6)	Ps.2,061,613	Ps.125,979	Ps. 2,187,592
Deferred taxes on profits (Note 12)	330,068	(37,794)	292,274
Total non-current assets	2,585,788	88,186	2,673,974
Total assets	3,184,397	88,186	3,272,583
Retained earnings	445,596	88,186	533,782
Controlling interest	(149,928)	88,186	(61,742)
Total partners’ capital (deficit)	(150,563)	88,186	(62,377)
Total liabilities and partners’ capital (deficit)	3,184,397	88,186	3,272,583

Depreciation expense	124,665	(59,849)	64,816
Total non-distributed expenses	960,285	(59,849)	900,436
Total operating costs and expenses	1,259,288	(59,849)	1,199,439
Operating income	181,347	59,849	241,196
Income (loss) before taxes on profits	(58,264)	59,849	1,585
Taxes on profits (Note 12)	32,432	17,955	50,387
Comprehensive income (loss)	(90,696)	41,894	(48,802)

	December 31, 2010	Retrospective Corrections	January 1st, 2011 (as restated)
Property, furniture and equipment, net (Note 6)	Ps. 2,142,296	Ps. 66,130	Ps. 2,208,426
Deferred taxes on profits (Note 12)	310,123	(19,839)	290,284
Total non-current assets	2,720,558	46,291	2,766,849
Total assets	3,160,921	46,291	3,207,212
Retained earnings	535,907	46,291	582,198
Controlling interest	1,089,170	46,291	1,135,461
Total partners’ capital	1,088,921	46,291	1,135,212
Total liabilities and partners’ capital	3,160,921	46,291	3,207,212

These adjustments had no impact on the totals of operating, investing or financing activities in the combined statements of cash flows. The U.S. GAAP financial information presented in Note 15 is not restated in nature as it has not been previously issued.

Summary of Significant Accounting Policies

a) Compliance with Mexican Financial Reporting Standards

The accompanying restated combined financial statements are presented in accordance with Mexican FRS, and contain a note which reconciles comprehensive income and equity from Mexican FRS to accounting principles generally accepted in the United States of America (“U.S. GAAP”) as of and for the years ended December 31, 2012 and 2011. They have been prepared for use in an initial public offering to be made by the Companies’ new parent company (Playa, see Note 14) and are intended to comply with the requirements thereof. Accordingly, they differ in certain respects from the form and content of financial statements previously issued by the Companies.

They also contain a restatement due to the correction of an error in depreciation expense (see above).

b) Basis of preparation

The accompanying combined financial statements have been prepared on an historical-cost basis, except for those non-monetary items that were acquired or recorded in the financial statements before December 31, 2007; as such items reflect the cumulative effects of inflation from their initial recognition date through December 31, 2007.

The amounts shown in the accompanying combined financial statements and these notes are in thousands of Mexican pesos (Ps. 000), except where otherwise indicated, which is considered by the Companies as its functional, reporting and recording currency, derived that it is the currency of its main economic environment.

The annual rate of inflation for 2012 and 2011, as determined based on the Mexican National Consumer Price Index (“NCPI”) published by Banco de Mexico (the Central Bank) until June 2011 and has been published by the National Institute of Statistics, Demographics and Geographical Information Agency (“INEGI”) as of July 2011, was 3.56% and 3.81%, respectively, while the cumulative inflation rate for the three prior years was 12.26%. Under Mexican FRS, this cumulative inflation rate represents the necessary condition for considering Mexico as having a non-inflationary economic environment, which means the financial statements should be prepared on an historical-cost basis.

c) Combination

The accompanying combined financial statements include the consolidated financial statements of BD Real Resorts, S. de R.L. de C.V. and subsidiaries, and the financial statements of Desarrollos GCR, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Proyectos Inmobiliarios TRPlaya, S. de R.L. de C.V. and Playa Gran, S. de R.L. de C.V. (collectively referred to herein as the “Companies”) are held indirectly by Compania Hotelera Gran Playa Real, S. de R.L. de C.V., and have been under the control of Compania Hotelera Gran Playa Real, S. de R.L. de C.V. for all periods presented herein.

The consolidated financial statements of BD Real Resorts, S. de R.L. de C.V. and subsidiaries include the financial information of the companies over which it exercises control. At December 31, 2012 and 2011, BD Real Resorts, S. de R.L. de C.V.’s interest in partners’ capital of its subsidiaries is as follows:

		% partners’ capital interest
Name	Relationship	2012	2011
Hotel Gran Caribe Real, S.A. de C.V.	Subsidiary	99.9%	99.5%
Riviera Porto Real, S.A. de C.V.	Subsidiary	99.9%	99.5%
The Royal Cancún, S. de R.L. de C.V.	Subsidiary	99.9%	99.5%
Royal Porto, S.A. de C.V.	Subsidiary	99.5%	99.5%
Playa del Carmen Real, S.A. de C.V.	Subsidiary	99.5%	99.5%

Common control transactions have been presented using a pooling of interests accounting method for all periods presented. Remaining subsidiaries are consolidated from the time BD Real Resorts, S. de R.L. de C.V. acquires control over them and ceases when it no longer exercises control over the subsidiary.

The financial statements of Companies have been prepared for the same accounting period following the same accounting policies, and have common control.

All intercompany balances, investments and transactions have been eliminated in the combined financial statements.

Non-controlling interest represents the share of the results of operations and net assets of the subsidiaries that are not held by BD Real Resorts, S. de R.L. de C.V. Acquisition of non-controlling interest or the sale of such without loss of control of the subsidiary, are considered to be transactions between partners. Such amounts are attributed to the non-controlling interests even if this results in the non-controlling interests having a deficit balance as was the case at December 31, 2011 and January 1, 2011.

d) Recognition of revenues

The Company recognizes its revenues based on International Accounting Standard 18 (IAS 18), Revenue Recognition, applied on a supplementary basis as Mexican FRS does not contain a revenue recognition standard.

Specifically, the Companies recognize revenues from all-inclusive plans (rooms, food and beverage) ratably in accordance with the all-inclusive rate provided to its customers. Revenue is recognized every night that the room is occupied and when all the following conditions are satisfied:

(i)	the amount of revenue can be measured reliably;

(ii)	it is probable that the economic benefits associated with the transaction will flow to the Companies;

(iii)	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(iv)	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably

Revenues from the Companies’ other operating areas, such as weddings, spa, concessionaries are recognized at the time the services are rendered.

e) Use of estimates

The preparation of combined financial statements in conformity with Mexican FRS requires the use of estimates and assumptions in certain areas. Management based its estimates on the available information at the time the combined financial statements were prepared. However, the existing circumstances and assumptions about future events may change due to changes in the market or circumstances that are beyond the Company’s control. Such changes are reflected in the assumptions as they occur.

The key estimates and assumptions used at December 31, 2012 and 2011, to compute those estimates that may represent a significant risk of requiring relatively significant adjustments to the reported amounts of assets and liabilities in the following year are as follows:

Impairment of non-financial assets

There are indicators of impairment when the carrying value of an asset or of a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less its costs to sale and its value in use. The computation of the fair value less the selling costs is based on information available on binding sales under comparable conditions between third parties, for comparable goods or observable market prices, less the incremental costs of selling such goods. The value in use calculation is based on a future discounted cash flow model. Cash flow forecasts are based on budgeted sales over the next five years or more considering that growth rates must not go over five years and exclude the effects of restructuring activities that the Companies are not yet committed to and of significant future investments that will enhance the performance of the asset or cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Uncertain tax positions

The Companies establish provisions for tax positions at the time they determine that it becomes evident that the tax position is “more likely than not” to not be sustainable upon challenge by the tax authorities. For purposes of evaluating whether or not a tax position is uncertain, (1) the Companies presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

f) Cash

Cash principally consists of bank deposits.

g) Allowance for doubtful accounts

The Companies’ policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old, based on its past experience, and on balances with specific collection problems.

The Companies evaluate the uncollectability of accounts due from related parties by examining their financial position and the market in which each of the related parties operates.

h) Inventories

Inventories are stated at the lower of either their acquisition cost or net realizable value. The cost of inventories includes all purchase and transformation costs incurred in transporting the inventories and getting them ready for sale. Inventories from food and beverage and supplies are valued based on average cost.

The net realizable value of inventories is their estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Provisions for impairment in the value of inventories are recorded when exist losses from sales commitments with respect to inventory stock levels. As of December 31, 2012 and 2011, the Companies have not deemed necessary to create a provision for impairment losses.

i) Prepaid expenses

Prepaid expenses are recognized as assets as of the date the payment is made, provided that it is probable that future economic benefits associated with the item will flow to the Company. At the time the goods or services are received, prepaid expenses are either capitalized or charged to the statements of operations, depending on whether there is certainty that the purchased goods or services will generate future economic benefits.

The Companies periodically evaluates prepaid expenses to determine the probability that these assets will no longer generate future economic benefits or to assess their recoverability. When the prepaid expenses lose its ability to generate future economic benefits, any unrecoverable amounts are deemed impaired and recognized in the statement of comprehensive income (loss) as impairment losses.

j) Property, furniture and equipment

Property, furniture and equipment are initially recorded at cost and reflect the inflation effects through 2007, net of accumulated depreciation and/or accumulated impairment loss, if any.

The cost of acquiring property, furniture and equipment includes the costs incurred initially for their acquisition or construction, as well as subsequent replacement costs or costs incurred to increase their service potential. Repair and maintenance costs are expensed as incurred.

Depreciation of property, furniture and equipment is computed on the asset’s carrying values using the straight-line method (since management considers that this method best reflects the use of these assets) and based on their estimated useful lives (See Note 1 and 6).

The Companies capitalize as part of the cost of the asset those borrowing costs directly attributable to the acquisition, construction, production or installation of an asset that requires a period of time to be ready for its intended use or sale. Capitalized comprehensive financing cost is determined by applying the weighted-average capitalization rate of borrowing costs to the weighted average amount of investments in qualifying assets made during the construction or acquisition period. In the case of foreign currency denominated financing, comprehensive financing cost includes the related exchange gains or losses are considered in the calculation of capitalizable comprehensive financing cost for construction in process.

Fixed assets are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is immediately recorded in the statement of comprehensive income (loss).

The carrying value of property, furniture and equipment is reviewed whenever there are indicators of impairment in the value of such assets. When the recoverable amount of an asset, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than its net carrying value, the difference is recognized as an impairment loss.

For the years ended December 31, 2012 and 2011, there were no indicators of impairment.

k) Leases

Property and equipment lease arrangements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or scrap value.

When the risks and rewards inherent to the ownership of the leased good remain substantially with the lessor, they are classified as operating leases. Rent is recognized in the statement of comprehensive income (loss) when incurred.

l) Reservation deposits

Reservation deposits represent payments in advance from travel agencies to the Companies, to ensure reservations at specific future dates. Reservation deposits are recorded as a liability at the amount of the received payments and are subsequently recognized as revenues when the guests arrive to the hotels and the service is rendered. Amounts received for scheduled stays more than one year from the balance sheet date, are reflected as non-current liabilities.

m) Liabilities, provisions, contingent liabilities and commitments

Liabilities and provisions are recognized whenever (i) the Company has current obligations (legal or constructive) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement, and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as interest expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n) Capital distribution on transfer of assets between entities under common control

This account represents payments in excess to book value, recorded by the Companies for the transferred assets (property, furniture and equipment) between entities under common control during 2007, date when the assets were transferred.

o) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the balance sheet date.

Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date, are recognized in profit or loss.

See Note 10 for the Companies’ combined foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Comprehensive income (loss)

Comprehensive income (loss) represents the increase or decrease in earned capital from net income or loss for the year, plus other comprehensive income items. During the years ended December 31, 2012 and 2011, no other comprehensive income items existed.

q) Taxes on profits

Current-year taxes on profits are recognized as a short-term liability, net of prepayments made during the year.

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes are recognized on all temporary differences between financial reporting and tax values of assets and liabilities, applying the enacted income tax rate or the flat-rate business tax rate, effective as of the balance sheet date, or the enacted rate that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled. As discussed in Note 12a) to the accompanying combined financial statements, the income tax rate for 2013 will be 30%.

The Companies periodically evaluate the possibility of recovering deferred tax assets and if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

r) Statement of comprehensive income (loss) presentation

Costs and expenses shown in the Companies’ Mexican FRS statement of comprehensive income (loss) are presented based on their function and nature, since such classification allows for an accurate evaluation of its operating margins and operating departments expenses.

Although Mexican FRS do not require the presentation of operating income, this caption is shown in the statement of comprehensive income (loss), since it is an important indicator used for evaluating the Companies’ operating results.

s) Concentration of risks

The Company believes that the credit risk in its accounts receivable is low because it has a broad customer base that is geographically diverse. The Company continuously evaluates the credit conditions of its customers but requires no collateral to guarantee collection of its accounts receivable. In the event the Companies’ collection cycles deteriorate significantly, its results of operations could be adversely affected.

t) New accounting pronouncements

Mexican FRS C-6, Property, Plant and Equipment

In December 2010, the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) issued Mexican FRS C-6 to supersede Mexican accounting Bulletin C-6, Property, Plant and Equipment, and became effective for fiscal years beginning on or after January 1, 2011, except for the changes related to the segregation of property, plant and equipment into separate components for those assets with different useful lives. For entities that have not performed this component segregation, the applicable provisions of this new standard became effective as of January 1, 2012.

The adoption of this standard had no significant effect on the Companies’ financial position.

Following is a discussion of the new accounting pronouncements that became effective on January 1, 2012:

Improvements to Mexican FRS for 2012

The CINIF regularly issues improvements to Mexican FRS as part of its standards revision process. These improvements are aimed at enhancing certain aspects of Mexican FRS and eliminating a number of differences between Mexican FRS and International Financial Reporting Standards. The improvements made to Mexican FRS in 2012 are divided into two sections: (i) changes to certain Mexican FRS to take effect January 1, 2012 that will give rise to accounting changes in the valuations and disclosures contained in the financial statements and in financial statement presentation; and (ii) changes to Mexican FRS intended to clarify certain points, but which will not give rise to any accounting changes.

The changes that will give rise to accounting changes related to the valuations and disclosures in the financial statements, and to financial statement presentation, are as follows: a) an entity must disclose all key assumptions used in determining its estimates at the closing of the accounting period when those estimates involve uncertainty representing significant risk of adjustments in the book values of assets or liabilities in the following accounting period; b) an entity must report its diluted earnings per share, irrespective of having generated profits or losses from continuing operations; c) cash and cash equivalents must be presented under current assets, unless they are to be restricted during a term of more than 12 months following the date of the balance sheet; d) donations received by for-profit entities must be presented as revenue in the statement of comprehensive income (loss) and not as capital contributions; e) assets may be classified as held for sale even when they are still in use (i.e., they no longer need to be idle); and f) the reversal of previously recognized goodwill impairment is no longer allowed.

The adoption of these improvements had no effect on the Companies’ combined financial position or its combined operating results.

Following is a discussion of the new accounting pronouncements that were initially scheduled to become effective on January 1, 2013. As explained above, the Companies have combined their financial statements for presentation as part of an initial public offering of shares by its new parent company (see Note 14). Included in that filing will be financial statements for the Companies for periods after January 1, 2013. Accordingly, the following new accounting pronouncements have been retrospectively applied in these combined financial statements so as to provide consistency in presentation.

Mexican FRS B-3, Statement of Comprehensive Income

In December 2011, the CINIF issued Mexican FRS B-3, Statement of Comprehensive Income, to supersede Mexican FRS B-3, Statement of Income. This new standard will become effective for fiscal years beginning on or after January 1, 2013.

The former Mexican FRS B-3 required other comprehensive income (“OCI”) to be recognized directly in shareholders’ equity in the statement of changes in shareholders’ equity. The new standard specifies that OCI must be presented in profit and loss either in a single statement of comprehensive income or in two separate financial statements. If an entity presents two statements, the second statement must begin with profit or loss and then immediately display components of OCI. Mexican FRS B-3 also establishes that an entity shall not separately present any items of income and expense as non-ordinary items either in the statement of comprehensive income (or income statement, if presented) or in the notes. Lastly, Mexican FRS B-3 establishes that the Other income and expenses caption must exclude operating expense or income items; therefore, an entity’s employee profit sharing expense for the year must be recorded in the income statement under cost and expense captions.

The Companies have presented one single statement of comprehensive income. As explained above, during 2012 and 2011 no other comprehensive income items existed.

Mexican FRS B-4, Statement of Changes in Shareholders’ Equity

Mexican FRS B-4 establishes the guidelines regarding the presentation, structure, content, and disclosures of the statement of changes in shareholders’ equity.

Generally speaking, Mexican FRS B-4 requires an entity to show the following items in separate captions in the statement of changes in shareholders’ equity: a) a reconciliation between the opening and ending balances of each component of shareholders’ equity; b) if applicable, the effects of retrospective adjustments arising from changes in accounting policies and restatements affecting the opening balances of each component of shareholders’ equity; c) changes in owners’ equity related to their investment in the entity; d) changes in reserves; and e) comprehensive income in a single caption followed by a breakdown of all items that comprise it: net income or loss, other comprehensive income items and the equity method on the comprehensive income of other entities.

The adoption of this new standard had no impact on the Company’s combined financial statements.

Mexican FRS B-6, Statement of Financial Position

Mexican FRS B-6 will become effective as of January 1, 2013. The main purpose of this standard is to compile all standards regarding the statement of financial position or balance sheet into a single standard. These topics were previously addressed in different sections of Mexican FRS A-3, User Needs and the Objective of Financial Statements, Mexican FRS A-5, Basic Elements of Financial Statements, and Mexican FRS A-7, Presentation and Disclosure.

Mexican FRS B-6 includes no significant changes to actual accounting policy; therefore, its adoption had no material effects on the Companies’ combined financial statements.

Mexican FRS B-8, Consolidated Financial Statements

The most significant changes included in the new Mexican FRS B-8 regarding consolidated financial statements are as follows:

The former Mexican FRS B-8 defined “control” as the power to decide on the financial and operating policies of an entity to earn returns from its activities. The new standard, however, establishes that an entity has control over another entity when the investor has power over the investee to direct its relevant activities; the investor has exposure, or rights, to variable returns from its involvement with the investee; and the investor has the ability to affect the amount of such returns through its power over the investee.

The former Mexican FRS B-8 established that power was essentially determined based on the holding of voting shares, but the new standard establishes that there may also be other contractual arrangements that give the investor power over the investee, or other factors, such as the degree of the investor’s involvement in the investee, that may indicate the existence of power. Therefore, the new Mexican FRS B-8 requires professional judgment for assessing the existence of control.

This new standard introduces the concept of “Protective Rights,” which are rights designed to protect the interest of non-controlling investors, but which grant those parties no power over the investee. The terms principal and agent are now also included in the new standard. A principal is an investor with decision-making rights over the investee. An agent is a person or entity that acts on behalf and for the benefit of the principal, and has no control over the investee.

The new standard eliminates the concept of “special purpose entity,” since under this new standard, the purpose and operating objective of a given entity is not a determining factor for assessing whether or not that entity is a subsidiary.

The new Mexican FRS B-8 includes the concept of “structured entity,” which is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

The adoption of this new standard had no impact on the Company’s combined financial statements.

Improvements to Mexican FRS for 2013

As part of its standards revision process, in December 2012, the CINIF issued its Improvements to Mexican FRS for 2013, which became effective as of January 1, 2013.

The changes that will give rise to accounting changes related to the valuations and disclosures in the financial statements, and to financial statement presentation, are as follows: a) Mexican FRS C-5 and Mexican accounting Bulletins C-9 and C-12 have been modified to establish that bond issue costs must be presented as a reduction to the corresponding liability and should be amortized using the effective interest rate method over the life of the bond; b) Mexican FRS D-4 establishes that current year income tax must not be recognized directly in profit or loss when it arises from transactions recognized directly in equity (i.e., other comprehensive income); and c) Mexican accounting Bulletin D-5 sets forth that key money (“traspaso” or “guante”) paid by lessees must be deferred over the lease period and amortized proportionally to the recognition of the related rental expense.

The adoption of this new standard had no impact on the Company’s combined financial statements.

2. Related Parties

The Companies disclosed below are considered affiliates, as the Companies’ shareholder is also a shareholder in such companies. As explained in Note 14, during August 2013 the Companies were ultimately sold to another controlling shareholder. Subsequent to that time, the related party balances disclosed under (a) below were liquidated. The agreements for commercial services mentioned at b) below continued for specified periods of time.

a) An analysis of balances due from and to related parties at December 31, 2012 and 2011 is as follows:

	Relationship	2012		2011
Receivables:
Short-term
Viajes Beda, S.A. de C.V.	Affiliate	Ps.	6,913	Ps.	12,895
Compañia Hotelera Gran Playa Real, S. de R.L. de C.V.	Parent		2,173		—
Fernando Garcia Zalvidea	Shareholder		1,584		20,862
Club Real Resort, S.A. de C.V.	Affiliate		1,471		3,635
Inmobiliaria Buenaventuras, S.A. de C.V.	Affiliate		5		45,516
Arrendamientos y Transportes Turisticos, S.A. de C.V.	Affiliate		—		195,912
Tiffanys de México, S.A. de C.V.	Affiliate		—		18

		Ps.	12,146	Ps.	278,838

		2012		2011
Long-term
Arrendamientos y Transportes Turisticos, S.A. de C.V.	Affiliate	Ps.	31,862	Ps.	—
Club Real Resort, S.A. de C.V.	Affiliate		3,454		—
Gabaor, S.A. de C.V.	Affiliate		1,500		—
BD Real Hoteles, S.A. de C.V.	Affiliate		—		185,114

		Ps.	36,816	Ps.	185,114

Payables:
Short-term
Inmobiliaria Turistica Real, S. de R.L. de C.V.	Affiliate	Ps.	2,543	Ps.	97,807
Arrendamientos y Transportes Turisticos, S.A. de C.V.	Affiliate		914		—
BD Real Hoteles, S.A. de C.V.	Affiliate		737		9,820
Tiffanys de Mexico, S.A. de C.V.	Affiliate		264		—
Transporturist, S.A. de C.V.	Affiliate		2		—
Gabaor, S.A. de C.V.	Affiliate		—		13,953

		Ps.	4,460	Ps.	121,580

	Relationship	2012		2011
Long-term
Inmobiliaria Turistica Real, S. de R.L. de C.V.	Affiliate	Ps.	926,232	Ps.	1,431,307
BD Real Hoteles, S.A. de C.V.	Affiliate		2,377		—
Gabaor, S.A. de C.V.	Affiliate		—		219,646

		Ps.	928,609	Ps.	1,650,953

Reservation deposits from related parties(1):
Viajes Beda, S.A. de C.V.	Affiliate	Ps.	65,975	Ps.	—

(1)	This balance is included as part of the reservation deposits balance in the combined balance sheets.

During the years ended December 31, 2012 and 2011, the Companies did not recognize any bad debts expense for uncollectible related party receivable balances.

b) The Companies have entered into the following agreements with its related parties:

(i) Leases

Lease agreement between Hotel Gran Caribe Real, S.A. de C.V. (subsidiary) and Club Real Resorts, S.A. de C.V., the amount of the lease charged is equivalent to 10% of the monthly net sales of the latter. The agreement expires on December 31, 2016 and is renewable thereafter.

Lease agreement between Riviera Porto Real, S.A. de C.V. (subsidiary) and Club Real Resorts, S.A. de C.V., the amount of the lease charged is equivalent to 10% of the monthly net sales of the latter. The agreement expires on December 31, 2016 and is renewable thereafter.

Lease agreement between Royal Porto, S.A. de C.V. (subsidiary) and Club Real Resorts, S.A. de C.V., the amount of the lease charged is equivalent to 10% of the monthly net sales of the latter. The agreement expires on December 31, 2016 and is renewable thereafter.

Lease agreement between The Royal Cancun, S. de R.L. de C.V (subsidiary) and Club Real Resorts, S.A. de C.V., the amount of the lease charged is equivalent to 10% of the monthly net sales of the latter. The agreement expires on January 1, 2017.

(ii) Financing

BD Real Resorts, S. de R.L. de C.V. entered into a borrowing agreement, receivable from Arrendamientos y Transportes Turísticos, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2%. This line of credit matures on December 31, 2017. The balance at December 31, 2012 is Ps. 31,862.

BD Real Resorts, S. de R.L. de C.V. entered into a borrowing agreement, receivable from Inmobiliaria Turística Real, S. de R.L. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2%. This line of credit matures on January 31, 2016. The balance at December 31, 2012 is Ps.158,732.

Playa Gran, S. de R.L. de C.V., Desarrollos GCR, S. de R.L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V. entered into a borrowing agreement payable to Inmobiliaria Turística Real, S. de R.L. de C.V. derived from the aquisition of the remainder estate of the hotels properties, which bear no interest and it is due on December 31, 2015. The balance at December 31, 2012 and 2011 is Ps. 1,084,964 and Ps.1,431,307, respectively.

During the year ended December 31, 2012, the Companies performed a restructuring of intercompany receivable and payables in order to consolidate balances among the combined companies. As a result, the agreements shown below have no outstanding balance as of December 31, 2012.

Hotel Gran Caribe Real, S.A. de C.V. (subsidiary) entered into a borrowing agreement, payable to BD Real Hoteles, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2%. This line of credit matures on December 31, 2014. The balance at December 31, 2011 was Ps. 48,207.

Hotel Gran Caribe Real, S.A. de C.V. (subsidiary) entered into a borrowing agreement with interest payable to Gabaor, S.A. de C.V., which generates interest at the Mexican weighted interbank interest rate (TIIE) plus 2%, and matured on December 31, 2012. This debt may be partially or totally repaid over the term of the agreement. The balance at December 31, 2011 was Ps. 99,379.

Royal Porto, S.A. de C.V. (subsidiary) entered into a borrowing agreement, receivable from BD Real Hoteles, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matures on December 31, 2014. The balance at December 31, 2011 was Ps. 256,889.

Royal Porto, S.A. de C.V. (subsidiary) entered into a borrowing agreement, payable to Inmobiliaria Turistica Real, S. de R.L. de C.V. (formerly Compañia Hotelera Gran Caribe Real, S. de R.L. de C.V.), which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matures on December 31, 2014. The balance at December 31, 2011 was Ps. 262,538.

Royal Porto, S.A. de C.V. (subsidiary) entered into a borrowing agreement with interest payable to Gabaor, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matured on December 31, 2012. The balance at December 31, 2011 was Ps. 120,267.

Royal Porto, S.A. de C.V. (subsidiary) entered into a line of credit and borrowing agreement, payable to Inmobiliaria Buenaventuras, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matures on December 31, 2015. The balance at December 31, 2011 was Ps. 45,516.

Royal Porto, S.A. de C.V. (subsidiary) entered into a line of credit and borrowing agreement of a loan receivable from Arrendamientos y Transportes Turísticos, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matures on December 31, 2016. The balance at December 31, 2011 was Ps. 195,912.

Riviera Porto, S.A. de C.V. (subsidiary) entered into a borrowing agreement receivable from BD Real Hoteles, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matures on December 31, 2014. The balance at December 31, 2011 was Ps. 2,466.

Riviera Porto Real, S.A. de C.V. (subsidiary) entered into a borrowing agreement, with interest payable to Gabaor, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matured on December 31, 2012. The balance at December 31, 2011 was Ps. 6,150.

The Royal Cancún, S. de R.L. de C.V. (subsidiary) entered into a borrowing agreement payable to BD Real Hoteles, S.A. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2%. The line of credit had an original maturity date on December 31, 2014; however, on August 31, 2012, the parties entered into an agreement for the early termination of the above-mentioned agreement with no penalization and with no impact on the statement of comprehensive income (loss). The balance at December 31, 2011 was Ps. 23,568.

The Royal Cancun, S. de R.L. de C.V. (subsidiary) entered into a line of credit agreement receivable from Fernando García Zalvidea, which bears interest at an annual rate of 9%. This line of credit matured on December 31, 2012. The balance at December 31, 2011 was Ps. 20,862.

The Royal Cancun, S. de R.L. de C.V.(subsidiary) entered into a line of credit and borrowing agreement, payable to Inmobiliaria Turística Real, S. de R.L. de C.V., which bears interest at the Mexican weighted interbank interest rate (TIIE) plus 2% and matured on December 31, 2012. The balance at December 31, 2011 was Ps. 31,169.

c) During the years ended December 31, 2012 and 2011, the Companies had the following transactions with related parties:

	2012		2011
Revenues from rooms
Transactions with affiliates:
Viajes Beda, S.A. de C.V.	Ps.	107,698	Ps.	105,044
Club Real Resort, S.A. de C.V.		95,590		88,667
Inmobiliaria Turística Real, S.A. de C.V.		924		—
Arrendamientos y Transportes Turísticos, S.A. de C.V.		145		233
Inmobiliaria Buenaventuras, S.A. de C.V.		29		—
Income from food and beverage sales
Transactions with affiliates:
Viajes Beda, S.A. de C.V.		17,509		13,717
Club Real Resort, S.A. de C.V.		391		1,218
Inmobiliaria Turística Real, S.A. de C.V.		42		—
Arrendamientos y Transportes Turísticos, S.A. de C.V.		5		—
Tiffanys de México, S.A. de C.V.		1		16
BD Real Hoteles, S.A. de C.V.		—		4
Rental income
Transactions with affiliates:
Club Real Resort, S.A. de C.V.		9,930		7,998
Tiffanys de México, S.A. de C.V.		3,915		3,985
Viajes Beda, S.A. de C.V.		2,634		2,071
Income from commissions
Transactions with affiliates:
Viajes Beda, S.A. de C.V.		5,325		20,113

	2012	2011
Interest income
Transactions with holding:
Compañía Hotelera Gran Playa Real, S. de R.L. de C.V.	1,957	—
Transactions with affiliates:
BD Real Hoteles, S.A. de C.V.	8,778	23,815
Club Real Resort, S.A. de C.V.	1,639	—
Inmobiliaria Turística Real, S. de R.L. de C.V.	1,739	—
Arrendamientos y Transportes Turísticos, S.A. de C.V.	11,937	5,716
Tiffanys de México, S.A. de C.V.	110	—
Promotora Playa Mar, S.A. de C.V.	—	421
Transactions with shareholder:
Fernando García Zalvidea (shareholder)	2,259	8,102
Telephone revenue
Transactions with affiliates:
Club Real Resort, S.A. de C.V.	325	—
Tiffanys de México, S.A. de C.V.	75	—
Income from sale of property, furniture and equipment
Transactions with affiliates:
Arrendamientos y Transportes Turísticos, S.A. de C.V.	1,262	—
Other income
Transactions with affiliates:
Viajes Beda, S.A. de C.V.	14,055	10,112
Club Real Resort, S.A. de C.V.	—	412
Tiffanys de México, S.A. de C.V.	5	83
Inmobiliaria Buenaventuras, S.A. de C.V.	—	45
Expenses for services received
Transactions with affiliates:
Inmobiliaria Turística Real, S. de R.L. de C.V.	23,852	5,840
Arrendamientos y Transportes Turísticos, S.A. de C.V.	2,947	2,492
Transporturist, S.A. de C.V.	534
Viajes Beda, S.A. de C.V.	141	8,290
Compañía Hotelera Gran Caribe Real, S. de R.L. de C.V.	—	6,786
Purchases
Transactions with affiliates:
Tiffanys de México, S.A. de C.V.	249	—
BD Real Hoteles, S.A. de C.V.	1	—
Leasing expenses
Transactions with affiliates:
Inmobiliaria Buenaventuras, S.A. de C.V.	1,856	2,131

	2012	2011
Marketing expenses
Transactions with affiliates:
BD Real Hoteles, S.A. de C.V.	746	66,206
Viajes Beda, S.A. de C.V.	58	359
Expense for electricity
Transactions with affiliates:
Inmobiliaria Turística Real, S. de R.L. de C.V.	16,436	8,022
Interest expense
Transactions with affiliates:
Inmobiliaria Turística Real, S. de R.L. de C.V.	12,133	14,268
Gabaor, S.A. de C.V.	8,031	17,784
BD Real Hoteles, S.A. de C.V.	886	13,052
Compañía Hotelera Gran Caribe Real, S. de R.L. de C.V.	—	5,912
Promotora Playa Mar, S. de R.L. de C.V.	—	418
Other expenses
Transactions with affiliates:
Inmobiliaria Turística Real, S. de R.L. de C.V.	219	70
Tiffanys de México, S.A. de C.V.	—	281
Viajes Beda, S.A. de C.V.	—	225
BD Real Hoteles, S.A. de C.V.	—	64

3. Other Accounts Receivable

An analysis of other accounts receivable at December 31, 2012 and 2011 is as follows:

	2012		2011
Recoverable value added tax (Note 14)	Ps.	91,228	Ps.	97,281
Recoverable income tax		61,165		62,803
Sundry debtors		23,661		17,854
Recoverable flat-rate business tax		7,639		7,140
Credit cards		2,676		5,792
Recoverable tax on cash deposits		19		1,276

	Ps.	186,388	Ps.	192,146

The Company has not experienced any significant write-offs of accounts receivable and believes that it is not exposed to significant credit risk with respect to accounts receivable as the majority of the balances are current to 30 days.

4. Inventories

An analysis of inventories at December 31, 2012 and 2011 is as follows:

	2012		2011
Food and beverages	Ps.	4,440		Ps.5,812
Office supplies		2,494		2,726
Maintenance		2,187		1,549
Other		960		821

	Ps.	10,081	Ps.	10,908

5. Prepaid Expenses

An analysis of this caption at December 31, 2012 and 2011 is as follows:

	2012		2011
Property tax	Ps.	7,680	Ps.	5,042
Insurance and bonds		4,371		4,019
Advances to suppliers		1,157		1,460
Other		—		111

	Ps.	13,208	Ps.	10,632

6. Property, Furniture and Equipment (as restated; see Note 1)

a) An analysis of this caption at December 31, 2012 and 2011 is as follows:

	Investment— January 1, 2011		Purchase of Property, Furniture and Equipment		Sale or retirement Property, Furniture and Equipment		Investment— December 31, 2011
Land	Ps.	502,144	Ps.	—	Ps.	—	Ps.	502,144
Buildings and improvements		1,598,895		44,681				1,643,576
Hotel machinery and equipment		270,482				(697)		269,785
Automotive equipment		240						240
Computer equipment		10,996						10,996

	Ps.	2,382,757	Ps	44,681	Ps	(697)	Ps	2,426,741

	Accumulated depreciation January 1, 2011		Depreciation expense		Sale or retirement Property, Furniture and Equipment		Accumulated depreciation— December 31, 2011		Estimated useful life
Buildings and improvements	Ps.	112,513	Ps.	40,791	Ps.	—	Ps.	153,304	40 years
Hotel machinery and equipment		56,076		22,150				78,226	10 years
Automotive equipment		60		60				120	4 years
Computer equipment		5,684		1,815				7,499	3 years

	Ps.	174,333	Ps.	64,816	Ps.	—	Ps.	239,149

Furniture and equipment net.		Ps. 2,208,424						Ps. 2,187,592

	Investment— January 1, 2012		Purchase of Property, Furniture and Equipment		Sale or retirement Property, Furniture and Equipment		Investment— December 31, 2012
Land	Ps.	502,144	Ps.	—	Ps.	(920)	Ps.	501,224
Buildings and improvements		1,643,576		27,429				1,671,005
Hotel machinery and equipment		269,785		4,098		1,649		275,532
Automotive equipment		240		2,223				2,463
Computer equipment		10,996				(5,453)		5,543

	Ps	2,426,741	Ps	33,750	Ps	(4,724)	Ps	2,455,767

	Accumulated depreciation— January 1, 2012		Depreciation expense		Sale or retirement Property, Furniture and Equipment		Accumulated depreciation— December 31, 2012		Estimated useful life
Buildings and improvements	Ps.	153,304	Ps.	41,383	Ps.	—	Ps.	194,687	40 years
Hotel machinery and equipment		78,226		22,650				100,876	10 years
Automotive equipment		120		1,675				1,795	4 years
Computer equipment		7,499		242		(2,213)		5,528	3 years

	Ps.	239,149	Ps.	65,950	Ps.	(2,213)	Ps.	302,886

Furniture and equipment net.	Ps.	2,187,592					Ps.	2,152,881

Depreciation expense for the years ended December 31, 2012 and 2011 was Ps. 65,950 and Ps. 64,816, respectively.

The Companies’ lands and buildings guarantee the loans mentioned in Notes 7 and 13 a).

7. Long-term Bank Loans

a) An analysis of long-term bank loans at December 31, 2012 and 2011 is as follows:

	2012		2011
I. Agreement for the assignment of the debt and amendment and restatement of the non-revolving loan agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V. as the assigner of the debt, Proyectos Inmobiliarios TRPlaya, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. This loan bears interest at the London Interbank Offered Rate (LIBOR) plus 5.10%, and matures on June 15, 2016. The loan is USD denominated and is to be repaid in 60 monthly consecutive installments. At December 31, 2012, the outstanding balance under the loan is USD 21,111.	Ps.	274,190	Ps.	329,816
II. Assignment of debt agreement, amendment and restatement of the simple credit agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V., as the transferor of the debt, TRC Leasing & Design, S. de R.L. de C.V. as debtor, subsidiary debtor and borrower, and Banorte as the lending bank. The loan, whose original principal was USD 20,000, bears interest at LIBOR plus 4% and matures on August 15, 2016. The loan is USD denominated and is to be repaid in 62 consecutive monthly installments. At December 31, 2012, the outstanding balance under the loan is USD 9,815.		127,477		168,262
III. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V. as the assigner of the debt,

	2012	2011
Desarrollos Turísticos Greal, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. The loan, whose original principal was USD 29,000, bears interest at LIBOR plus 3.50% and matures on September 15, 2015 and it is to be repaid in 50 consecutive monthly installments. At December 31, 2012, the outstanding balance under the loan is USD 13,050.	169,493	222,960
IV. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V. as the assigner of the debt, TRC Leasing & Design, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. The original amount of the loan was USD 7,500. On September 4, 2012, an additional loan of USD 6,667 was extended, which bears interest at LIBOR plus 5.25% and matures on August 4, 2017 and is to be repaid in 50 consecutive monthly installments. At December 31, 2012, the outstanding balance under this loan is USD 6,490.	84,292	97,851
V. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V., as the assigner of the debt, Desarrolladora Gran Porto, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. The loan, whose original principal was USD 11,000, bears interest at LIBOR plus 3.25% and matures on July 15, 2017 and is to be repaid in 25 consecutive quarterly installments. At December 31, 2012, the outstanding balance under this loan is USD 6,050.	78,577	99,948
VI. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V., as the assigner of the debt, Desarrollos Turísticos Greal, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. The original amount of the loan was USD 6,500. On September 4, 2012 an additional loan of USD 5,778 as extended, which bears interest at LIBOR plus 5.25% and matures on August 4, 2017 and is to be repaid in 59 consecutive monthly installments. At December 31, 2012, the outstanding balance under this loan is USD 5,633.	73,161	84,805
VII. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V. as the assigner of the debt, Proyectos Inmobiliarios TRPlaya, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. The loan, whose original principal was USD 5,000, bears interest at LIBOR plus 4% and matures on April 15, 2016 and is to be repaid in 20 consecutive quarterly installments. At December 31, 2012, the outstanding balance under this loan is USD 2,361.	30,665	40,771
VIII. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V. as the assigner of the debt, Desarrolladora Gran Porto, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. The loan bears interest at LIBOR plus 5.10% and matures on July 15, 2016. The loan is to be repaid in 60 consecutive monthly installments. At December 31, 2012, the outstanding balance under is USD 1,974.	25,638	30,843
IX. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into on July 11, 2011 by and between Inmobiliaria Turística Real, S. de R.L. de C.V. as the assigner of the debt, TRC

	2012		2011
Leasing & Design, S. de R.L. de C.V. as the subsidiary debtor and borrower, and Banorte as the lending bank. The loan, whose original principal was USD 1,281, bears interest at LIBOR plus 3.5% and matures on September 15, 2015 and is to be repaid in one lump sum at the end of the agreement. At December 31, 2012, the outstanding balance under this loan is USD 1,281.		16,637		17,907
X. Agreement for the assignment of debt and amendment and restatement of the non-revolving loan agreement entered into on December 13, 2011, by and between Inmobiliaria Turística Real, S. de R.L. de C.V. as assigner of Compañía Hotelera Gran Caribe Real, S. de R.L. de C.V. as the subsidiary debtor and borrower and Inter National Bank as the lending bank. The loan bears interest at a fixed annual rate equal to 7.50% and matures on December 13, 2016 and is to be repaid in 60 consecutive monthly installments.		—		15,333
XI. On July 11, 2011, Royal Porto, S.A. de C.V. (subsidiary) entered into a current account loan agreement for financing of Ps. 40,000 provided though a checking account (online loan) with Banco Mercantil del Norte, S.A., Institución Banca Múltiple, Grupo Financiero Banorte. This loan bears interest at the Mexican weighted interbank interest rate (TIIE) plus 4%, which is payable monthly. The loan matures on July 11, 2012.		—		18,000
XII. On July 11, 2011, Hotel Gran Caribe Real, S.A. de C.V. (subsidiary) entered into a current account loan agreement for financing of Ps. 20,000 provided though a checking account (online loan) with Banco Mercantil del Norte, S.A., Institución Banca Múltiple, Grupo Financiero Banorte. This loan bears interest at the Mexican weighted interbank interest rate (TIIE) plus 4%, which is payable monthly. The loan matures on July 11, 2012.		—		11,500
XIII. On July 11, 2011, The Royal Cancún, S. de R.L. de C.V. (subsidiary) entered into a current account loan agreement for financing of Ps. 20,000 provided though a checking account (online loan) with Banco Mercantil del Norte, S.A., Institución Banca Múltiple, Grupo Financiero Banorte. This loan bears interest at the Mexican weighted interbank interest rate (TIIE) plus 4%, which is payable monthly. This loan matures on July 11, 2012.		—		11,500
XIV. On July 11, 2011, Riviera Porto Real, S.A. de C.V. (subsidiary) entered into a current account loan agreement for financing of Ps. 20,000 provided though a checking account (online loan) with Banco Mercantil del Norte, S.A., Institución Banca Múltiple, Grupo Financiero Banorte. This loan bears interest at the Mexican weighted interbank interest rate (TIIE) plus 4%, which is payable monthly. This loan matured on July 11, 2012.		—		11,500

		880,130		1,160,996
Current portion of long-term bank loans		(135,437)		(369,739)

	Ps.	744,693	Ps.	791,257

b) Fernando García Zalvidea (shareholder), and the companies Compañia Hotelera Gran Playa Real, S. de R.L. de C.V., BD Real Resorts, S. de R.L de C.V., BD Operadora de Servicios, S.A. de C.V., Club Real Resorts, S.A. de C.V., Tiffanys de Mexico, S.A. de C.V., Arrendamientos y Transportes Turísticos, S.A. de C.V., The Royal Cancun, S.A. de C.V., Hotel Gran Caribe Real, S.A de C.V., Royal Porto, S.A. de C.V., Playa Gran, S. de R.L. de C.V., Gran Design & Factory, S. de R.L. de C.V., Desarrollos Turisticos Greal, S. de R.L. de C.V., Proyectos Inmobiliarios Trplaya, S. de R.L. de C.V. and Inmobiliaria Turistica Real, S. de R.L. de C.V. are or were the joint obligors under all of the above-mentioned loans.

c) Under the loan agreements, Desarrollos GCR, S. de R. L. de C.V., Gran Design & Factory, S. de R. L. de C.V., Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V. and Playa Gran, S. de R. L. de C.V. are obligated to meet certain operating and financial commitments. The Companies’ operating covenants include:

(i) requirement to maintain certain levels of occupancy and gross profit.

(ii) requirement to maintain rates of liquidity, leverage and interests coverage.

(iii) the Companies agree not to have a change in control. This covenant is not applicable for transfers through succession or adjudication by auction. Refer to discussion of a contemplated change in control discussed in Note 14 below, and the subsequent settlement of such loans.

At December 31, 2012 and 2011, the Companies have complied with these covenants.

d) At December 31, 2012, Royal Porto, S.A. de C.V., Riviera Porto Real, S.A. de C.V., The Royal Cancun, S. de R.L. de C.V. and Hotel Gran Caribe Real, S.A. de C.V. have unused lines of credit for a total of Ps.12,000 to overdrafts and Ps. 100,000 to working capital.

e) At December 31, 2012, maturities of more than one year in U.S. dollars and its equivalent to Mexican pesos are as follows:

	(Amounts in thousands)
Year	U.S. dollars	Mexican Pesos
2014	USD10,427	Ps.	135,426
2015	16,057		208,548
2016	20,812		270,306
2017	10,041		130,413

	USD57,337	Ps.	744,693

f) Fair value hierarchy:

The Companies’ valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The following tables present the fair values of the Company’s debt, as well as the input levels used to determine these fair values as of December 31, 2012 and 2011 (in thousands):

	Carrying Value As of December 31, 2012		Fair Value
			Level 1		Level 2		Level 3		Total
Financial liabilities not measured at fair value:
Debt, including current portion:		880,130		—		917,633		—		917,633

Total	Ps.	880,130	Ps.	—	Ps.	917,633	Ps.	—	Ps.	917,633

	Carrying Value As of December 31, 2011		Fair Value
			Level 1		Level 2		Level 3		Total
Financial liabilities not measured at fair value:
Debt, including current portion:		1,160,996		—		1,329,482		—		1,329,482

Total	Ps.	1,160,996	Ps.	—	Ps.	1,329,482	Ps.	—	Ps.	1,329,482

The Company has used a Level 2 methodology to compute the estimated fair value of debt balances at December 31, 2012 and 2011. Specifically, it has used a discounted cash flow of its future debt payments based on its estimate of prevailing market interest rates at the end of each year. As disclosed in note 14, the debt mentioned above was settled on August 12, 2013.

8. Leases

The Companies have entered into various operating lease agreements with related parties for the buildings where its offices are located. The terms of these agreements range from five to ten years, and the amounts of the rents are revised and renewed every year.

The minimum future charges estimated based on current rents, for the following 5 years are:

	2012
2014	Ps.	3,004
2015		3,004
2016		3,004
2017		3,004
2018		3,004

Total	Ps.	15,020

Rent charged to the statement of comprehensive income (loss) under operating leases was Ps. 2,733 in 2012 and Ps. 2,131 in 2011, respectively.

9. Accrued Liabilities

An analysis of accrued liabilities at December 31, 2012 and 2011 is as follows:

	2012		2011
Taxes and withholdings	Ps.	28,204	Ps.	21,772
Sundry creditors		8,347		24,447
Other		7,701		18,503
Bank overdraft		—		17,766

	Ps.	44,252	Ps.	82,488

10. Foreign Currency Balances

a) The financial statements at December 31, 2012 and 2011 include the following U.S. dollar denominated assets and liabilities:

	(Amounts in thousands of U.S. dollars)
	2012		2011
Assets
Cash	USD	649	USD	809
Traven agencies and guests		5,995		5,600
Related parties		—		4,958
Other		86		43

		6,730		11,410

Liabilities
Suppliers		421		715
Accrued liabilities		316		560
Reservation deposits		12,627		12,126
Bank loans		67,765		79,298

		81,129		92,699

Net monetary liability position	USD	(74,399)	USD	(81,289)

b) At December 31, 2012 and 2011, the exchange rates used to translate the above amounts to Mexican pesos were Ps. 12.99 pesos and Ps. 13.98 pesos, respectively, per U.S. dollar. At October 10, 2014, the exchange rate is Ps. 13.3789 pesos per U.S. dollar.

11. Partners’ Capital

An analysis of the Companies’ combined partners’ capital as of December 31, 2012 and 2011 is as follows:

	2012		2011
BD Real Resorts, S. de R.L. de C.V. and subsidiaries	Ps.	232,828	Ps.	50
Gran Design & Factory, S. de R.L. de C.V.		248,583		249,883
Playa Gran, S. de R.L. de C.V.		142,444		145,444
Desarrollos GCR, S. de R.L. de C.V.		371,878		371,878
Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V.		351,387		351,387

	Ps.	1,347,120	Ps.	1,118,642

BD Real Resorts, S. de R.L. de C.V. and subsidiaries

a) The Company’s partnership capital is variable with an authorized fixed minimum of Ps. 50 (nominal amount).

At an ordinary partners meeting held on February 28, 2012, the partners agreed to increase the variable portion of the Company’s partnership capital by Ps. 232,778 which was funded through the offsetting of the Company’s debt with Compañía Hotelera Gran Playa Real S. de R.L. de C.V.; therefore, at December 31, 2012, the Company’s variable partnership capital is Ps. 232,778 (nominal amount). The Company’s total partnership capital is represented by 2 common registered partnership interest issued and outstanding with nominal amount of Ps. 232,827 and Ps. 1, respectively.

b) Capital increase in subsidiaries

2012

At an extraordinary partners’ meeting held on February 28, 2012, the partners agreed to increase the variable portion of partnership capital of Hotel Gran Caribe Real, S.A. de C.V. (subsidiary) by Ps. 147,192 which was funded through the offsetting of the Company’s debt with BD Real Resorts, S. de R.L. de C.V.

At an extraordinary partners’ meeting held on February 28, 2012, the partners agreed to increase the variable portion of partnership capital of Riviera Porto Real, S.A. de C.V. (subsidiary) by Ps. 16,054 which was funded through the offsetting of the Company’s debt with BD Real Resorts, S. de R.L. de C.V.

At an extraordinary partners’ meeting held on February 28, 2012, the partners agreed to increase the variable portion of partnership capital of Royal Cancún, S. de R.L. de C.V. (subsidiary) by Ps. 69,532 which was funded through the offsetting of the Company’s debt with BD Real Resorts, S. de R.L. de C.V.

As a result of the partnership capital increases mentioned above, BD Real Resorts, S. de R.L. de C.V. increased its share on its subsidiaries from 99.50% to 99.99%. The non-controlling parties did not participate on these transactions, and accordingly, the non-controlling interest was remeasured and gave rise to an effect of Ps. 1,165, which was recorded in partners’ capital as deficit from business acquisition.

2011

At an extraordinary shareholders’ meeting of Hotel Gran Caribe Real, S.A. de C.V. held on August 30, 2011, the shareholders resolved to admit BD Real Resorts, S. de R.L. de C.V. as a new shareholder through a capital contribution of Ps. 100.

At an extraordinary shareholders’ meeting of Riviera Porto Real, S.A. de C.V. held on August 30, 2011, the shareholders resolved to admit BD Real Resorts, S. de R.L. de C.V. as a new shareholder through a capital contribution of Ps. 100.

At an extraordinary shareholders’ meeting of Royal Porto, S.A. de C.V. held on August 30, 2011, the shareholders resolved to admit BD Real Resorts, S. de R.L. de C.V. as a new shareholder through a capital contribution of Ps. 100.

At an extraordinary partners’ meeting of The Royal Cancún, S. de R.L. de C.V. held on August 31, 2011, the partners resolved to admit BD Real Resorts, S. de R.L. de C.V. as a new partner through a capital contribution of Ps. 100.

At an extraordinary shareholders’ meeting of Playa del Carmen Real, S.A. de C.V. held on November 30, 2011, the shareholders resolved to admit BD Real Resorts, S. de R.L. de C.V. as a new shareholder through a capital contribution of Ps. 100.

These capital increases are considered transactions under common control, and gave rise to an effect of Ps. 49,848, which was recorded in partners’ capital under the pooling method, accordingly the retained losses were recognized in the retained earnings of BD Real Resorts, S. de R. L. de C.V. (See Note 1i).

Playa Gran, S. de R.L. de C.V.

The Company’s partnership capital is variable with an authorized fixed minimum of Ps. 6 (nominal amount).

c) At a regular partners’ meeting held on June 1, 2012, it was agreed to decrease the company’s variable partnership capital by Ps. 3,000.

d) At a regular partners’ meeting held on January 24, 2011, it was agreed to decrease the company’s variable partnership capital by Ps. 17,000.

e) At a regular partners’ meeting held on August 4, 2011, the partners agreed to decrease the Company’s variable partnership capital by Ps. 126,574, which will be funded through the offsetting of the Company’s debt with Inmobiliaria Turística Real S. de R.L. de C.V., and the remaining Ps. 9,973.

f) At a regular partners’ meeting held on December 26, 2011, it was agreed to decrease the company’s variable partnership capital by Ps. 14,250.

Gran Design & Factory, S. de R.L. de C.V.

The Company’s partnership capital is variable with an authorized fixed minimum of Ps. 6 (nominal amount).

g) At a regular partners’ meeting held on June 1, 2012, it was agreed to decrease the Company’s variable partnership capital by Ps. 1,300.

h) At a regular partners’ meeting held on January 26, 2011, it was agreed to decrease the Company’s variable partnership capital by Ps. 33,000.

i) At a regular partners meeting held on May 13, 2011, the partners agreed to decrease the Company’s variable partnership capital by Ps. 281,091, which will be funded through the offsetting of the Company’s debt with Inmobiliaria Turística Real, S. de R.L. de C.V. and the remaining Ps. 33,155.

Inmobiliaria y Proyectos TRPlaya, S. de R.L. de C.V.

The Company’s partnership capital is variable with an authorized fixed minimum of Ps. 6 (nominal amount).

j) At a regular partners’ meeting held on August 5, 2011, the partners agreed to decrease the Company’s variable partnership capital by Ps. 373,932, which will be funded through the offsetting of the Company’s debt with Inmobiliaria Turística Real, S. de R.L. de C.V. and the remaining Ps. 52,105.

Desarrollos GCR, S. de R.L. de C.V.

The Company’s partnership capital is variable with an authorized fixed minimum of Ps. 6 (nominal amount).

k) At a regular partners’ meeting held on August 2, 2011, the partners agreed to decrease the Company’s variable partnership capital by Ps. 302,491, which will be funded through the offsetting of the Company’s debt with Inmobiliaria Turística Real, S. de R.L. de C.V. and the remaining Ps. 31,589.

l) In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the value of partnership capital. At December 31, 2012 and 2011, the Companies have no legal reserve.

The Mexican Income Tax Law establishes that dividends declared from income on which corporate income tax has already been paid shall not be subject to further taxation; therefore, taxable income must be controlled in a so-called Net taxed profits account (“CUFIN”). Any distribution of earnings in excess of the CUFIN account balance will be subject to taxation at the enacted income tax rate at the time dividends are paid.

In accordance with the Mexican Income Tax Law, capital contributions and net stock premiums paid by the shareholders, as well as reductions in capital must be controlled in an account so-called Restated contributed capital account (“CUCA”). Such account must be restated with the inflation from the date on which the capital injections were made until the date on which the reductions were made. Reductions in capital in excess to the balance of the CUCA, shall be subject to the payment of taxes in the terms of the Mexican Income Tax Law. The difference should be recognized as a distributed profit, which will be subject to taxation, payable by the Companies, at the enacted Income Tax rate applicable to that date.

12. Income taxes (as restated; see Note 1)

Each of the Companies filed its own separate income tax returns in Mexico. Although a common control restructuring occurred during 2012, as discussed in Note 1, it is expected that the Companies continue to file tax returns on a separate entity basis and it is not expected to qualify, nor apply for consolidated treatment in Mexico.

a) The Mexican Federal Internal Revenue Act for fiscal year 2013 establishes that the corporate income tax rate will be 30%. In addition, the law includes changes to the income tax rate that will take effect as of 2014, as follows:

i) for 2014 the rate will be 29%

ii) for 2015 and succeeding years the rate will be 28%

b) Current-year flat-rate business tax (“FRBT”) is computed by applying the 17.5% rate to income determined on the basis of cash flows, net of authorized credits.

FRBT credits result mainly from the negative FRBT base to be amortized (deductions that exceed revenues), salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in an FRBT credit, which may be applied against FRBT payable in the next ten years.

c) An analysis of taxes on profits charged to the statement of comprehensive income (loss) for the years ended December 31, 2012 and 2011 is as follows:

	2012		2011
Current year income tax	Ps.	20,723	Ps.	23,088
Deferred income tax (benefit)		4,540		(1,990)
Tax contingencies provision (Note 13 e)		27,082		29,244
Current year FRBT		36		45

	Ps.	52,381	Ps.	50,387

d) An analysis of deferred taxes shown in the balance sheet at December 31, 2012 and 2011 is as follows:

	2012		2011
Deferred tax assets
Property, furniture and equipment	Ps.	210,317	Ps.	193,256
Tax loss carry forward		44,962		214,848
Reservation deposits		70,960		52,357
Provisions		4,117		7,268

		330,356		467,729

Deferred tax liabilities
Prepaid expenses		5,078		2,914
Advances to suppliers		1,226		—
Other		82		—

		6,386		2,914

Less: Valuation allowance		36,236		172,541

Deferred tax asset, net	Ps.	287,734	Ps.	292,274

A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Companies for financial reporting purposes, for the year then ended December 31, 2012 and December 31, 2011, is as follows:

	2012		2011
Income before taxes on profits	Ps.	459,286	Ps.	1,585
Permanent differences:
Annual inflation adjustment		82,737		82,101
Effect of inflation on tax depreciation		(10,743)		(12,749)
Non-deductible expenses		7,400		1,680

		538,680		72,617
Statutory income tax rate		30%		30%

		161,604		21,785
Utilization of net operating loss carryforwards		(136,305)		(642)

Subtotal		25,299		21,143
Plus tax contingencies provision		27,082		29,244

Total income tax	Ps.	52,381	Ps.	50,387

Effective income tax rate		11.4%		317.9%

e) An analysis of the Companies’ available tax loss carry forward at December 31, 2012 is as follows:

	Amount		Year of expiration
2006	Ps.	3,229	2016
2008		4,413	2018
2009		8,012	2019
2010		57,521	2020
2011		70,534	2021
2012		6,166	2022

	Ps.	149,875

Of the Ps. 149,875 detailed above, a total of Ps. 17,185 relates to BD Real Resorts, S. de R.L. de C.V., Ps. 103,325 relates to Hotel Gran Caribe Real, S.A. de C.V. and Ps. 29,365 relates to The Royal Cancún, S. de R.L. de C.V.

f) As of December 31, 2012 it has the following combined tax accounts:

	Amount
Restated contributed capital account (CUCA)	Ps.	1,869,772
Net taxed profits account (CUFIN)		415,255

13. Contingencies and Commitments

a) On December 13, 2011, Arrendamientos y Transportes Turísticos, S.A. de C.V. (a related party that performed transport services to hotel guests up to 2011) entered into a non-revolving loan agreement for financing of USD 13,158 thousand with Inter National Bank and BD Operadora de Servicios, S.A. de C.V:, BD Real Resorts, S. de R.L. de C.V. and Compañía Hotelera Gran Playa Real, S. de R.L. de C.V. BD Real Resorts, S. de R.L. de C.V. is a joint guarantor and co-signer of this loan. Therefore, the land and buildings owned by Desarrollos CGR, S. de R.L. de C.V., Grand Design & Factory, S. de R.L. de C.V., Proyectos Inmobiliarios TRPlaya, S. de R.L. de C.V. and Playa Gran, S. de R.L. de C.V. are part of the mortgage guarantees. No liability has been recorded in the accompanying combined balance sheet related to this guarantee. The borrowing agreement matures on September 15, 2015.

b) In conformity with current Mexican tax law, the Company’s income tax returns are open to review by the authorities for a period of five years from the date they are filed.

c) In conformity with the Income Tax Law, entities that carry out transactions with related parties are subject to tax limitations and obligations with respect to the determination of the prices charged, since such prices should be similar to the prices that would have been used with or between independent parties in comparable transactions. For this reason, at December 31, 2012, the Companies carried out a transfer pricing study to evaluate the appropriateness of its intercompany pricing. This study is open to review by the tax authorities for a period of five years.

d) On December 1, 2012, enacted changes made to the Mexican Federal Labor Law that came into effect. These changes could have an effect on the Company’s financial position. The effects of these changes may vary from a disclosure in the financial statements to the recognition of a liability for employee profits sharing or other liabilities related to employee benefits. As explained before, the Companies do not have employees and received administrative services from third parties, as disclosed in f) below. At December 31, 2012, the Companies have evaluated what effects the reforms may have on its financial information and have concluded that they have no effect at December 31, 2012. However, this situation may change in the future and so the Companies will continue assessing the effects of the changes to the law in the years to come.

e) Tax Contingency

During December 2007 the companies i) Playa Gran, S de R.L. de C.V., ii) Desarrollos GCR, S. de R.L. de C.V., iii) Gran Design & Factory, S. de R.L. de C.V. and iv) Inmobiliaria y Proyectos TRPlaya., S. de R.L. de C.V., acquired the usufruct of the hotels facilities known as Gran Porto Real, Gran Caribe Real, The Royal Cancún y Royal Playa del Carmen, respectively. The companies deducted this investment as the acquisition of a new asset. Due to the uncertainty regarding this deduction, the Companies recognized a provision for the uncertain tax position.

During fiscal year 2011, the tax authorities started a tax review for Playa Gran, S. de R.L. de C.V. (for the fiscal year 2008) y Desarrollos GCR, S. de R.L. de C.V. (for the fiscal year 2009) which included the FBRT. Derived from this reviews, the tax authorities rejected the deductions mentioned in the previous paragraph in November 2012 for Playa Gran, S. de R.L. de C.V. in the amount of Ps.153,187; and for Desarrollos GCR, S. de R.L. de C.V. in March 2013 for the amount of Ps.298,443. During 2013, the companies filed legal proceedings that are still in process.

During fiscal year 2012, the tax authorities started a tax review for Inmobiliaria y Proyectos TRPlaya, S. de R. L. de C.V., S.de R.L de C.V. and Gran Design & Factory, S.de R.L de C.V. for fiscal year 2008.

The roll forward of this provision is as follows:

Balance at December 31, 2010	Ps.	58,009
Increase for the year(1)		29,244

Balance at December 31, 2011		87,253
Increase for the year(1)		27,082

Balance at December 31, 2012	Ps.	114,335

(1)	The increase for the year corresponds to the accrued tax interest for the year.

f) Personnel service agreements

Royal Porto, S.A. de C.V., the Royal Cancun, S. de R.L. de C.V., Riviera Porto Real, S.A. de C.V., and Hotel Gran Caribe Real, S.A. de C.V., entered a contract with Prestadora de Servicios Lagunacorp, S.A. de C.V., in which the latter is obligated to provide the staffing necessary for the Companies´ operational requirements to perform its business activities. The payment is calculated based on a 3.5 % markup on the provider costs and reimbursable expenses. The duration of the contract is for an indefinite period.

The Royal Cancun, S. de R.L. de C.V., Riviera Porto Real, S. A. de C.V., and Hotel Gran Caribe Real, S. A. de C.V., entered a contract with Servicios Administrativos Costi, S.A. de C.V., in which the latter is obligated to provide the staffing necessary for the Companies’ operational requirements to perform its business activities. The payment is calculated based on a 3.5 % markup on the provider costs and reimbursable expenses. The duration of the contract is for an indefinite period.

Neither with Prestadora de Servicios Lagunacorp, S.A. de C.V. or Servicios Administrativos Costi, S.A. de C.V. were included in the sale of common control entities discussed in Note 14 below.

14. Subsequent events

On August 12, 2013, the Companies’ ultimate shareholder, the Companies, and Playa Hotels & Resorts B.V., Playa H&R Holdings B.V. and Playa Resorts Holding B.V. (altogether Playa), completed a transaction whereby Playa Hotel & Resorts B.V. acquired the Companies. At the date of this transaction, the bank loans disclosed in note 7 were settled.

Pursuant to the acquisition agreement discussed above, Playa also committed to purchase an airplane from the selling shareholder of the Companies for $7.5 million shortly after the closing of the acquisition. Playa purchased this airplane in November 2013 and subsequently sold the airplane in January 2014. Because the airplane is not owned by or related to the acquired resorts, is not itself a business, and has already been sold, it has been excluded from these combined financial statements for the periods presented herein.

Pursuant to the acquisition agreement discussed above, Playa also committed to pay the selling shareholder of the Companies certain amounts related to outstanding recoverable value-added tax (VAT) receivables. Those receivables are disclosed in Note 3.

During early 2013 the Company entered into a forward contract for USD 17,000 to hedge the exposure of exchange rate on its debt instruments. This instrument was later settled in August 2013.

On November 15, 2013, the re-branding of The Royal Cancun as Hyatt Zilara Cancun was completed.

On July 9, 2014, the Companies received a favorable judgement, in the ultimate instance, with respect to the tax contingency mentioned in Note 13(e) related to Playa Gran, S. de R.L. de C.V., for the review of the 2008 tax year. As a result of the expiration of the time period available to the tax authorities to continue their challenge of the position of the Companies, their original claims against Playa Gran, S. de R.L. de C.V. were declared null and void.

15. Differences between Mexican FRS and U.S. GAAP

As discussed in Note 1, the combined financial statements of the Company are prepared in accordance with Mexican FRS. Mexican FRS differs in certain significant respects from U.S. GAAP . The following information provides differences between Mexican FRS and U.S. GAAP as it applies to presentation, classification and disclosures.

A reconciliation of the reported net and comprehensive income (loss) and partners’ capital (deficit) to U.S. GAAP is provided below:

Reconciliation of partners’ capital (deficit):	2012	2011
Partners’ capital (deficit) reported under Mexican FRS as of December 31	Ps. 573,006	Ps. (62,377)
Capitalized interest under U.S. GAAP, see (b) below	85,046	87,548
Deferred income tax impact of capitalized interest (see (e) below)	(25,514)	(26,264)

Partners’ capital (deficit) under U.S. GAAP as of December 31:	Ps. 632,538	Ps. (1,092)

Reconciliation of net and comprehensive income:
Net and comprehensive income (loss) reported under Mexican FRS	Ps. 406,905	Ps. (48,802)
Depreciation of capitalized interest under U.S. GAAP, see (b) below	(2,502)	(2,502)
Deferred income tax impact of capitalized interest (see (e) below)	751	751

Net and comprehensive income under U.S. GAAP for the year ended December 31	Ps. 405,153	Ps. (50,554)

a) Price-Level Adjusted Financial Statements :

The accompanying combined Mexican FRS financial statements include the effects of inflation recognized through December 31, 2007, as required by Mexican FRS through that date.

Beginning January 1, 2008, the Companies adopted Mexican FRS B-10 (“NIF”), Effects of Inflation, under which they discontinued the recognition of the effects of inflation in its Mexican FRS financial statements, since Mexico is not considered inflationary economic environment, as defined by NIF B-10, and does not restate financial statements into constant pesos. Therefore, the combined financial statements as of and for the years ended December 31, 2012, and 2011 include balances and transactions denominated in Mexican pesos of different purchasing power.

U.S. GAAP requires financial statements to be prepared on a nominal cost basis. However, the Company considers that the presentation of price-level is a more meaningful presentation than historical cost-based financial reporting. Accordingly, the Companies apply the accommodation provided by the SEC, whereby the effects of applying price-level accounting are not eliminated in the reconciliation to U.S. GAAP when those price-level financial statements are a more meaning presentation. Consequently, the Companies are not required to reconcile the inflation effects recognized through December 31, 2007, prior to the adoption of NIF B-10, in the combined financial information presented in the accompanying Mexican FRS financial statements.

b) Capitalized interest

U.S. GAAP requires the capitalization of financing costs on qualifying assets, such as the construction of the hotels owned by the Companies. This accounting was optional for Mexican FRS purposes during the periods in which the hotels were under construction. The Companies did not record any capitalized interest in their Mexican FRS financial statements. Therefore, the effect of capitalizing interest on the Companies’ partners’ capital and net and comprehensive income are reconciled herein.

c) Presentation of the Statement of Comprehensive Income (Loss)

SEC Regulation S-X Rule 5.02 requires reporting entities to classify expenses in the income statement based on function with certain line items being required

The following presents the Combined Statements of Comprehensive Income (Loss) under U.S. GAAP (amounts in thousands of Mexican Pesos):

	For the year ended
	December 31
	2012		2011
Revenue
Package	Ps.	1,523,524	Ps.	1,328,277
Non-Package		123,146		112,358

Total Revenue		1,646,670		1,440,635
Direct and selling, general and administrative expenses
Direct		521,229		491,364
Selling, general and administrative expense		655,988		643,259
Depreciation		68,453		67,318

Total Direct and selling, general and administrative expenses		1,245,670		1,201,941

Operating Income		401,000		238,694
Interest income		31,919		21,907
Interest expense		(96,531)		(97,901)
Exchange gain, net		87,983		(189,014)
Other expenses, net		5,330		(3,847)

Income (loss) before taxes on profits		429,701		(30,161)
Taxes on profits		24,548		20,391

Combined comprehensive income (loss)	Ps.	405,153	Ps.	(50,554)

d) Cash flow information:

The combined statements of cash flows prepared in accordance with Mexican FRS for the years ended December 31, 2012 and 2011 present substantially the same information as that required under U.S. GAAP as interpreted by ASC 230 “Statement of Cash Flows,” except for the following differences:

•	Under Mexican FRS, the statements begins with pre-tax income, while U.S. GAAP would require the statement to begin with net income.

•	Under Mexican FRS Interest collected from related parties is classified within investing activities, under U.S. GAAP interest collected from related parties is classified within operating activities.

•	Under Mexican FRS Interest paid is generally classified in financing activities under U.S. GAAP interest paid is classified within operating activities.

The following presents the Combined Statements of Cash Flows under U.S. GAAP (amounts in thousands of Mexican Pesos):

	For the year ended December 31,
	2012		2011
Operating activities
Combined net and comprehensive income (loss).	Ps.	405,153	Ps.	(50,554)
Items not affecting cash flows:
Depreciation		68,453		67,318
Gain on sale of property, furniture and equipment		(1,156)		(14)
Interest expense		69,449		68,657
Interest income		(31,919)		(21,907)
Exchange (gain) loss, net		(80,021)		165,827
Changes in operating assets and liabilities:
Accounts receivable:
Travel agencies and guests		(8,614)		(23,196)
Related parties		266,692		(114,273)
Other		5,758		14,361
Inventories		827		3,228
Prepaid expenses		(2,576)		391
Other assets		7,978		(8,177)
Suppliers		7,415		(763)
Related parties		(117,120)		(168,619)
Reservation deposits		64,071		19,916
Accrued liabilities		13,394		53,157
Exclusivity deposits		(5,844)		8,127
Income tax paid		(20,759)		(11,654)
Interest collected with related parties		31,919		31,446
Interest paid		(69,449)		(68,657)

Net cash flow provided by (used in) operating activities		603,651		(35,386)

Investing activities
Purchase of property, furniture and equipment	Ps.	(33,750)	Ps.	(44,681)
Proceeds from the sale of property, furniture and equipment		3,668		711
Cash paid for acquisition of subsidiaries under common control		—		(500)

Net cash flow provided by (used in) investing activities		(30,082)		(44,470)

Financing activities
Proceeds from loans from related parties	Ps.	148,298	Ps.	316,866
Repayments of loans to related parties		(489,566)		(53,950)
Proceeds from bank loans		—		52,500
Repayments of borrowings		(200,845)		(45,976)
Decrease in partnership capital		(4,300)		(191,072)

Net cash flow (used in) provided by financing activities		(546,413)		78,368

Net increase (decrease) in cash	Ps.	27,156	Ps.	(1,488)
Cash at beginning of year		11,504		12,992

Cash at end of year	Ps.	38,660	Ps.	11,504

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	Ps	69,449	Ps	68,657
Income taxes	Ps	20,759	Ps	11,654

e) Income taxes

Under Mexican FRS, the Companies recognize income taxes based on NIF D-4, Income Taxes, which requires the application of a methodology similar to U.S. GAAP. The deferred tax adjustments required to reconcile net and comprehensive income and partners’ capital under Mexican FRS to U.S. GAAP as of and for the years ended December 31, 2012 and 2011 result from the capitalization of interest discussed in Note (b) above.

A reconciliation of the net deferred income tax asset from Mexican FRS to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31 were as follows:

	2012	2011
Net deferred income tax asset under Mexican FRS	Ps. 287,734	Ps. 292,274
Effect of capitalization of interest	(25,514)	(26,264)

Net deferred income tax asset under U.S. GAAP	Ps. 262,220	Ps. 266,010

Additionally, in a classified balance sheet under U.S. GAAP, an entity is required to separate deferred tax assets and liabilities based on current and non-current amounts. Under Mexican FRS, net deferred tax amounts are presented as non-current in nature.

Presented below is a table that reflects U.S. GAAP classification of such amounts:

	2012		2011
Deferred tax assets
Property, furniture and equipment	Ps.	184,803	Ps.	166,992
Tax loss carry forward		8,726		214,848
Less: valuation allowance		—		(172,541)
Reservation deposits long term		14,896		10,128

Deferred tax assets long term (U.S. GAAP)		208,425		219,427

Reservation deposits short term		56,064		42,229
Provisions		4,117		7,268

Deferred tax assets short term (U.S. GAAP)		60,181		49,497

Total Deferred tax assets		268,606		268,924

Deferred tax liabilities
Prepaid expenses		5,078		2,914
Advances to suppliers		1,226		—
Other		82		—

Deferred tax liabilities short term (U.S. GAAP)		6,386		2,914

Deferred tax asset, net (under Mexican FRS)	Ps.	262,220	Ps.	266,010

A roll-forward of the valuation allowance for deferred tax assets under U.S. GAAP for the years ended December 31, 2012 and 2011 is as follows:

	Beginning Balance January 1, 2012		Utilization of NOL’s		Reversals		Ending Balance December 31, 2012
Valuation Allowance	Ps.	(172,541)	Ps.	(136,305)	Ps.	(36,236)	Ps.	—

	Beginning Balance January 1, 2011		Utilization of NOL’s		Reversals		Ending Balance December 31, 2011
Valuation Allowance	Ps.	(14.682)	Ps.	—	Ps.	(157,859)	Ps.	(172,541)

As a result of a common control transaction that occurred in 2012, certain tax loss carry-forwards may no longer be available. For U.S. GAAP purposes, these amounts have been reflected as a reduction of both the tax loss carry-forward balance and also the valuation allowance, resulting in the “reversals” of Ps. 36,236 in the table above.

The Company has recorded increases in provisions for uncertain tax positions of Ps. 27,982 and Ps 29,244 during the years ended December 31, 2012 and 2011 respectively (see Note 13(e). Increases are attributable to interest costs on previously accrued balances. In its Mexican FRS financial statements these amounts have been recorded as a component of income tax expense. Under U.S. GAAP, these amounts would traditionally be recorded as a component of interest expense. This difference has no impact on the reported amounts of net income, comprehensive income or partners’ capital for any of the periods presented.

f) Impact of Recently Issued Accounting Standards

Recently issued accounting pronouncements pending adoption

In February 2013, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update No. 2013-02 (“ASU 2013-02”) “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments in this Update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013. The Companies are currently analyzing the impact of this ASU on its U.S. GAAP financial information but do not anticipate a material impact as they do not have any other comprehensive income items.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11 (“ASU No. 2013-11”), “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The guidance states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or a tax credit carryforward to the extent that, among others, the tax law of the applicable jurisdiction allows for the use of such tax assets to settle any additional income taxes that would result from the disallowance of a tax position. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2014. Early adoption is permitted. The Companies are currently assessing the impact of this standard on the classification of their provision for uncertain tax benefits.

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09’), Revenue from Contracts with Customers. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Companies have yet to evaluate the impact that this new guidance might have on its combined financial statements.

Recently adopted Accounting Standards

In December 2011, FASB released Accounting Standards Update No. 2011-10 (“ASU 2011-10”), “Property, Plant and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification” (a consensus of the FASB Emerging Issues Task Force). ASU 2011-10 clarifies when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance for Real Estate Sales (Subtopic 360-20). The adoption of this standard did not have any impact on the Companies’ combined financial information under U.S. GAAP.

In July 2012, the FASB released Accounting Standards Update No. 2012-02 (“ASU 2012-02”), Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance in ASU 2012-02, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The adoption of this standard did not have any impact on the Companies’ combined financial information under U.S. GAAP.

In February 2013, the FASB released Accounting Standards Update No. 2013-02 (“ASU 2013-02”), Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (loss) by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The provisions of ASU 2013-02 are effective for reporting periods beginning after December 15, 2012. As explained above, during 2012 and 2011 the Company had no other comprehensive income items, and accordingly, the adoption of ASU 2013-02 resulted in no additional disclosures within this U.S. GAAP reconciliation note.

In July 2013, the FASB released Accounting Standards Update No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists (a consensus of the FASB Emerging Issues Task Force). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of the an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward. The provisions of ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company has yet to adopt this standard, and as disclosed in the notes to these financial statements the Companies have both uncertain tax provision accruals and net operating loss carry-forwards. The Company has yet to quantify the specific impact that the ultimate adoption of this standard will have on its U.S. GAAP financial information.

[INSERT INSIDE COVER IMAGE]

Through and including                 , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                 Shares

PLAYA HOTELS & RESORTS B.V.

Ordinary Shares

PROSPECTUS

BofA Merrill Lynch

Deutsche Bank Securities

                , 2014

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Under Dutch law, indemnification provisions may be included in our articles of association and accordingly our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner that reasonably could be believed to be in or not opposed to our best interests. In addition, upon the completion of this offering, we expect to enter into indemnification agreements with our directors and officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

We were formed in March 2013. Since the date of our formation, we have issued the securities listed in the table below. Each of the issuances were made in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

Ordinary Shares

Date of sale or issuance	Purchaser	Number of shares	Price per share	Price total
8/13/2013	Cabana Investors B.V.	33,845,251	$8.00	$270,762,000
8/13/2013	Playa Four Pack, L.L.C.	2,160,636	$8.00	$17,285,000
8/13/2013	PHR Investments S.a.r.l.	7,128,636	$8.00	$57,029,000
8/13/2013	Bancaja Participaciones, S.L. (Bankia)	4,145,798	$8.00	$33,166,000
8/13/2013	Marathon Playa (BEL) SPRL	1,964,939	$8.00	$15,720,000
8/13/2013	Bruce D. Wardinski	2,092,240	$8.00	$16,737,000
8/9/2013	HI Holdings Playa B.V.	14,285,714	$7.00	$100,000,000

Preferred Shares

Date of sale or issuance	Purchaser	Number of shares	Price per share	Price total
8/9/2013	HI Holdings Playa B.V.	26,785,714	$8.40	$225,000,000
8/13/2013	Compañia Hotelera Gran Playa Real S. de R.L. de C.V.	5,952,380	$8.40	$50,000,000

Debt Financing (Senior Notes due 2020)

Date of sale or issuance	Purchaser	Price total
8/9/2013	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$120,000,000
8/9/2013	Deutsche Bank Securities Inc.	$120,000,000
8/9/2013	Credit Suisse Securities (USA) LLC	$30,000,000
8/9/2013	Goldman, Sachs & Co.	$30,000,000
2/14/2014	Capital World Investors	$20,000,000
2/14/2014	Columbia Management Investment Advisers, LLC	$15,000,000
2/14/2014	T. Rowe Price Associates, Inc.	$10,000,000
2/14/2014	BlackRock Financial Management	$5,000,000
2/14/2014	Fidelity Management and Research Corporation	$5,000,000
2/14/2014	Lord Abbett & Company	$5,000,000
2/14/2014	Mackay Shields	$5,000,000
2/14/2014	Janus Capital Corporation	$3,000,000
2/14/2014	Nomura Corporate Research Asset Management Inc.	$2,000,000
2/14/2014	Standard Life Investments Ltd	$1,200,000
2/14/2014	Eaton Vance Management	$1,000,000
2/14/2014	Logan Circle Partners LP	$1,000,000
2/14/2014	Massachusetts Financial Services Company	$200,000
2/14/2014	Mackenzie Finan Corp	$200,000
2/14/2014	Morgan Stanley Investment Management, Inc.	$200,000
2/14/2014	Newfleet Asset Management LLC	$200,000
2/14/2014	Octagon Securities LLC	$200,000

Item 16.	Exhibits and Financial Statements Schedules.

(a) Financial Statements

See page F-1 for an index of the financial statements included in this Registration Statement on Form S-1.

(b) Financial Statement Schedules

Schedule I—Condensed Financial Information of Registrant	S-1

Schedules other than that listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(c) Exhibits

The list of exhibits attached hereto is incorporated by reference.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fairfax, state of Virginia, on             , 2014.

PLAYA HOTELS & RESORTS B.V.

By:
Bruce Wardinski
Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Omar Palacios and David Camhi, and each of them, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the ordinary shares under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his or her substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: , 2014	By:
Bruce Wardinski Chairman and Chief Executive Officer (Principal Executive Officer)

Date: , 2014	By:
Omar Palacios (Principal Financial Officer and Principal Accounting Officer)

Date: , 2014	By:
Stephen G. Haggerty Director

Date: , 2014	By:
Daniel J. Hirsch Director

Date: , 2014	By:
Hal Stanley Jones Director

Date: , 2014	By:
Stephen L. Millham Director

Date: , 2014	By:
Myles F. McGourty Director

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Balance Sheet

($ in thousands)

As of December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$19,506
Intercompany receivables from subsidiaries	9,797
Prepayments and other assets	35

Total current assets	29,338

Non-current assets
Investment in subsidiaries	565,278

Total non-current assets	565,278

Total assets	$594,616

LIABILITIES, CUMULATIVE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables	$50
Intercompany payables to subsidiaries	3,766

Total current liabilities	3,816

Total liabilities	$3,816

Cumulative redeemable preferred shares	276,627
Total shareholders’ equity	314,173

Total liabilities, cumulative redeemable preferred shares and shareholders’ equity	$594,616

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Statement of Operations

($ in thousands)

From March 28, 2013 (Inception) to December 31, 2013
Selling, general and administrative expenses	$49

Operating loss	(49)

Interest income	56
Interest expense	(89)

Net loss before equity in net loss of subsidiaries	(82)

Equity in net loss of subsidiaries	(26,259)

Net loss	$(26,341)

Accretion and dividends of cumulative redeemable preferred shares	(13,380)

Net loss available to ordinary shareholders	$(39,721)

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Statement of Cash Flows

($ in thousands)

From March 28, 2013 (Inception) to December 31, 2013
OPERATING ACTIVITIES:
Net loss	$(26,341)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net loss of subsidiaries	26,259
Changes in operating assets and liabilities
Trade and other receivables	(56)
Trade payables and other payables	138

Net cash provided by operating activities	$—

INVESTING ACTIVITIES:
Investment in Subsidiaries	(312,727)
Intercompany receivables	(3,000)

Net cash used in financing activities	(315,727)

FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	100,000
Proceeds from issuance of cumulative redeemable preferred shares	218,000
Cash received from Prior Parent	13,593
Proceeds from issuance of intercompany loans	3,640

Net cash provided by financing activities	335,233

INCREASE IN CASH AND CASH EQUIVALENTS	19,506

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	—

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$19,506

SUPPLEMENTAL DISCLOSURES OF FINANCING ACTIVITIES
Ordinary shares issued for the Formation Transactions	$410,700
Cumulative redeemable preferred shares issued	$7,000
Cumulative redeemable preferred shares issued for acquisition	$50,000
Accretion of issuance costs and discount on cumulative redeemable preferred shares	$2,278
Non-cash PIK Dividends	$11,102

The accompanying notes are an integral part of these condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Playa Hotels & Resorts B.V.

(Parent Company)

Notes to Condensed Financial Statements

1. Background and basis of presentation

Playa Hotels & Resorts B.V. was incorporated as a private limited liability company in the Netherlands on March 28, 2013.

Concurrent with the Formation Transactions, Playa Hotels & Resorts B.V. (“Playa”) or (the “Company”) became the parent company (holding) of Playa’s portfolio through its only and wholly-owned subsidiary Playa Resorts Holding B.V. See Note 1 of the Company’s combined and consolidated financial statements included elsewhere in this filing for more information about the Formation Transactions. When presenting parent company financial statements, the Company accounts for its investment in subsidiaries using the equity method of accounting.

These condensed parent company financial statements have been presented from March 28, 2013 (inception) to December 31, 2013. The results of the underlying hotel operations have not been presented for periods prior to our Formation Transactions, as they were not attributable to the Company until such date.

These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X, as the restricted net assets of Playa Resorts Holding B.V. and its subsidiaries exceed 25% of the consolidated net assets of Playa Hotels & Resorts B.V. and its subsidiaries. This information should be read in conjunction with the Company’s consolidated financial statements included elsewhere in this filing.

2. Restricted net assets of subsidiaries

Certain of the Company’s subsidiaries have restrictions on their ability to pay dividends or make intercompany loans and advances pursuant to their financing arrangements. The amount of restricted net assets the Company’s subsidiaries held at December 31, 2013 was approximately $565.3 million. Such restrictions are on net assets of Playa Resorts Holding B.V. and its subsidiaries.

3. Transactions with related parties

Loan Receivable

On August 19, 2013, the Company entered into a $3.0 million short-term loan with BD Real Resorts S. de R.L. de C.V., due August 18, 2014. The loan bears 5.0% interest collectible at maturity.

Loan Payable

On August 13, 2013, the Company entered into a $3.6 million short-term loan with Playa H&R Holdings B.V., due August 12, 2014. The loan bears 4.5% interest payable at maturity.

4. Commitments, contingencies, preferred shares and long-term obligations

The legal entity has guaranteed liabilities of certain consolidated group companies, as meant in article 2:403 of the Netherlands Civil Code. The legal entity is therefore jointly and severally liable for the liabilities arising from the legal acts of those group companies. The Company and its subsidiaries are involved in certain litigation and claims, including claims and assessments with taxing authorities, which are incidental to the conduct of its business.

The Company is head of the fiscal unity for corporate income tax of its Dutch subsidiaries, for that reason it is jointly and severally liable for the tax liabilities of the fiscal unity as a whole, with the exception of Playa Romana B.V. and Playa Romana Mar B.V.

For a discussion of the preferred shares of the Company and the commitments, contingencies, and long-term obligations of the subsidiaries of the Company, see Note 9, Note 11 and Note 12 of the Company’s audited combined consolidated financial statements included elsewhere in this Registration Statement.

5. Dividends from subsidiaries

Playa Hotels & Resorts B.V. did not receive cash dividends for the period ended December 31, 2013.

EXHIBIT LIST

Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Deed of Amendment and Conversion (including the revised Articles of Association) of Playa Hotels & Resorts N.V.

4.1*	Form of Specimen Ordinary Share Certificate

5.1*	Opinion of NautaDutilh New York P.C. regarding the validity of the securities

21.1*	List of Subsidiaries of Playa Hotels & Resorts N.V.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Mancera S.C.

23.3*	Consent of NautaDutilh New York P.C. (included in Exhibit 5.1)

23.4*	Consent of Jones Lang LaSalle

24.1*	Power of Attorney (included on signature page to the registration statement)

*	To be filed by amendment.